As filed with the Securities and Exchange Commission on June 11, 2021
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Webster Financial Corporation
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	06-1187536 (I.R.S. Employer Identification Number)
145 Bank Street
Waterbury, Connecticut 06702
(203) 578-2202
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Harriet Munrett Wolfe
Executive Vice President, General Counsel and Secretary
Webster Financial Corporation
145 Bank Street
Waterbury, Connecticut 06702
(203) 578-2202
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Edward D. Herlihy Jacob A. Kling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	James P. Blose Executive Vice President and General Counsel Sterling Bancorp Two Blue Hill Plaza Second Floor Pearl River, New York 10965 (845) 369-8040	James J. Barresi Abby E. Brown Squire Patton Boggs (US) LLP 2550 M Street, NW Washington, D.C. 20037 (202) 457-6000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(5)
Common Stock, par value $0.01 per share	90,285,000(1)	N/A	$5,085,600,000(3)	$554,839
6.50% Non-Cumulative Perpetual Preferred Stock, Series G, par value $0.01 per share	135,000(2)	N/A	$135,000,000(4)	$14,729
Depositary Shares each representing a 1/40th interest in a share of Webster series G preferred stock	(6)	(6)	(6)	(6)
(1)
The number of shares of common stock, par value $0.01 per share, of Webster Financial Corporation (“Webster” and such shares, the “Webster common stock”) being registered is based upon an estimate of (x) the maximum number of shares of common stock, par value $0.01 per share, of Sterling Bancorp (“Sterling” and such shares, the “Sterling common stock”) outstanding as of June 4, 2021 or issuable or expected to be exchanged in connection with the merger of Sterling with and into Webster, collectively equal to 195,000,000, multiplied by (y) the exchange ratio of 0.4630 of a share of Webster common stock for each share of Sterling common stock.

(2)
Represents the maximum number of shares of 6.50% Non-Cumulative Perpetual Preferred Stock, Series G, par value $0.01 per share, of Webster (“Webster series G preferred stock”) estimated to be issued to holders of record of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (“Sterling series A preferred stock”) in the merger described herein. This number is based on the number of shares of Sterling series A preferred stock outstanding as of June 4, 2021, and the exchange of each such share for a share of Webster series G preferred stock, pursuant to the merger agreement.

(3)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated in accordance with Rules 457(c) and 457(f)(1) promulgated thereunder. The aggregate offering price is (x) the average of the high and low prices of Sterling common stock as reported on the New York Stock Exchange on June 4, 2021 ($26.08) multiplied by (y) the maximum number of shares of Sterling common stock to be converted in the merger (195,000,000).

(4)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act. The aggregate offering price is (x) the book value per share of Sterling series A preferred stock as of June 4, 2021 ($1,000) multiplied by (y) the maximum number of shares of Sterling series A preferred stock to be converted in the merger (135,000).

(5)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by 0.0001091.
(6)	No separate registration fee is payable in respect of the depositary shares each representing a 1/40th interest in a share of Webster series G preferred stock.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 11, 2021

To the Stockholders of Webster Financial Corporation and Sterling Bancorp
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Webster Financial Corporation (“Webster”) and Sterling Bancorp (“Sterling”), we are pleased to enclose this joint proxy statement/prospectus relating to the proposed merger between Webster and Sterling. We are requesting that you take certain actions as a holder of Webster common stock or a holder of Sterling common stock.
The boards of directors of Webster and Sterling (the “Webster board of directors” and the “Sterling board of directors,” respectively) have each unanimously approved an agreement to merge our two companies. Pursuant to the Agreement and Plan of Merger, dated as of April 18, 2021, by and between Webster and Sterling (as amended from time to time, the “merger agreement”), Sterling will merge with and into Webster (the “merger”), with Webster as the surviving corporation (the “surviving corporation,” the “combined company” or “Webster,” as the case may be).
The proposed merger will bring together two high-performing, values-driven organizations. We believe the merger will position the combined company as a powerhouse Northeast bank, with the scale and financial capabilities to make further investments in products, services and technologies to drive operating efficiencies and growth, better manage risk and provide an enhanced client experience. We believe that the combined company will benefit from a deeply experienced and highly respected management team with a shared vision, common culture and strong commitment to serving our customers and communities. The combined company, as of March 31, 2021, would have had approximately $64 billion in assets, $42 billion in loans, and $52 billion in deposits.
In the merger, holders of Sterling common stock will receive 0.4630 of a share (the “exchange ratio” and such shares, the “merger consideration”) of Webster common stock for each share of Sterling common stock they own. Holders of Webster common stock will continue to own their existing shares of Webster common stock. Based on the closing price of Webster common stock on the New York Stock Exchange (the “NYSE”) on April 16, 2021, the last trading day before public announcement of the merger, the exchange ratio represented approximately $26.56 in value for each share of Sterling common stock. Based on the closing price of Webster common stock on the NYSE on [ ], 2021, the last practicable trading day before the date of this joint proxy statement/prospectus, of $[ ], the exchange ratio represented approximately $[ ] in value for each share of Sterling common stock. The value of the Webster common stock at the time of completion of the merger could be greater than, less than or the same as the value of Webster common stock on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations of Webster common stock (trading symbol “WBS”) and Sterling common stock (trading symbol “STL”).
In addition, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one (1) share of a newly issued series of Webster preferred stock having substantially the same terms as the Sterling series A preferred stock (“new Webster preferred stock”). Likewise, following the completion of the merger, each outstanding Sterling depositary share representing a 1/40th interest in a share of Sterling series A preferred stock will become a Webster depositary share representing a 1/40th interest in a share of new Webster preferred stock. The Sterling depositary shares representing a 1/40th interest in a share of Sterling series A preferred stock are currently listed on the NYSE under the symbol “STLPRA.” The new Webster depositary shares representing a 1/40th interest in a share of new Webster preferred stock are expected to be listed on the NYSE upon completion of the merger.
The merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes. Accordingly, U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”) of Sterling common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Sterling common stock for Webster common stock in the merger, except with respect to any cash received instead of fractional shares of common stock of the combined company. For more information regarding the tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”
Based on the number of shares of Webster common stock outstanding as of [ ], 2021, Webster expects to issue approximately [ ] million shares of Webster common stock to holders of Sterling common stock in the aggregate in the merger. Based on the number of shares of Sterling common stock outstanding as of [ ], 2021 and the number of shares of Webster common stock outstanding as of [ ], 2021, we estimate that, following the completion of the merger, former holders of Sterling common stock will own approximately 49.6% of the combined company and former holders of Webster common stock will own approximately 50.4% of the combined company.
The special meeting of holders of Sterling common stock will be held virtually on [ ], 2021 at [ ], at [ ], Eastern Time. The special meeting of holders of Webster common stock will be held virtually on [ ], 2021 at [ ], at [ ], Eastern Time. At our respective special meetings, in addition to other business, we will each ask our holders of common stock to adopt the merger agreement. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see the section entitled “Risk Factors” beginning on page 50. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.
Holders of Sterling series A preferred stock and holders of depositary shares representing Sterling series A preferred stock are not entitled to, and are not requested to, vote at the Sterling special meeting. Holders of Webster preferred stock and holders of depositary shares representing Webster preferred stock are not entitled to, and are not requested to, vote at the Webster special meeting. Whether or not you plan to attend your company’s respective virtual special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank, trustee or other nominee, please follow the instructions provided to you by such record holder. If you do not vote, it will have the same effect as voting “AGAINST” the merger.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.
John R. Ciulla Chairman, President and Chief Executive Officer Webster Financial Corporation	Jack L. Kopnisky President and Chief Executive Officer Sterling Bancorp
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Webster or Sterling, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This joint proxy statement/prospectus is dated [ ], 2021, and is first being mailed to holders of Webster common stock and holders of Sterling common stock on or about [ ], 2021.

ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Webster and Sterling from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the SEC website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:
•	if you are a Webster stockholder: Webster Financial Corporation 145 Bank Street Waterbury, Connecticut 06702 (203) 578-2202 Attn: Kristen Manginelli, Director of Investor Relations	•	if you are a Sterling stockholder: Sterling Bancorp Two Blue Hill Plaza, Second Floor Pearl River, New York 10965 (845) 369-8040 Attn: Emlen Harmon, Senior Managing Director, Investor Relations
You will not be charged for any of these documents that you request. In order for you to receive timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of Webster common stock requesting documents must do so by [ ], 2021 in order to receive them before the Webster special meeting, and holders of Sterling common stock requesting documents must do so by [ ], 2021 in order to receive them before the Sterling special meeting.
You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [ ], 2021, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of Webster common stock or holders of Sterling common stock nor the issuance by Webster of shares of Webster common stock in connection with the merger will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding Sterling has been provided by Sterling and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding Webster has been provided by Webster.
See the section entitled “Where You Can Find More Information” for further information.

Webster Financial Corporation
145 Bank Street
Waterbury, Connecticut 06702
Notice of Virtual Special Meeting of Stockholders
To the Stockholders of Webster Financial Corporation:
On April 18, 2021, Webster Financial Corporation (“Webster”) and Sterling Bancorp (“Sterling”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Webster common stock (the “Webster special meeting”) will be held virtually, solely by means of remote communication, on [ ], 2021 at [ ], Eastern Time. We are pleased to notify you of and invite you to the Webster special meeting. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Webster’s stockholders and the community, the Webster special meeting will be held in a virtual-only format conducted via live audio webcast. You will be able to attend the special meeting by visiting [ ] (the “Webster special meeting website”) and inserting the 16-digit control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Webster common stock in “street name.” You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the control number.
At the Webster special meeting, you will be asked to consider and vote on the following matters:
•	Proposal to adopt the merger agreement (the “Webster merger proposal”).
•
Proposal to adopt and approve an amendment to the fourth amended and restated certificate of incorporation of Webster (the “Webster certificate”) to increase the number of authorized shares of Webster common stock from two hundred million (200,000,000) shares to four hundred million (400,000,000) shares (such amendment, the “Webster certificate amendment” and such proposal, the “Webster authorized share count proposal”), a copy of which is attached as Annex B to the accompanying joint proxy statement/prospectus.

•
Proposal to adjourn the Webster special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Webster merger proposal or the Webster authorized share count proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Webster common stock (the “Webster adjournment proposal”).

The Webster board of directors has fixed the close of business on [ ], 2021 as the record date for the Webster special meeting. Only holders of record of Webster common stock as of the close of business on the record date for the Webster special meeting are entitled to notice of, and to vote at, the Webster special meeting or any adjournment or postponement thereof.
The Webster board of directors unanimously recommends that holders of Webster common stock vote “FOR” the Webster merger proposal, “FOR” the Webster authorized share count proposal and “FOR” the Webster adjournment proposal.
If you have any questions or need assistance with voting, please contact our proxy solicitor, Morrow Sodali LLC, by calling toll-free at (800) 662-5200, or via email to WBS@investor.morrowsodali.com.
Holders of Webster common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under the Delaware General Corporation Law.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Webster common stock approve the Webster merger proposal and the Webster authorized share count proposal. Each of the Webster merger proposal and the Webster authorized share count proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote thereon.
Each copy of the joint proxy statement/prospectus mailed to holders of Webster common stock is accompanied by a form of proxy card with instructions for voting. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Webster special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein.
Whether or not you plan to attend the Webster special meeting virtually, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions provided by such bank, broker, trustee or other nominee.
By Order of the Board of Directors

John R. Ciulla Chairman, President and Chief Executive Officer Webster Financial Corporation
[ ], 2021

Sterling Bancorp
Two Blue Hill Plaza
Second Floor
Pearl River, New York 10965
Notice of Virtual Special Meeting of Stockholders
To the Stockholders of Sterling Bancorp:
On April 18, 2021, Sterling Bancorp (“Sterling”) and Webster Financial Corporation (“Webster”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Sterling common stock (the “Sterling special meeting”) will be held virtually, solely by means of remote communication, on [ ], 2021 at [ ], Eastern Time. We are pleased to notify you of and invite you to the Sterling special meeting. You will be able to attend the special meeting by visiting [ ] (the “Sterling special meeting website”) and inserting the 16-digit control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Sterling common stock in “street name.” You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the control number.
At the Sterling special meeting, you will be asked to vote on the following matters:
•	Proposal to adopt the merger agreement (the “Sterling merger proposal”).
•
Proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Sterling’s named executive officers that is based on or otherwise relates to the merger (the “Sterling compensation proposal”).

•
Proposal to adjourn the Sterling special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Sterling merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Sterling common stock (the “Sterling adjournment proposal”).

The Sterling board of directors has fixed the close of business on [ ], 2021 as the record date for the Sterling special meeting. Only holders of record of Sterling common stock as of the close of business on the record date for the Sterling special meeting are entitled to notice of, and to vote at, the Sterling special meeting or any adjournment or postponement thereof.
The Sterling board of directors unanimously recommends that holders of Sterling common stock vote “FOR” the Sterling merger proposal, “FOR” the Sterling compensation proposal and “FOR” the Sterling adjournment proposal.
If you have any questions or need assistance with voting, please contact our proxy solicitor, Okapi Partners, by calling toll-free at (877) 869-0171.
Holders of Sterling common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under the Delaware General Corporation Law.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Sterling common stock approve the Sterling merger proposal. The Sterling merger proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote on the merger agreement.
Each copy of the joint proxy statement/prospectus mailed to holders of Sterling common stock is accompanied by a form of proxy card with instructions for voting. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Sterling special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein.
Whether or not you plan to attend the Sterling special meeting virtually, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions provided by such bank, broker, trustee or other nominee.
By Order of the Board of Directors

Richard O’Toole Chairman of the Board of Directors Sterling Bancorp	Jack L. Kopnisky President and Chief Executive Officer Sterling Bancorp
[ ], 2021

QUESTIONS AND ANSWERS	1
SUMMARY	12
The Parties to the Merger	12
The Merger and the Merger Agreement	13
Merger Consideration	13
Treatment of Sterling Series A Preferred Stock and Sterling Depositary Shares	13
Treatment of Outstanding Sterling Equity Awards	13
Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors	14
Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors	14
Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors	14
Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors	15
Interests of Webster’s Directors and Executive Officers in the Merger	16
Interests of Sterling’s Directors and Executive Officers in the Merger	17
Governance of the Combined Company After the Merger	18
Expected Timing of the Merger	19
Regulatory Approvals	19
Conditions to Completion of the Merger	20
Termination of the Merger Agreement	20
Termination Fee	21
Accounting Treatment	21
Appraisal or Dissenters’ Rights in the Merger	21
The Rights of Holders of Sterling Common Stock Will Change as a Result of the Merger	21
Listing of Webster Common Stock and New Webster Depositary Shares; Delisting and Deregistration of Sterling Common Stock and Sterling Depositary Shares	22
Material U.S. Federal Income Tax Consequences of the Merger	22
The Webster Special Meeting	22
The Sterling Special Meeting	23
Risk Factors	23
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WEBSTER	24
Reconciliations of Non-GAAP Financial Measures	26
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF STERLING	28
Reconciliations of Non-GAAP Financial Measures	31
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	35
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	42
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA	47
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	48
RISK FACTORS	50
THE WEBSTER SPECIAL MEETING	57
Date, Time and Place of the Meeting	57
Matters to Be Considered	57
Recommendation of the Webster Board of Directors	57
Record Date and Quorum	57
Broker Non-Votes	58
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote	58
Attending the Virtual Special Meeting	58
Proxies	59
Shares Held in Street Name	59
Revocability of Proxies	60
Delivery of Proxy Materials	60
i

ii

iii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the Webster special meeting or the Sterling special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the Webster special meeting or the Sterling special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“Sterling” refers to Sterling Bancorp;
•	“Sterling common stock” refers to the common stock, par value $0.01 per share, of Sterling;
•	“Sterling series A preferred stock” refers to the 6.50% non-cumulative perpetual preferred stock, series A, par value $0.01 per share, of Sterling;
•	“Sterling depositary shares” refers to the depositary shares each representing a 1/40th interest in a share of Sterling series A preferred stock;
•	“Webster” refers to Webster Financial Corporation;
•	“Webster common stock” refers to the common stock, par value $0.01 per share, of Webster;
•	“Webster series F preferred stock” refers to the 5.25% series F non-cumulative perpetual preferred stock, par value $0.01 per share, of Webster;
•	“Webster preferred stock” refers to the preferred stock, par value $0.01 per share, of Webster;
•	“Webster series F depositary shares” refers to the depositary shares each representing a 1/1000th interest in a share of Webster series F preferred stock;
•	“new Webster preferred stock” refers to the 6.50% non-cumulative perpetual preferred stock, series G, par value $0.01 per share, of Webster; and
•	“new Webster depositary shares” refers to the depositary shares each representing a 1/40th interest in a share of new Webster preferred stock.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Webster and Sterling have agreed to a merger of Sterling with and into Webster (the “merger”), with Webster as the surviving corporation (the “surviving corporation,” the “combined company,” or “Webster,” as the case may be). A copy of the Agreement and Plan of Merger, dated as of April 18, 2021, by and between Webster and Sterling (if and as amended from time to time, the “merger agreement”) is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Following the completion of the merger, Sterling National Bank, a wholly owned bank subsidiary of Sterling (“Sterling Bank”), will merge (the “bank merger”) with and into Webster Bank, National Association, a wholly owned bank subsidiary of Webster (“Webster Bank”), with Webster Bank as the surviving bank (the “surviving bank,” the “combined bank” or “Webster Bank,” as the case may be).

To complete the merger, among other things:
•	holders of Webster common stock must adopt the merger agreement (the “Webster merger proposal”);
•
holders of Webster common stock must adopt and approve an amendment to the fourth amended and restated certificate of incorporation of Webster (the “Webster certificate”) to increase the number of authorized shares of Webster common stock from two hundred million (200,000,000) shares to four hundred million (400,000,000) shares (such amendment, the “Webster certificate amendment” and such proposal, the “Webster authorized share count proposal”); and

•	holders of Sterling common stock must adopt the merger agreement (the “Sterling merger proposal”).

Webster is holding a virtual special meeting of holders of Webster common stock (the “Webster special meeting”) to obtain approval of the Webster merger proposal and the Webster authorized share count proposal. Holders of Webster common stock will also be asked to approve the proposal to adjourn the Webster special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Webster special meeting to approve the Webster merger proposal or the Webster authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Webster common stock (the “Webster adjournment proposal”). A copy of the Webster certificate amendment is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein.
Holders of Webster series F preferred stock are not entitled to, and are not requested to, vote at the Webster special meeting. Holders of Webster common stock and holders of Webster preferred stock are not entitled to appraisal or dissenters’ rights.
Sterling is holding a virtual special meeting of holders of Sterling common stock (the “Sterling special meeting”) to obtain approval of the Sterling merger proposal. Holders of Sterling common stock will also be asked (1) to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to Sterling’s named executive officers in connection with the merger (the “Sterling compensation proposal”) and (2) to approve the proposal to adjourn the Sterling special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Sterling special meeting to approve the Sterling merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Sterling common stock (the “Sterling adjournment proposal”).
Holders of Sterling series A preferred stock are not entitled to, and are not requested to, vote at the Sterling special meeting. Holders of Sterling common stock and holders of Sterling series A preferred stock are not entitled to appraisal or dissenters’ rights.
This document is also a prospectus that is being delivered to holders of Sterling common stock because, in connection with the merger, Webster is offering shares of Webster common stock to holders of Sterling common stock. Webster is also issuing shares of new Webster preferred stock to holders of Sterling series A preferred stock. Each share of Sterling series A preferred stock will be automatically converted into the right to receive one (1) share of new Webster preferred stock at the effective time. Following the completion of the merger, each outstanding Sterling depositary share will be automatically converted into a Webster depositary share.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Webster and Sterling special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your virtual special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the merger?
A:
In the merger, Sterling will merge with and into Webster. Each share of Sterling common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Sterling as treasury stock or owned by Webster or Sterling, subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.4630 of a share (the “exchange ratio,” and such shares, the “merger consideration”) of Webster common stock. After completion of the merger, Sterling will cease to exist, will no longer be a public company, and Sterling common stock and Sterling depositary shares in respect of Sterling series A preferred stock will be delisted from the New York Stock Exchange (the “NYSE”), will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will cease to be publicly traded. Holders of Webster common stock and holders of Webster preferred stock will continue to own their existing shares of Webster common stock and Webster preferred stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” and the merger agreement for more information about the merger.

Q:	When and where will each of the special meetings take place?
A:	The Webster special meeting will be held virtually at [ ] on [ ], 2021 at [ ], Eastern Time. The Sterling special meeting will be held virtually at [ ] on [ ], 2021 at [ ], Eastern Time.

Even if you plan to attend your respective company’s virtual special meeting, Webster and Sterling recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend or become unable to attend the applicable special meeting. See the section entitled “How can I vote my shares without attending my respective virtual special meeting?” below. If you hold your shares of Webster common stock or Sterling common stock, as applicable, in “street name” and want to attend the Webster special meeting virtually via the Webster special meeting website or the Sterling special meeting virtually via the Sterling special meeting website, respectively, you must have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.
Q:	What matters will be considered at each of the special meetings?
A:	At the Webster special meeting, holders of Webster common stock will be asked to consider and vote on the following proposals:
•	Webster Proposal 1: The Webster merger proposal. Adoption of the merger agreement;
•
Webster Proposal 2: The Webster authorized share count proposal. Adoption and approval of an amendment to the Webster certificate to increase the number of authorized shares of Webster common stock from two hundred million (200,000,000) shares to four hundred million (400,000,000) shares; and

•
Webster Proposal 3: The Webster adjournment proposal. Approval of the adjournment of the Webster special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Webster special meeting to approve the Webster merger proposal or the Webster authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Webster common stock.

At the Sterling special meeting, holders of Sterling common stock will be asked to consider and vote on the following proposals:
•	Sterling Proposal 1: The Sterling merger proposal. Adoption of the merger agreement;
•
Sterling Proposal 2: The Sterling compensation proposal. Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to Sterling’s named executive officers in connection with the merger; and

•
Sterling Proposal 3: The Sterling adjournment proposal. Approval of the adjournment of the Sterling special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the Sterling special meeting to approve the Sterling merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Sterling common stock.

In order to complete the merger, among other things, holders of Webster common stock must approve the Webster merger proposal and the Webster authorized share count proposal, and holders of Sterling common stock must approve the Sterling merger proposal. None of the approvals of the Webster adjournment proposal, the Sterling compensation proposal or the Sterling adjournment proposal are conditions to the obligations of Webster or Sterling to complete the merger.
Q:	What will holders of Sterling common stock receive in the merger?
A:
In the merger, holders of Sterling common stock will receive 0.4630 of a share of Webster common stock for each share of Sterling common stock held immediately prior to the completion of the merger (other than certain shares held by Sterling as treasury stock or owned by Webster or Sterling, subject to certain exceptions set forth in the merger agreement). Webster will not issue any fractional shares of Webster common stock in the merger. Holders of Sterling common stock who would otherwise be entitled to a fractional share of Webster common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the closing-sale prices of Webster common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the day on which the merger is completed (the “Webster share closing price”) by the fraction of a share (after taking into account all shares of Sterling common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of Webster common stock that such stockholder would otherwise be entitled to receive.
Q:	What will holders of Sterling depositary shares receive in the merger?
A:
In the merger, each outstanding Sterling depositary share representing a 1/40th interest in a share of Sterling series A preferred stock will become a Webster depositary share representing a 1/40th interest in a share of new Webster preferred stock. Upon completion of the merger, Webster will assume the obligations of Sterling under the applicable deposit agreement. The Sterling depositary shares representing Sterling series A preferred stock are currently listed on the NYSE under the symbol “STLPRA.” The new Webster depositary shares representing the new Webster preferred stock are expected to be listed on the NYSE upon completion of the merger. See the section entitled “Description of New Webster Preferred Stock.”

Q:	What will holders of Webster common stock receive in the merger?
A:
In the merger, holders of Webster common stock will not receive any consideration, and their shares of Webster common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of Webster common stock will continue to be listed on the NYSE.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:
Yes. Although the number of shares of Webster common stock that holders of Sterling common stock will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Webster common stock. Any fluctuation in the market price of Webster common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Webster common stock that holders of Sterling common stock will receive. Neither Webster nor Sterling is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of Webster common stock or Sterling common stock.

Q:	How will the merger affect Sterling equity awards?
A:	At the effective time:
•
each option granted by Sterling to purchase shares of Sterling common stock under a Sterling stock plan (a “Sterling stock option”) that is outstanding and unexercised immediately prior to the effective time will be assumed and converted automatically into an option (an “adjusted stock option”) to purchase, on the same terms and conditions as were applicable under such Sterling stock option immediately prior to the effective time (including vesting terms), the number of shares of Webster common stock (rounded down to the nearest whole number of shares of Webster common stock) equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling stock option immediately prior to the effective time, multiplied by (B) the exchange ratio, which adjusted stock option will have an exercise price per share of Webster common stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Sterling common stock subject to such Sterling stock option immediately prior to the effective time, by (2) the exchange ratio;

•
each award in respect of a share of Sterling common stock subject to vesting, repurchase or other lapse restriction granted under a Sterling stock plan (a “Sterling restricted stock award”) that is outstanding immediately prior to the effective time and that is not a Sterling performance award (as defined in the next bullet) will (i) if granted to a non-employee member of the Sterling board of directors, fully vest and be cancelled and converted automatically into the right to receive (without interest) the merger consideration in respect of each share of Sterling common stock subject to such Sterling restricted stock award immediately prior to the effective time, which will be delivered as soon as reasonably practicable following the closing date and in no event later than five (5) business days following the closing date (or on such later date if required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) and (ii) if not granted to an individual described in clause (i), be assumed and converted into a restricted stock award in respect of Webster common stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such Sterling restricted stock award immediately prior to the effective time (including vesting terms), and relating to the number of shares of Webster common stock equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling restricted stock award immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Webster common stock;
•
each performance share award in respect of shares of Sterling common stock granted under a Sterling stock plan that is outstanding immediately prior to the effective time (a “Sterling performance award”) will be assumed and converted into a restricted stock award in respect of Webster common stock (an “adjusted performance award”) relating to the number of shares of Webster common stock equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling performance award immediately prior to the effective time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the effective time based on the higher of target performance and actual performance through the latest practicable date prior to the effective time as reasonably determined by the compensation committee of the Sterling board of directors (the “Sterling compensation committee”) consistent with past practice in consultation with Webster, multiplied by (B) the exchange ratio, with any fractional share rounded to the nearest whole share of Webster common stock. Except as specifically provided in the merger agreement, each such adjusted performance award will be subject to service-based vesting only as applicable immediately prior to the effective time and will no longer be subject to any performance conditions; and

•
each hypothetical Sterling common stock investment credited under the Sterling Deferred Fee Plan or the Sterling Directors Deferred Fee Plan (a “Sterling phantom stock unit”) that is unsettled immediately prior to the effective time will be assumed and converted into a hypothetical Webster common stock investment with the same terms and conditions as were applicable under such Sterling phantom stock unit immediately prior to the effective time (including vesting terms) and relating to the number of shares of Webster common stock equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling phantom stock unit immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Webster common stock.

Q:	What if I own Sterling series A preferred stock?
A:
If you are a holder of Sterling series A preferred stock, no action is required of you. You are not entitled to, and are not requested to, vote on the Sterling merger proposal, the Sterling compensation proposal or the Sterling adjournment proposal or to exercise appraisal or dissenters’ rights.

In the merger, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted at the effective time into the right to receive one (1) share of new Webster preferred stock. For more information, see the sections entitled “The Merger—Treatment of Sterling Series A Preferred Stock and Sterling Depositary Shares” and “Description of New Webster Preferred Stock.”
Q:	What if I own Sterling depositary shares?
A:
If you are a holder of Sterling depositary shares, no action is required of you. You are not entitled to, and are not requested to, vote on the Sterling merger proposal, the Sterling compensation proposal or the Sterling adjournment proposal or to exercise appraisal or dissenters’ rights.

In the merger, each outstanding Sterling depositary share representing a 1/40th interest in a share of Sterling series A preferred stock will become a new Webster depositary share representing a 1/40th interest in a share of new Webster preferred stock, which will have the terms of the new Webster preferred stock.
Q:	How does the Webster board of directors recommend that I vote at the Webster special meeting?
A:	The Webster board of directors unanimously recommends that you vote “FOR” the Webster merger proposal, “FOR” the Webster authorized share count proposal and “FOR” the Webster adjournment proposal.

In considering the recommendations of the Webster board of directors, holders of Webster common stock should be aware that Webster directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of Webster common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Webster’s Directors and Executive Officers in the Merger.”
Q:	How does the Sterling board of directors recommend that I vote at the Sterling special meeting?
A:	The Sterling board of directors unanimously recommends that you vote “FOR” the Sterling merger proposal, “FOR” the Sterling compensation proposal and “FOR” the Sterling adjournment proposal.
In considering the recommendations of the Sterling board of directors, holders of Sterling common stock should be aware that Sterling directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of Sterling common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger.”
Q:	Who is entitled to vote at the Webster special meeting?
A:
The record date for the Webster special meeting is [ ], 2021. All holders of Webster common stock who held shares at the close of business on the record date for the Webster special meeting are entitled to receive notice of, and to vote at, the Webster special meeting.

Each holder of Webster common stock is entitled to cast one (1) vote on each matter properly brought before the Webster special meeting for each share of Webster common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Webster special meeting, there were [ ] outstanding shares of Webster common stock. Attendance at the virtual Webster special meeting via the Webster special meeting website is not required to vote. See below and the section entitled “The Webster Special Meeting—Proxies” for instructions on how to vote your shares without attending the Webster special meeting.
Q:	Who is entitled to vote at the Sterling special meeting?
A:
The record date for the Sterling special meeting is [ ], 2021. All holders of Sterling common stock who held shares at the close of business on the record date for the Sterling special meeting are entitled to receive notice of, and to vote at, the Sterling special meeting.

Each holder of Sterling common stock is entitled to cast one (1) vote on each matter properly brought before the Sterling special meeting for each share of Sterling common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Sterling special meeting, there were [ ] outstanding shares of Sterling common stock. Attendance at the virtual Sterling special meeting via the Sterling special meeting website is not required to vote. See below and the section entitled “The Sterling Special Meeting—Proxies” for instructions on how to vote your shares without attending the Sterling special meeting.
Q:	What constitutes a quorum for the Webster special meeting?
A:
The presence virtually via the Webster special meeting website or by proxy of one-third (1/3) of the Webster capital stock issued and outstanding and entitled to vote at the meeting constitutes a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the Sterling special meeting?
A:
The presence virtually via the Sterling special meeting website or by proxy of the holders of a majority of all of the shares of Sterling common stock entitled to vote at the meeting constitutes a quorum. Abstentions will be included in determining the number of shares present at the Sterling special meeting for the purpose of determining the presence of a quorum.

Q:	If my shares of common stock are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”), please follow the voting instructions provided by your broker, bank, trustee or other nominee. If your shares of Webster common stock or Sterling common stock, as applicable, are held in street name, please instruct your bank, broker, trustee or other nominee on how to vote your shares using the voting instructions furnished by your bank, broker, trustee or other nominee as soon as possible. Further, brokers who hold shares of Webster common stock or Sterling common stock may not give a proxy to Webster or Sterling to vote those shares on any of the Webster proposals or any of the Sterling proposals without specific instructions from their customers.

Q:	If my shares of common stock are held through the Webster Bank Retirement Savings Plan, how do I vote my shares?
A:
If you are an employee of Webster or its affiliated entities and are receiving this joint proxy statement/prospectus as a result of your participation in the Webster Bank Retirement Savings Plan, you must provide voting instructions with respect to your shares held under this plan to the plan trustee. A proxy and instruction card or email with voting instructions have been provided so that you may instruct the trustee how to vote your shares held under this plan.

Q:	What vote is required for the approval of each proposal at the Webster special meeting?
A:
Webster Proposal 1: Webster merger proposal. Approval of the Webster merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote on the merger agreement. Shares of Webster common stock not present virtually or by proxy, and shares present virtually or by proxy and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Webster merger proposal.

Webster Proposal 2: Webster authorized share count proposal. Adoption and approval of the Webster certificate amendment to increase the number of authorized shares of Webster common stock requires the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote thereon (together with the vote required for the approval of the Webster merger proposal, the “requisite Webster vote”). Shares of Webster common stock not present virtually or by proxy, and shares present virtually or by proxy and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Webster authorized share count proposal.
Webster Proposal 3: Webster adjournment proposal. Approval of the Webster adjournment proposal requires the affirmative vote of the majority of the votes cast on the Webster adjournment proposal. Assuming a quorum is present, shares of Webster common stock not present virtually or by proxy, and shares present virtually or by proxy and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the Webster adjournment proposal.
Q:	What vote is required for the approval of each proposal at the Sterling special meeting?
A:
Sterling Proposal 1: Sterling merger proposal. Approval of the Sterling merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote on the merger agreement (the “requisite Sterling vote”). Shares of Sterling common stock not present virtually or by proxy, and shares present virtually or by proxy and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Sterling merger proposal.

Sterling Proposal 2: Sterling compensation proposal. Approval of the advisory, non-binding Sterling compensation proposal requires the affirmative vote of the majority of the votes cast on the Sterling compensation proposal. Assuming a quorum is present, shares of Sterling common stock not present virtually or by proxy, and shares present virtually or by proxy and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the Sterling compensation proposal.
Sterling Proposal 3: Sterling adjournment proposal. Approval of the Sterling adjournment proposal requires the affirmative vote of the majority of the votes cast on the Sterling adjournment proposal. Assuming a quorum is present, shares of Sterling common stock not present virtually or by proxy, and shares present virtually or by proxy and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the Sterling adjournment proposal.
Q:	Why am I being asked to consider and vote on the Sterling compensation proposal?
A:
Under SEC rules, Sterling is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Sterling’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What happens if holders of Sterling common stock do not approve, by non-binding, advisory vote, the Sterling compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for each of Sterling’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Sterling special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Sterling, Webster or the combined company in the merger. Accordingly, the merger-related compensation will be paid to Sterling’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, even if the holders of Sterling common stock do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both Webster and Sterling?
A:
If you hold shares of both Webster common stock and Sterling common stock, you will receive separate packages of proxy materials for each. A vote cast as a holder of Webster common stock will not count as a vote cast as a holder of Sterling common stock, and a vote cast as a holder of Sterling common stock will not count as a vote cast as a holder of Webster common stock. Therefore, please submit separate proxies for your shares of Webster common stock and your shares of Sterling common stock.

Q:	How can I vote my shares while in attendance at my respective virtual special meeting?
A:
Record Holders. Shares held directly in your name as the holder of record of Webster common stock or Sterling common stock may be voted at the Webster special meeting or the Sterling special meeting, as applicable. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, please follow the instructions on your proxy card.

Shares in “street name.” If your shares of Webster common stock or Sterling common stock, as applicable, are held in street name and you wish to vote your shares at the Webster special meeting via the Webster special meeting website or the Sterling special meeting via the Sterling special meeting website, respectively, you must have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.
Even if you plan to attend the Webster special meeting or the Sterling special meeting virtually, as applicable, Webster and Sterling recommend that you vote your shares in advance so that your vote will be counted if you later decide not to attend or become unable to attend the applicable special meeting. See the section entitled “How can I vote my shares without attending my respective virtual special meeting?” below.
Additional information on attending the virtual special meetings can be found under the sections entitled “The Webster Special Meeting” and “The Sterling Special Meeting.”
Q:	How can I vote my shares without attending my respective virtual special meeting?
A:
Whether you hold your shares directly as the holder of record of Webster common stock or Sterling common stock or beneficially in “street name,” you may direct your vote by proxy without virtually attending the Webster special meeting or the Sterling special meeting, as applicable.

If you are a record holder of Webster common stock or Sterling common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

If you intend to submit your proxy by telephone or via the Internet, you must do so by [ ], Eastern Time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the sections entitled “The Webster Special Meeting” and “The Sterling Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of Webster common stock or Sterling common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for Webster or Sterling to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote at the applicable virtual special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, or an abstention from voting, will have the same effect as a vote “AGAINST” the Webster merger proposal, the Webster authorized share count proposal and the Sterling merger proposal, as applicable.

The merger agreement must be adopted by the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote on the merger agreement and by the affirmative vote of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote on the merger agreement. The Webster authorized share count proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote on the Webster certificate amendment.
The Webster board of directors and the Sterling board of directors unanimously recommend that you vote “FOR” the Webster merger proposal and the Webster authorized share count proposal and “FOR” the Sterling merger proposal, respectively, and “FOR” the other proposals to be considered at the Webster special meeting and the Sterling special meeting, respectively.
Q:	Can I revoke my proxy or change my vote?
A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•	voting by telephone or the Internet at a later time;
•
attending virtually and voting at the Webster special meeting via the Webster special meeting website or attending virtually and voting at the Sterling special meeting via the Sterling special meeting website, as applicable;

•	signing and returning a proxy card with a later date; or
•	submitting a written statement that you would like to revoke your proxy to Webster or Sterling, as applicable.
If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.
Q:	Will Webster be required to submit the merger agreement to its stockholders even if the Webster board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the Webster special meeting, Webster is required to submit the merger agreement to its stockholders even if the Webster board of directors has withdrawn, modified or qualified the Webster board recommendation (as defined in the section entitled “The Merger Agreement—Stockholder Meetings and Recommendation of the Webster Board of Directors and the Sterling Board of Directors”).

Q:	Will Sterling be required to submit the merger agreement to its stockholders even if the Sterling board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the Sterling special meeting, Sterling is required to submit the merger agreement to its stockholders even if the Sterling board of directors has withdrawn, modified or qualified the Sterling board recommendation (as defined in the section entitled “The Merger Agreement—Stockholder Meetings and Recommendation of the Webster Board of Directors and the Sterling Board of Directors”).

Q:	Are holders of Webster common stock entitled to appraisal or dissenters’ rights?
A:	No. Holders of Webster common stock are not entitled to appraisal or dissenters’ rights under the Delaware General Corporation Law (the “DGCL”).
For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger.”
Q:	Are holders of Sterling common stock entitled to appraisal or dissenters’ rights?
A:	No. Holders of Sterling common stock are not entitled to appraisal or dissenters’ rights under the DGCL.
For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger.”
Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Webster merger proposal, the approval of the Webster authorized share count proposal or the approval of the Sterling merger proposal, or the other proposals to be considered at the Webster special meeting and the Sterling special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of Webster and Sterling contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of Sterling common stock?
A:
The merger is intended to qualify as a “reorganization” for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that Webster and Sterling each receive a legal opinion to the effect that the merger will so qualify. Accordingly, holders of Sterling common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Sterling common stock for Webster common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Webster common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	When is the merger expected to be completed?
A:
Webster and Sterling expect the merger to close in the fourth quarter of 2021. However, neither Webster nor Sterling can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Webster and Sterling must first obtain the approval of holders of Webster common stock and holders of Sterling common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the merger?
A:
The obligations of Webster and Sterling to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition (as defined in “The Merger—Regulatory Approvals”), tax opinions, approval by holders of Webster common stock of the Webster merger proposal and the Webster authorized share count proposal and approval by holders of Sterling common stock of the Sterling merger proposal. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger.”
Q:	What happens if the merger is not completed?
A:
If the merger is not completed, holders of Sterling common stock will not receive any consideration for their shares of Sterling common stock in connection with the merger. Instead, Sterling will remain an independent public company, Sterling common stock and Sterling depositary shares will continue to be listed on the NYSE, and Webster will not complete the issuance of shares of Webster common stock and new Webster preferred stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $185.0 million may be payable by either Webster or Sterling to the other party, as applicable. See the section entitled “The Merger Agreement—Termination Fee” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Webster and mutually acceptable to Sterling (the “exchange agent”) will send you instructions for exchanging Sterling stock certificates for the consideration to be received in the merger. See the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Sterling Stock Certificates.”

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you hold shares of Webster common stock or Sterling common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Webster common stock or Sterling common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Webster common stock or Sterling common stock are voted.
Shares in “street name.” For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
Q:	What should I do if I have technical difficulties or trouble accessing the Webster special meeting website or the Sterling special meeting website?
A:
If you encounter any difficulties accessing the Webster special meeting or the Sterling special meeting during the check-in or meeting time, please call the technical support number that will be posted on the Webster special meeting login page or the Sterling special meeting login page, as applicable.

Q:	Who can help answer my questions?
A:
Webster stockholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Webster Investor Relations at (203) 578-2202 or Webster’s proxy solicitor, Morrow Sodali LLC, by calling toll-free at (800) 662-5200, or via email to WBS@investor.morrowsodali.com.

Sterling stockholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Sterling Investor Relations at (845) 369-8040 or Sterling’s proxy solicitor, Okapi Partners, by calling (877) 869-0171 toll-free, or via email to info@okapipartners.com.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Webster and Sterling into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 196 of this joint proxy statement/prospectus.
The Parties to the Merger (pages 71 and 72)
Webster Financial Corporation
Webster is a Delaware corporation that serves as the holding company for Webster Bank and its HSA Bank division. Webster provides business and consumer banking, mortgage, financial planning, trust, and investment services through 148 banking centers and 280 ATMs, as of March 31, 2021. Webster also provides mobile and online banking throughout southern New England and Westchester County, New York. Webster Bank owns the asset-based lending firm Webster Business Credit Corporation; the equipment finance firm Webster Capital Finance Corporation; and HSA Bank, a division of Webster Bank, which provides health savings account trustee and administrative services. Webster Bank is a member of the FDIC and an equal housing lender. As of March 31, 2021, Webster had consolidated total assets of approximately $33.3 billion, total loans and leases of approximately $21.3 billion, total deposits of approximately $28.5 billion, total shareholders’ equity of approximately $3.3 billion and 93,686,311 shares of Webster common stock issued and 90,409,777 shares of Webster common stock outstanding.
Webster common stock is traded on the NYSE under the symbol “WBS.”
Webster’s principal executive office is located at 145 Bank Street, Waterbury, Connecticut 06702, and its telephone number at that location is (203) 578-2202.
Sterling Bancorp
Sterling is a Delaware corporation, a bank holding company and a financial holding company headquartered in Pearl River, New York that owns all of the outstanding shares of common stock of Sterling Bank, its principal subsidiary. Sterling Bank is a full-service regional bank specializing in the delivery of services and solutions to business owners, their families and consumers within the communities it serves through teams of dedicated and experienced relationship managers. As of March 31, 2021, Sterling had, on a consolidated basis, $29.9 billion in assets, $21.2 billion in total loans, $23.8 billion in deposits, stockholders’ equity of $4.6 billion and 229,872,925 of Sterling common stock issued and 192,567,901 shares of Sterling common stock outstanding.
Sterling Bank is a full-service regional bank founded in 1888. Headquartered in Pearl River, New York, Sterling Bank specializes in the delivery of services and solutions to business owners, their families and consumers within the communities it serves through teams of dedicated and experienced relationship managers. Sterling Bank offers a complete line of commercial, business, and consumer banking products and services. Sterling Bank operates as a regional bank providing a broad offering of deposit, lending and wealth management products to commercial, consumer and municipal clients in the Greater New York metropolitan area and nationally. Sterling Bank targets the following geographic markets: (i) the New York Metro Market, which includes Manhattan and Long Island; and (ii) the New York Suburban Market, which includes Rockland, Orange, Sullivan, Ulster and Westchester Counties in New York and Bergen County in New Jersey. The New York Metro-Market and New York Suburban Market combined generated approximately 73% of Sterling’s revenues in 2020. Through its asset-based lending, payroll finance, warehouse lending, factored receivables, equipment finance and public sector finance businesses, Sterling Bank also originates loans and deposits in select markets nationally including California, Connecticut, Michigan, Texas and Illinois.
Sterling common stock is traded on the NYSE under the symbol “STL.”
Sterling’s principal office is located at Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, and its telephone number at that location is (845) 369-8040.

The Merger and the Merger Agreement (pages 73 and 134)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Subject to the terms and conditions of the merger agreement, in accordance with the DGCL, at the effective time, Sterling will merge with and into Webster, with Webster as the surviving corporation. Following the merger, Sterling Bank will merge with and into Webster Bank, with Webster Bank as the surviving entity. Following the merger, Sterling common stock and Sterling depositary shares representing a 1/40th ownership interest in a share of the Sterling series A preferred stock will be delisted from the NYSE and deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (page 134)
In the merger, holders of Sterling common stock will receive 0.4630 of a share of Webster common stock for each share of Sterling common stock they hold immediately prior to the effective time. Webster will not issue any fractional shares of Webster common stock in the merger. Holders of Webster common stock who would otherwise be entitled to a fraction of a share of Webster common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the closing price of Webster common stock on the NYSE.
Webster common stock is listed on the NYSE under the symbol “WBS,” and Sterling common stock is listed on the NYSE under the symbol “STL.” The following table shows the closing sale prices of Webster common stock and Sterling common stock as reported on the NYSE on April 16, 2021, the last full trading day before the public announcement of the merger agreement, and on [ ], 2021, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Sterling common stock, which was calculated by multiplying the closing price of Webster common stock on those dates by the exchange ratio of 0.4630.
	Webster Common Stock	Sterling Common Stock	Implied Value of One Share of Sterling Common Stock
April 16, 2021	$57.37	$23.83	$26.56
[ ], 2021	$[ ]	$[ ]	$[ ]
For more information on the exchange ratio, see the sections entitled “The Merger—Terms of the Merger” and “The Merger Agreement—Merger Consideration.”
Treatment of Sterling Series A Preferred Stock and Sterling Depositary Shares (page 73)
In the merger, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted into the right to receive one (1) share of new Webster preferred stock having substantially the same terms (and taking into account that Sterling will not be the surviving corporation) as the Sterling series A preferred stock. Each outstanding share of Sterling series A preferred stock is presently represented by Sterling depositary shares that represent a 1/40th interest in a share of the Sterling series A preferred stock. Upon completion of the merger, Webster will assume the obligations of Sterling under the applicable deposit agreement. Each Sterling depositary share will then become a Webster depositary share. The Sterling depositary shares representing the Sterling series A preferred stock are currently listed on the NYSE under the symbol “STLPRA.” The new Webster depositary shares representing the new Webster preferred stock are expected to be listed on the NYSE upon completion of the merger.
For further information, see the sections entitled “The Merger—Treatment of Sterling Series A Preferred Stock and Sterling Depositary Shares” and “Description of New Webster Preferred Stock.”
Treatment of Outstanding Sterling Equity Awards (page 136)
Sterling Stock Options
At the effective time, each Sterling stock option that is outstanding and unexercised immediately prior to the effective time will be assumed and converted automatically based on the exchange ratio into an option to purchase shares of Webster common stock, on the same terms and conditions as were applicable under such Sterling stock option immediately prior to the effective time (including vesting terms).
Sterling Restricted Stock Awards
At the effective time, each Sterling restricted stock award that is outstanding immediately prior to the effective time and that is not a Sterling performance award will (i) if granted to a non-employee member of the Sterling board of directors, fully vest and be cancelled and converted into the right to receive (without interest) the merger consideration and (ii) if not granted to an individual described in clause (i), be assumed and converted based on the exchange ratio into a restricted stock award in respect of Webster common stock with the same terms and conditions as were applicable under such Sterling restricted stock award immediately prior to the effective time (including vesting terms).
Sterling Performance Awards
At the effective time, each Sterling performance award that is outstanding immediately prior to the effective time will be assumed and converted based on the exchange ratio into an adjusted performance award (with any performance goals deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time as reasonably determined by the Sterling compensation committee consistent with past practice in consultation with Webster). Except as specifically provided in the merger agreement, each such adjusted performance award will be subject to service-based vesting only as applicable immediately prior to the effective time and will no longer be subject to any performance conditions.
Sterling Phantom Stock Units
At the effective time, each Sterling phantom stock unit that is unsettled immediately prior to the effective time will be assumed and converted based on the exchange ratio into a hypothetical Webster common stock investment with the same terms and conditions as were applicable under such Sterling phantom stock unit immediately prior to the effective time (including vesting terms).
Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors (page 79)
The Webster board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Webster and its stockholders and has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Webster board of directors unanimously recommends that holders of Webster common stock vote “FOR” the approval of the merger proposal and “FOR” the other proposals presented at the Webster special meeting. For a more detailed discussion of the Webster board of directors’ recommendation, see the section entitled “The Merger—Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors.”
Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors (page 82)
The Sterling board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Sterling and its stockholders and unanimously adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement. The Sterling board of directors unanimously recommends that holders of Sterling common stock vote “FOR” the approval of the merger proposal and “FOR” the other proposals presented at the Sterling special meeting. For a more detailed discussion of the Sterling board of directors’ recommendation, see the section entitled “The Merger—Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors.”
Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors (page 84)
Opinion of J.P. Morgan Securities LLC to the Webster Board of Directors
Webster retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its lead financial advisor in connection with the proposed merger. At the meeting of the Webster board of directors on April 18, 2021, J.P. Morgan rendered its oral opinion to the Webster board of directors, which was subsequently confirmed in writing on April 18, 2021, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Webster.

The full text of the written opinion of J.P. Morgan, dated April 18, 2021, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Webster’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Webster board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the proposed merger and did not address any other aspect of the proposed merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Webster or as to the underlying decision by Webster to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Webster as to how such stockholder should vote with respect to the proposed merger or any other matter.
For more information, see the section entitled “The Merger—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors—Opinion of J.P. Morgan Securities LLC to the Webster Board of Directors” and Annex C.
Opinion of Piper Sandler & Co. to the Webster Board of Directors
Webster retained Piper Sandler & Co. (“Piper Sandler”) to act as a financial advisor to the Webster board of directors in connection with Webster’s consideration of a possible business combination with Sterling.
At the April 18, 2021 meeting at which the Webster board of directors considered the merger and the merger agreement, Piper Sandler delivered to the Webster board of directors its oral opinion, which was subsequently confirmed in writing on April 18, 2021, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair to Webster from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Holders of Webster common stock are urged to read the entire opinion carefully in connection with their consideration of the merger and adoption of the merger agreement. Piper Sandler’s opinion was addressed to the Webster board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the proposed merger and did not address any other aspect of the proposed merger. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Webster or Sterling, or any class of such persons, if any, relative to the compensation to be received in the merger by any other stockholder, or as to the underlying decision by Webster to engage in the proposed merger. Piper Sandler’s opinion was approved by Piper Sandler’s fairness committee. Piper Sandler’s opinion does not constitute a recommendation to any stockholder of Webster as to how such stockholder should vote with respect to the proposed merger or any other matter.
For more information, see the section entitled “The Merger—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors—Opinion of Piper Sandler & Co. to the Webster Board of Directors” and Annex D.
Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors (page 99)
Opinion of Citigroup Global Markets Inc. to the Sterling Board of Directors
In connection with the merger, Citigroup Global Markets Inc. (“Citi”) delivered a written opinion, dated April 18, 2021, to the Sterling board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to holders of Sterling common stock of the exchange ratio in the proposed merger.
The full text of Citi’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Citi’s opinion.
Citi’s opinion was provided for the information of the Sterling board of directors in its evaluation of the exchange ratio from a financial point of view and did not address any other terms, aspects or implications of the proposed merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Sterling to effect or enter into the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction which Sterling might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger or otherwise.
For more information, see the section entitled “The Merger—Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors—Opinion of Citigroup Global Markets Inc. to the Sterling Board of Directors” and Annex E.
Opinion of Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors
In connection with the merger, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated April 18, 2021, to the Sterling board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Sterling common stock of the exchange ratio in the proposed merger.
The full text of the opinion, which describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing its opinion, is attached as Annex F to this joint proxy statement/prospectus.
The opinion was for the information of, and was directed to, the Sterling board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion does not address the underlying business decision of Sterling to engage in the merger or enter into the merger agreement or constitute a recommendation to the Sterling board of directors in connection with the merger, and the opinion does not constitute a recommendation to any holder of Sterling common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter.
For more information, see the section entitled “The Merger—Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors—Opinion of Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors” and Annex F.
Interests of Webster’s Directors and Executive Officers in the Merger (page 118)
In considering the recommendation of the Webster board of directors to approve the Webster merger proposal, Webster stockholders should be aware that certain of Webster’s directors and executive officers may have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of Webster generally. The Webster board of directors was aware of and considered these interests during its deliberations on the merits of the merger and in determining to recommend to Webster stockholders that they vote for the Webster merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.
These interests include, among others:
•
John R. Ciulla will continue to serve as President and Chief Executive Officer and a member of the board of directors of the combined company and of the combined bank. Mr. Ciulla has entered into a retention agreement with Webster with respect to such service and pursuant to which he has agreed to comply with restrictive covenants in exchange for certain compensation and benefits after the effective time. In addition, Mr. Ciulla’s retention agreement incorporates the terms of the succession plan described below under “The Merger—Governance of the Combined Company After the Merger—Board of Directors and Management.”

•
Glenn I. MacInnes entered into a retention agreement with Webster pursuant to which he has agreed to continue to serve as Chief Financial Officer of the combined company and of the combined bank and comply with restrictive covenants in exchange for certain compensation and benefits after the effective time.

•
At the effective time, in addition to Mr. Ciulla, seven (7) of the current non-employee directors of Webster, as designated by Webster, will continue to serve on the fifteen (15)-person Webster board of directors.

•
Certain additional current Webster executive officers will continue as key leaders of Webster after the effective time and may enter into new arrangements with Webster to set forth the terms and compensation of their post-closing service.

•
In connection with the merger, certain of Webster’s executive officers may be eligible to receive equity-based retention or synergy awards to incentivize efforts to effectuate the integration and conversion. Any such equity awards are expected to be contingent upon the recipient’s continued employment with the combined company and performance-based vesting criteria.

•
In connection with the merger, Webster may enter into agreements with the executive officers of Webster (other than Messrs. Ciulla and MacInnes) regarding their continued employment with or termination of employment from Webster or one or more of its affiliates following the effective time and the compensation and benefits that they would be eligible to receive with respect to such service or termination.

•
Webster is permitted to take action to provide that the performance goals applicable to Webster performance equity awards (not including the retention or synergy awards described above) will be deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time.

For a more complete description of these interests, see the section entitled “The Merger—Interests of Webster’s Directors and Executive Officers in the Merger.”
Interests of Sterling’s Directors and Executive Officers in the Merger (page 121)
In considering the recommendation of the Sterling board of directors with respect to the merger, Sterling stockholders should be aware that certain of Sterling’s directors and executive officers may have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of Sterling generally. The Sterling board of directors was aware of and considered these interests during its deliberations on the merits of the merger and in determining to recommend to Sterling stockholders that they vote for the Sterling merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.
These interests include, among others:
•
Jack L. Kopnisky will be appointed as Executive Chairman of the board of directors of the combined company and of the board of directors of the combined bank, and he has entered into a letter agreement with Webster for such service and pursuant to which he has agreed to comply with restrictive covenants in exchange for certain compensation and benefits. In addition, Mr. Kopnisky’s letter agreement incorporates the terms of the succession plan described below under “The Merger—Governance of the Combined Company After the Merger—Board of Directors and Management.”

•
Luis Massiani entered into a retention agreement with Webster pursuant to which he has agreed to serve as Chief Operating Officer of the combined company and of the combined bank and comply with restrictive covenants in exchange for certain compensation and benefits after the effective time.

•	At the effective time, seven (7) current directors of Sterling, as designated by Sterling, will be appointed to the fifteen (15)-person Webster board of directors.
•
Each current Sterling executive officer is party to an employment agreement with Sterling (with Messrs. Kopnisky and Massiani’s employment agreements terminating on the closing date and being superseded by the new letter/retention agreements with Webster) that provides that if such executive officer’s employment is terminated without cause by Sterling, or if the executive officer terminates his or her employment for good reason, in each case within two (2) years following the merger, such executive officer will be eligible to receive cash severance and certain other benefits.

•
Certain additional current Sterling executive officers will continue as key leaders of Webster after the effective time and may enter into new arrangements with Webster to set forth the terms and compensation of their post-closing service.

•
In connection with the merger, certain of Sterling’s executive officers may be eligible to receive equity-based retention or synergy awards to incentivize efforts to effectuate the integration and conversion. Any such equity awards are expected to be contingent upon the recipient’s continued employment with the combined company and performance-based vesting criteria.

•
Sterling equity awards (with the exception of Sterling restricted stock awards held by non-employee directors, as described below) will be converted into equity awards of Webster adjusted based on the exchange ratio (with any applicable performance goals satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time). In accordance with the terms and conditions applicable to such awards prior to the effective time, such converted Sterling equity awards will be subject to “double-trigger” vesting upon a qualifying termination within the two (2)-year period following the merger.

•
Sterling restricted stock awards held by non-employee directors will vest and be converted into the right to receive the merger consideration in respect of each share of Sterling common stock subject to such Sterling restricted stock award immediately prior to the effective time.

•	Sterling’s directors and officers are generally entitled to continued indemnification and insurance coverage pursuant to the merger agreement.
For a more complete description of these interests, see the section entitled “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger.”
Governance of the Combined Company After the Merger (page 129)
Certificate Amendment
In connection with the merger, the Webster certificate will be amended to increase the number of authorized shares of Webster common stock from two hundred million (200,000,000) shares to four hundred million (400,000,000) shares. A copy of the Webster certificate amendment is attached to this joint proxy statement/prospectus as Annex B.
At the effective time, the Webster certificate, as in effect immediately prior to the effective time, as amended as described above, will be the certificate of incorporation of the combined company until thereafter amended in accordance with applicable law.
Bylaws
Prior to the closing, the Webster board of directors will take all actions necessary to cause the bylaws of Webster to be amended as set forth in Exhibit B to the merger agreement (such amendment, the “Webster bylaw amendment”), and as so amended, effective as of the effective time, will be the bylaws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The Webster bylaw amendment implements certain governance matters for the combined company following completion of the merger.
From and after the effective time and until the date of Webster’s 2024 annual meeting of shareholders (the “expiration date”), the provisions of the Webster bylaw amendment implementing the governance arrangements for the combined company may be modified, amended or repealed, and any bylaw provision or other resolution inconsistent with such provisions may be adopted, only by (and any such modification, amendment, repeal or inconsistent bylaw provision or other resolution may be proposed or recommended by the board of directors of the combined company for adoption by the stockholders of Webster) the affirmative vote of at least 75% of the full board of directors of the combined company.
Board of Directors and Management
As of the effective time, in accordance with the Webster bylaw amendment, the number of directors that will comprise the full board of directors of the combined company and the full board of directors of the combined bank will each be fifteen (15). Of the members of the initial board of directors of the combined company and of the initial board of directors of the combined bank as of the effective time, seven (7) will be members of the Sterling board of directors as of immediately prior to the effective time, designated by Sterling, which will include Mr. Kopnisky, and eight (8) will be members of the Webster board of directors as of immediately prior to the effective time, designated by Webster, which will include Mr. Ciulla.
Effective as of the effective time, Mr. Kopnisky will serve as the Executive Chairman of the board of directors of the combined company and of the board of directors of the combined bank, Mr. Ciulla will serve as the President and Chief Executive Officer of the combined company and of the combined bank and as a member of the board of directors of the combined company and of the board of directors of the combined bank, and William L. Atwell (or another independent member of the Webster board of directors, designated by Webster) will serve as the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank.
Effective as of the twenty-four (24) month anniversary of the effective time or any earlier date as of which Mr. Kopnisky ceases for any reason to serve in the position of Executive Chairman of the board of directors of the combined company and of the board of directors of the combined bank (such date, the “Chairman succession date”), (i) Mr. Ciulla will be the successor to Mr. Kopnisky as the Chairman of the board of directors of the combined company and of the board of directors of the combined bank, and will continue as the President and Chief Executive Officer of the combined company and of the combined bank and (ii) Mr. Kopnisky will cease to serve as a member of the board of directors of the combined company and of the board of directors of the combined bank and will serve as a strategic consultant to the combined company and the combined bank until the thirty-six (36) month anniversary of the effective time or until such earlier time as of which Mr. Kopnisky ceases for any reason to serve as a consultant.
From the effective time until the Chairman succession date, the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank will be an independent director chosen from among the initial directors of Webster who were selected to be directors of the combined company and of the combined bank by Webster as of the effective time. From and after the Chairman succession date until the expiration date, the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank will be an independent director chosen from among the initial directors of Sterling who were selected to be directors of the combined company and of the combined bank by Sterling as of the effective time or their successors.
Headquarters and Name
Effective as of the effective time, the headquarters and main office of the combined company and the combined bank will be located in Stamford, Connecticut, the name of the combined company will be “Webster Financial Corporation” and the name of the combined bank will be “Webster Bank, National Association.”
Expected Timing of the Merger
Webster and Sterling expect the merger to close in the fourth quarter of 2021. However, neither Webster nor Sterling can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Webster and Sterling must first obtain the approval of holders of Webster common stock and holders of Sterling common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.
Regulatory Approvals (page 130)
Subject to the terms of the merger agreement, Webster and Sterling have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the merger and bank merger by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Office of the Comptroller of the Currency (the “OCC”), respectively. The filing of these regulatory applications occurred on May 28, 2021.

Although neither Webster nor Sterling knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Webster and Sterling cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Conditions to Completion of the Merger (page 147)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
adoption of the merger agreement and adoption and approval of the Webster certificate amendment by the stockholders of Webster by the requisite Webster vote, and adoption of the merger agreement by the stockholders of Sterling by the requisite Sterling vote;

•
the shares of Webster common stock and new Webster preferred stock (or depositary shares in respect thereof) issuable pursuant to the merger agreement having been authorized for listing on the NYSE, in each case subject to official notice of issuance;

•
all requisite regulatory approvals (as defined in “The Merger—Regulatory Approvals”) having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired or been terminated, and no such requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition (as defined in “The Merger—Regulatory Approvals”);

•
the effectiveness under the Securities Act of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for that purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement, and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect;

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the effective time, and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect; and

•
receipt by such party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Webster and Sterling, as applicable, reasonably satisfactory in form and substance to such counsel.

Termination of the Merger Agreement (page 148)
The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the requisite Webster vote or the requisite Sterling vote, in the following circumstances:
•	by mutual written consent of Webster and Sterling;

•
by either Webster or Sterling if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•
by either Webster or Sterling if the merger has not been consummated on or before April 18, 2022 (the “termination date”), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•
by either Webster or Sterling (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Sterling, in the case of a termination by Webster, or Webster, in the case of a termination by Sterling, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party, and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by Sterling prior to such time as the requisite Webster vote is obtained, if (i) Webster or the Webster board of directors has made a recommendation change (as defined in “The Merger Agreement—Stockholder Meetings and Recommendation of the Webster Board of Directors and the Sterling Board of Directors”) or (ii) Webster or the Webster board of directors has breached certain covenants related to stockholder approvals or acquisition proposals (as defined in “The Merger Agreement—Agreement Not to Solicit Other Offers”) in any material respect; or

•
by Webster prior to such time as the requisite Sterling vote is obtained, if (i) Sterling or the Sterling board of directors has made a recommendation change or (ii) Sterling or the Sterling board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect.

Termination Fee (page 149)
If the merger agreement is terminated by either Webster or Sterling under certain circumstances, including circumstances involving acquisition proposals and changes in the Webster board recommendation or the Sterling board recommendation, Sterling or Webster may be required to pay a termination fee to the other party equal to $185.0 million.
Accounting Treatment (page 132)
The merger will be accounted for as an acquisition of Sterling by Webster under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Webster will be treated as the acquirer for accounting purposes.
Appraisal or Dissenters’ Rights in the Merger (page 132)
Holders of Webster common stock and holders of Sterling common stock are not entitled to appraisal or dissenters’ rights under the DGCL. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger.”
The Rights of Holders of Sterling Common Stock Will Change as a Result of the Merger (page 176)
In the merger, holders of Sterling common stock will become holders of Webster common stock, and their rights will be governed by Delaware law and the Webster certificate, as amended by the Webster certificate amendment, and the Webster bylaws, as amended by the Webster bylaw amendment. As a result, holders of

Sterling common stock will have different rights once they become holders of common stock of the combined company due to differences between the Sterling governing documents and the Webster governing documents. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights.”
Listing of Webster Common Stock and New Webster Depositary Shares; Delisting and Deregistration of Sterling Common Stock and Sterling Depositary Shares (page 133)
The shares of Webster common stock are, and new Webster depositary shares representing new Webster preferred stock to be issued in the merger are expected to be, listed for trading on the NYSE. Following the merger, shares of Webster common stock will continue to be listed on the NYSE. In addition, following the merger, Sterling common stock and Sterling depositary shares that represent a 1/40th interest in a share of Sterling series A preferred stock will be delisted from the NYSE and deregistered under the Exchange Act.
Material U.S. Federal Income Tax Consequences of the Merger (page 152)
The merger is intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to each party’s respective obligations to complete the merger that Webster and Sterling each receive a legal opinion to the effect that the merger will so qualify. Accordingly, holders of Sterling common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Sterling common stock for Webster common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Webster common stock.
You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.
The Webster Special Meeting (page 57)
The Webster special meeting will be held virtually on [ ], 2021 at [ ], at [ ], Eastern Time. At the Webster special meeting, holders of Webster common stock will be asked to consider and vote on the following matters:
•	approve the Webster merger proposal;
•	approve the Webster authorized share count proposal; and
•	approve the Webster adjournment proposal.
You may vote at the Webster special meeting if you owned shares of Webster common stock at the close of business on [ ], 2021. On that date, there were [ ] shares of Webster common stock outstanding, approximately [ ]% of which were owned and entitled to be voted by Webster directors and executive officers and their affiliates. Webster currently expects that Webster’s directors and executive officers will vote their shares in favor of the merger and the other proposals to be considered at the Webster special meeting, although none of them has entered into any agreements obligating them to do so.
Each of the Webster merger proposal and the Webster authorized share count proposal will be approved if a majority of the outstanding shares of Webster common stock entitled to vote on the merger agreement and the Webster certificate amendment, respectively, are affirmatively voted in favor of such proposal. The Webster adjournment proposal will be approved if a majority of the votes cast on the Webster adjournment proposal by the holders of Webster common stock are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Webster special meeting via the Webster special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Webster merger proposal or the Webster authorized share count proposal, it will have the same effect as a vote “AGAINST” the Webster merger proposal or the Webster authorized share count proposal. Assuming a quorum is present, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Webster special meeting via the Webster special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Webster adjournment proposal, you will not be deemed to have cast a vote with respect to the Webster adjournment proposal and it will have no effect on the Webster adjournment proposal.

The Sterling Special Meeting (page 64)
The Sterling special meeting will be held virtually on [ ], 2021 at [ ], at [ ], Eastern Time. At the Sterling special meeting, holders of Sterling common stock will be asked to vote on the following matters:
•	approve the Sterling merger proposal;
•	approve the Sterling compensation proposal; and
•	approve the Sterling adjournment proposal.
You may vote at the Sterling special meeting if you owned shares of Sterling common stock at the close of business on [ ], 2021. On that date, there were [ ] shares of Sterling common stock outstanding, approximately [ ]% of which were owned and entitled to be voted by Sterling directors and executive officers and their affiliates. Sterling currently expects that Sterling’s directors and executive officers will vote their shares in favor of the merger and the other proposals to be considered at the Sterling special meeting, although none of them has entered into any agreements obligating them to do so.
The Sterling merger proposal will be approved if the holders of a majority of the outstanding shares of Sterling common stock entitled to vote at the Sterling special meeting vote in favor of such proposal. Each of the Sterling compensation proposal and the Sterling adjournment proposal will be approved if a majority of the votes cast by the holders of Sterling common stock entitled to vote on such proposal are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Sterling special meeting via the Sterling special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Sterling merger proposal, it will have the same effect as a vote “AGAINST” the Sterling merger proposal. Assuming a quorum is present, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Sterling special meeting via the Sterling special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Sterling compensation proposal or the Sterling adjournment proposal, you will not be deemed to have cast a vote with respect to the Sterling compensation proposal or the Sterling adjournment proposal and it will have no effect on such proposals.
Risk Factors (page 50)
In evaluating the merger agreement and the merger, including the issuance of shares of Webster common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WEBSTER
The following table presents selected consolidated historical financial data of Webster. The selected consolidated historical financial data at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, have been derived from Webster’s audited consolidated financial statements and accompanying notes contained in Webster’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data at December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016, have been derived from Webster’s audited consolidated financial statements and accompanying notes for such years, which are not incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data at March 31, 2021 and for the three (3) months ended March 31, 2021 and 2020 has been derived from Webster’s unaudited interim consolidated financial statements and accompanying notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, which is incorporated into this joint proxy statement/prospectus by reference.
You should read the following selected consolidated historical financial data of Webster in conjunction with other information contained in this joint proxy statement/prospectus, including the consolidated financial statements and accompanying notes contained in Webster’s most recent Annual Report on Form 10-K and in any of Webster’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that were filed with the SEC after such Annual Report on Form 10-K. Webster’s historical results for any prior period are not necessarily indicative of results to be expected in any future period. The selected consolidated historical financial data in the table below does not include, on any basis, the results or financial condition of Sterling for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information.”
	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
(Dollars in thousands, except per share and ratio data)	2021	2020	2020	2019	2018	2017	2016
Balance Sheets
Total assets	$33,259,037	$31,654,874	$32,590,690	$30,389,344	$27,610,315	$26,487,645	$26,072,529
Loans and leases, net	20,973,032	20,556,593	21,281,784	19,827,890	18,253,136	17,323,864	16,832,268
Investment securities	8,881,765	8,502,525	8,894,665	8,219,751	7,224,150	7,125,429	7,151,749
Deposits	28,481,834	24,513,837	27,335,436	23,324,746	21,858,845	20,993,729	19,303,857
Borrowings	1,203,412	3,607,360	1,696,182	3,529,271	2,634,703	2,546,141	4,017,948
Preferred stock	145,037	145,037	145,037	145,037	145,037	145,056	122,710
Total shareholders’ equity	3,272,928	3,090,242	3,234,625	3,207,770	2,886,515	2,701,958	2,527,012
Statements of Income
Interest income	$235,574	$274,470	$1,002,049	$1,154,583	$1,055,167	$913,605	$821,913
Interest expense	11,810	43,669	110,656	199,456	148,486	117,318	103,400
Net interest income	223,764	230,801	891,393	955,127	906,681	796,287	718,513
Provision for credit losses	(25,750)	76,000	137,750	37,800	42,000	40,900	56,350
Non-interest income	76,757	73,378	285,277	285,315	282,568	259,478	264,478
Non-interest expense	187,982	178,836	758,946	715,950	705,616	661,075	623,191
Income before income tax expense	138,289	49,343	279,974	486,692	441,633	353,790	303,450
Income tax expense	30,211	11,144	59,353	103,969	81,215	98,351	96,323
Net income	$108,078	$38,199	$220,621	$382,723	$360,418	$255,439	$207,127
Earnings applicable to common shareholders	$105,530	$36,021	$211,474	$372,985	$351,703	$246,831	$198,423
Per Share Data
Basic earnings per common share	$1.18	$0.40	$2.35	$4.07	$3.83	$2.68	$2.17
Diluted earnings per common share	1.17	0.39	2.35	4.06	3.81	2.67	2.16
Dividends and dividend equivalents declared per common share	0.40	0.40	1.60	1.53	1.25	1.03	0.98

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
(Dollars in thousands, except per share and ratio data)	2021	2020	2020	2019	2018	2017	2016
Dividends declared per preferred stock share	328.13	328.13	1,312.50	1,312.50	1,323.44	1,600.00	1,600.00
Book value per common share	34.60	32.66	34.25	33.28	29.72	27.76	26.17
Tangible book value per common share (non-GAAP)	28.41	26.46	28.04	27.19	23.60	21.59	19.94
Key Performance Ratios
Tangible common equity ratio (non-GAAP)	7.85%	7.67%	7.90%	8.39%	8.05%	7.67%	7.19%
Return on average assets	1.31	0.50	0.68	1.32	1.33	0.97	0.82
Return on average common shareholders’ equity	13.65	4.75	6.97	12.83	13.37	9.92	8.44
Return on average tangible common shareholders’ equity (non-GAAP)	16.79	5.95	8.66	16.01	17.17	13.00	11.36
Net interest margin	2.92	3.23	3.00	3.55	3.60	3.30	3.12
Efficiency ratio (non-GAAP)	58.46	58.03	59.57	56.77	57.75	60.33	62.01
Asset Quality Ratios
Non-performing loans and leases as a percentage of loans and leases	0.71%	0.78%	0.78%	0.75%	0.84%	0.72%	0.79%
Non-performing assets as a percentage of loans and leases plus OREO	0.72	0.81	0.79	0.79	0.87	0.76	0.81
Non-performing assets as a percentage of total assets	0.46	0.53	0.52	0.52	0.59	0.50	0.53
ACL on loans and leases as a percentage of non-performing loans and leases	218.29	206.37	213.94	138.56	137.22	158.00	144.98
ACL on loans and leases as a percentage of loans and leases	1.54	1.60	1.66	1.04	1.15	1.14	1.14
Net charge-offs as a percentage of average loans and leases	0.10	0.15	0.21	0.21	0.16	0.20	0.23
Ratio of ACL on loans and leases to net charge-offs	15.43x	10.71x	7.97x	5.09x	7.16x	5.68x	5.25x

Reconciliations of Non-GAAP Financial Measures
The non-GAAP financial measures identified in the table below provide both management and investors with information useful in understanding Webster’s financial position, operating results, strength of its capital position and overall business performance. These measures are used by management for internal planning and forecasting purposes, as well as by securities analysts, investors, and other interested parties to assess peer company operating performance. Webster’s management believes that this presentation, together with the accompanying reconciliations, provides a complete understanding of the factors and trends affecting Webster’s business and allows investors to view its performance in a similar manner.
The tangible common equity ratio represents shareholders’ equity less preferred stock, goodwill, and intangible assets divided by total assets less goodwill and intangible assets, and is used by Webster’s management to evaluate the strength of Webster’s capital position. The return on average tangible common shareholders' equity is calculated using Webster’s net income available to common shareholders, adjusted for the tax-effected amortization of intangible assets, as a percentage of average shareholders’ equity less average preferred stock, average goodwill and intangible assets. This measure is used by Webster’s management to assess Webster’s performance along with its peer financial institutions. The efficiency ratio, which represents the costs expended to generate a dollar of revenue, is calculated excluding certain non-operational items in order to measure how Webster is managing its recurring operating expenses.
These non-GAAP financial measures should not be considered a substitute for GAAP basis measures and results. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names.
	At or for the Three Months Ended March 31,		At December 31,
(Dollars and shares in thousands, except per share data)	2021	2020	2020	2019	2018	2017	2016
Tangible book value per common share (non-GAAP):
Shareholders’ equity (GAAP)	$3,272,928	$3,090,242	$3,234,625	$3,207,770	$2,886,515	$2,701,958	$2,527,012
Less: Preferred stock (GAAP)	145,037	145,037	145,037	145,037	145,037	145,056	122,710
Goodwill and other intangible assets (GAAP)	559,617	559,328	560,756	560,290	564,137	567,984	572,047
Tangible common shareholders’ equity (non-GAAP)	$2,568,274	$2,385,877	$2,528,832	$2,502,443	$2,177,341	$1,988,918	$1,832,255
Common shares outstanding	90,410	90,172	90,199	92,027	92,247	92,101	91,868
Tangible book value per common share (non-GAAP)	$28.41	$26.46	$28.04	$27.19	$23.60	$21.59	$19.94

Tangible common equity ratio (non-GAAP):
Tangible common shareholders’ equity (non-GAAP)	$2,568,274	$2,385,877	$2,528,832	$2,502,443	$2,177,341	$1,988,918	$1,832,255
Total assets (GAAP)	$33,259,037	$31,654,874	$32,590,690	$30,389,344	$27,610,315	$26,487,645	$26,072,529
Less: Goodwill and other intangible assets (GAAP)	559,617	559,328	560,756	560,290	564,137	567,984	572,047
Tangible assets (non-GAAP)	$32,699,420	$31,095,546	$32,029,934	$29,829,054	$27,046,178	$25,919,661	$25,500,482
Tangible common equity ratio (non-GAAP)	7.85%	7.67%	7.90%	8.39%	8.05%	7.67%	7.19%

	At or for the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
Return on average tangible common shareholders’ equity (non-GAAP):
Net Income (GAAP)	$108,078	$38,199	$220,621	$382,723	$360,418	$255,439	$207,127
Less: Preferred stock dividends (GAAP)	1,969	1,969	7,875	7,875	7,853	8,184	8,096
Add: Intangible assets amortization, tax-affected (GAAP)	900	760	3,286	3,039	3,039	2,640	3,674
Income adjusted for preferred stock dividends and intangible assets amortization (non-GAAP)	$107,009	$36,990	$216,032	$377,887	$355,604	$249,895	$202,705
Average shareholders’ equity (non-GAAP)	$3,254,203	$3,193,525	$3,198,491	$3,067,719	$2,782,132	$2,617,275	$2,481,417
Less: Average preferred stock (non-GAAP)	145,037	145,037	145,037	145,037	145,068	124,978	122,710
Average goodwill and other intangible assets (non-GAAP)	560,173	559,786	560,226	562,188	566,048	570,054	574,785
Average tangible common shareholders’ equity (non-GAAP)	$2,548,993	$2,488,702	$2,493,228	$2,360,494	$2,071,016	$1,922,243	$1,783,922
Return on average tangible common shareholders’ equity (non-GAAP)	16.79%	5.95%	8.66%	16.01%	17.17%	13.00%	11.36%

Efficiency ratio (non-GAAP):
Non-interest expense (GAAP)	$187,982	$178,836	$758,946	$715,950	$705,616	$661,075	$623,191
Less: Foreclosed property activity (GAAP)	91	(250)	(1,504)	(173)	(139)	(238)	(326)
Intangible assets amortization (GAAP)	1,139	962	4,160	3,847	3,847	4,062	5,652
Other expense (non-GAAP)(1)	9,441	—	43,051	1,757	11,878	9,029	3,513
Non-interest expense (non-GAAP)	$177,311	$178,124	$713,239	$710,519	$690,030	$648,222	$614,352
Net interest income (GAAP)	$223,764	$230,801	$891,393	$955,127	$906,681	$796,287	$718,513
Add: Tax-equivalent adjustment (non-GAAP)	2,495	2,473	10,246	9,695	9,026	16,953	13,637
Non-interest income (GAAP)	76,757	73,378	285,277	285,315	282,568	259,478	264,478
Other (non-GAAP)(2)	277	299	10,371	1,448	1,244	1,798	1,780
Less: Gain on sale of investment securities, net (GAAP)	—	8	8	29	—	—	414
Gains on sale of banking centers and asset redemption (GAAP)	—	—	—	—	4,596	—	7,331
Income (non-GAAP)	$303,293	$306,943	$1,197,279	$1,251,556	$1,194,923	$1,074,516	$990,663
Efficiency ratio (non-GAAP)	58.46%	58.03%	59.57%	56.77%	57.75%	60.33%	62.01%
(1)
Other expense (non-GAAP) includes business and facility optimization charges for the periods 2019 and prior. In addition, there was a $42.7 million charge for strategic initiatives in 2020, a $10.0 million charge relating to additional FDIC premiums in 2018, and a $3.8 million charge for debt prepayment penalties in 2017.

(2)
Other (non-GAAP) represents low-income housing credits for all periods, and also includes a $3.7 million loss on hedge terminations and a $5.5 million discrete customer derivative fair value adjustment in 2020.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF STERLING
The following table presents selected consolidated historical financial data of Sterling. The selected consolidated historical financial data at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, have been derived from Sterling’s audited consolidated financial statements and accompanying notes contained in Sterling’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data at December 31, 2018, 2017 and 2016, and for the years ended December 31, 2017 and 2016, have been derived from Sterling’s audited consolidated financial statements and accompanying notes for such years, which are not incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data at March 31, 2021 and for the three (3) months ended March 31, 2021 and 2020 has been derived from Sterling’s unaudited interim consolidated financial statements and accompanying notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, which is incorporated into this joint proxy statement/prospectus by reference.
You should read the following selected consolidated historical financial data of Sterling in conjunction with other information contained in this joint proxy statement/prospectus, including the consolidated financial statements and accompanying notes contained in Sterling’s most recent Annual Report on Form 10-K and in any of Sterling’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that were filed with the SEC after such Annual Report on Form 10-K was filed. Sterling’s historical financial results presented below were impacted by Sterling’s acquisition of Astoria Financial Corporation on October 2, 2017, and periods after such acquisition reflect financial data for Sterling after the acquisition of Astoria Financial Corporation, while periods before do not. Sterling’s historical results are not necessarily indicative of results to be expected in any future period. The selected consolidated historical financial data in the table below does not include, on any basis, the results or financial condition of Webster for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information.”
	For the Three Months Ended March 31,		At or For the Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
Selected balance sheet data:
End of period balances:
Total securities	$4,241,457	$4,617,012	$4,039,456	$5,075,309	$6,667,180	$6,474,561	$3,118,838
Portfolio loans	21,151,973	21,709,957	21,848,409	21,440,212	19,218,530	20,008,983	9,527,230
Total assets	29,914,282	30,335,036	29,820,138	30,586,497	31,383,307	30,359,541	14,178,447
Non-interest bearing deposits	5,691,429	4,369,924	5,443,907	4,304,943	4,241,923	4,080,742	3,239,332
Interest bearing deposits	18,150,289	18,188,356	17,675,615	18,113,715	16,972,225	16,457,462	6,828,927
Total deposits	23,841,718	22,558,280	23,119,522	22,418,658	21,214,148	20,538,204	10,068,259
Borrowings	667,499	2,598,698	1,321,714	2,885,958	5,214,183	4,991,210	2,056,612
Stockholders’ equity	4,620,164	4,422,424	4,590,514	4,530,113	4,428,853	4,240,178	1,855,183
Tangible common stockholders’ equity[1]	2,710,436	2,495,415	2,676,779	2,598,686	2,547,852	2,367,876	1,092,230
Average balances:
Total securities	$4,054,978	$5,046,573	$4,554,778	$5,676,558	$6,704,025	$4,144,435	$2,878,944
Total loans	21,294,550	21,206,177	21,798,721	20,408,566	20,190,630	12,215,759	8,520,367
Total assets	29,582,605	30,484,433	30,472,854	30,138,390	30,746,916	18,451,301	12,883,226
Non-interest bearing deposits	5,521,538	4,346,518	5,069,062	4,276,992	4,108,881	3,363,636	3,120,973
Interest bearing deposits	18,025,390	18,346,050	18,350,696	17,113,663	16,874,456	9,570,199	6,519,993
Total deposits	23,546,928	22,692,568	23,419,758	21,390,655	20,983,337	12,933,835	9,640,966
Borrowings	721,642	2,580,922	1,817,640	3,689,694	4,950,546	2,759,919	1,355,491
Stockholders’ equity	4,616,660	4,506,537	4,523,468	4,463,605	4,344,096	2,498,512	1,739,073
Tangible common stockholders’ equity[1]	2,704,227	2,576,558	2,600,140	2,552,123	2,458,580	1,464,057	976,394

	For the Three Months Ended March 31,		At or For the Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
Selected operating data:
Total interest income	$233,847	$273,527	$1,014,021	$1,202,540	$1,208,473	$682,449	$461,551
Total interest expense	15,933	61,755	149,100	283,617	241,070	106,306	57,282
Net interest income	217,914	211,772	864,921	918,923	967,403	576,143	404,269
Provision for credit losses	10,000	138,280	252,386	45,985	46,000	26,000	20,000
Net interest income after provision for credit losses	207,914	73,492	612,535	872,938	921,403	550,143	384,269
Total non-interest income	32,356	47,326	135,562	130,865	103,197	64,202	70,987
Total non-interest expense	118,165	114,713	492,429	463,837	458,370	433,375	247,902
Income before income taxes	122,105	6,105	255,668	539,966	566,230	180,970	207,354
Income tax expense (benefit)	22,955	(8,042)	29,899	112,925	118,976	87,939	67,382
Net income	99,150	14,147	225,769	427,041	447,254	93,031	139,972
Preferred stock dividends	1,963	1,976	7,883	7,933	7,978	2,002	—
Net income available to common stockholders	$97,187	$12,171	$217,886	$419,108	$439,276	$91,029	$139,972
	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
Per common share data:
Basic earnings per share (“EPS”)	$0.51	$0.06	$1.12	$2.04	$1.96	$0.58	$1.07
Diluted EPS	0.50	0.06	1.12	2.03	1.95	0.58	1.07
Adjusted diluted earnings (loss) per share, non-GAAP[1]	0.51	(0.02)	1.20	2.07	2.00	1.40	1.11
Dividends declared per share	0.07	0.07	0.28	0.28	0.28	0.28	0.28
Dividend payout ratio	13.91%	113.12%	24.98%	13.77%	14.33%	48.64%	26.25%
Book value per share	$23.28	$22.04	$23.09	$22.13	$19.84	$18.24	$13.72
Tangible book value per share[1]	14.08	12.83	13.87	13.09	11.78	10.53	8.08
Common shares outstanding:
Shares outstanding at period end	192,567,901	194,460,656	192,923,371	198,455,324	216,227,852	224,782,694	135,257,570
Weighted average shares basic	191,890,512	196,344,061	194,084,358	205,679,874	224,299,488	157,513,639	130,607,994
Weighted average shares diluted	192,621,907	196,709,038	194,393,343	206,131,628	224,816,996	158,124,270	131,234,462
Other data:
Pre-tax pre-provision net revenue (“PPNR”)[1]	$132,105	$144,385	$508,054	$585,951	$612,230	$206,970	$227,354
Adjusted PPNR[1]	123,895	126,203	493,581	505,183	525,214	309,574	219,239
Full time employees, period end	1,457	1,619	1,460	1,639	1,907	2,076	970
Financial centers period end	75	79	76	82	106	128	42
Performance ratios:
Return on average assets	1.33%	0.16%	0.72%	1.39%	1.43%	0.49%	1.09%
Return on average equity	8.54	1.09	4.82	9.39	10.11	3.64	8.05
Reported return on average tangible assets[1]	1.42	0.17	0.76	1.48	1.51	0.52	1.15
Adjusted return on average tangible assets[1]	1.42	(0.04)	0.82	1.51	1.55	1.27	1.20
Reported return on average tangible common equity[1]	14.58	1.90	8.38	16.42	17.87	6.22	14.34
Adjusted return on average tangible common equity[1]	14.64	(0.49)	9.00	16.73	18.29	15.17	14.90
Operating efficiency ratio, as reported[1]	47.2	44.3	49.2	44.2	42.8	67.7	52.2
Operating efficiency ratio, as adjusted[1]	44.3	42.4	43.4	40.1	38.8	41.8	46.2
Net interest margin - GAAP[2]	3.38	3.16	3.21	3.43	3.51	3.44	3.44
Net interest margin - tax equivalent basis[2]	3.43	3.21	3.26	3.49	3.57	3.55	3.55

	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
Capital ratios (Sterling):
Common equity tier 1 risk-based ratio	11.95%	10.89%	11.39%	11.06%	12.31%	12.37%	10.73%
Tier 1 risk-based capital ratio	12.53	11.47	11.96	11.65	12.95	13.07	10.73
Total risk-based capital ratio	15.82	13.73	15.20	13.89	14.06	14.18	12.73
Tier 1 leverage ratio	10.50	9.41	10.14	9.55	9.50	9.39	8.95
Tangible equity to tangible assets	10.12	9.22	10.03	9.50	9.06	8.76	8.14
Tangible common equity to tangible assets	9.63	8.74	9.55	9.03	8.60	8.27	8.14
Regulatory capital ratios (Sterling Bank): [3]
Common equity tier 1 risk-based ratio	14.04%	12.19%	13.38%	12.32%	13.55%	13.95%	10.87%
Tier 1 risk-based capital ratio	14.04	12.19	13.38	12.32	13.55	13.95	10.87
Total risk-based capital ratio	15.42	13.80	14.73	13.52	14.80	15.21	13.06
Tier 1 leverage ratio	11.76	9.99	11.33	10.11	9.94	10.10	9.08
Asset quality data and ratios:
Allowance for credit losses (“ACL”) – Loans[4]	$323,186	$326,444	$326,100	$106,238	$95,677	$77,907	$63,622
Non-performing loans (“NPLs”)	168,557	253,750	167,059	179,161	168,822	187,213	78,853
Non-performing assets (“NPAs”)	173,784	265,565	172,406	191,350	188,199	214,308	92,472
Net charge-offs	12,914	6,955	122,405	35,424	28,230	11,715	6,523
NPAs to total assets	0.58%	0.88%	0.58%	0.63%	0.60%	0.71%	0.65%
NPLs to total loans[5]	0.80	1.17	0.76	0.84	0.88	0.94	0.83
ACL - Loans to NPLs	191.74	128.65	195.20	59.30	56.67	41.61	80.68
ACL - loans to total loans[5]	1.53	1.50	1.49	0.50	0.50	0.39	0.67
Net charge-offs to average loans	0.25	0.13	0.56	0.17	0.14	0.10	0.08
(1)	See a reconciliation of as reported financial measures to as adjusted (non-GAAP) financial measures below under the caption “Reconciliations of Non-GAAP Financial Measures.”
(2)
Net interest margin is net interest income directly from our consolidated income statements as a percentage of average interest-earning assets for the period. Net interest margin tax equivalent basis is net interest income adjusted for the portion of our net interest income that is exempt from taxation. An amount equal to the tax benefit derived from that component of our interest income is added back to the net interest income total. This adjustment is considered helpful in comparing one financial institution’s net interest income (pre-tax) to that of another institution, as each will have a different proportion of tax-exempt items in their portfolios.

(3)	Sterling elected the five (5) year capital phase-in option.
(4)
ACL - loans is presented for 2020 in accordance with Sterling’s adoption of the current expected credit loss model and the accounting standard adopted on January 1, 2020. In the earlier periods, the amount presented is the allowance for loan losses calculated in accordance with the loss incurred model.

(5)	Total loans excludes loans held for sale.

Reconciliations of Non-GAAP Financial Measures
The non-GAAP financial measures presented below are used by Sterling’s management and the Sterling board of directors on a regular basis in addition to GAAP results to facilitate the assessment of Sterling’s financial performance and to assess Sterling’s performance compared to Sterling’s annual budget and strategic plans. These non-GAAP financial measures complement Sterling’s GAAP reporting and are presented below to provide investors, analysts, regulators and others information that Sterling uses to manage and evaluate Sterling’s performance each period. This information supplements our GAAP reported results, and should not be viewed in isolation from, or as a substitute for, Sterling’s GAAP results. See legends below.
	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of pretax pre-provision net revenue to adjusted pretax pre-provision net revenue:[1]
Net interest income	$217,914	$211,772	$864,921	$918,923	$967,403	$576,143	$404,269
Non-interest income	32,356	47,326	135,562	130,865	103,197	64,202	70,987
Total net revenue	250,270	259,098	1,000,483	1,049,788	1,070,600	640,345	475,256
Non-interest expense	118,165	114,713	492,429	463,837	458,370	433,375	247,902
PPNR	132,105	144,385	508,054	585,951	612,230	206,970	227,354

Adjustments:
Accretion income	(8,272)	(10,686)	(38,504)	(91,212)	(111,941)	(43,493)	(18,586)
Net (gain) loss on sale of securities	(719)	(8,412)	(9,428)	6,905	10,788	344	(7,522)
Net (gain) on termination of Astoria defined benefit pension plan	—	—	—	(11,817)	—	—	—
Net (gain) on sale of residential mortgage loans	—	—	—	(8,313)	—	—	—
Net (gain) loss on sale of premise and equipment	—	—	—	—	(11,800)	1	—
Loss (gain) on extinguishment of debt	—	744	19,462	(46)	(172)	—	9,729
Impairment related to financial centers and real estate consolidation strategy	633	—	13,311	14,398	8,736	—	—
Charge for asset write-downs, systems integration, retention and severance	—	—	—	8,477	4,396	105,110	4,485
Merger-related expense	—	—	—	—	—	39,232	265
Amortization of non-compete agreements and acquired customer list intangible assets	148	172	686	840	1,177	1,411	3,514
Adjusted PPNR	$123,895	$126,203	$493,581	$505,183	$513,414	$309,575	$219,239
	For the Three Months Ended March 31,		At Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of stockholders’ equity to tangible common equity (non-GAAP) and the tangible common equity ratio (non-GAAP):[2]
Total assets	$29,914,282	$30,335,036	$29,820,138	$30,586,497	$31,383,307	$30,359,541	$14,178,447
Goodwill and other intangibles	(1,773,270)	(1,789,646)	(1,777,046)	(1,793,846)	(1,742,578)	(1,733,082)	(762,953)
Tangible assets	28,141,012	28,545,390	28,043,092	28,792,651	29,640,729	28,626,459	13,415,494
Stockholders’ equity	4,620,164	4,422,424	4,590,514	4,530,113	4,428,853	4,240,178	1,855,183
Preferred stock	(136,458)	(137,363)	(136,689)	(137,581)	(138,423)	(139,220)	—
Goodwill and other intangibles	(1,773,270)	(1,789,646)	(1,777,046)	(1,793,846)	(1,742,578)	(1,733,082)	(762,953)
Tangible common stockholders’ equity	2,710,436	2,495,415	2,676,779	2,598,686	2,547,852	2,367,876	1,092,230
Common stock outstanding at period end	192,567,901	194,460,656	192,923,371	198,455,324	216,227,852	224,782,694	135,257,570
Common stockholders’ equity as a % of total assets	14.99%	14.13%	14.94%	14.36%	13.67%	13.51%	13.08%

	For the Three Months Ended March 31,		At Ended December 31,
(Dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of stockholders’ equity to tangible common equity (non-GAAP) and the tangible common equity ratio (non-GAAP):[2]
Book value per common share	$23.28	$22.04	$23.09	$22.13	$19.84	$18.24	$13.72
Tangible common equity as a % of tangible assets	9.63%	8.74%	9.55%	9.03%	8.60%	8.27%	8.14%
Tangible book value per common share	$14.08	$12.83	$13.87	$13.09	$11.78	$10.53	$8.08
	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands, except per share data)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of reported net income (GAAP) and diluted EPS to adjusted net income available to common stockholders (non-GAAP) and adjusted diluted EPS (non-GAAP):[3]
Income before income tax expense	$122,105	$6,105	$255,668	$539,966	$566,230	$180,970	$207,354
Income tax expense (benefit)	22,955	(8,042)	29,899	112,925	118,976	87,939	67,382
Net income (GAAP)	99,150	14,147	225,769	427,041	447,254	93,031	139,972
Adjustments:
Net (gain) loss on sale of securities	(719)	(8,412)	(9,428)	6,905	10,788	344	(7,522)
Net (gain) on termination of pension plan	—	—	—	(11,817)	—	—	—
Net (gain) on sale of residential mortgage loans	—	—	—	(8,313)	—	—	—
Net (gain) loss on sale of premise and equipment	—	—	—	—	(11,800)	1	—
(Gain) on sale of trust division	—	—	—	—	—	—	(2,255)
Gain (loss) on extinguishment of debt	—	744	19,462	(46)	(172)	—	9,729
Merger-related expense	—	—	—	—	—	39,232	265
Charge for asset write-downs, systems integration, retention and severance	—	—	—	8,477	4,396	105,110	4,485
Impairment related to financial centers and real estate consolidation strategy	633	—	13,311	14,398	8,736	—	—
Amortization of non-compete agreements and acquired customer list intangibles	148	172	686	840	1,177	1,411	3,514
Total pre-tax adjustments	62	(7,496)	24,031	10,444	13,125	146,098	8,216
Adjusted pre-tax income	122,167	(1,391)	279,699	550,410	579,355	327,068	215,570
Adjusted income tax expense	22,601	(243)	37,759	115,586	121,732	103,027	70,052
Adjusted net income (non-GAAP)	99,566	(1,148)	241,940	434,824	457,623	224,041	145,518
Preferred stock dividend	1,963	1,976	7,883	7,933	7,978	2,002	—
Adjusted net income (loss) available to common stockholders (non-GAAP)	$97,603	$(3,124)	$234,057	$426,891	$449,645	$222,039	$145,518
Weighted average diluted shares	192,621,907	196,709,038	194,393,343	206,131,628	224,816,996	158,124,270	131,234,462
Diluted EPS (GAAP)	$0.50	$0.06	$1.12	$2.03	$1.95	$0.58	$1.07
Adjusted diluted EPS (non-GAAP)	0.51	(0.02)	1.20	2.07	2.00	1.40	1.11

	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands, except share data)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of reported return on average tangible common equity and adjusted return on average tangible common equity (non-GAAP):[4]
Average stockholders’ equity	$4,616,660	$4,506,537	$4,523,468	$4,463,605	$4,344,096	$2,498,512	$1,739,073
Average preferred stock	(136,687)	(137,579)	(137,247)	(138,007)	(138,829)	(35,122)	—
Average goodwill and other intangibles	(1,775,746)	(1,792,400)	(1,786,081)	(1,773,475)	(1,746,687)	(999,333)	(762,679)
Average tangible common stockholders’ equity	2,704,227	2,576,558	2,600,140	2,552,123	2,458,580	1,464,057	976,394
Net income available to common stockholders	97,187	12,171	217,886	419,108	439,276	91,029	139,972
Reported annualized return on average tangible common equity	14.58%	1.90%	8.38%	16.42%	17.87%	6.22%	14.34%
Adjusted net income available to common stockholders	$97,603	$(3,124)	$234,057	$426,891	$449,645	$222,039	$145,518
Adjusted annualized return on average tangible common equity	14.64%	(0.49)%	9.00%	16.73%	18.29%	15.17%	14.90%
	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of the reported operating efficiency ratio and adjusted operating efficiency ratio (non-GAAP):[5]
Net interest income	$217,914	$211,772	$864,921	$918,923	$967,403	$576,143	$404,269
Non-interest income	32,356	47,326	135,562	130,865	103,197	64,202	70,987
Total net revenue	250,270	259,098	1,000,483	1,049,788	1,070,600	640,345	475,256
Tax equivalent adjustment on securities	3,120	3,454	13,271	14,834	16,231	20,054	12,745
Net (gain) loss on sale of securities	(719)	(8,412)	(9,428)	6,905	10,788	344	(7,522)
Net (gain) on termination of pension plan	—	—	—	(11,817)	—	—	—
(Gain) on sale of residential loans	—	—	—	(8,313)	—	—	—
Depreciation of operating leases	(3,124)	(3,492)	(12,888)	—	—	—	—
Net (gain) loss on sale of fixed assets	—	—	—	—	(11,800)	1	—
(Gain) on sale of trust division	—	—	—	—	—	—	(2,255)
Adjusted total net revenue	249,547	250,648	991,438	1,051,397	1,085,819	660,744	478,224
Non-interest expense	118,165	114,713	492,429	463,837	458,370	433,375	247,902
(Loss) gain on extinguishment of debt	—	(744)	(19,462)	46	172	—	(9,729)
Merger-related expense	—	—	—	—	—	(39,232)	(265)
Charge for asset write-downs, systems integration, retention and severance	—	—	—	(8,477)	(4,396)	(105,110)	(4,485)
Impairment related to financial centers and real estate consolidation strategy	(633)	—	(13,311)	(14,398)	(8,736)	—	—
Depreciation of operating leases	(3,124)	(3,492)	(12,888)	—	—	—	—
Amortization of intangible assets	(3,776)	(4,200)	(16,800)	(19,181)	(23,646)	(13,008)	(12,416)
Adjusted non-interest expense	$110,632	$106,277	$429,968	$421,827	$421,764	$276,025	$221,007
Reported operating efficiency ratio	47.2%	44.3%	49.2%	44.2%	42.8%	67.7%	52.2%
Adjusted operating efficiency ratio	44.3%	$42.4%	43.4%	40.1%	38.8%	41.8%	46.2%

	For the Three Months Ended March 31,		For the Year Ended December 31,
(Dollars in thousands)	2021	2020	2020	2019	2018	2017	2016
The following table shows the reconciliation of reported return on average tangible assets and adjusted return on average tangible assets:[6]
Average assets	$29,582,605	$30,484,433	$30,472,854	$30,138,390	$30,746,916	$18,451,301	$12,883,226
Average goodwill and other intangibles	(1,775,746)	(1,792,400)	(1,786,081)	(1,773,475)	(1,746,687)	(999,333)	(762,679)
Average tangible assets	27,806,859	28,692,033	28,686,773	28,364,915	29,000,229	17,451,968	12,120,547
Net income available to common stockholders	97,187	12,171	217,886	419,108	439,276	91,029	139,972
Reported annualized return on average tangible assets	1.42%	0.17%	0.76%	1.48%	1.51%	0.52%	1.15%
Adjusted net income available to common stockholders	$97,603	$(3,124)	$234,057	$426,891	$449,645	$222,039	$145,518
Adjusted annualized return on average tangible assets	1.42%	(0.04)%	0.82%	1.51%	1.55%	1.27%	1.20%
(1)
PPNR, or pre-tax pre-provision net revenue, is a non-GAAP financial measure calculated by summing Sterling’s GAAP net interest income plus GAAP non-interest income minus GAAP non-interest expense and does not consider the provision for credit losses and income taxes. Sterling believes the use of PPNR provides useful information to readers of our financial statements because it enables an assessment of its ability to generate earnings to cover credit losses. Adjusted PPNR includes the adjustments Sterling makes for adjusted earnings and excludes accretion income. Sterling believes adjusted PPNR supplements its PPNR calculation and uses this calculation to assess its performance in the current operating environment.

(2)
Stockholders’ equity as a percentage of total assets, book value per common share, tangible common equity as a percentage of tangible assets and tangible book common value per share provides information to help assess Sterling’s capital position and financial strength. Sterling believes tangible book measures improve comparability to other banking organizations that have not engaged in acquisitions that have resulted in the accumulation of goodwill and other intangible assets.

(3)
Adjusted net income available to common stockholders and adjusted diluted EPS present a summary of Sterling’s earnings after certain adjustments to revenues and expenses (generally associated with discrete merger transactions and other non-recurring items) and are designed to help in assessing its run rate profitability.

(4)	Reported return on average tangible common equity and adjusted return on average tangible common equity measures provide information to evaluate the use of Sterling’s tangible common equity.
(5)
The reported operating efficiency ratio is a non-GAAP measure calculated by dividing Sterling’s GAAP non-interest expense by the sum of GAAP net interest income plus GAAP non-interest income. The adjusted operating efficiency ratio is a non-GAAP measure calculated by dividing non-interest expense adjusted for intangible asset amortization and certain expenses generally associated with discrete merger transactions and non-recurring items by the sum of net interest income plus non-interest income plus the tax equivalent adjustment on securities income and elimination of the impact of gain or loss on sale of securities. The adjusted operating efficiency ratio is a measure Sterling uses to assess its operating performance.

(6)	Reported return on average tangible assets and adjusted return on average tangible assets measures provide information to help assess Sterling’s profitability.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Webster and Sterling as an acquisition of Sterling by Webster. The merger agreement was entered into on April 18, 2021, and provides that each share of Sterling common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Sterling as treasury stock or owned by Webster or Sterling, subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.4630 of a share of Webster common stock. In addition, at the effective time, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive one (1) share of new Webster preferred stock.
The unaudited pro forma condensed combined financial information has been prepared to give effect to the following:
•
The acquisition of Sterling by Webster under the provision of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations” where the assets and liabilities of Sterling will be recorded by Webster at their respective fair values as of the date the merger is completed;

•	The distribution of shares of Webster common stock to Sterling’s stockholders in exchange for shares of Sterling common stock (based upon a 0.4630 exchange ratio);
•	Certain reclassifications to conform historical financial statement presentation of Sterling to Webster; and
•	Transaction costs in connection with the merger.
The following unaudited pro forma condensed combined financial information and accompanying notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Webster and accompanying notes included in Webster’s Annual Report on Form 10-K for the year ended December 31, 2020, and the historical unaudited condensed consolidated financial statements of Webster and accompanying notes included in Webster’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, each of which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of Sterling and accompanying notes included in Sterling’s Annual Report on Form 10-K for the year ended December 31, 2020, and the historical unaudited consolidated financial statements of Sterling and accompanying notes included in Sterling’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, each of which is incorporated by reference herein.
The unaudited pro forma condensed combined income statements for the three (3) months ended March 31, 2021 and for the year ended December 31, 2020 combine the historical consolidated income statements of Webster and Sterling, giving effect to the merger as if it had been completed on January 1, 2020. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical consolidated balance sheets of Webster and Sterling, giving effect to the merger as if it had been completed on March 31, 2021.
The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma condensed combined financial information has been prepared by Webster in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020.
The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

As of the date of this joint proxy statement/prospectus, Webster has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of Sterling’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain Sterling assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of Sterling’s assets and liabilities will be based on Sterling’s actual assets and liabilities as of the closing date and therefore cannot be made prior to the completion of the merger. In addition, the value of the merger consideration to be paid by Webster in shares of Webster common stock upon the completion of the merger will be determined based on the closing price of Webster common stock on the closing date and the number of issued and outstanding shares of Sterling common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.
Further, Webster has not identified all adjustments necessary to conform Sterling’s accounting policies to Webster’s accounting policies. Upon completion of the merger, or as more information becomes available, Webster will perform a more detailed review of Sterling’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. Webster estimated the fair value of certain Sterling assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in Sterling’s SEC filings and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.
Upon completion of the merger, a final determination of the fair value of Sterling’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2021
				Transaction Accounting Adjustments
(dollars in thousands)	Historical Webster	Historical Sterling	Reclassification Note 2	Pro forma Adjustments	Note 4	Pro forma Condensed Combined
Assets
Cash and due from banks	$160,703	$129,742	$—	$—		$290,445
Interest bearing deposits	1,210,958	805,891	—	—		2,016,849
Investment securities available-for-sale, at fair value	3,313,980	2,524,671	—	—		5,838,651
Investment securities held-to-maturity	5,567,785	1,716,786	—	102,000	A	7,386,571
Federal Home Loan Bank and Federal Reserve Bank stock	77,674	153,968	—	—		231,642
Loans held for sale	17,262	36,237	—	—		53,499
Loans and leases	21,301,383	21,151,973	—	(207,888)	B	42,245,468
Allowance for credit losses on loans and leases	(328,351)	(323,186)	—	(43,800)	C	(695,337)
Loans and leases, net	20,973,032	20,828,787	—	(251,688)		41,550,131
Deferred tax assets, net	80,235	—	(33,814)	38,898	D	85,319
Premises and equipment, net	220,982	199,782	—	—		420,764
Goodwill	538,373	1,683,482	—	549,575	E	2,771,430
Other intangible assets, net	21,244	89,788	—	16,212	F	127,244
Cash surrender value of life insurance policies	567,298	630,430	—	—		1,197,728
Accrued interest receivable and other assets	509,511	1,114,718	—	—		1,624,229
Total assets	$33,259,037	$29,914,282	$(33,814)	$454,997		$63,594,502

Liabilities and Shareholders’ Equity:
Deposits:
Non-interest bearing	$6,680,114	$5,691,429	$—	$—		$12,371,543
Interest-bearing	21,801,720	18,150,289	82,245	2,300	G	40,036,554
Total deposits	28,481,834	23,841,718	82,245	2,300		52,408,097
Securities sold under agreement to repurchase and other borrowings	498,378	31,679	—	—		530,057
Federal Home Loan Bank advances	138,554	—	—	—		138,554
Long-term debt	566,480	635,820	—	8,290	H	1,210,590
Operating lease liabilities	156,910	—	109,720	—		266,630
Accrued expenses and other liabilities	143,953	784,901	(225,779)	82,500	I	785,575
Total liabilities	29,986,109	25,294,118	(33,814)	93,090		55,339,503
Shareholders’ equity:
Preferred stock	145,037	136,458	—	10,800	J	292,295
Common stock	937	2,299	—	(1,407)	K	1,829
Paid-in capital	1,105,137	3,745,890	—	1,312,087	L	6,163,114
Retained earnings	2,147,436	1,377,341	—	(1,607,397)	M	1,923,380
Less treasury shares, at cost	(133,893)	(699,415)	—	699,415	N	(133,893)
Accumulated other comprehensive income, net of tax	8,274	57,591	—	(57,591)	O	8,274
Total shareholders’ equity	3,272,928	4,620,164	—	361,907		8,254,999
Total liabilities and shareholders' equity	$33,259,037	$29,914,282	$(33,814)	$454,997		$63,594,502
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Three Months Ended March 31, 2021
				Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical Webster	Historical Sterling	Reclassification Note 2	Pro forma Adjustments	Note 5	Pro forma Condensed Combined
Interest Income:
Interest and fees on loans and leases	$190,536	$205,855	$—	$17,639	A	$414,030
Taxable interest and dividends on investments	39,614	15,352	—	(6,195)	B	48,771
Non-taxable interest on investment securities	5,333	11,738	—	—		17,071
Loans held for sale	91	902	—	—		993
Total interest income	235,574	233,847	—	11,444		480,865
Interest Expense:
Deposits	6,439	8,868	—	—		15,307
Borrowings	5,371	7,065	—	(592)	D	11,844
Total interest expense	11,810	15,933	—	(592)		27,151
Net interest income	223,764	217,914	—	12,036		453,714
Provision for credit losses	(25,750)	10,000	—	—		(15,750)
Net interest income after provision for credit losses	249,514	207,914	—	12,036		469,464
Non-interest Income:
Deposit service fees	40,469	6,563	—	—		47,032
Loan and lease related fees	8,313	10,477	—	—		18,790
Wealth and investment fees	9,403	1,852	—	—		11,255
Mortgage banking activities	2,642	—	—	—		2,642
Increase in cash surrender of life insurance policies	3,533	4,955	—	—		8,488
Accounts receivable management / factoring commissions and fees	—	5,426	—	—		5,426
Gain on sale of investment securities, net	—	719	—	—		719
Other income	12,397	2,364	—	—		14,761
Total noninterest income	76,757	32,356	—	—		109,113
Non-interest Expense:
Compensation and benefits	107,600	64,704	—	—		172,304
Occupancy	15,650	14,515	633	—		30,798
Technology and equipment	28,516	9,246	—	—		37,762
Intangible assets amortization	1,139	3,776	—	708	F	5,623
Marketing	2,504	—	1,708	—		4,212
Professional and outside services	9,776	7,077	—	—		16,853
Deposit Insurance	3,956	3,230	—	—		7,186
Other expense	18,841	15,617	(2,341)	—		32,117
Total noninterest expense	187,982	118,165	—	708		306,855
Income before income taxes expense	138,289	122,105	—	11,328		271,722
Income tax expense	30,211	22,955	—	3,940	H	57,106
Net Income	108,078	99,150	—	7,387		214,615
Preferred stock dividends and other	(2,548)	(1,963)	—	—		(4,511)
Earnings applicable to common shareholders	$105,530	$97,187	$—	$7,387		$210,104

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

				Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical Webster	Historical Sterling	Reclassification Note 2	Pro forma Adjustments	Note 5	Pro forma Condensed Combined
Earnings Per Common Share:
Basic earnings per common share	$1.18	$0.51	$ —	$ —		$1.18
Diluted earnings per common share	1.17	0.50	—	—		1.17
Weighted average common shares	89,809	191,891	—	—	I	178,654
Diluted average common shares	90,108	192,622	—	—	I	179,292
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Year Ended December 31, 2020
				Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical Webster	Historical Sterling	Reclassification Note 2	Pro forma Adjustments	Note 5	Pro forma Condensed Combined
Interest Income:
Interest and fees on loans and leases	$789,719	$882,874	$—	$92,009	A	$1,764,602
Taxable interest and dividends on investments	189,683	73,786	—	(26,633)	B	236,836
Non-taxable interest on investment securities	21,878	49,924	—	—		71,802
Loans held for sale	769	7,437	—	—		8,206
Total interest income	1,002,049	1,014,021	—	65,376		2,081,446
Interest Expense:
Deposits	67,897	105,559	—	(2,300)	C	171,156
Borrowings	42,759	43,541	—	(2,369)	D	83,931
Total interest expense	110,656	149,100	—	(4,669)		255,087
Net interest income	891,393	864,921	—	70,044		1,826,358
Provision for credit losses	137,750	252,386	—	193,912	E	584,048
Net interest income after provision for credit losses	753,643	612,535	—	(123,868)		1,242,310
Non-interest Income:
Deposit service fees	156,032	23,903	—	—		179,935
Loan and lease related fees	29,127	39,537	—	—		68,664
Wealth and investment fees	32,916	6,660	—	—		39,576
Mortgage banking activities	18,295	—	—	—		18,295
Increase in cash surrender of life insurance policies	14,561	20,292	—	—		34,853
Accounts receivable management / factoring commissions and fees	—	21,847	—	—		21,847
Gain on sale of investment securities, net	8	14,308	—	—		14,316
Other income	34,338	9,015	—	—		43,353
Total noninterest income	285,277	135,562	—	—		420,839
Non-interest Expense:
Compensation and benefits	428,391	245,077	—	—		673,468
Occupancy	71,029	59,358	13,311	—		143,698
Technology and equipment	112,273	33,311	—	—		145,584
Intangible assets amortization	4,160	16,800	—	3,159	F	24,119
Marketing	14,125	—	7,090	—		21,215
Professional and outside services	32,424	24,893	—	—		57,317
Deposit Insurance	18,316	13,041	—	—		31,357
Merger-related expenses	—	—	—	82,500	G	82,500
Other expenses	78,228	99,949	(20,401)	—		157,776
Total noninterest expense	758,946	492,429	—	85,659		1,337,034
Income before income taxes expense	279,974	255,668	—	(209,527)		326,115
Income tax expense	59,353	29,899	—	(30,850)	H	58,402
Net Income	220,621	225,769	—	(178,676)		267,714
Preferred stock dividends and other	(9,147)	(7,883)	—	—		(17,030)
Earnings applicable to common shareholders	$211,474	$217,886	$—	$(178,676)		$250,684

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

				Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical Webster	Historical Sterling	Reclassification Note 2	Pro forma Adjustments	Note 5	Pro forma Condensed Combined
Earnings Per Common Share:
Basic earnings per common share	$2.35	$1.12	$ —	$ —		$1.39
Diluted earnings per common share	2.35	1.12	—	—		1.39
Weighted average common shares	89,967	194,084	—	—	I	179,828
Diluted average common shares	90,151	194,393	—	—	I	180,155
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1. Basis of Presentation
The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2021 and for the year ended December 31, 2020 combine the historical income statements of Webster and Sterling, giving effect to the merger as if it had been completed on January 1, 2020. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheets of Webster and Sterling, giving effect to the merger as if it had been completed on March 31, 2021.
The accompanying unaudited pro forma condensed combined financial statements and related notes have been prepared to illustrate the effects of the merger involving Webster and Sterling under the acquisition method of accounting with Webster treated as the acquirer. As of the effective time of the merger, the assets and liabilities of Sterling will be recorded by Webster at their respective fair values, and the excess of the merger consideration over the fair value of Sterling’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company.
The merger provides for Sterling common shareholders to receive 0.4630 shares of Webster common stock for each share of Sterling common stock they hold immediately prior to the merger. Based on the closing trading price of shares of Webster common stock on the NYSE on May 28, 2021, the value of the merger consideration per share of Sterling common stock was $26.24. In addition, each share of Sterling’s series A preferred stock will be converted into the right to receive one share of a newly issued series of Webster preferred stock on a one-for-one basis.
The pro forma allocation of the purchase price reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but are not be limited to, changes in (i) Sterling’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of Webster common stock varies from the assumed $56.68 per share, which represents the closing share price of Webster common stock on May 28, 2021; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.
The accounting policies of both Webster and Sterling are in the process of being reviewed in detail. Upon completion of such review, additional conforming adjustments or financial statement reclassifications may be necessary.
Note 2. Reclassification Adjustments
During the preparation of the unaudited pro forma condensed combined financial statements, management performed a preliminary analysis of Sterling’s financial information to identify differences in financial statement presentation as compared to the presentation of Webster. At the time of preparing the unaudited pro forma condensed combined financial statements, Webster had not identified all adjustments necessary to conform Sterling’s accounting policies to Webster’s accounting policies. The adjustments represent Webster’s best estimates based upon the information currently available to Webster and could be subject to change once more detailed information is available.

Sterling Historical Balance Sheet	Webster Pro Forma Condensed Combined Balance Sheet	Reclassification at March 31, 2021
(in thousands)
Accrued expenses and other		$(225,779)	(a)
	Operating lease liabilities	109,720	(a)
	Interest-bearing deposits	82,245	(a)
	Deferred tax assets, net	(33,814)	(a)
(a)	Represents a reclassification of operating lease liabilities, escrow, and deferred tax liabilities to conform to Webster’s presentation.
Sterling Historical Income Statement	Webster Pro Forma Condensed Combined Income Statement	Reclassification as of December 31, 2020	Reclassification as of March 31, 2021
(in thousands)
Other expenses		$(20,401)	$(2,341)	(b)
	Occupancy	13,311	633	(b)
	Marketing	7,090	1,708	(b)
(b)	Represents a reclassification of occupancy and marketing expenses to conform to Webster’s presentation.
Note 3. Preliminary Purchase Price Allocation
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Webster common stock from the May 28, 2021 baseline with its impact on the preliminary goodwill.
($ in thousands except per share price)	May 28, 2021	10% Increase	10% Decrease
Shares of Sterling	192,638,522	192,638,522	192,638,522
Exchange Ratio	0.4630	0.4630	0.4630
Webster Shares Issued	89,191,636	89,191,636	89,191,636
Price per share of Webster common stock on May 28, 2021	$56.68	$62.35	$51.01
Preliminary consideration for common stock	$5,055,382	$5,560,920	$4,549,844
Consideration for equity awards	3,487	3,836	3,139
Total pro forma purchase price consideration	$5,058,869	$5,564,756	$4,552,982
Preliminary goodwill	$2,233,057	$2,738,944	$1,727,170
Webster has performed a preliminary valuation analysis of the fair market value of Sterling’s assets to be acquired and liabilities to be assumed based upon available information and certain assumptions, which Webster believes are reasonable under the circumstances. Using the total merger consideration, Webster has estimated the allocation of Sterling’s assets and liabilities. The following table summarizes the allocation of purchase price:
Sterling Net Assets at Fair Value
Assets
Cash and deposits	$935,633
Investment and other securities	4,497,425
Loans held for sale	36,237
Loans and leases	20,771,011
Core deposit and other intangible assets	106,000
Other assets	1,944,930
Total Assets	28,291,236

Liabilities and Equity
Deposits	23,926,263
Short-term borrowings	31,679
Long-term debt	644,110
Other liabilities	716,114
Total liabilities	25,318,166
Preferred stock	147,258
Total liabilities and equity	25,465,424
Net assets acquired	2,825,812
Preliminary goodwill	$2,233,057
This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the unaudited pro forma condensed combined financial statements. The final purchase price allocation will be determined when Webster has completed the detailed valuations and necessary calculations. The final allocation is expected to be completed when Webster files its Annual Report on Form 10-K with the SEC for the year ended December 31, 2021 and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (1) changes to fair value of loans and securities; (2) changes to allocations to intangible assets such as core deposits intangibles, as well as goodwill; and (3) other changes to assets and liabilities.
Note 4. Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined balance sheet. All adjustments are based on preliminary assumptions and valuations, which are subject to change.
A. Adjustment to securities classified as held-to maturity to reflect the estimated fair value of the acquired investment securities.
B. Adjustment to loans and leases include the following:
Adjustments to loans & leases
To record fair value of interest rate mark for the loan portfolio	$(57,776)
To record fair value of credit for the loan portfolio	(323,186)
To record the purchased credit deteriorated loan CECL gross-up	173,074
Total adjustment to loans	$(207,888)
C. Adjustment to the allowance for credit losses include the following:
Adjustment to allowance for credit losses
To eliminate Sterling’s allowance for credit losses at closing	$323,186
Increase in the allowance for credit losses for gross-up for estimate of lifetime credit losses for purchased credit-deteriorated (“PCD”) loans and leases	(173,074)
Provision for estimated lifetime credit losses for non-PCD loans and leases	(193,912)
Total adjustment to the allowance for credit losses	$(43,800)
D. Adjustment to deferred tax assets, net to reflect the net increase of deferred tax assets related to the pro forma adjustments at a blended federal and state statutory rate of 27%.
E. Eliminate the historical Sterling goodwill of $1.7 billion and record estimated goodwill associated with the merger of $2.2 billion.
F. Eliminate the historical Sterling other intangible asset of $89.8 million and record an estimated core deposit intangible of $106.0 million.
G. Adjustment to deposits to reflect the estimated fair value based upon market prices for similar products.
H. Adjustment to long-term debt to reflect the estimated fair value of Sterling’s long-term debt.

I. Adjustment to other liabilities to record an accrual for one-time merger related transaction costs of $82.5 million comprised of banker, legal, accounting and other professional fees expected to be incurred by both Webster and Sterling.
J. Adjustment to preferred shares to reflect the estimated fair value of the Sterling series A preferred stock and its conversion to new Webster preferred stock. For pro forma purposes, the adjustment will be recognized as a gain or loss when the preferred share is redeemed.
K. Adjustments to common stock to eliminate Sterling common stock of $2.3 million par value and record the issuance of Webster common stock to Sterling common stockholders of $0.9 million par value.
L. Adjustments to paid in capital to eliminate Sterling capital surplus of $3.7 billion and record the issuance of Webster common stock in excess of par value to Sterling common shareholders of $5.1 billion.
M. Adjustment to eliminate Sterling retained earnings of $1.4 billion, the impact to equity of the CECL non-purchased deteriorated credit impact of $141.6 million, net of tax and one-time merger-related transaction costs of $82.5 million.
N. Adjustment to eliminate Sterling treasury shares of $699.4 million
O. Adjustment to eliminate Sterling accumulated other comprehensive income, net of tax, of $57.6 million.
Note 5. Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined income statements. All adjustments are based on preliminary assumptions and valuations, which are subject to change.
A. Net adjustments to interest income of $17.6 million and $92.0 million for the three (3)-month period ended March 31, 2021 and the year ended December 31, 2020, respectively, to record the estimated amortization of the net discount on acquired loans and leases. The loan fair value adjustment is amortized using the sum-of-the-years-digits method over a range of four (4) to seven (7) years.
B. Net adjustments to interest income of $(6.2) million and $(26.6) million for the three (3)-month period ended March 31, 2021 and the year ended December 31, 2020, respectively, to record the estimated amortization of the premium on acquired held-to-maturity and available for sale securities. The securities fair value adjustment is amortized using both the straight-line and sum-of-the-years-digits methods over ten (10) years for available-for-sale and held-to-maturity securities, respectively.
C. Net adjustment to deposit interest expense to reflect accretion from fair value adjustment on deposits of $(2.3) million for the year ended December 31, 2020. The deposit fair value adjustment is amortized over one (1) year.
D. Net adjustment to borrowing interest expense to reflect accretion from fair value adjustment on borrowings of $(0.6) million and $(2.4) million for the three (3)-month period ended March 30, 2021 and the year ended December 31, 2020, respectively. The long-term debt fair value adjustment is amortized using the straight-line method over three and a half (3.5) years.
E. Adjustment to provision for credit losses of $193.9 million related to non-PCD acquired loans and leases.
F. Net adjustments to intangible asset amortization of $0.7 million and $3.2 million for the three (3)-month period ended March 31, 2021 and the year ended December 31, 2020, respectively, to eliminate Sterling amortization on other intangible assets and record estimated amortization of acquired other intangible assets. Core deposit intangibles is amortized using the sum-of-the-years-digits method over ten (10) years.

			Amortization Expense
(dollars in thousands)	Estimated Fair Value	Useful Life Years	Year Ended December 31, 2020	Three-months period ended March 31, 2021
Core deposit intangible	$106,000	10	$19,273	$4,336
Historical Amortization Expense	—	—	(16,114)	(3,628)
Pro forma net adjustment to amortization	—	—	$3,159	$708
Amortization for the next five years	Remainder of 2021
2021	$13,009
2022	15,418
2023	13,491
2024	11,564
2025	9,636
G. Adjustment to reflect the one-time merger-related transaction costs of $82.5 million comprised of banker, legal, accounting and other professional fees expected to be incurred by both Webster and Sterling, all of which will be incurred during the first year of acquisition.
H. Adjustment to income tax expense to record the income tax effects of pro forma adjustments that are tax-effected and other items on a combined basis at a blended federal and state statutory rate of 27%.
I. Adjustments to weighted-average shares of Webster common stock outstanding to eliminate weighted-average shares of Sterling common stock outstanding and record shares of Webster common stock outstanding, calculated using an exchange ratio of 0.4630 per share for all shares.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA
The historical per share data for Webster common stock and Sterling common stock below has been derived from the unaudited interim consolidated financial statements of each of Webster and Sterling as of and for the three (3) months ended March 31, 2021 and the audited consolidated financial statements of each of Webster and Sterling as of and for the year ended December 31, 2020, each of which is incorporated by reference herein.
The unaudited pro forma combined per share data set forth below gives effect to the merger as if it had occurred on January 1, 2020, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of March 31, 2021, in the case of book value per share data, assuming that each outstanding share of Sterling common stock had been converted into shares of Webster common stock based on the exchange ratio of 0.4630 of a share of Webster common stock for each share of Sterling common stock. The unaudited pro forma combined per share data has been derived from the unaudited interim consolidated financial statements for each of Webster and Sterling as of and for the three (3) months ended March 31, 2021 and the audited consolidated financial statements for each of Webster and Sterling as of and for the year ended December 31, 2020.
The unaudited pro forma combined per share data has been derived using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of Sterling at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.
The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during these periods or to project the future results of operations that the combined company may achieve after the merger.
The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of Sterling common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.4630.
	Webster Historical	Sterling Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of Sterling(a)
Comparative Per Share Data
Book Value
As of March 31, 2021	$34.60	$23.28	$44.34	$20.53
As of December 31, 2020	34.25	23.09	44.60	20.65
Cash Dividends Paid
For the three months ended March 31, 2021	0.40	0.07	0.28	0.13
For the year ended December 31, 2020	1.60	0.28	1.11	0.52
Basic Earnings
For the three months ended March 31, 2021	1.18	0.51	1.18	0.54
For the year ended December 31, 2020	2.35	1.12	1.39	0.65
Diluted Earnings
For the three months ended March 31, 2021	1.17	0.50	1.17	0.54
For the year ended December 31, 2020	2.35	1.12	1.39	0.64
(a)
The equivalent pro forma per share amounts of Sterling were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 0.4630 of a share of Webster common stock for each share of Sterling common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed merger, the plans, objectives, expectations and intentions of Webster and Sterling, the expected timing of completion of the merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, project or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.
While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors, in addition to the factors relating to the merger discussed under the caption “Risk Factors” and the risk factors previously disclosed in Webster’s and Sterling’s reports filed with the SEC, which could cause actual results to differ materially from those contained or implied in the forward-looking statements:
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the outcome of any legal proceedings that may be instituted against Webster or Sterling;
•	delays in completing the merger;
•
the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger);

•	the failure to obtain stockholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all;
•
the possibility that the anticipated benefits of the merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Webster and Sterling do business;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;
•	the ability to complete the merger and integration of Webster and Sterling successfully;
•	the dilution caused by Webster’s issuance of additional shares of its capital stock in connection with the merger;
•	changes in general economic, political, or industry conditions;
•
the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market and industry conditions and Webster’s and Sterling’s respective businesses, results of operations, and financial condition;

•	uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board;
•	volatility and disruptions in global capital and credit markets;
•	movements in interest rates;
•	reform of LIBOR;
•	competitive pressures on product pricing and services;

•	success, impact, and timing of Webster’s and Sterling’s business strategies, including market acceptance of any new products, services or technologies;
•
the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory reforms, as well as those involving the OCC, Federal Reserve Board, Federal Deposit Insurance Corporation (the “FDIC”), and Consumer Financial Protection Bureau;

•	the outcome of the administration’s proposal to increase the U.S. corporate tax rate from 21% to 28%;
•
other changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation and financial accounting and reporting, environmental protection and insurance, and the ability to comply with such changes in a timely manner; and

•	other factors that may affect the future results of Webster and Sterling.
You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Webster nor Sterling undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Webster and Sterling have filed with the SEC as described under “Where You Can Find More Information.”
Webster and Sterling expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or incorporated in this joint proxy statement/prospectus.

RISK FACTORS
An investment by Sterling’s stockholders in Webster common stock as a result of the exchange of shares of Sterling common stock for shares of Webster common stock in the merger involves certain risks. Similarly, a decision on the part of Webster stockholders to adopt the merger agreement also involves risks for Webster stockholders, who will continue to hold their shares of Webster common stock after the merger. Certain material risks and uncertainties connected with the merger agreement and transactions contemplated thereby, including the merger and bank merger, and ownership of Webster common stock are discussed below. In addition, Webster and Sterling discuss certain other material risks connected with the ownership of Webster common stock and with Webster’s business, and with the ownership of Sterling common stock and Sterling’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC, and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.
Holders of Sterling common stock and holders of Webster common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Sterling special meeting or the Webster special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of Webster common stock that you, as an existing Webster stockholder, currently hold or that you, as an existing Sterling stockholder, will hold upon consummation of the merger, and could result in a significant decline in the value of Webster common stock and cause the holders of Webster common stock and/or the holders of Sterling common stock to lose all or part of the value of their respective investments in Webster common stock.
Risks Relating to the Merger
Because the market price of Webster common stock may fluctuate, holders of Sterling common stock cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of Sterling common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Sterling as treasury stock or owned by Webster or Sterling, subject to certain exceptions set forth in the merger agreement) will be converted into 0.4630 of a share of Webster common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Webster common stock or Sterling common stock. Changes in the price of Webster common stock prior to the merger will affect the value that holders of Sterling common stock will receive in the merger. Neither Webster nor Sterling is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of Webster common stock or Sterling common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, impacts and disruptions resulting from the COVID-19 pandemic, changes in Webster’s or Sterling’s businesses, operations and prospects, regulatory considerations and tax laws, many of which factors are beyond Webster’s or Sterling’s control. Therefore, at the time of the Webster special meeting and the Sterling special meeting, holders of Webster common stock and holders of Sterling common stock will not know the actual market value of the consideration to be received by holders of Sterling common stock at the effective time. You should obtain current market quotations for shares of Webster common stock (NYSE: WBS) and for shares of Sterling common stock (NYSE: STL).
The market price of Webster common stock after the merger may be affected by factors different from those affecting the shares of Sterling common stock or Webster common stock currently.
In the merger, holders of Sterling common stock will become holders of Webster common stock. Webster’s business differs from that of Sterling and certain adjustments may be made to Webster’s business as a result of this merger of equals transaction. Accordingly, the results of operations of the combined company and the market price of Webster common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Webster and Sterling. For a discussion of the businesses of Webster and Sterling and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”
Webster and Sterling are expected to incur substantial costs related to the merger and integration.
Webster and Sterling have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, accounting and financial advisory costs and severance/employee-benefit related costs, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. Some of these costs are payable by either Webster or Sterling regardless of whether or not the merger is completed.
The combined company is expected to incur substantial costs in connection with the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Sterling and Webster have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.
Combining Webster and Sterling may be more difficult, costly or time consuming than expected and Webster and Sterling may fail to realize the anticipated benefits of the merger.
This transaction is a merger of equals transaction combining two financial institutions of similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Webster and Sterling. To realize the anticipated benefits and cost savings from the merger, Webster and Sterling must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If Webster and Sterling are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.
Webster and Sterling have operated and, until the completion of the merger, must continue to operate, independently. The success of the merger will depend, in part, on the combined company’s ability to successfully combine and integrate the businesses of both companies in a manner that does not materially disrupt existing customer relations or result in decreased revenue or reputational harm. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, difficulties in integrating operations and systems, including communications systems, administrative and information technology infrastructure and financial reporting and internal control systems, or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Any disruption to either company’s business could cause its customers to remove their accounts and move their business to a competing financial institution. Integration efforts between the two companies may also divert management attention and resources. In addition, the impacts of the COVID-19 pandemic may make it more costly or more difficult to integrate the businesses of Webster and Sterling, which, in turn, may make it more difficult for the combined company to realize anticipated synergies or cost savings in the amounts estimated or in the timeframe contemplated, or at all. These integration matters could have an adverse effect on each of Webster and Sterling during this transition period and for an undetermined period after completion of the merger on the combined company.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either Webster’s or Sterling’s business. The combined company’s future success will depend, in part, upon its ability to manage this significantly expanded business, which may pose substantial challenges for management, including substantial challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. The combined company may not be successful or realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.
The combined company may be unable to retain Webster or Sterling personnel successfully while the merger is pending or after the merger is completed.
While Messrs. Ciulla, Kopnisky, MacInnes and Massiani have entered into post-closing retention or letter agreements (as further described in the sections entitled “The Merger—Interests of Webster’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger”), the success of the merger will depend in part on the combined company’s ability to retain other key employees currently employed by Webster and Sterling. It is possible that these employees may decide not to remain with Webster or Sterling, as applicable, while the merger is pending or with the combined company after the merger is consummated. If Webster and Sterling are unable to retain such key employees, including management, who are critical to the successful integration and future operations of the companies, Webster and Sterling could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if such key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Webster and Sterling to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Webster and Sterling may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “The Merger—Governance of the Combined Company After the Merger.”
The COVID-19 pandemic may delay and adversely affect the completion of the merger.
The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, the business, financial condition, liquidity, capital and results of operations of Webster and Sterling, particularly in the New York metro and suburban markets, where Sterling primarily operates, which have been disproportionally impacted by COVID-19. If the effects of the COVID-19 pandemic cause continued or extended decline in the economic environment and the financial results of Webster or Sterling, or the business operations of Webster or Sterling are further disrupted as a result of the COVID-19 pandemic, efforts to complete the merger and integrate the businesses of Webster and Sterling may also be delayed and adversely affected. Additional time may be required to obtain the requisite regulatory approvals, and the Federal Reserve Board, the OCC and/or other regulators may impose additional requirements on Webster or Sterling that must be satisfied prior to completion of the merger, which could delay and adversely affect the completion of the merger.
The COVID-19 pandemic’s impact on the combined company’s business and operations is uncertain.
The extent to which the COVID-19 pandemic will negatively affect the business, financial condition, liquidity, capital and results of operations of the combined company will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the direct and indirect impact of the COVID-19 pandemic on employees, clients, counterparties and service providers, as well as other market participants, and actions taken by governmental authorities and other third parties in response to the COVID-19 pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the combined company’s business, and there is no guarantee that efforts by the combined company to address the adverse impacts of the COVID-19 pandemic will be effective.
Even after the COVID-19 pandemic has subsided, the combined company may continue to experience adverse impacts to its business as a result of the COVID-19 pandemic’s global economic impact, including reduced availability of credit, adverse impacts on liquidity and the negative financial effects from any recession or depression that may occur.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the OCC and other regulatory authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; changes in legislation or the political environment, including as a result of changes of Congressional leadership and regulatory agency leadership; or impacts and disruptions resulting from the COVID-19 pandemic.
Even if those approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. Any such conditions, limitations, obligations or restrictions could delay the completion of the transactions contemplated by the merger agreement, result in additional material costs on or materially limit the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger or even result in the abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
Despite the parties’ commitments to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, neither Webster, Sterling nor any of their respective subsidiaries is required under the terms of the merger agreement to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger. See the section entitled “The Merger—Regulatory Approvals.”
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Sterling identifiable assets acquired and liabilities assumed at fair value, and to record the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration paid and the fair value of the assets and liabilities of Sterling as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Certain of Webster’s and Sterling’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of holders of Webster common stock and holders of Sterling common stock generally.
Holders of Webster common stock and holders of Sterling common stock should be aware that some of Webster’s and Sterling’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of Webster common stock and holders of Sterling common stock generally. These interests and arrangements may create potential conflicts of interest. The Webster board of directors and Sterling board of directors were aware of these respective interests and considered these interests, among other matters, when making their respective decisions to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending that stockholders vote to adopt the merger agreement. For a more complete description of these interests, please see the sections entitled “The Merger—Interests of Webster’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger.”
The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could negatively affect Webster and/or Sterling.
The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions are described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger.” These conditions may not be fulfilled in a timely manner or at all, and, accordingly the merger may be delayed or may not be completed. In addition, if the merger is not completed by April 18, 2022, either Webster or Sterling may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time before or after stockholder approval.
If the merger is not completed for any reason, there may be various adverse consequences and Webster and/or Sterling may experience negative reactions from the financial markets and from their respective customers and employees. For example, Webster’s or Sterling’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Webster common stock or Sterling common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either Webster or Sterling may be required to pay a termination fee of $185.0 million to the other party.
Further, Webster and Sterling have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement and those expenses must be paid even if the merger is not completed and neither party realizes the expected benefits of the merger.
Webster and Sterling will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Webster and Sterling. These uncertainties may impair Webster’s or Sterling’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Webster or Sterling to seek to change existing business relationships with Webster or Sterling. In addition, subject to certain exceptions, each of Webster and Sterling has agreed to operate its business in the ordinary course prior to closing, and Webster and Sterling have agreed not to take certain actions, which could cause Webster or Sterling to be unable to pursue other beneficial opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Webster and Sterling.
The shares of Webster common stock to be received by holders of Sterling common stock as a result of the merger will have different rights from the shares of Sterling common stock.
In the merger, holders of Sterling common stock will become holders of Webster common stock and, although their rights as stockholders will continue to be governed by Delaware law, they will also be governed by the organizational documents of the combined company, which are different from Sterling’s. The rights associated with Webster common stock are different from the rights associated with Sterling common stock. See the section entitled “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with Webster common stock.
In connection with the merger, Webster will assume Sterling’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the merger, Webster will assume Sterling’s outstanding indebtedness. Webster’s existing debt, together with any future incurrence of additional indebtedness, could have important consequences for the combined company’s creditors and the combined company’s stockholders. For example, it could limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures; restrict the combined company from paying dividends to its stockholders; increase the combined company’s vulnerability to general economic and industry conditions; and require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.
Holders of Webster common stock and Sterling common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.
Holders of Webster common stock and Sterling common stock currently have the right to vote in the election of the board of directors and on other matters affecting Webster and Sterling, respectively. In connection with the merger, each holder of Sterling common stock who receives shares of Webster common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s current percentage ownership of Sterling. Based on the number of shares of Webster and Sterling common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Webster common stock expected to be issued in the merger, the former holders of Sterling common stock, as a group, are estimated to own approximately 49.6% of the fully diluted shares of the combined company immediately after the merger and current holders of Webster common stock as a group are estimated to own approximately 50.4% of the fully diluted shares of the combined company immediately after the merger. Because of this, holders of Sterling common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of Sterling, and holders of Webster common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of Webster.
The dilution caused by the issuance of shares of Webster common stock in connection with the merger may adversely affect the market price of Webster common stock.
In connection with the payment of the merger consideration, Webster expects to issue approximately [ ] million shares of Webster common stock to Sterling stockholders. The dilution caused by the issuance of these new shares of Webster common stock may result in fluctuations in the market price of Webster common stock, including a stock price decrease.
Holders of Webster common stock and holders of Sterling common stock will not have appraisal rights or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Section 262 of the DGCL, the holders of Webster common stock and Sterling common stock are not entitled to appraisal or dissenters’ rights in connection with the merger or the issuance of Webster common stock in connection with the merger. See the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger.”
Stockholder litigation could prevent or delay the consummation of the merger or otherwise negatively affect the business and operations of Webster and/or Sterling.
Webster and/or Sterling may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Webster and/or Sterling and could prevent or delay the consummation of the merger.
The merger agreement limits Webster’s and Sterling’s respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire Webster or Sterling.
The merger agreement contains “no shop” covenants that restrict each of Webster’s and Sterling’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, engage or participate in any negotiations with any person concerning, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any acquisition proposal.
The merger agreement further provides that, during the twelve (12)-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, Webster or Sterling may be required to pay to the other party a cash termination fee equal to $185.0 million. See the section entitled “The Merger Agreement—Termination Fee.”
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Webster or Sterling from considering or proposing that acquisition.
The merger agreement subjects Webster and Sterling to certain restrictions on their respective business activities prior to the effective time.
The merger agreement subjects Webster and Sterling to certain restrictions on their respective business activities prior to the effective time. Subject to certain specified exceptions, the merger agreement obligates each of Webster and Sterling to, and to cause each of its respective subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and each of Webster and Sterling to, and to cause each of its respective subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability of either Webster or Sterling to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis. These restrictions could prevent Webster and Sterling from pursuing certain business opportunities that arise prior to the effective time. See the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger.”
The opinions of J.P. Morgan and Piper Sandler delivered to the Webster board of directors and of Citi and KBW delivered to the Sterling board of directors prior to the signing of the merger agreement will not reflect changes in circumstances occurring after the date of such opinions.
Each of the opinions of the respective outside financial advisory firms engaged by Webster and Sterling was delivered on and dated April 18, 2021 and speaks as of such date. Changes in the business, financial condition, operations and prospects of Webster and Sterling, general market and economic conditions and other factors or events that may be beyond the control of Webster and Sterling may have altered the value of Webster or Sterling or the prices of shares of Webster common stock and shares of Sterling common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of those opinions. See the sections entitled “The Merger—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors” and “The Merger—Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors.”
Risks Relating to Webster’s Business
You should read and consider risk factors specific to Webster’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Webster’s Annual Report on Form 10-K most recently filed with the SEC and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to Sterling’s Business
You should read and consider risk factors specific to Sterling’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Sterling’s Annual Report on Form 10-K most recently filed with the SEC and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE WEBSTER SPECIAL MEETING
This section contains information for Webster’s stockholders about the special meeting that Webster has called to allow holders of Webster common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Webster common stock and a form of proxy card that the Webster board of directors is soliciting for use by the holders of Webster common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Webster special meeting will be held virtually via the Internet on [ ], 2021 at [ ], Eastern Time. The Webster special meeting will be held solely via live webcast and there will not be a physical meeting location given the current public health impacts of the COVID-19 pandemic and our desire to promote the health and safety of Webster stockholders, as well as Webster directors, officers, employees and other constituents.
Only holders of Webster common stock as of the close of business on the record date are entitled to receive notice of, and vote at, the Webster special meeting via the Webster special meeting website or any adjournment or postponement thereof. Webster stockholders will be able to attend the Webster special meeting via the Webster special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the Webster special meeting website at [ ]. Webster stockholders will need the control number found on their proxy card or voting instruction form in order to access the Webster special meeting website.
Matters to Be Considered
At the Webster special meeting, holders of Webster common stock will be asked to consider and vote on the following proposals:
•	the Webster merger proposal;
•	the Webster authorized share count proposal; and
•	the Webster adjournment proposal.
Recommendation of the Webster Board of Directors
The Webster board of directors unanimously recommends that you vote “FOR” the Webster merger proposal, “FOR” the Webster authorized share count proposal and “FOR” the Webster adjournment proposal. See the section entitled “The Merger—Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors” for a more detailed discussion of the Webster board of directors’ recommendation.
Record Date and Quorum
The Webster board of directors has fixed the close of business on [ ], 2021 as the record date for determination of the holders of Webster common stock entitled to notice of, and to vote at, the Webster special meeting. On the record date for the Webster special meeting, there were [ ] shares of Webster common stock outstanding.
Holders of one-third (1/3) of the Webster capital stock issued and outstanding and entitled to vote at the Webster special meeting must be present in person, virtually via the Webster special meeting website or represented by proxy, to constitute a quorum at the Webster special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Webster special meeting via the Webster special meeting website, your shares of Webster common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under the Webster bylaws, whether or not a quorum is present, the stockholders entitled to vote at the Webster special meeting, present in person, by remote communication or represented by proxy, may adjourn the Webster special meeting.
At the Webster special meeting, each stockholder represented at the Webster special meeting will be entitled to cast one (1) vote for each share of the capital stock entitled to vote at the Webster special meeting held by such stockholder. Shares of Webster preferred stock are not entitled to any votes at the Webster special meeting.

As of the record date, Webster directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of Webster common stock, representing approximately [ ]% of the outstanding shares of Webster common stock. Webster currently expects that Webster’s directors and executive officers will vote their shares in favor of the Webster merger proposal and the other proposals to be considered at the Webster special meeting, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Webster special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Webster special meeting. If your bank, broker, trustee or other nominee holds your shares of Webster common stock in “street name,” such entity will vote your shares of Webster common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Webster merger proposal:
•
Vote required: Approval of the Webster merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote on the merger agreement.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Webster special meeting via the Webster special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Webster merger proposal, it will have the same effect as a vote “AGAINST” the Webster merger proposal.

Webster authorized share count proposal:
•
Vote required: Approval of the Webster authorized share count proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Webster common stock entitled to vote thereon.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Webster special meeting via the Webster special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Webster authorized share count proposal, it will have the same effect as a vote “AGAINST” the Webster authorized share count proposal.

Webster adjournment proposal:
•	Vote required: Approval of the Webster adjournment proposal requires the affirmative vote of the majority of the votes cast on the Webster adjournment proposal.
•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Webster special meeting via the Webster special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Webster adjournment proposal, your shares will not be deemed to be a vote cast at the Webster special meeting and it will have no effect on the Webster adjournment proposal, assuming a quorum is present.

Attending the Virtual Special Meeting
The Webster special meeting may be accessed via the Webster special meeting website, where Webster stockholders will be able to listen to the Webster special meeting, submit questions and vote online. You are entitled to attend the Webster special meeting via the Webster special meeting website only if you were a stockholder of record at the close of business on the record date or you held your Webster shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the Webster special meeting. If you were a stockholder of record at the close of business on the record date and wish to attend the Webster special meeting via the Webster special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Webster common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
You may submit questions during the live audio webcast of the Webster special meeting via the Webster special meeting website. To ensure the Webster special meeting is conducted in a manner that is fair to all stockholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Webster reserves the right to edit or reject questions it deems inappropriate or not relevant to the Webster special meeting’s limited purpose. Pursuant to the Webster bylaws, the Webster special meeting will be conducted in accordance with rules prescribed by the presiding officer of the meeting, unless otherwise prescribed by law or the Webster bylaws.
Technical assistance will be available for stockholders who experience an issue accessing the Webster special meeting. Contact information for technical support will appear on the Webster special meeting website prior to the start of the Webster special meeting.
Proxies
A holder of Webster common stock may vote by proxy or at the Webster special meeting via the Webster special meeting website. If you hold your shares of Webster common stock in your name as a holder of record, to submit a proxy, you, as a holder of Webster common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by [ ], Eastern Time, on the day before the Webster special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Webster special meeting.
Webster requests that holders of Webster common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Webster as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Webster common stock represented by it will be voted at the Webster special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Webster merger proposal, “FOR” the Webster authorized share count proposal and “FOR” the Webster adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the instructions provided by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Webster special meeting via the Webster special meeting website. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally via the Webster special meeting website at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.
You may not vote shares held in “street name” by returning a proxy card directly to Webster.
Further, banks, brokers, trustees and other nominees who hold shares of Webster common stock on behalf of their customers may not give a proxy to Webster to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Webster special meeting, including the Webster merger proposal, the Webster authorized share count proposal and the Webster adjournment proposal.
Revocability of Proxies
If you are a holder of Webster common stock of record, you may revoke your proxy at any time before it is voted by:
•	voting by telephone or the Internet at a later time, before [ ], Eastern Time, on the day before the Webster special meeting;
•	attending virtually and voting at the Webster special meeting via the Webster special meeting website;
•	granting a subsequently dated proxy; or
•	submitting a written notice of revocation to Webster by mail at John H. Beers, Assistant Secretary, Webster Financial Corporation, 145 Bank Street, Waterbury, Connecticut 06702.
If you hold your shares of Webster common stock through a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending and voting your shares at the Webster special meeting virtually via the Webster special meeting website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the Webster special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Webster after the deadlines described above will not affect the vote. If the Webster special meeting is postponed or adjourned, it will not affect the ability of holders of Webster common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of Webster common stock residing at the same address, unless such holders of Webster common stock have notified Webster of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Webster common stock and Sterling common stock, you will receive separate packages of proxy materials.
Webster will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Webster common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Webster Investor Relations at (203) 578-2202 or Webster’s proxy solicitor, Morrow Sodali LLC, by calling toll-free at (800) 662-5200, or via email to WBS@investor.morrowsodali.com.
Solicitation of Proxies
Webster and Sterling will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Webster has retained Morrow Sodali LLC, for a fee of $15,000 plus reimbursement of out-of-pocket expenses for its services. Webster and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Webster common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Webster. No additional compensation will be paid to Webster’s directors, officers or employees for solicitation.
Webster Bank Retirement Savings Plan Voting
If you are an employee of Webster or its affiliated entities and are receiving this joint proxy statement/prospectus as a result of your participation in the Webster Bank Retirement Savings Plan, you must provide voting instructions with respect to your shares held under this plan to the plan trustee. A proxy and instruction card or email with voting instructions have been provided so that you may instruct the trustee how to vote your shares held under this plan.
Assistance
If you need assistance in completing your proxy card, have questions regarding Webster’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Webster Investor Relations at (203) 578-2202 or Webster’s proxy solicitor, Morrow Sodali LLC, by calling toll-free at (800) 662-5200, or via email to WBS@investor.morrowsodali.com.

WEBSTER PROPOSALS
Proposal 1: Webster Merger Proposal
Webster is asking holders of Webster common stock to approve the adoption of the merger agreement, the merger and the other transactions contemplated thereby, including the issuance of Webster stock pursuant to the merger agreement. Holders of Webster common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Webster board of directors, by a unanimous vote of all directors, determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Webster and its stockholders, and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See the section entitled “The Merger—Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors” for a more detailed discussion of the Webster board of directors’ recommendation.
The Webster board of directors unanimously recommends a vote “FOR” the Webster merger proposal.
Proposal 2: Webster Authorized Share Count Proposal
In connection with the merger, Webster is asking its stockholders to approve an amendment to the Webster certificate to increase the number of authorized shares of Webster common stock from two hundred million (200,000,000) to four hundred million (400,000,000), effective immediately prior to, and subject to, the completion of the merger. A copy of the Webster certificate amendment to effect the authorized share count increase is attached to this joint proxy statement/prospectus as Annex B. Holders of Webster common stock should read the Webster certificate amendment in its entirety.
As of the close of business on the record date for the Webster special meeting, there were [ ] outstanding shares of Webster common stock and [ ] shares of Webster common stock reserved for issuance to directors and employees under various compensation and benefits plans, with the remaining [ ] shares being authorized, unissued and unreserved shares available for other corporate purposes. In connection with the merger, Webster expects to issue approximately [ ] million shares of Webster common stock to holders of Sterling common stock.
The Webster board of directors considers the proposed increase in the number of authorized shares of Webster common stock advisable because it will enable Webster to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors of the combined company in the future. After careful consideration, the Webster board of directors, by a unanimous vote of all directors, determined that the Webster certificate amendment is advisable and in the best interests of Webster and its stockholders and approved the Webster certificate amendment.
Each share of Webster common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of Webster common stock currently outstanding. The newly authorized shares of Webster common stock will not affect the rights, such as voting and liquidation rights, of the shares of Webster common stock currently outstanding. Under the Webster certificate, stockholders of Webster do not have preemptive rights.
Therefore, should the Webster board of directors elect to issue additional shares of Webster common stock, other than on a pro rata basis to all current common stockholders, existing common stockholders of Webster would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current stockholders of Webster, depending on the particular circumstances in which the additional shares of Webster common stock are issued. See the section entitled “Description of Webster Capital Stock” for a description of Webster capital stock and the rights of stockholders of Webster. The Webster board of directors continually considers Webster’s capital structure and will determine the terms and timing of any future issuance.
The Webster certificate amendment will become effective immediately prior to the effective time, subject to the completion of the merger.

The foregoing description of the Webster certificate amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Webster certificate amendment, which is attached as Annex B to this joint proxy statement/prospectus.
The Webster board of directors unanimously recommends a vote “FOR” the Webster authorized share count proposal.
Proposal 3: Webster Adjournment Proposal
The Webster special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Webster special meeting to approve the Webster merger proposal or the Webster authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Webster common stock.
If, at the Webster special meeting, the number of shares of Webster common stock present virtually or represented and voting in favor of the Webster merger proposal or the Webster authorized share count proposal is insufficient to approve the Webster merger proposal or the Webster authorized share count proposal, as applicable, Webster intends to move to adjourn the Webster special meeting in order to enable the Webster board of directors to solicit additional proxies for approval of the Webster merger proposal or the Webster authorized share count proposal, as applicable. In that event, Webster will ask holders of Webster common stock to vote upon the Webster adjournment proposal, but not the Webster merger proposal or the Webster authorized share count proposal.
In this proposal, Webster is asking holders of Webster common stock to authorize the holder of any proxy solicited by the Webster board of directors, on a discretionary basis, to vote in favor of adjourning the Webster special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Webster common stock who have previously voted. Pursuant to the Webster bylaws, if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder entitled to vote at the meeting.
The approval of the Webster adjournment proposal by holders of Webster common stock is not a condition to the completion of the merger.
The Webster board of directors unanimously recommends a vote “FOR” the Webster adjournment proposal.

THE STERLING SPECIAL MEETING
This section contains information for Sterling’s stockholders about the special meeting that Sterling has scheduled to allow holders of Sterling common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Sterling common stock and a form of proxy card that the Sterling board of directors is soliciting for use by the holders of Sterling common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Sterling special meeting will be held virtually via the Internet on [ ], 2021 at [ ], Eastern Time. The Sterling special meeting will be held solely via live webcast and there will not be a physical meeting location.
Only holders of Sterling common stock as of the close of business on the record date are entitled to receive notice of, and vote at, the Sterling special meeting via the Sterling special meeting website or any adjournment or postponement thereof. Sterling stockholders will be able to attend the Sterling special meeting via the Sterling special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the Sterling special meeting website at [ ]. Sterling stockholders will need the control number found on their proxy card or voting instruction form in order to access the Sterling special meeting website.
Matters to Be Considered
At the Sterling special meeting, holders of Sterling common stock will be asked to consider and vote on the following proposals:
•	the Sterling merger proposal;
•	the Sterling compensation proposal; and
•	the Sterling adjournment proposal.
Recommendation of the Sterling Board of Directors
The Sterling board of directors unanimously recommends that you vote “FOR” the Sterling merger proposal, “FOR” the Sterling compensation proposal and “FOR” the Sterling adjournment proposal. See the section entitled “The Merger—Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors” for a more detailed discussion of the Sterling board of directors’ recommendation.
Record Date and Quorum
The Sterling board of directors has fixed the close of business on [ ], 2021 as the record date for determination of the holders of Sterling common stock entitled to notice of, and to vote at, the Sterling special meeting. On the record date for the Sterling special meeting, there were [ ] shares of Sterling common stock outstanding.
Holders of a majority of the total number of outstanding shares of Sterling common stock on the record date and entitled to vote at the Sterling special meeting must be present, either in attendance virtually via the Sterling special meeting website or by proxy, to constitute a quorum at the Sterling special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Sterling special meeting via the Sterling special meeting website, your shares of Sterling common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under the Sterling bylaws, if a quorum is not present at the Sterling special meeting, the chair of the Sterling special meeting or holders of a majority of the shares of Sterling common stock entitled to vote who are present (including virtually via the Sterling special meeting website) or by proxy at the Sterling special meeting may adjourn the Sterling special meeting.
At the Sterling special meeting, each stockholder represented at the Sterling special meeting will be entitled to cast one (1) vote for each share of Sterling common stock entitled to vote at the Sterling special meeting held by such stockholder on all matters properly submitted to holders of Sterling common stock. Shares of Sterling preferred stock are not entitled to any votes at the Sterling special meeting.

As of the record date, Sterling directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of Sterling common stock, representing approximately [ ]% of the shares of Sterling common stock outstanding on the record date. Sterling currently expects that Sterling’s directors and executive officers will vote their shares in favor of the Sterling merger proposal and the other proposals to be considered at the Sterling special meeting, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Sterling special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Sterling special meeting. If your bank, broker, trustee or other nominee holds your shares of Sterling common stock in “street name,” such entity will vote your shares of Sterling common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Sterling merger proposal:
•
Vote required: Approval of the Sterling merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote on the merger agreement.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Sterling special meeting via the Sterling special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Sterling merger proposal, it will have the same effect as a vote “AGAINST” the Sterling merger proposal.

Sterling compensation proposal:
•
Vote required: Approval of the advisory, non-binding Sterling compensation proposal requires the affirmative vote of the majority of the votes cast by the holders of Sterling common stock entitled to vote thereon.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Sterling special meeting via the Sterling special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Sterling compensation proposal, your shares will not be deemed to be a vote cast at the Sterling special meeting and it will have no effect on the Sterling compensation proposal, assuming a quorum is present.

Sterling adjournment proposal:
•	Vote required: Approval of the Sterling adjournment proposal requires the affirmative vote of the majority of the votes cast on the Sterling adjournment proposal.
•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Sterling special meeting via the Sterling special meeting website or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Sterling adjournment proposal, your shares will not be deemed to be a vote cast at the Sterling special meeting and it will have no effect on the Sterling adjournment proposal, assuming a quorum is present.

Attending the Virtual Special Meeting
The Sterling special meeting may be accessed via the Sterling special meeting website, where Sterling stockholders will be able to listen to the Sterling special meeting, submit questions and vote online. You are entitled to attend the Sterling special meeting via the Sterling special meeting website only if you were a stockholder of record at the close of business on the record date or you held your Sterling shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the Sterling special meeting. If you were a stockholder of record at the close of business on the record date and wish to attend the Sterling special meeting via the Sterling special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Sterling common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
You may submit questions during the live audio webcast of the Sterling special meeting via the Sterling special meeting website. To ensure the Sterling special meeting is conducted in a manner that is fair to all stockholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Sterling reserves the right to edit or reject questions it deems inappropriate or not relevant to the Sterling special meeting’s limited purpose.
Technical assistance will be available for stockholders who experience an issue accessing the Sterling special meeting. Contact information for technical support will appear on the Sterling special meeting website prior to the start of the Sterling special meeting.
Proxies
A holder of Sterling common stock may vote by proxy or at the Sterling special meeting via the Sterling special meeting website. If you hold your shares of Sterling common stock in your name as a holder of record, to submit a proxy, you, as a holder of Sterling common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by [ ], Eastern Time, on the day before the Sterling special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Sterling special meeting.
Sterling requests that holders of Sterling common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Sterling as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Sterling common stock represented by it will be voted at the Sterling special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Sterling merger proposal, “FOR” the Sterling compensation proposal and “FOR” the Sterling adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Sterling special meeting via the Sterling special meeting website. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally via the Sterling special meeting website at the meeting if you decide to subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.
You may not vote shares held in “street name” by returning a proxy card directly to Sterling.

Further, banks, brokers, trustees and other nominees who hold shares of Sterling common stock on behalf of their customers may not give a proxy to Sterling to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Sterling special meeting, including the Sterling merger proposal, the Sterling compensation proposal and the Sterling adjournment proposal.
Revocability of Proxies
If you are a holder of Sterling common stock of record, you may revoke your proxy at any time before it is voted by:
•	voting by telephone or the Internet at a later time, before [ ], on the day before the Sterling special meeting;
•	attending virtually and voting at the Sterling special meeting via the Sterling special meeting website;
•	granting a subsequently dated proxy; or
•	submitting a written notice of revocation to Sterling’s corporate secretary at Sterling Bancorp, Two Blue Hill Plaza, Second Floor, Pearl River, New York, 10965, Attention: Corporate Secretary.
If you hold your shares of Sterling common stock through a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending and voting your shares at the Sterling special meeting virtually via the Sterling special meeting website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the Sterling special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Sterling after the deadlines described above will not affect the vote. If the Sterling special meeting is postponed or adjourned, it will not affect the ability of holders of Sterling common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of Sterling common stock residing at the same address, unless such holders of Sterling common stock have notified Sterling of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both Sterling common stock and Webster common stock, you will receive separate packages of proxy materials.
Sterling will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any second holder of Sterling common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Sterling’s Investor Relations at (845) 369-8040 or Sterling’s proxy solicitor, Okapi Partners, by calling toll-free at (877) 869-0171, or via email to info@okapipartners.com.
Solicitation of Proxies
Sterling and Webster will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Sterling has retained Okapi Partners, for a base fee of $15,000 plus up to an additional $15,000 and reimbursement of out-of-pocket expenses for its services. Sterling and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Sterling common stock beneficially owned by others send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Sterling. No additional compensation will be paid to Sterling’s directors, officers or employees for solicitation.

You should not send in any Sterling stock certificates with your proxy card (or, if you hold your shares in “street name” your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to holders of Sterling common stock as soon as practicable after completion of the merger.
Other Matters to Come Before the Sterling Special Meeting
Sterling management knows of no other business to be presented at the Sterling special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Sterling’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Sterling’s Investor Relations at (845) 369-8040 or Sterling’s proxy solicitor, Okapi Partners, by calling toll-free at (877) 869-0171, or via email to info@okapipartners.com.

STERLING PROPOSALS

Proposal 1: Sterling Merger Proposal
Sterling is asking holders of Sterling common stock to adopt the merger agreement, the merger and the other transactions contemplated thereby. Holders of Sterling common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Sterling board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Sterling and its stockholders and unanimously adopted the merger agreement and authorized and approved the merger and the other transactions contemplated by the merger agreement. See the section entitled “The Merger— Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors” for a more detailed discussion of the Sterling board of directors’ recommendation.
The Sterling board of directors unanimously recommends a vote “FOR” the Sterling merger proposal.
Proposal 2: Sterling Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Sterling is seeking a non-binding, advisory stockholder approval of the compensation of Sterling’s named executive officers that is based on, or otherwise relates to, the merger as disclosed in the section entitled “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation.” The proposal gives holders of Sterling common stock the opportunity to express their views on the merger-related compensation of Sterling’s named executive officers.
Accordingly, Sterling is asking holders of Sterling common stock to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the Sterling named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”
The vote on the advisory compensation proposal is a vote separate and apart from the votes on the Sterling merger proposal and the Sterling adjournment proposal. Accordingly, if you are a holder of Sterling common stock, you may vote to approve the Sterling merger proposal and/or the Sterling adjournment proposal and vote not to approve the Sterling compensation proposal, and vice versa. The approval of the Sterling compensation proposal by holders of Sterling common stock is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Sterling’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of Sterling common stock fail to approve the advisory vote regarding merger-related compensation.
The Sterling board of directors unanimously recommends a vote “FOR” the advisory Sterling compensation proposal.
Proposal 3: Sterling Adjournment Proposal
The Sterling special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Sterling special meeting to approve the Sterling merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Sterling common stock.
If, at the Sterling special meeting, the number of shares of Sterling common stock present virtually or represented and voting in favor of the Sterling merger proposal is insufficient to approve the Sterling merger proposal, Sterling intends to move to adjourn the Sterling special meeting in order to enable the Sterling board of directors to solicit additional proxies for approval of the Sterling merger proposal. In that event, Sterling will ask holders of Sterling common stock to vote upon the Sterling adjournment proposal, but not the Sterling merger proposal or the Sterling compensation proposal.
In this proposal, Sterling is asking holders of Sterling common stock to authorize the holder of any proxy solicited by the Sterling board of directors, on a discretionary basis, to vote in favor of adjourning the Sterling special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Sterling common stock who have previously voted. Pursuant to the Sterling bylaws, the Sterling special meeting may be adjourned without new notice being given if the date of the adjourned meeting is not more than thirty (30) days after the date for which the meeting was originally noticed.
The approval of the Sterling adjournment proposal by holders of Sterling common stock is not a condition to the completion of the merger.
The Sterling board of directors unanimously recommends a vote “FOR” the Sterling adjournment proposal.

INFORMATION ABOUT WEBSTER
Webster is a Delaware corporation that serves as the holding company for Webster Bank and its HSA Bank division. Webster provides business and consumer banking, mortgage, financial planning, trust, and investment services through 148 banking centers and 280 ATMs, as of March 31, 2021. Webster also provides mobile and online banking throughout southern New England and Westchester County, New York. Webster Bank owns the asset-based lending firm Webster Business Credit Corporation; the equipment finance firm Webster Capital Finance Corporation; and HSA Bank, a division of Webster Bank, which provides health savings account trustee and administrative services. Webster Bank is a member of the FDIC and an equal housing lender. As of March 31, 2021, Webster had consolidated total assets of approximately $33.3 billion, total loans and leases of approximately $21.3 billion, total deposits of approximately $28.5 billion, total shareholders’ equity of approximately $3.3 billion and 93,686,311 shares of Webster common stock issued and 90,409,777 shares of Webster common stock outstanding.
Webster common stock is traded on the NYSE under the symbol “WBS.”
Webster’s principal executive office is located at 145 Bank Street, Waterbury, Connecticut 06702, and its telephone number at that location is (203) 578-2202. Additional information about Webster and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT STERLING
Sterling is a Delaware corporation, a bank holding company and a financial holding company headquartered in Pearl River, New York that owns all of the outstanding shares of common stock of Sterling Bank, its principal subsidiary. Sterling Bank is a full-service regional bank specializing in the delivery of services and solutions to business owners, their families and consumers within the communities it serves through teams of dedicated and experienced relationship managers. As of March 31, 2021, Sterling had, on a consolidated basis, $29.9 billion in assets, $21.2 billion in total loans, $23.8 billion in deposits, stockholders’ equity of $4.6 billion and 229,872,925 of Sterling common stock issued and 192,567,901 shares of Sterling common stock outstanding.
Sterling Bank is a full-service regional bank founded in 1888. Headquartered in Pearl River, New York, Sterling Bank specializes in the delivery of services and solutions to business owners, their families and consumers within the communities it serves through teams of dedicated and experienced relationship managers. Sterling Bank offers a complete line of commercial, business, and consumer banking products and services. Sterling Bank operates as a regional bank providing a broad offering of deposit, lending and wealth management products to commercial, consumer and municipal clients in the Greater New York metropolitan area and nationally. Sterling Bank targets the following geographic markets: (i) the New York Metro Market, which includes Manhattan and Long Island; and (ii) the New York Suburban Market, which includes Rockland, Orange, Sullivan, Ulster and Westchester Counties in New York and Bergen County in New Jersey. The New York Metro-Market and New York Suburban Market combined generate approximately 73% of Sterling’s revenues. Through its asset-based lending, payroll finance, warehouse lending, factored receivables, equipment finance and public sector finance businesses Sterling Bank also originates loans and deposits in select markets nationally including California, Connecticut, Michigan, Texas and Illinois.
Sterling common stock is traded on the NYSE under the symbol “STL.”
Sterling’s principal office is located at Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, and its telephone number at that location is (845) 369-8040.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of Webster and Sterling into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Terms of the Merger
Each of the Webster board of directors and the Sterling board of directors has unanimously adopted and approved the merger agreement, the merger and the transactions contemplated by the merger agreement. The merger agreement provides that Sterling will merge with and into Webster, with Webster as the surviving corporation. Following the completion of the merger, Sterling Bank will merge with and into Webster Bank, with Webster Bank as the surviving bank.
Subject to the terms and conditions of the merger agreement, in accordance with the DGCL, at the effective time, each share of Sterling common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Webster or Sterling) will be converted into the right to receive 0.4630 of a share of Webster common stock. No fractional shares of Webster common stock will be issued in connection with the merger, and holders of Sterling common stock will be entitled to receive cash in lieu thereof.
Also in the merger, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Webster preferred stock.
Holders of Webster common stock and holders of Sterling common stock are being asked to adopt the merger agreement. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Treatment of Sterling Series A Preferred Stock and Sterling Depositary Shares
In the merger, by virtue of the merger and without any action on the part of Webster, Sterling or any holder of securities thereof, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will automatically be converted into the right to receive one (1) share of new Webster preferred stock having substantially the same terms (and taking into account that Sterling will not be the surviving corporation) as the Sterling series A preferred stock. Each outstanding share of Sterling series A preferred stock is presently represented by Sterling depositary shares that represent a 1/40th interest in a share of the Sterling series A preferred stock. Upon completion of the merger, Webster will assume the obligations of Sterling under the applicable deposit agreement. Each Sterling depositary share will then become a Webster depositary share.
Background of the Merger
The management of each of Webster and Sterling and each of the Webster board of directors and the Sterling board of directors regularly review the performance, strategy, competitive position, opportunities and prospects of their respective companies in light of the then-current business, economic and regulatory environments, as well as developments in the industries that provide financial and banking services and the opportunities and challenges facing participants in those industries, in each case with the goal of enhancing value for their respective stockholders and delivering the best possible products and services to their respective customers and communities. These reviews have included periodic consideration of, and discussions with other companies from time to time regarding, potential strategic alternatives, including business combinations, acquisitions and dispositions to further the companies’ strategic objectives, as well as remaining independent companies.
Beginning in June 2018, John R. Ciulla, Chairman, President and Chief Executive Officer of Webster, and Jack L. Kopnisky, President and Chief Executive Officer of Sterling, met occasionally in various settings, and in the course of those meetings discussed their general views with respect to market conditions and industry trends, challenges and opportunities, particularly with regard to the current operating environment, the mergers and acquisitions landscape, the importance of technology investment and the need for scale to remain competitive, and other matters of mutual interest to their respective institutions.
In early to mid-2019, Messrs. Ciulla and Kopnisky continued to discuss industry trends and market conditions, and the ongoing consolidation in the banking industry and the benefits of scale in light of the current environment. During these discussions, Messrs. Ciulla and Kopnisky engaged in preliminary exploratory discussions regarding a potential business combination between Webster and Sterling, with a view to capitalizing on the anticipated benefits of greater scale and diversification and enhancing value for their respective stockholders. Certain of these discussions included other members of the parties’ respective management teams, including Mr. Glenn MacInnes, Chief Financial Officer of Webster, and Mr. Luis Massiani, then Chief Financial Officer of Sterling (currently the Chief Operating Officer of Sterling).
During this period and thereafter, Webster management updated the Webster board of directors on these preliminary exploratory discussions with Sterling, and Webster considered other potential business combinations, acquisitions, strategic partnerships and other opportunities. The Webster board of directors met on several occasions to review corporate development activities and developments in the financial services industry more generally, including the importance of scale to remain competitive in the current environment. Representatives of J.P. Morgan also discussed Webster’s strategic alternatives and industry and macroeconomic trends with the Webster board of directors during this period.
During this period and thereafter, Sterling management similarly updated the Sterling board of directors on these preliminary exploratory discussions with Webster, and Sterling considered other potential business combination, acquisition, strategic partnership and other opportunities, and the Sterling board of directors met on several occasions to review and discuss these potential opportunities and corporate development activities and developments in the financial services industry more generally, including the importance of scale to remain competitive in the current environment. Representatives of Citi and KBW also preliminarily discussed Sterling’s potential strategic alternatives and industry and macroeconomic trends with Sterling management during this period.
On September 13, 2019, Webster and Sterling entered into a confidentiality agreement in order to facilitate the mutual exchange of certain business and financial information by each party in connection with, and to inform, their ongoing preliminary exploratory discussions regarding a potential business combination, and over the following month representatives of Webster and Sterling management met on several occasions to provide certain business and financial information to each other and to discuss at a high level their respective businesses, organizational structures and performance. However, such discussions did not result in any actionable proposal for a strategic transaction, and in October 2019 Messrs. Ciulla and Kopnisky determined not to pursue further discussions regarding a potential business combination at that time.
In early 2020, the parties engaged in further preliminary exploratory discussions to determine whether there might be an opportunity to pursue a possible business combination, and in early March 2020 Messrs. Ciulla, MacInnes, Kopnisky and Massiani met to provide certain business and financial information to each other and to discuss their respective business, organizational structures and performance and the merits of a potential business combination. However, in light of the onset of the COVID-19 pandemic, each of Webster and Sterling determined to focus on its standalone strategy during 2020, although Messrs. Ciulla and Kopnisky remained in touch and communicated from time to time over the course of the year to discuss their views on prevailing market conditions and industry trends, including with respect to credit, capital and liquidity management, among other topics. Throughout this period, the Webster board of directors and Sterling board of directors each continued to discuss with their respective management teams industry developments and strategic alternatives available to their respective companies.
In December 2020, Messrs. Ciulla and Kopnisky agreed to revisit a potential strategic transaction between Webster and Sterling in light of the improving industry conditions, including as they related to the COVID-19 pandemic. In several meetings and conversations in late December 2020 and January 2021, Messrs. Ciulla, MacInnes, Kopnisky and Massiani, and during one such meeting on January 25, 2021, William L. Atwell, Lead Independent Director of Webster, and Richard O’Toole, Chairman of Sterling, together with Messrs. Ciulla and

Kopnisky, continued their prior exploratory discussions regarding a potential business combination, but these discussions did not result in any actionable proposal for a strategic transaction and ceased in early February 2021 as the parties were focused on other potential opportunities at that time.
During this period, at two meetings of the Webster board of directors in December 2020 and February 2021, the directors again discussed with management a potential transaction with Sterling and other potential strategic opportunities that could enhance value for Webster’s stockholders. Similarly, at two meetings of the Sterling board of directors in January 2021 and February 2021, the directors discussed with management potential strategic opportunities that could enhance value for Sterling’s stockholders, including the Webster transaction.
On March 6, 2021, Mr. Kopnisky reached out to Mr. Ciulla and they discussed the possibility of resuming their prior preliminary discussions from January 2021 around a potential business combination. Messrs. Kopnisky and Ciulla discussed a possible merger of equals business combination and certain governance matters related to a possible combination, including regarding the combined company’s name, headquarters and key leadership positions.
On March 11, 2021, the Webster board of directors held a special meeting at which members of Webster management were present. At the meeting, Webster management discussed certain strategic opportunities that could enhance value for Webster’s stockholders. These opportunities included a potential merger with Sterling, which Webster management had identified as a strong strategic fit based on, among other things, their prior preliminary due diligence on and discussions with representatives of Sterling management regarding Sterling’s business, Sterling’s competitive strengths, complementary geographic footprint, values-based culture and strong management team. Webster management provided an overview of Sterling, including its business, financial position and market presence, based on publicly available information, and updated the Webster board of directors on the status of preliminary discussions with Sterling regarding governance and other matters. Webster management also discussed certain anticipated financial and strategic benefits of the potential transaction, including with respect to scale, synergies, talent, risk management and technology. Following these discussions, the Webster board of directors supported continued discussions with representatives of Sterling regarding the potential transaction and entering into an exclusivity agreement with Sterling to provide for a limited period during which the parties would engage in discussions regarding the terms of a potential transaction and conduct mutual due diligence.
From March 8, 2021 to March 15, 2021, Mr. Kopnisky met with certain members of Sterling’s management, including Mr. Massiani, Mr. James Blose, Sterling’s Executive Vice President and General Counsel, Ms. Bea Ordonez, Sterling’s Executive Vice President and Chief Financial Officer, and Mr. Branko Djapic, Sterling’s Chief Corporate Development Officer, and discussed the potential merger with Webster. Following such meetings, it was determined that Sterling’s management would recommend moving forward with discussions of a potential transaction with Webster to the Sterling board of directors.
On March 15, 2021, the Sterling board of directors held a special meeting at which members of Sterling management were present. At the meeting, Sterling management provided the Sterling board of directors with details on a potential transaction with Webster, including the strategic rationale, pro forma financials and proposed structure, including the proposed deal terms and premium. Following the management presentation and discussion, the Sterling board of directors determined that Sterling would move forward with discussions and due diligence relating to a potential transaction with Webster and to proceed with the execution of an exclusivity agreement and mutual confidentiality agreement.
On March 15, 2021, Webster and Sterling entered into an exclusivity agreement requiring each party to conduct transaction negotiations on an exclusive basis for a forty-five (45)-day period.
Over the following week, Messrs. Ciulla and Kopnisky continued their prior discussions around a possible merger of equals business combination and certain governance matters related to a possible combination.
On March 22, 2021, the Webster board of directors held a special meeting at which members of Webster management, as well as representatives of Wachtell, Lipton, Rosen & Katz, Webster’s counsel (“Wachtell Lipton”), and J.P. Morgan were present. At the meeting, Webster management briefed the directors on recent discussions with representatives of Sterling regarding a potential merger between Webster and Sterling. Webster management presented certain initial proposed terms of the potential transaction, as discussed between the parties, including with respect to the name, headquarters, board composition and executive leadership of the combined company. Webster management also discussed the financial, cultural and strategic logic for the potential transaction. Representatives of J.P. Morgan then reviewed certain preliminary financial aspects of the potential transaction, including with respect to the pro forma ownership structure and financial impacts of the potential transaction. Webster management and representatives of J.P. Morgan also commented on the mergers and acquisitions environment generally and discussed other potential strategic opportunities available to Webster, including continuing as a standalone company. A representative of Wachtell Lipton reviewed the directors’ fiduciary duties in connection with the Webster board of directors’ evaluation of the potential transaction. Following discussion of the potential benefits of, and potential risks, challenges and other considerations regarding, the potential transaction with Sterling and related timing and process matters, the Webster directors expressed their support for continuing exploratory discussions with, and commencing a more detailed due diligence review of, Sterling.
On March 22, 2021, Webster and Sterling entered into an amended confidentiality agreement in order to facilitate a mutual due diligence review by each party in connection with their ongoing discussions. Thereafter, each party made available to representatives of the other party due diligence materials in an electronic data room, and the parties held a series of virtual and telephonic meetings focused on diligence topics across a number of specialist and functional areas in connection with the parties’ respective due diligence investigations. Representatives of certain of the parties’ respective advisors attended these meetings.
On March 24, 2021, the Sterling board of directors held a regularly scheduled meeting and received an update on the status of the potential transaction with Webster from Mr. Kopnisky, including the discussions that took place between representatives of Sterling and Webster since the prior meeting of the Sterling board of directors and the status of due diligence and negotiations between the parties.
On April 1, 2021, the Webster board of directors held a special meeting to receive an update on the status of the potential transaction. Members of Webster management and representatives of Wachtell Lipton and J.P. Morgan also attended this meeting. At the meeting, Webster management briefed the Webster board of directors on the discussions that had taken place between representatives of Webster and Sterling since the prior meeting of the Webster board of directors, and described the status of continued negotiations between the parties, including preliminary discussions around a potential exchange ratio, which discussions at that time contemplated an exchange ratio that would result in a pro forma ownership split of approximately 50.25% for Webster’s stockholders and 49.75% for Sterling’s stockholders, as well as certain proposed governance terms for the potential transaction, including the name, headquarters, board composition and executive leadership of the combined company. These proposed governance terms contemplated, among other things, that (i) upon the closing of a transaction Mr. Kopnisky would serve as Executive Chairman of the board of directors of the combined company and the combined bank, Mr. Ciulla would serve as Chief Executive Officer of the combined company and the combined bank, Mr. MacInnes would serve as Chief Financial Officer of the combined company and the combined bank and Mr. Massiani would serve as Chief Operating Officer of the combined company and the combined bank, and (ii) upon the twenty-four (24)-month anniversary of the closing (or any earlier date as of which Mr. Kopnisky ceased to serve as Executive Chairman of the board of directors of the combined company and the combined bank), Mr. Ciulla would be the successor to Mr. Kopnisky as the Chairman of the board of directors of the combined company and the combined bank and would continue to serve as Chief Executive Officer of the combined company and the combined bank, at which time Mr. Kopnisky would cease to be a member of the board of directors of the combined company and the combined bank but the combined company and the combined bank would continue to benefit from Mr. Kopnisky’s continued support and experience through his service as a strategic consultant until the thirty-six (36)-month anniversary of the closing. Webster management provided an update on the mutual due diligence process that was underway and discussed the two companies’ complementary business models and cultures and the potential synergies and value creation for Webster and its stockholders from a combination. Webster management, together with representatives of J.P. Morgan, reviewed certain preliminary financial aspects and metrics of the potential transaction. Representatives of Wachtell Lipton reviewed with the directors their fiduciary duties in connection with the potential transaction and discussed the draft merger agreement it was preparing and other legal matters. Following these discussions, the Webster board of directors determined that Webster management should continue to move forward with the completion of mutual due diligence and the parties should advance the ongoing discussions regarding the terms of the merger agreement and related governance, employment and compensation matters. In addition, it was agreed that Webster would retain Piper Sandler, as well as J.P. Morgan, in connection with the transaction, and that each such financial advisor would be asked to provide a fairness opinion to the Webster board of directors in connection with its evaluation of the potential transaction in the event definitive transaction terms were to be agreed by the parties in the coming weeks.
On April 6, 2021, Wachtell Lipton provided an initial draft of a proposed merger agreement to Squire Patton Boggs (US) LLP, Sterling’s counsel (“Squire”). Thereafter and continuing until the merger agreement was executed, the parties and their counsel negotiated the terms of the draft merger agreement for the potential transaction, reflecting discussions between the parties regarding transaction terms. Also during this period, each of J.P. Morgan and Piper Sandler assisted Webster with Webster’s evaluation of Sterling and the potential transaction, and Citi assisted Sterling with Sterling’s evaluation of Webster and the potential transaction.
On April 7, 2021, by invitation of the Webster board of directors, Mr. Kopnisky met virtually with members of the Webster board of directors and provided an overview of Sterling’s business and Sterling’s views of the compatibility of the two companies and the merits and potential benefits of a business combination between Webster and Sterling. On April 7, 2021, by invitation of the Sterling board of directors, Mr. Ciulla met virtually with members of the Sterling board of directors and provided an overview of Webster’s business and Webster’s views of the compatibility of the two companies and the merits and potential benefits of a business combination between Webster and Sterling.
On April 8, 2021, the Webster board of directors held a special meeting at which members of Webster management and representatives of Wachtell Lipton and J.P. Morgan were present. At the meeting, Webster management provided an update on the status of the mutual due diligence process that was nearing completion, including the results of the review conducted to date in the areas of credit, audit and compliance, risk management, information technology and other topics. Representatives of Wachtell Lipton then discussed the material terms of the letter and retention agreements that were anticipated to be entered into in connection with the transaction with the top four executives of the combined company. Representatives of Wachtell Lipton also reviewed with the directors their fiduciary duties, as they had previously done. Following these discussions, and after further consideration and discussion of the potential advantages and risks to Webster and its stockholders of the potential transaction, the Webster board of directors expressed their support for the parties to continue due diligence and negotiation of the terms of the potential transaction.
Throughout this period, the parties continued to engage in mutual due diligence, including through a series of virtual and telephonic due diligence meetings covering relevant topics. Members of Webster management and Sterling management met on several occasions to discuss the integration of the companies’ businesses and management teams if a strategic transaction between Webster and Sterling were agreed. In addition, Mr. Ciulla and Mr. Kopnisky and other members of the Webster and Sterling management teams continued to discuss the terms of the potential transaction, including with respect to the calculation of the exchange ratio, and the timing for announcing the potential transaction.
On April 15, 2021, the Webster board of directors held a special meeting at which representatives of Webster management were present to analyze and consider further the terms of the potential transaction between Webster and Sterling. Representatives of Wachtell Lipton, J.P. Morgan and Piper Sandler were also in attendance at the meeting to discuss the legal and financial aspects of the potential transaction, respectively. At the meeting, Webster management updated the Webster board of directors on the status of the current proposed terms of the merger, as discussed between the parties, and the final results of Webster’s due diligence investigation of Sterling. Webster management discussed the mutual due diligence process conducted, including relevant diligence findings. Also at the meeting, representatives of J.P. Morgan reviewed with the Webster board of directors certain financial aspects of the potential transaction, including with respect to the pro forma financial and operating impacts of the potential transaction. Representatives of J.P. Morgan reviewed J.P. Morgan’s preliminary financial analyses with respect to the potential transaction, and representatives of Piper Sandler reviewed Piper Sandler’s preliminary financial analyses with respect to the potential transaction. Representatives of Wachtell Lipton then reviewed with the Webster board of directors the terms of the draft merger agreement, including the proposed charter and bylaw amendments provided for in the merger agreement, as well as the terms of the letter and retention agreements that were anticipated to be entered into in connection with the transaction and related matters. Following these discussions, and after further consideration and discussion of the strategic merits of the merger for Webster and its stockholders, the Webster board of directors expressed support for continuing negotiations to finalize the terms of the potential transaction.

On April 15, 2021, the Sterling board of directors held a special meeting at which representatives of Sterling management were present to analyze and consider further the terms of the potential transaction between Sterling and Webster. Representatives of Squire and Citi, acting as Sterling’s financial advisor in connection with the potential transaction, were also in attendance at the meeting to discuss the legal and financial aspects of the potential transaction, respectively. At the meeting, Mr. Kopnisky updated the Sterling board of directors on the status of the current proposed terms of the merger, as discussed between the parties, and Messrs. Massiani and Djapic presented Sterling management’s due diligence findings to date. Representatives of Squire then reviewed the directors’ fiduciary duties in evaluating the potential transaction. Thereafter, representatives of Citi made a presentation to the Sterling board of directors in which they reviewed their preliminary financial analysis, including of the exchange ratio and pro forma financials, and Squire made a presentation to the Sterling board of directors regarding its due diligence review. During the meeting, preliminary pro forma financial statements of the combined company were provided by Sterling’s management team to, and discussed by, the Sterling board of directors. Following these discussions, and after further consideration and discussion of the strategic merits of the merger for Sterling and its stockholders, the Sterling board of directors expressed support for continuing negotiations to finalize the terms of the potential transaction.
Over the next several days the parties, with the assistance of certain of their respective advisors, proceeded to finalize negotiation of the merger agreement and the other agreements to be entered into in connection with the potential transaction and related transaction documentation. During this period, the parties reached preliminary agreement on a proposed exchange ratio of 0.4630 of a share of Webster common stock per share of Sterling common stock based on each company’s closing share price as of April 16, 2021 and updated current capitalization information for each party, which exchange ratio corresponded to an approximate pro forma ownership split of 50.4% for Webster’s stockholders and 49.6% for Sterling’s stockholders.
On April 18, 2021, the Webster board of directors held a special meeting to consider the negotiated terms of the proposed merger between Webster and Sterling and entry into the merger agreement by Webster. Representatives of Wachtell Lipton, J.P. Morgan and Piper Sandler were also in attendance at the meeting. At the meeting, Webster management provided an update on the terms of the potential transaction, including the proposed final exchange ratio of 0.4630 of a share of Webster common stock per share of Sterling common stock. A representative of J.P. Morgan reviewed J.P. Morgan’s financial analyses with respect to the transaction and rendered J.P. Morgan’s oral opinion, confirmed by delivery of a written opinion dated April 18, 2021, to the Webster board of directors to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the merger was fair, from a financial point of view, to Webster. For more information, see the section entitled “The Merger—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors—Opinion of J.P. Morgan to the Webster Board of Directors” and Annex C. A representative of Piper Sandler reviewed Piper Sandler’s financial analyses with respect to the transaction and rendered Piper Sandler’s oral opinion to the Webster board of directors, which was confirmed by delivery of a written opinion on April 18, 2021, to the effect that, as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the exchange ratio in the merger was fair from a financial point of view to Webster. Representatives of Wachtell Lipton then reviewed with the directors the proposed final terms of the merger agreement and the letter and retention agreements to be entered into in connection with the transaction, and reviewed the directors’ fiduciary duties in connection with the proposed transaction, as they had previously done. At the conclusion of the meeting, after careful review and discussion by the Webster board of directors, including consideration of the factors described below under “The Merger—Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors,” the Webster board of directors (with Mr. Ciulla recusing himself from the vote on the employment and compensation related matters) unanimously determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Webster and its stockholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.
On April 18, 2021, the Sterling board of directors held a special meeting to consider the negotiated terms of the proposed merger between Sterling and Webster and entry into the merger agreement by Sterling. Representatives of Squire, Citi and KBW, which had been engaged by Sterling to render an opinion to the Sterling board of directors regarding the exchange ratio in the proposed merger, were also in attendance at the meeting. At the meeting, Mr. Kopnisky provided an overview of the potential transaction with Webster, and Mr. Massiani provided further detail regarding the proposed terms of the potential transaction. The Sterling board of directors reviewed a copy of the current draft of the merger agreement which contemplated, among other things, that (i) Sterling would merge with and into Webster with Webster surviving the merger, (ii) immediately following the merger, Sterling Bank would merge with and into Webster Bank, with Webster Bank surviving the merger, (iii) the exchange ratio would be 0.4630 of a share of Webster common stock for each outstanding share of Sterling common stock, and (iv) Webster would appoint seven (7) Sterling directors to the Webster board of directors. Squire reviewed the material terms of the proposed merger agreement with the Sterling board of directors. Citi and KBW each reviewed with the Sterling board of directors their respective financial analyses with respect to the transaction and rendered an oral opinion, confirmed by delivery of a written opinion dated April 18, 2021, to the Sterling board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in each such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Sterling common stock. At the conclusion of the meeting, after careful review and discussion by the Sterling board of directors, including consideration of the factors described below under “The Merger—Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors,” the Sterling board of directors (with Mr. Kopnisky recusing himself from the vote on the employment and compensation related matters) unanimously determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Sterling and its stockholders and unanimously adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement.
Following the meetings of the Webster board of directors and the Sterling board of directors on April 18, 2021, Webster and Sterling executed the merger agreement on the evening of April 18, 2021. The transaction was announced the morning of April 19, 2021, before the opening of the financial markets in New York, in a press release jointly issued by Webster and Sterling.
Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors
In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders adopt the merger agreement and approve and adopt the Webster certificate amendment, the Webster board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Webster’s management, as well as Webster’s financial and legal advisors, and considered a number of factors, including the following factors:
•
each of Webster’s, Sterling’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through due diligence, the Webster board of directors considered its assessment that Sterling’s business, operations, risk profile and geographic footprint complement those of Webster, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger scale and market presence than Webster on a stand-alone basis, and would thereby enable Webster to serve an expanded customer base and position it for continued growth and investment;

•	the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on certain financial metrics;
•
the strategic rationale for the merger, including the ability of the combined company to serve the banking needs of consumers and businesses in highly attractive markets, including the combination of Webster’s and Sterling’s operations in New York, New Jersey, Rhode Island, Connecticut and Massachusetts, each of which were considered highly attractive markets;

•
the Webster board of directors’ belief that Sterling’s earnings and prospects, and the synergies potentially available in the proposed merger, would create the opportunity for the combined company to have superior future earnings and prospects compared to Webster’s earnings and prospects on a stand-alone basis;

•	the expectation that, following the merger, the combined company would have the largest northeast corridor footprint in the United States by population;
•
the complementary nature of the values-based cultures of the two companies, including with respect to corporate purpose, strategic focus, target markets, client service, credit profiles, risk management, digital capabilities, community development and corporate citizenship, environmental, social and governance matters and diversity, equity and inclusion, and the Webster board of directors’ belief that the complementary cultures would facilitate the successful integration and implementation of the transaction;
•	the complementary nature of the products, services, customers and markets of the two companies, which the Webster board of directors believed should improve risk-adjusted returns and diversification;
•	the ability to accelerate investments in digital capabilities, while also leveraging existing technology, in order to enhance the client and customer experience;
•
the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capabilities, capital and footprint, including in the areas of commercial lending, health savings, fee-based businesses and consumer and digital banking;

•	the expectation of significant cost savings resulting from the merger;
•
the terms of the merger and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Sterling stockholders as a result of possible increases or decreases in the trading price of Sterling or Webster stock following the announcement of the merger, which the Webster board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
the fact that Mr. Kopnisky would serve as Executive Chairman, Mr. Ciulla would serve as President and Chief Executive Officer, and Mr. Atwell (or another independent member of the Webster board of directors, designated by Webster) would serve as Lead Independent Director, of the combined company, and the provisions of the merger agreement setting forth the corporate governance of the combined company, including that upon the closing, the combined company’s board of directors would be comprised of eight (8) Webster directors and seven (7) Sterling directors, which the Webster board of directors believed would enhance the likelihood that the strategic benefits that Webster expects to achieve as a result of the merger would be realized;

•
the execution of letter and retention agreements with each of Mr. Kopnisky, Mr. Ciulla, Mr. MacInnes and Mr. Massiani in connection with the merger, and the Webster board of directors’ belief that the continued service of such executives would allow the combined company to benefit from a deeply experienced and highly respected team with a track record of superior operational execution and would enhance the likelihood that the strategic benefits that Webster expects to achieve as a result of the merger would be realized;

•
its understanding of the current and prospective environment in which Webster and Sterling operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Webster both with and without the merger;

•
its review and discussions with Webster’s management and advisors concerning Webster’s due diligence examination of Sterling, including its operations, financial condition, loan portfolio and legal and regulatory compliance programs and prospects;

•	its expectation that Webster would retain its strong capital position and asset quality upon completion of the merger;
•
the oral opinion of each of J.P. Morgan and Piper Sandler, subsequently confirmed in its written opinion dated as of April 18, 2021, to the effect that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Webster, as more fully described below in the section “—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors”;

•	its expectation that the required regulatory approvals could be obtained in a timely fashion;

•
its review with Webster’s outside legal advisor, Wachtell Lipton, of the terms of the merger agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions; and

•
Webster’s past record of realizing projected financial goals and benefits of mergers and acquisitions and the strength of Webster’s management and infrastructure to successfully complete the integration process following the completion of the merger.

The Webster board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;
•	the possibility of encountering difficulties in successfully integrating Webster’s and Sterling’s business, operations and workforce;
•	the risk of losing key Webster or Sterling employees during the pendency of the merger and thereafter;
•	the dilution to current Webster stockholders from the issuance of additional shares of Webster common stock in the merger;
•	certain anticipated merger-related costs and the fact that Webster expects to incur a number of non-recurring costs in connection with the merger even if the merger is not ultimately completed;
•	the possible diversion of management attention and resources from the operation of Webster’s business or other strategic opportunities towards the completion of the merger;
•	the fact that the merger agreement places certain restrictions on the conduct of Webster’s business prior to the completion of the merger;
•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the Webster board of directors is not intended to be exhaustive, but includes the material factors considered by the Webster board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Webster board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Webster board of directors considered all these factors as a whole, including through its discussions with Webster’s management and financial and legal advisors, in evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the Webster board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Webster and its stockholders, and approved the merger agreement, the merger and the other transactions contemplated thereby.
It should be noted that this explanation of the reasoning of the Webster board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the Webster board of directors unanimously recommends that the holders of Webster common stock vote “FOR” the Webster merger proposal, “FOR” the Webster authorized share count proposal and “FOR” the other proposals to be considered at the Webster special meeting.

Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors
In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders adopt the merger agreement, the Sterling board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Sterling’s management, as well as Sterling’s financial and legal advisors for the proposed transaction, and considered a number of factors, including the following:
•
analysis of each of Sterling’s, Webster’s and the combined company’s business, operations, financial condition, stock performance, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence, the Sterling board of directors considered that Sterling’s and Webster’s respective business, operations, risk profile and geographic footprint complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed transaction, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to Sterling’s earnings and prospects on a standalone basis;

•	the anticipated pro forma financial impact of the merger on the combined company;
•
the complementary nature of Sterling’s and Webster’s businesses and prospects given the markets they serve and products they offer, the ability of the combined company to leverage broader product and service offerings (including Webster’s HSA business), and the expectation that the transaction would provide economies of scale, enhanced ability to invest in technology and innovation, expanded product offerings, cost savings opportunities and enhanced opportunities for growth, given its larger size, asset base, strong core funding base and diverse funding capabilities, capital and footprint;

•
the combined company’s highly attractive market presence, particularly in New York, New Jersey, Rhode Island, Connecticut and Massachusetts, and its ability to serve the banking needs of consumers and businesses in such markets;

•
the expectation that, following the merger, the combined company would operate one of the largest regional banking organizations in the United States in terms of market capitalization, capital position and capital generation capabilities, diverse loan and deposit base and net income profile and be positioned to better leverage investments in innovation and technology to improve customer offerings and service and automate manual internal functions;

•
its knowledge of the current financial services industry environment, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, the accelerating pace of technological change in the banking industry, increasing competition from both banks and non-bank financial and financial technology firms, current national, regional and local financial market conditions and the likely effects of these factors on Sterling’s and the combined company’s potential growth, development, productivity and strategic options;

•
its views with respect to other strategic alternatives potentially available to Sterling, including continuing as a standalone company and a transformative transaction with another potential acquiror or merger partner, and its belief that a transaction with such other potential transaction partners would not deliver the financial and operational benefits that could be achieved in the proposed merger with Webster or that such other potential partners currently were not interested in pursuing a transaction in the geographies in which Sterling was operating;

•
the exchange ratio in relation to the respective earnings contributions of Sterling and Webster and the fact that the exchange ratio would be fixed, which the Sterling board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	its expectation that, upon consummation of the merger, Sterling stockholders would own approximately 49.6% of the combined company on a fully diluted basis;

•
Sterling’s and Webster’s shared views regarding the best approach to combining and integrating the two companies, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a standalone basis;

•	Sterling’s past record of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions;
•	the impact of the merger on Sterling’s employees, including the opportunities and benefits that will be provided by Webster pursuant to the merger agreement;
•
its review and discussions with Sterling’s management and transaction advisors concerning Sterling’s due diligence examination of the operations, financial condition, loan portfolio and legal and regulatory compliance programs and prospects of Webster;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to Sterling’s stockholders;
•	the fact that Sterling’s stockholders will have an opportunity to vote on the approval of the merger agreement and the merger;
•
upon the closing, the combined company’s fifteen (15) person board of directors will include seven (7) legacy Sterling directors and that Mr. Kopnisky will serve as Executive Chairman of the board of directors of the combined company and of the board of directors of the combined bank, each of which the Sterling board of directors believes enhances the likelihood that the strategic benefits Sterling expects to achieve as a result of the merger will be realized;

•
the opinions of Citi and KBW, each dated April 18, 2021, to the Sterling board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Sterling common stock of the exchange ratio in the proposed merger, which opinions were based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by each of Citi and KBW as described in their respective written opinions and as more fully described below under the heading “Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors”; and

•	the terms of the merger agreement, which Sterling reviewed with its legal advisor, Squire, including the representations, covenants, deal protection, termination provisions and closing conditions.
The Sterling board of directors also considered the potential risks related to the transaction but concluded that the anticipated benefits of combining with Webster were likely to outweigh these risks. These potential risks include:
•	the possible diversion of management attention and resources from day-to-day operational matters of Sterling’s business while working to complete the transaction;
•	the risk of losing key Sterling or Webster employees during the pendency of the merger and thereafter;
•
the restrictions on the conduct of Sterling’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent Sterling from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on Sterling’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the fact that Sterling’s stockholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;
•	the possibility of encountering difficulties in achieving cost savings and anticipated synergies in the amounts currently estimated or within the time frame currently contemplated;

•
certain anticipated merger-related costs, which could also be higher than expected, and the fact that Sterling expects to incur a number of non-recurring costs in connection with the merger even if the merger is not ultimately completed;

•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received or may not be received in a timely manner or may impose burdensome or unacceptable conditions;

•	the potential for legal claims challenging the merger;
•
the risk that the merger may not be completed despite the combined efforts of Sterling and Webster or that completion may be unduly delayed, including as a result of delays in obtaining the required regulatory approvals; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the Sterling board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the Sterling board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Sterling board of directors considered all these factors as a whole, including through its discussions with Sterling’s management and Sterling’s financial and legal advisors for the proposed transaction, in evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the Sterling board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Sterling and its stockholders, and adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement.
In considering the recommendation of the Sterling board of directors, you should be aware that certain directors and executive officers of Sterling may have interests in the merger that are different from, or in addition to, interests of stockholders of Sterling generally and may create potential conflicts of interest. The Sterling board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to Sterling’s stockholders that they vote in favor of the Sterling merger proposal. See the section entitled “The Merger—Interests of Sterling’s Directors and Executive Officers in the Merger.”
It should be noted that this explanation of the reasoning of the Sterling board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the Sterling board of directors unanimously recommends that the holders of Sterling common stock vote “FOR” the Sterling merger proposal and “FOR” the other proposals to be considered at the Sterling special meeting.
Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors
Opinion of J.P. Morgan Securities LLC to the Webster Board of Directors
Webster retained J.P. Morgan to act as its lead financial advisor in connection with the proposed merger.
At the meeting of the Webster board of directors on April 18, 2021, J.P. Morgan rendered its oral opinion to the Webster board of directors, which was subsequently confirmed in writing on April 18, 2021, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Webster.
The full text of the written opinion of J.P. Morgan, dated April 18, 2021, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Webster’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Webster board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the proposed merger and did not address any other aspect of the proposed merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Webster or as to the underlying decision by Webster to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Webster as to how such stockholder should vote with respect to the proposed merger or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed a draft, dated April 18, 2021 of the merger agreement;
•	reviewed certain publicly available business and financial information concerning Webster and Sterling and the industries in which they operate;
•
compared the financial and operating performance of Webster and Sterling with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Webster common stock and Sterling common stock and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Webster and Sterling relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the proposed merger (referred to in this section as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of the management of Webster and Sterling with respect to certain aspects of the proposed merger, and the past and current business operations of Webster and Sterling, the financial condition and future prospects and operations of Webster and Sterling, the effects of the proposed merger on the financial condition and future prospects of Webster and Sterling, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Webster and Sterling or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Webster or Sterling under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Webster and Sterling to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Webster and Sterling in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Webster with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on Webster or Sterling or on the contemplated benefits of the proposed merger.
The projections furnished to J.P. Morgan were prepared by Webster’s management. Webster does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Webster’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, see the section entitled “The Merger—Certain Unaudited Prospective Financial Information.”
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to Webster of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Webster or the underlying decision by Webster to engage in the proposed merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed merger, or any class of such persons relative to the exchange ratio in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Webster common stock or Sterling common stock will trade at any future time.
The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Webster and Sterling, and the decision to enter into the merger agreement was solely that of the Webster board of directors and the Sterling board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Webster board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Webster board of directors or management with respect to the proposed merger or the exchange ratio.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Webster board of directors on April 18, 2021. The summary below of certain material financial analyses and data discussed by J.P. Morgan with the Webster board of directors is summary in nature and, therefore, is necessarily not complete. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Sterling Public Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial data of Sterling with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Sterling. The companies selected by J.P. Morgan were PacWest Bancorp, Valley National Bancorp, Simmons First National Corporation, South State Corporation, Umpqua Holdings Corporation, Synovus Financial Corporation, Ameris Bancorp, Old National Bancorp, Prosperity Bancshares, Inc., BOK Financial Corporation, F.N.B. Corporation, UMB Financial Corporation, Western Alliance Bancorporation, First Midwest Bancorp, BankUnited, Inc., Webster, Associated Banc-Corp and Wintrust Financial Corporation (collectively referred to in this section as the “Sterling selected banks”).
Multiples were based on closing stock prices on April 16, 2021, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial data for the Sterling selected banks were based on such entities’ public filings, information obtained from FactSet Research Systems, SNL Financial and/or Webster management. The multiples and ratios for each of the Sterling selected banks were based on the most recent publicly available information as of April 16, 2021.
None of the Sterling selected banks reviewed is identical to Sterling. Certain of these companies may have characteristics that are materially different from those of Sterling. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Sterling. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Sterling.

For each comparable company, publicly available financial performance through the twelve (12) months ended December 31, 2020 was measured. With respect to Sterling and the Sterling selected banks, the information J.P. Morgan presented included:
•	multiple of price to estimated 2022 earnings per share (referred to in this section as “2022E P/E”); and
•
a regression analysis (referred to in this section as “P/TBV regression”) to review the relationship between (i) a multiple of price to tangible book value per share (referred to in this section as “P/TBV”) and (ii) the estimated 2022 return on average tangible common equity (referred to in this section as “2022E ROATCE”), in each case, based on available estimates obtained from public filings, FactSet Research Systems, and/or Webster management.
Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Sterling as follows:
Range
2022E P/E	10.1x- 14.3x
P/TBV Regression	1.99x - 2.27x
Based on the above analysis, J.P. Morgan then applied a multiple reference range of 10.1x to 14.3x for 2022E P/E to Webster management’s estimate of Sterling’s earnings per share for 2022 of $2.22. J.P. Morgan also applied a multiple reference range of 1.99x to 2.27x for P/TBV regression, which it derived from Webster management’s estimated range of Sterling’s 2022E ROATCE of 13.6% to 15.6%, to Sterling’s tangible book value per share of $13.87 based on the most recent publicly available information as of April 16, 2021.
After applying these ranges to Sterling’s estimated 2022 earnings per share and Sterling’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Sterling common stock as compared to the implied value of the merger consideration of $26.56 per share of Sterling common stock (referred to in this section as the “offer price”), which was calculated based on the product of the implied premium of 11.5% (based on the exchange ratio of 0.4630x) and the closing stock price of Sterling common stock on April 16, 2021 of $23.83:
	Implied Equity Value Per Share
	Low	High
2022E P/E	$22.44	$31.69
P/TBV Regression	$27.66	$31.47
Sterling Standalone Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for Sterling common stock by discounting to present value estimates of Sterling’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Webster’s management:
•	the Sterling forecast prepared by Webster’s management (referred to in this section as the “Sterling forecast”);
•	a Common Equity Tier 1 target of 10.5%, as provided by Webster’s management;
•
a terminal value based on estimated 2026 net income (which was based on the Sterling forecast), multiplied by a next twelve (12) months price to earnings ratio (referred to in this section as “NTM P/E”) multiple range of 11.0x to 13.0x; and

•	cost of equity range from 10.75% to 12.75%, which range was chosen by J.P. Morgan based upon an analysis of Sterling’s cost of equity.
Based on the Sterling forecast and using a cost of equity range from 10.75% to 12.75%, reflecting estimates of Sterling’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Sterling for the period of 2021 through 2025 and the range of terminal values to derive present values of Sterling.

This analysis implied an equity value per share of $22.61 to $27.32, as compared to (i) the closing price of Sterling common stock of $23.83 per share on April 16, 2021 and (ii) the implied per share equity value of the merger consideration of $26.56 per share, calculated as of April 16, 2021.
Webster Public Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial data of Webster with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Webster. The companies selected by J.P. Morgan were PacWest Bancorp, Valley National Bancorp, Simmons First National Corporation, South State Corporation, Sterling, Umpqua Holdings Corporation, Synovus Financial Corporation, Ameris Bancorp, Old National Bancorp, Prosperity Bancshares, Inc., BOK Financial Corporation, F.N.B. Corporation, UMB Financial Corporation, Western Alliance Bancorporation, First Midwest Bancorp, BankUnited, Inc., Associated Banc-Corp and Wintrust Financial Corporation (collectively referred to in this section as the “Webster selected banks”).
Multiples were based on closing stock prices on April 16, 2021, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial data for the Webster selected banks were based on such entities’ public filings, information obtained from FactSet Research Systems, SNL Financial and/or Webster management. The multiples and ratios for each of the Webster selected banks were based on the most recent publicly available information as of April 16, 2021.
None of the Webster selected banks reviewed is identical to Webster. Certain of these companies may have characteristics that are materially different from those of Webster. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Webster. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Webster.
For each comparable company, publicly available financial performance through the twelve (12) months ended December 31, 2020 was measured. With respect to Webster and the Webster selected banks, the information J.P. Morgan presented included:
•	2022E P/E; and
•	a P/TBV regression to review the relationship between (i) P/TBV and (ii) 2022E ROATCE, in each case, based on available estimates obtained from public filings, FactSet Research Systems, and/or Webster management.
Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Webster as follows:
Range
2022E P/E	12.5x- 16.9x
P/TBV Regression	1.84x - 2.11x
Based on the above analysis, J.P. Morgan then applied a multiple reference range of 12.5x to 16.9x for 2022E P/E to Webster management’s estimate of Webster’s earnings per share for 2022 of $4.21. J.P. Morgan also applied a multiple reference range of 1.84x to 2.11x for P/TBV regression, which it derived from Webster management’s estimated range of Webster’s 2022E ROATCE of 12.4% to 14.4%, to Webster’s tangible book value per share of $28.04 based on the most recent publicly available information as of April 16, 2021.
After applying these ranges to Webster’s estimated 2022 earnings per share and Webster’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Webster common stock as compared to the closing stock price of Webster common stock on April 16, 2021 of $57.37:
	Implied Equity Value Per Share
	Low	High
2022E P/E	$52.82	$71.32
P/TBV Regression	$51.46	$59.17

Webster Standalone Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for Webster common stock by discounting to present value estimates of Webster’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Webster management:
•	the Webster forecast prepared by Webster’s management (referred to in this section as the “Webster forecast”);
•	a Common Equity Tier 1 target of 10.5%, as provided by Webster’s management;
•	a terminal value based on estimated 2026 net income (which was based on the Webster forecast), multiplied by a NTM P/E ratio multiple range of 13.0x to 15.0x; and
•	cost of equity range from 9.75% to 11.75%, which range was chosen by J.P. Morgan based upon an analysis of Webster’s cost of equity.
Based on the Webster forecast and using a range of cost of equity from 9.75% to 11.75%, reflecting estimates of Webster’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Webster for the period of 2021 through 2025 and the range of terminal values to derive present values of Webster.
This analysis implied an equity value per share of $50.12 to $60.36, as compared to the closing price of Webster common stock of $57.37 per share on April 16, 2021.
Relative Value Analysis.
Based upon the implied valuations for each of Sterling and Webster calculated pursuant to the trading multiples analyses and the standalone dividend discount analyses described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Sterling common stock to a share of Webster common stock and then compared that range of implied exchange ratios to the exchange ratio in the proposed merger of 0.4630 of a share of Webster common stock per share of Sterling common stock.
For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of Sterling by the high end of each implied equity value of Webster. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of Sterling by the low end of each implied equity value of Webster.
This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the proposed merger of 0.4630 of a share of Webster common stock per share of Sterling common stock:
Comparison	Range of Implied Exchange Ratios
Public Trading Multiples Analysis:
2022 P/E	0.3147x - 0.6001x
P/TBV Regression	0.4675x - 0.6116x
Standalone Dividend Discount Analysis	0.3747x - 0.5450x
Value Creation Analysis. J.P. Morgan prepared a value creation analysis that compared the equity value of Webster (each implied by the standalone dividend discount analysis) to the pro forma implied combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the value of (i) the implied equity value of Webster using the midpoint value determined by J.P. Morgan’s standalone dividend discount analysis described above, plus (ii) the implied equity value of Sterling using the midpoint value determined in J.P. Morgan’s standalone dividend discount analysis described above, plus (iii) the estimated net present value of net synergies (including net of estimated restructuring charges). The value creation analysis at the exchange ratio of 0.4630 and implied per share equity value of the merger consideration of $26.56 provided for in the proposed merger yielded accretion to the holders of Webster common stock of 7.4%. There can be no assurance that the synergies and restructuring charges will not be substantially greater or less than the estimates described above.

Other Information. J.P. Morgan also reviewed other information, solely for informational purposes, including:
•	historical trading prices of Webster common stock for the 52-week period ending April 16, 2021;
•
analyst share price targets for Webster common stock in recently published, publicly available analysts’ reports, with share price targets ranging from $53.00 to $70.00 and noting a median share price target of $60.50;

•	historical trading prices of Sterling common stock for the 52-week period ending April 16, 2021; and
•
analyst share price targets for Sterling common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $22.00 to $33.50 and noting a median share price target of $26.50.

Miscellaneous. The foregoing summary of certain material financial analyses and data discussed by J.P. Morgan with the Webster board of directors is summary in nature and, therefore, is necessarily not complete. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Webster or Sterling. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Webster or Sterling. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Webster and Sterling. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Webster and Sterling.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Webster as lead financial advisor with respect to the proposed merger on the basis of, among other things, such experience and J.P. Morgan’s qualifications and reputation in connection with such matters and its familiarity with Webster, Sterling and the industries in which they operate.
For services rendered in connection with the proposed merger, Webster has agreed to pay J.P. Morgan a fee of $37 million, $5 million of which became payable upon the delivery of J.P. Morgan’s opinion and the remainder of which will become payable only upon closing of the proposed merger. In addition, Webster has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two (2) years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Webster or Sterling. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Webster and Sterling. During the two (2) year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from Webster were approximately $3 million and from Sterling were approximately $20,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Webster or Sterling for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Opinion of Piper Sandler & Co. to the Webster Board of Directors
Webster retained Piper Sandler to act as a financial advisor to the Webster board of directors in connection with Webster’s consideration of a possible business combination with Sterling. Webster selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to the Webster board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the April 18, 2021 meeting at which the Webster board of directors considered the merger and the merger agreement, Piper Sandler delivered to the Webster board of directors its oral opinion, which was subsequently confirmed in writing on April 18, 2021, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair to Webster from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Webster common stock are urged to read the entire opinion carefully in connection with their consideration of the merger and adoption of the merger agreement.
Piper Sandler’s opinion was directed to the Webster board of directors in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any stockholder of Webster as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the adoption of the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to Webster and did not address the underlying business decision of Webster to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Webster or the effect of any other transaction in which Webster might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Webster or Sterling, or any class of such persons, if any, relative to the compensation to be received in the merger by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•	an execution version of the merger agreement;
•	certain publicly available financial statements and other historical financial information of Webster that Piper Sandler deemed relevant;
•	certain publicly available financial statements and other historical financial information of Sterling that Piper Sandler deemed relevant;
•	certain internal financial projections for Webster for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Webster;
•
certain financial projections, estimated dividends per share and estimated share repurchases for Sterling for the years ending December 31, 2021 and December 31, 2022, as provided by the senior management of Sterling and authorized for Piper Sandler’s use by the senior management of Webster, as well as certain financial projections for Sterling for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Webster;

•
the pro forma financial impact of the merger on Webster based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards and the repurchase of a certain number of shares of Webster common stock in the year ending December 31, 2022, as provided by the senior management of Webster;

•	the relative contribution of assets, equity and earnings of Webster and Sterling to the combined company;
•
the publicly reported historical price and trading activity for Webster common stock and Sterling common stock, including a comparison of certain stock trading information for Webster common stock and Sterling common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Webster and Sterling with similar financial institutions for which information is publicly available;
•	certain financial and non-financial terms of recent merger of equals transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.
Piper Sandler also discussed with certain members of the senior management of Webster and its representatives the business, financial condition, results of operations and prospects of Webster and held similar discussions with certain members of the management of Sterling and its representatives regarding the business, financial condition, results of operations and prospects of Sterling.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Webster, Sterling or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective senior managements of Webster and Sterling that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any respect material to Piper Sandler’s analyses. Piper Sandler was not asked to and did not undertake an independent verification of any such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Webster or Sterling. Piper Sandler rendered no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of Webster or Sterling. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of Webster or Sterling, or the combined company after the merger, and Piper Sandler did not review any individual credit files relating to Webster or Sterling. Piper Sandler assumed, with Webster’s consent, that the respective allowances for credit losses for both Webster and Sterling were adequate to cover such losses and would be adequate on a pro forma basis for the combined company.
In preparing its analyses, Piper Sandler used certain internal financial projections for Webster for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Webster. In addition, Piper Sandler used certain financial projections, estimated dividends per share and estimated share repurchases for Sterling for the years ending December 31, 2021 and December 31, 2022, as provided by the senior management of Sterling and authorized for Piper Sandler’s use by the senior management of Webster, as well as certain financial projections for Sterling for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Webster. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards and the repurchase of a certain number of shares of Webster common stock in the year ending December 31, 2022, as provided by the senior management of Webster. With respect to the foregoing information, the respective senior managements of Webster and Sterling confirmed to Piper Sandler that such information reflected the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Webster and Sterling, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler expressed no opinion as to such projections, estimates or judgements, or the assumptions on which they were based. Piper Sandler also assumed that there had been no material change in Webster’s or Sterling’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Webster and Sterling would remain as going concerns for all periods relevant to Piper Sandler’s analyses.
Piper Sandler also assumed, with Webster’s consent and to the extent material to its analyses, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Webster, Sterling, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Piper Sandler expressed no opinion as to any legal, accounting or tax matters relating to the merger and the other transactions contemplated by the merger agreement.
Piper Sandler’s opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Webster common stock or Sterling common stock at any time or what the value of Webster common stock will be once it is actually received by the holders of Sterling common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Webster board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Webster or Sterling and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Webster and Sterling and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio to Webster on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Webster, Sterling and their respective representatives, including Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Webster board of directors at its April 18, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Webster common stock or Sterling common stock or the prices at which Webster common stock or Sterling common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Webster board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Webster board of directors with respect to the fairness of the exchange ratio.
Summary of Proposed Merger Consideration and Implied Transaction Metrics
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to and subject to the terms and conditions of the merger agreement, at the effective time, each share of Sterling Common Stock issued and outstanding immediately prior to the effective time, except for certain shares as set forth in the merger agreement, will be converted into the right to receive 0.4630 of a share of Webster common stock. Based on the closing price of Webster common stock on April 16, 2021, Piper Sandler calculated an implied purchase price per share of $26.56 and an aggregate implied transaction value of approximately $5,119 million consisting of the implied value of 192,567,901 shares of Sterling common stock outstanding, and 262,675 Sterling options outstanding with a weighted average exercise price of $11.41. Based upon financial information for Sterling as of or for the last twelve (12) months (“LTM”) ended December 31, 2020 and the closing price of Sterling common stock on April 16, 2021, Piper Sandler calculated the following implied transaction metrics:
Transaction Price / Sterling Tangible Book Value per Share	191%
Transaction Price / Sterling LTM Earnings per Share	22.9x
Transaction Price / Sterling 2021E Median Consensus EPS	13.5x
Transaction Price / Sterling 2022E Median Consensus EPS	12.1x
Tangible Book Premium / Sterling Core Deposits (CDs > $100K)	11.3%
Tangible Book Premium / Sterling Core Deposits (CDs > $250K)	10.7%
Premium to Sterling Market Price as of April 16, 2021	11.5%
Contribution Analysis
Piper Sandler reviewed the relative contribution of Webster and Sterling to the pro forma balance sheet and income statement of the combined company. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which compares the implied pro forma ownership percentages of Webster and Sterling stockholders in the combined company using financial data as of December 31, 2021 and market data as of April 16, 2021:
	Webster %	Sterling %
Balance Sheet:
Gross Loans	50%	50%
Total Assets	52%	48%
Total Deposits	54%	46%
Total Equity	41%	59%
Tangible Common Equity	49%	51%
Income Statement – Management Guidance:
2021E Net Income	49%	51%
2022E Net Income	48%	52%
Market Valuation:
Market Capitalization	53%	47%
Pro Forma Ownership to Common Stockholders (%)	50.40%	49.60%

Comparable Company Analyses
Piper Sandler used publicly available information to compare selected financial information for Webster and Sterling with a group of financial institutions selected by Piper Sandler. The Webster and Sterling peer group included banks, thrifts and bank holding companies whose securities are publicly traded on a major securities exchange (NYSE, NYSEAM, NASDAQ), headquartered in the continental United States with total assets between $25 billion and $50 billion (the “peer group”). The peer group consisted of the following companies:
Associated Banc-Corp	PacWest Bancorp
BankUnited, Inc.	Pinnacle Financial
Bank OZK	Prosperity Bancshares
BOK Financial Corporation	South State Corporation
Commerce Bancshares, Inc.	Texas Capital Bancshares, Inc.
Cullen/Frost Bankers, Inc.	UMB Financial Corporation
Flagstar Bancorp	Umpqua Holdings Corporation
F.N.B. Corporation	United Bancshares
Fulton Financial Group	Valley National Bancorp
Hancock Whitney Corporation	Western Alliance
Investors Bancorp	Wintrust Financial Corporation
The analysis compared publicly available financial information for Webster and Sterling as of the quarter ended December 31, 2020, with corresponding data for the peer group as of the quarter ended December 31, 2020 with pricing data as of April 16, 2021. The table below sets forth the data for Webster and Sterling and the median, mean, low and high data for the peer group.
Webster and Sterling Comparable Company Analysis
	Webster	Sterling	Median	Mean	Low	High
Total assets ($B)	32.6	29.8	33.8	34.7	25.9	46.7
Loans / Deposits (%)	79.2	94.5	83.2	81.2	49.9	106.9
LLR / Gross loans (%)	1.66	1.49	1.39	1.38	0.86	2.05
CET1 Ratio (%)	11.4	11.4	10.6	11.2	8.8	13.7
Tier 1 Ratio (%)	12.0	12.0	11.8	11.6	10.0	13.7
Tier 1 Leverage Ratio (%)	8.3	10.1	8.5	8.8	7.5	13.7
Total RBC Ratio (%)	13.6	15.2	14.2	13.9	11.9	15.8
MRQ Net interest margin (%)	2.84	3.35	2.88	2.98	2.31	3.90
LTM Return on average assets (%)	0.68	0.74	0.88	0.41	(5.22)	2.00
LTM Return on average equity (%)	6.90	4.99	7.40	4.02	(51.08)	26.22
LTM Efficiency ratio (%)	63.5	45.6	56.4	54.0	38.9	67.4
Price/Tangible book value (%)	205	172	155	175	113	304
Price/2021E Earnings per share (x)	15.3	12.3	13.8	14.1	6.0	21.1
Price/2022E Earnings per share (x)	13.8	10.8	13.5	14.0	8.4	22.3
Current Dividend Yield (%)	2.8	1.2	2.5	2.4	0.0	4.6
Market Cap ($B)	5.1	4.5	4.6	5.1	2.3	9.5
Note:	Financial data for the quarter ended December 31, 2020; Financial data for Western Alliance and Commerce Bancshares reflect data for the quarter ended March 31, 2021.
Stock Trading History
Piper Sandler reviewed the publicly available historical reported trading prices of Webster common stock and Sterling common stock for the one (1) year and three (3) year period ended April 16, 2021. Piper Sandler then compared the relationship between the movements in the price of Webster common stock and Sterling common stock, respectively, to movements in the peer group as well as certain stock indices.

Webster’s One-Year Stock Performance
	Beginning Value April 16, 2020	Ending Value April 16, 2021
Webster	100%	258.5%
Peer Group	100%	208.8%
NASDAQ Bank Index	100%	202.1%
S&P 500 Index	100%	149.5%
Webster’s Three-Year Stock Performance
	Beginning Value April 16, 2018	Ending Value April 16, 2021
Webster	100%	102.8%
Peer Group	100%	105.6%
NASDAQ Bank Index	100%	112.9%
S&P 500 Index	100%	156.3%
Sterling’s One-Year Stock Performance
	Beginning Value April 16, 2020	Ending Value April 16, 2021
Sterling	100%	254.3%
Peer Group	100%	208.8%
NASDAQ Bank Index	100%	202.1%
S&P 500 Index	100%	149.5%
Sterling’s Three-Year Stock Performance
	Beginning Value April 16, 2018	Ending Value April 16, 2021
Sterling	100%	106.9%
Peer Group	100%	105.6%
NASDAQ Bank Index	100%	112.9%
S&P 500 Index	100%	156.3%
Net Present Value Analyses
Piper Sandler performed an analysis that estimated the net present value of a share of Webster common stock assuming Webster performed in accordance with certain internal financial projections for Webster for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Webster. To approximate the terminal value of a share of Webster common stock at December 31, 2025, Piper Sandler applied price to 2025 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2025 tangible book value ranging from 140% to 215%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective holders of Webster common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Webster common stock of $35.12 to $59.93 when applying multiples of earnings and $37.39 to $67.27 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
8.0%	$43.35	$46.66	$49.98	$53.29	$56.61	$59.93
9.0%	41.52	44.69	47.85	51.02	54.19	57.35
10.0%	39.79	42.82	45.84	48.87	51.89	54.92

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
11.0%	38.15	41.04	43.93	46.83	49.72	52.61
12.0%	36.60	39.36	42.13	44.89	47.65	50.42
13.0%	35.12	37.76	40.41	43.05	45.70	48.34
Tangible Book Value Per Share Multiples
Discount Rate	140%	155%	170%	185%	200%	215%
8.0%	$46.19	$50.41	$54.63	$58.84	$63.06	$67.27
9.0%	44.24	48.27	52.29	56.32	60.35	64.37
10.0%	42.39	46.23	50.08	53.93	57.77	61.62
11.0%	40.63	44.31	47.99	51.66	55.34	59.01
12.0%	38.97	42.48	46.00	49.51	53.03	56.54
13.0%	37.39	40.75	44.11	47.47	50.84	54.20
Piper Sandler also considered and discussed with the Webster board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Webster’s earnings varied from 15.0% above projections to 15.0% below projections. This analysis resulted in the following range of per share values for Webster common stock, applying the price to 2025 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 10.87%.
Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(15.0%)	$33.56	$36.03	$38.50	$40.97	$43.45	$45.92
(10.0%)	35.16	37.78	40.39	43.01	45.63	48.24
(5.0%)	36.76	39.52	42.28	45.05	47.81	50.57
0.0%	38.36	41.27	44.17	47.08	49.99	52.90
5.0%	39.96	43.01	46.06	49.12	52.17	55.22
10.0%	41.56	44.75	47.95	51.15	54.35	57.55
15.0%	43.16	46.50	49.84	53.19	56.53	59.88
Piper Sandler also performed an analysis that estimated the net present value of a share of Sterling common stock, assuming Sterling performed in accordance with certain financial projections, estimated dividends per share and estimated share repurchases for the years ending December 31, 2021 and December 31, 2022, as provided by the senior management of Sterling and authorized for Piper Sandler’s use by the senior management of Webster, as well as certain financial projections for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Webster. To approximate the terminal value of a share of Sterling common stock at December 31, 2025, Piper Sandler applied price to earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2025 tangible book value ranging from 140% to 215%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective holders of Sterling common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Sterling common stock of $18.05 to $32.01 when applying multiples of earnings and $17.82 to $33.26 when applying multiples of tangible book value.

Earnings Per Share Multiples
Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
8.0%	$22.49	$24.39	$26.30	$28.20	$30.11	$32.01
9.0%	21.50	23.32	25.14	26.96	28.78	30.60
10.0%	20.57	22.31	24.04	25.78	27.52	29.26
11.0%	19.69	21.35	23.01	24.67	26.33	27.99
12.0%	18.85	20.43	22.02	23.61	25.20	26.79
13.0%	18.05	19.57	21.09	22.61	24.13	25.65
Tangible Book Value Per Share Multiples
Discount Rate	140%	155%	170%	185%	200%	215%
8.0%	$22.19	$24.41	$26.62	$28.83	$31.04	$33.26
9.0%	21.22	23.33	25.45	27.56	29.67	31.79
10.0%	20.30	22.32	24.34	26.36	28.37	30.39
11.0%	19.43	21.36	23.29	25.22	27.15	29.07
12.0%	18.60	20.45	22.29	24.13	25.98	27.82
13.0%	17.82	19.58	21.35	23.11	24.87	26.64
Piper Sandler also considered and discussed with the Webster board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Sterling’s earnings varied from 15.0% above estimates to 15.0% below estimates. This analysis resulted in the following range of per share values for Sterling common stock, applying the price to 2025 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 10.87%.
Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(15.0%)	$17.04	$18.46	$19.88	$21.30	$22.72	$24.14
(10.0%)	17.96	19.46	20.97	22.47	23.97	25.47
(5.0%)	18.88	20.46	22.05	23.64	25.22	26.81
0.0%	19.80	21.47	23.14	24.81	26.48	28.15
5.0%	20.71	22.47	24.22	25.98	27.73	29.48
10.0%	21.63	23.47	25.31	27.14	28.98	30.82
15.0%	22.55	24.47	26.39	28.31	30.23	32.16
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis
Piper Sandler analyzed certain potential pro forma effects of the merger on Webster assuming the merger closes on December 31, 2021. Piper Sandler also utilized the following information and assumptions: (a) certain internal financial projections for Webster for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Webster, (b) certain financial projections, estimated dividends per share and estimated share repurchases for Sterling for the years ending December 31, 2021 and December 31, 2022, as provided by the senior management of Sterling and authorized for Piper Sandler’s use by the senior management of Webster, as well as certain financial projections for Sterling for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Webster, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards and the repurchase of a certain number of shares of Webster common stock in the year ending December 31, 2022, as provided by the senior management of Webster. The analysis indicated that the merger could be accretive to Webster’s estimated earnings per share (excluding one-time transaction costs and expenses) in the year ending December 31, 2022 and dilutive to Webster’s estimated tangible book value per share at close and December 31, 2022.

In connection with this analysis, Piper Sandler considered and discussed with the Webster board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Relationship
Piper Sandler received a $3.25 million fee from Webster upon rendering its opinion. Webster has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
In the two (2) years preceding the date Piper Sandler’s opinion, Piper Sandler provided certain other investment banking services to Webster. In summary, Piper Sandler acted as book manager in connection with the offer and sale of Webster senior debt, which transaction occurred in March 2019 and for which Piper Sandler received approximately $585,000 in compensation. In addition, Piper Sandler Loan Strategies, LLC (“PSLS”), an affiliate of Piper Sandler, is currently engaged by Webster’s banking subsidiary, Webster Bank, to act as introducing broker to Webster Bank in connection with the sale of certain assets and/or loans, which transactions may occur during the pendency of the merger and for which PSLS would be due a fee. In the two (2) years preceding the date of Piper Sandler’s opinion Piper Sandler also provided certain investment banking services to Sterling. In summary, Piper Sandler acted as book manager in connection with the offer and sale of Sterling subordinated debt, which transactions occurred in December 2019 and October 2020 and for which Piper Sandler received approximately $1.7 million and $1.4 million in compensation, respectively. In addition, in the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Webster, Sterling and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Webster, Sterling and their respective affiliates for Piper Sandler’s own account and for the accounts of Piper Sandler’s customers.
Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors
Sterling engaged Citi to render financial advisory and investment banking services to Sterling, including an opinion to the Sterling board of directors, in connection with the merger. Sterling also engaged KBW solely to render an opinion to the Sterling board of directors as to the fairness, from a financial point of view, to the common stockholders of Sterling of the exchange ratio in the proposed merger.
Opinion of Citigroup Global Markets Inc. to the Sterling Board of Directors
Sterling has engaged Citi as its financial advisor in connection with the proposed transaction. In connection with this engagement, the Sterling board of directors requested that Citi evaluate the fairness, from a financial point of view, to holders of Sterling common stock of the exchange ratio set forth in the merger agreement. On April 18, 2021, at a meeting of the Sterling board of directors held to evaluate the transaction, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated April 18, 2021, to the Sterling board of directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi described in such opinion, the exchange ratio was fair, from a financial point of view, to holders of Sterling common stock.
The full text of Citi’s written opinion, dated April 18, 2021, to the Sterling board of directors, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference herein. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Sterling board of directors in its evaluation of the exchange ratio from a financial point of view and did not address any other terms, aspects or implications of the transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Sterling to effect or enter into the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction which Sterling might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed transaction or otherwise.

In arriving at its opinion, Citi:
•	reviewed the merger agreement;
•
held discussions with certain senior officers, directors and other representatives and advisors of Sterling and certain senior officers and other representatives and advisors of Webster concerning the businesses, operations and prospects of Sterling and Webster;

•
examined certain publicly available business and financial information relating to Sterling and Webster as well as certain financial forecasts and other information and data relating to Sterling and Webster which were provided to or discussed with Citi by the respective managements of Sterling and Webster, including information relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Sterling and Webster to result from the transaction;

•
reviewed the financial terms of the transaction as set forth in the merger agreement in relation to, among other things: current and historical market prices of Sterling common stock and Webster common stock; the historical and projected earnings and other operating data of Sterling and Webster; and the capitalization and financial condition of Sterling and Webster;

•
analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Sterling and Webster;

•	evaluated certain potential pro forma financial effects of the transaction on Sterling and Webster; and
•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.
In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Sterling and Webster that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data relating to Sterling and Webster, Citi was advised by the respective managements of Sterling and Webster that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Sterling and Webster as to the future financial performance of Sterling and Webster, the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated to result from, and other potential pro forma financial effects of, the transaction and the other matters covered thereby and assumed, with the consent of the Sterling board of directors, that the financial results (including the potential strategic implications and financial and operational benefits anticipated to result from the transaction) reflected in such forecasts, pro forma financial effects and other information and data would be realized in the amounts and at the times projected. Citi relied, at the direction of the Sterling board of directors, upon the assessments of the management of Sterling as to, among other things, (i) the potential impact on Sterling and Webster of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the financial services and banking industries, and the views of such management regarding prevailing and future interest rates and capital requirements, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees and other commercial relationships of Sterling and Webster and (iii) the ability of Webster to integrate the businesses of Sterling and Webster. Citi assumed, with the consent of the Sterling board of directors, that there would be no developments with respect to any such matters that would have an adverse effect on Sterling, Webster or the transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.
Citi assumed, with the consent of the Sterling board of directors, that the transaction would be consummated in accordance with its terms (including, without limitation, with respect to all outstanding preferred stock of Sterling), and in compliance with all applicable laws, organizational documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the transaction, no delay, limitation, restriction or condition, including any divestiture requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on Sterling, Webster or the contemplated benefits of the transaction or that would otherwise be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with the consent of the Sterling board of directors, that the transaction would qualify for the intended tax treatment contemplated by the merger agreement. Citi’s opinion related to the relative values of Sterling and Webster. Citi did not express any opinion as to what the value of the Webster common stock actually would be when issued pursuant to the merger or the price at which the Sterling common stock, the Webster common stock or any other securities would trade at any time, including following the announcement or consummation of the transaction. Citi also did not express any opinion with respect to any accounting, tax, regulatory, legal or similar matters and Citi relied, with the consent of the Sterling board of directors, upon the assessments of representatives of Sterling and Webster as to such matters.
For purposes of its opinion, Citi did not make and was not provided with an independent evaluation or appraisal of the assets (or related collateral) or liabilities (contingent, derivative, off-balance sheet or otherwise) of Sterling, Webster or any other entity nor did Citi make any physical inspection of the properties or assets of Sterling, Webster or any other entity. Citi is not an expert in the evaluation of liabilities, deposit accounts or loan or security portfolios or allowances for losses with respect thereto and Citi assumed no responsibility for conducting a review of individual credit files or loan or security portfolios. Citi expressed no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and Citi assumed that each of Sterling and Webster had, and the pro forma combined company would have, appropriate reserves to cover any such losses. Citi was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Sterling, nor was Citi requested to consider, and its opinion did not address, the underlying business decision of Sterling to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction in which Sterling might engage. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the exchange ratio or otherwise. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Sterling board of directors was aware, the credit, financial and stock markets, and the industries in which Sterling and Webster operate, experienced and continued to experience volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Sterling or Webster (or their respective businesses) or the transaction (including the contemplated benefits thereof).
Citi’s opinion did not address any terms (other than the exchange ratio to the extent expressly specified therein), aspects or implications of the transaction, including, without limitation, the form or structure of the transaction, any alternative transaction method or structure for effecting the transaction or any terms, aspects or implications of the conversion of the outstanding preferred stock of Sterling, the bank merger or any related agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the transaction or otherwise. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.
In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that such analyses and factors must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.
In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Sterling and Webster. No company or business reviewed is identical or directly comparable to Sterling, Webster or their respective businesses and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or businesses reviewed.
The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.
Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the transaction. The type and amount of consideration payable in the transaction were determined through negotiations between Sterling and Webster and the decision to enter into the merger agreement and related documents was solely that of the Sterling board of directors. Citi’s opinion was only one of many factors considered by the Sterling board of directors in its evaluation of the transaction and the exchange ratio and should not be viewed as determinative of the views of the Sterling board of directors or management with respect to the transaction or the exchange ratio.
Financial Analyses
The following is a summary of the material financial analyses presented to the Sterling board of directors in connection with Citi’s opinion, dated April 18, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Actual results may differ from those indicated by such financial analyses and such differences may be material. For purposes of the financial analyses described below, the term (a) “core deposits” means deposits, less time deposit accounts with balances in excess of  $100,000, foreign deposits and unclassified deposits, and (b) “EPS” means earnings per share. Implied per share equity value reference ranges reflected in the summaries of the financial analyses described below were rounded to the nearest $0.25. Financial data utilized for Sterling and Webster in the financial analyses described below, to the extent based on internal financial forecasts and estimates of management, were based on financial forecasts and other information and data relating to Sterling and Webster provided to or discussed with Citi by the management of Sterling or Webster, referred to as the Sterling forecasts and the Webster forecasts, respectively.
Sterling Financial Analyses
Selected Public Companies Analysis. Citi reviewed certain publicly available financial and stock market information of Sterling and the following six selected companies that Citi considered generally relevant as publicly traded companies in the financial services and banking industries with operations and scale and serving end-markets generally similar to those of and served by Sterling, collectively referred to as the Sterling selected companies:
•	BankUnited, Inc.
•	Fulton Financial Corporation
•	Investors Bancorp, Inc.
•	PacWest Bancorp
•	Valley National Bancorp
•	Webster Financial Corporation

Citi reviewed, among other things, closing stock prices (as of April 16, 2021, the last trading day prior to the date of the merger agreement) as a multiple of calendar year 2022 estimated EPS and latest quarter tangible book value, and also reviewed latest quarter core deposit premium percentages, calculated by subtracting tangible book value from the market capitalization (calculated according to the closing stock prices as of April 16, 2021) to determine the franchise premium, and dividing such franchise premium by the latest quarter core deposits. Financial data of the Sterling selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Sterling was based on the Sterling forecasts and public filings and other publicly available information.
The overall low to high calendar year 2022 estimated EPS multiples, latest quarter tangible book value multiples and latest quarter core deposit premium percentages observed for the Sterling selected companies were 10.1x to 13.9x (with a median of 12.4x), 1.42x to 2.05x (with a median of 1.69x) and 4.6% to 10.2% (with a median of 7.7%), respectively. Citi then applied selected ranges of calendar year 2022 estimated EPS multiples, latest quarter tangible book value multiples and latest quarter core deposit premium percentages of 10.7x to 13.4x, 1.44x to 1.91x and 5.2% to 9.7%, respectively, derived from data of Sterling and the Sterling selected companies to corresponding data of Sterling. This analysis indicated the following approximate implied per share equity value reference ranges for Sterling, as compared to the closing price of Sterling common stock on April 16, 2021:
Approximate Implied Per Share Equity Value Reference Ranges Based on:			Sterling Common Stock Closing Price on April 16, 2021
CY 2022E EPS	Latest Quarter Tangible Book Value	Latest Quarter Core Deposits
$23.75–$29.75	$20.25–$26.75	$20.25–$25.75	$23.83
Dividend Discount Analysis. Citi performed a dividend discount analysis of Sterling to calculate the estimated present value of the distributable cash flow that Sterling was forecasted to generate during the fiscal years ending December 31, 2021 through December 31, 2025 based on the Sterling forecasts. For purposes of this analysis, at the direction of the management of Sterling, a Common Equity Tier 1 target of 10.00% was assumed and dividend capacity was based on the amount of capital in excess of that required minimum threshold. Citi calculated terminal values for Sterling by applying to Sterling’s calendar year 2026 estimated earnings (excluding non-recurring items), based on the Sterling forecasts, a selected range of terminal price-to-earnings ratio multiples of 10.0x to 13.6x. The present values (as of December 31, 2020) of the distributable cash flow and terminal values were then calculated using discount rates ranging from 12.9% to 14.6%. This analysis indicated the following approximate implied per share equity value reference range for Sterling, as compared to the closing price of Sterling common stock on April 16, 2021:
Approximate Implied Per Share Equity Value Reference Range	Sterling Common Stock Closing Price on April 16, 2021
$20.50–$26.75	$23.83
Webster Financial Analyses
Selected Public Companies Analysis. Citi reviewed certain publicly available financial and stock market information of Webster and the following seven selected companies that Citi considered generally relevant as publicly traded companies in the financial services and banking industries with operations and scale and serving end-markets generally similar to those of and served by Webster, collectively referred to as the Webster selected companies:
•	BankUnited, Inc.
•	Commerce Bancshares, Inc.
•	Cullen/Frost Bankers, Inc.
•	Fulton Financial Corporation
•	Sterling Bancorp
•	UMB Financial Corporation
•	Valley National Bancorp

Citi reviewed, among other things, stock prices (as of April 16, 2021, the last trading day prior to the date of the merger agreement) as multiples of calendar year 2022 estimated EPS and latest quarter tangible book value, and also reviewed latest quarter core deposit premium percentages, calculated by subtracting tangible book value from the market capitalization (calculated according to the closing stock prices as of April 16, 2021) to determine the franchise premium, and dividing such franchise premium by the latest quarter core deposits. Financial data of the Webster selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Webster was based on the Webster forecasts and public filings and other publicly available information.
The overall low to high calendar year 2022 estimated EPS multiples, latest quarter tangible book value multiples and latest quarter core deposit premium percentages observed for the Webster selected companies were 10.8x to 22.5x (with a median of 13.9x), 1.42x to 2.77x (with a median of 1.72x) and 4.6% to 22.5% (with a median of 8.1%), respectively. Citi then applied selected ranges of calendar year 2022 estimated EPS multiples, latest quarter tangible book value multiples and latest quarter core deposit premium percentages of 12.4x to 19.3x, 1.55x to 2.02x and 5.7% to 10.4%, respectively, derived from data of Webster and the Webster selected companies to corresponding data of Webster. This analysis indicated the following approximate implied per share equity value reference ranges for Webster, as compared to the closing price of Webster common stock on April 16, 2021:
Approximate Implied Per Share Equity Value Reference Ranges Based on:			Webster Common Stock Closing Price on April 16, 2021
CY 2022E EPS	Latest Quarter Tangible Book Value	Latest Quarter Core Deposits
$52.25–$81.25	$44.00–$57.50	$44.75–$58.25	$57.37
Dividend Discount Analysis. Citi performed a dividend discount analysis of Webster to calculate the estimated present value of the distributable cash flow that Webster was forecasted to generate during the fiscal years ending December 31, 2021 through December 31, 2025 based on the Webster forecasts. For purposes of this analysis, at the direction of the management of Sterling, a Common Equity Tier 1 target of 10.00% was assumed and dividend capacity was based on the amount of capital in excess of that required minimum threshold. Citi calculated terminal values for Webster by applying to Webster’s calendar year 2026 estimated earnings (excluding non-recurring items), based on the Webster forecasts, a selected range of terminal price-to-earnings ratio multiples of 13.2x to 17.8x. The present values (as of December 31, 2020) of the distributable cash flow and terminal values were then calculated using discount rates ranging from 11.1% to 12.5%. This analysis indicated the following approximate implied per share equity value reference range for Webster, as compared to the closing price of Webster common stock on April 16, 2021:
Approximate Implied Per Share Equity Value Reference Range	Webster Common Stock Closing Price on April 16, 2021
$50.25–$66.50	$57.37
Exchange Ratio Analyses
Selected Public Companies Exchange Ratio Analysis
Based on the unrounded per share equity value reference ranges for Sterling and Webster implied by the selected publicly traded companies analyses described above, Citi calculated implied exchange ratio reference ranges. In each case, the low end of the implied exchange ratio reference range was calculated by dividing the low end of the applicable Sterling implied per share equity value reference range by the high end of the applicable Webster implied per share equity value reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the applicable Sterling implied per share equity value reference range by the low end of the applicable Webster implied per share equity value reference range. The analysis indicated the following approximate implied exchange ratio reference ranges as compared to the exchange ratio implied by the closing prices of Sterling and Webster common stock on April 16, 2021 and the exchange ratio:

Implied Exchange Ratio Ranges Based on:			Implied Exchange Ratio on April 16, 2021	Exchange Ratio
CY 2022E EPS	Latest Quarter Tangible Book Value	Latest Quarter Core Deposits
0.293x–0.570x	0.353x–0.612x	0.348x–0.573x	0.415x	0.463x
Dividend Discount Exchange Ratio Analysis
Based on the unrounded per share equity value reference ranges for Sterling and Webster implied by the dividend discount analyses described above, Citi calculated implied exchange ratio reference ranges. The low end of the implied exchange ratio reference range was calculated by dividing the low end of the Sterling implied per share equity value reference range by the high end of the Webster implied per share equity value reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the Sterling implied per share equity value reference range by the low end of the Webster implied per share equity value reference range. The analysis indicated the following approximate implied exchange reference range as compared to the exchange ratio implied by the closing prices of Sterling and Webster common stock on April 16, 2021 and the exchange ratio:
Implied Exchange Ratio Range:	Implied Exchange Ratio on April 16, 2021	Exchange Ratio
0.308x–0.531x	0.415x	0.463x
Contribution Analysis
Citi also calculated the implied ownership of the combined company for the existing group of Sterling and Webster stockholders and the implied exchange ratio based on the calendar year 2022 estimated earnings (excluding non-recurring items), deposits as of March 31, 2021 and latest quarter tangible book value for each of Sterling and Webster, in each case based on the Sterling forecasts and the Webster forecasts, respectively, public filings and other publicly available information. The analysis indicated the following implied pro forma ownership percentages and implied exchange ratios as compared to the exchange ratio implied by the closing prices of Sterling and Webster common stock on April 16, 2021 and the exchange ratio:
			Implied % Equity Ownership		Implied Exchange Ratio	Implied Exchange Ratio on April 16, 2021	Exchange Ratio
($ in millions)	Webster	Sterling	Webster	Sterling
2022E Earnings	$379	$406	48%	52%	0.504x	0.415x	0.463x
Deposits	$28,482	$23,842	54%	46%	0.394x	0.415x	0.463x
TBV	$2,569	$2,710	49%	51%	0.496x	0.415x	0.463x
Certain Additional Information
Citi observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational purposes, including the following:
•
historical trading prices of Sterling common stock and Webster common stock during the 52-week period ended April 16, 2021, which indicated low to high intraday prices for Sterling common stock and Webster common stock during such period of approximately $8.99 to $26.37 per share and $19.76 to $63.81 per share, respectively and an implied exchange ratio reference range of approximately 0.383x to 0.469x;

•
one year forward stock price targets for Sterling common stock and Webster common stock as reflected in selected publicly available Wall Street research analysts’ reports as of April 16, 2021, which indicated (i) in the case of Sterling, an overall low to high target stock price range of $22.00 to $33.50 per share on an undiscounted basis and approximately $19.34 to $29.45 per share on a discounted basis (discounted one year using a discount rate of 13.8%), (ii) in the case of Webster, an overall low to high target stock price range of $53.00 to $70.00 per share on an undiscounted basis and approximately $47.41 to $62.61 per share on a discounted basis (discounted one year using a discount rate of 11.8%) and (iii) using a selected set of such price targets from research analysts that provided one year forward stock price targets for both Sterling common stock and Webster common stock, an implied exchange ratio reference range of approximately 0.422x to 0.484x; and
•
utilizing public filings and other publicly available information, financial and other data relating to certain transactions that Citi considered generally relevant as transactions announced since July 2017 involving entities with traditional bank and thrift operations and with transaction values in excess of $1 billion.

Miscellaneous
Sterling has agreed to pay Citi for its services in connection with the proposed transaction an aggregate fee of $28.5 million, $3.5 million of which was payable upon delivery of Citi’s opinion and $25 million of which is payable contingent upon consummation of the transaction. In addition, Sterling has agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement. As the Sterling board of directors was aware, Citi and its affiliates in the past have provided, and currently provide, services to Sterling unrelated to the proposed transaction, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date of its opinion, providing investor products services to Sterling. Citi and its affiliates did not receive any fees from Sterling during such two year period for investment banking services. As the Sterling board of directors was also aware, Citi and its affiliates in the past have provided, and currently provide, services to Webster unrelated to the proposed transaction, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date of its opinion, providing investor products and global securitized markets services to Webster. Citi and its affiliates did not receive any fees from Webster during such two year period for investment banking services. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of Sterling, Webster and their respective affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Sterling, Webster and their respective affiliates.
Sterling selected Citi as a financial advisor in connection with the proposed transaction based on Citi’s reputation, experience and familiarity with the respective businesses of Sterling and Webster. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.
Opinion of Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors
Sterling engaged KBW to render an opinion to the Sterling board of directors as to the fairness, from a financial point of view, to the common stockholders of Sterling of the exchange ratio in the proposed merger. Sterling selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the Sterling board of directors held on April 18, 2021, at which the Sterling board of directors evaluated the proposed transaction. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Sterling board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the common stockholders of Sterling. The Sterling board of directors approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Sterling board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Sterling common stock. It did not address the underlying business decision of Sterling to engage in the merger or enter into the merger agreement or constitute a recommendation to the Sterling board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Sterling common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Sterling and Webster and bearing upon the merger, including, among other things:
•	an execution version of the merger agreement dated as of April 18, 2021;
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Sterling;
•	certain preliminary and unaudited quarterly financial results for the quarter ended March 31, 2021 of Sterling (provided by Sterling);
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Webster;
•	certain preliminary and unaudited quarterly financial results for the quarter ended March 31, 2021 of Webster (provided by Webster);
•
certain regulatory filings of Sterling and Webster and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three (3) year period ended December 31, 2020;

•	certain other interim reports and other communications of Sterling and Webster to their respective stockholders; and
•
other financial information concerning the businesses and operations of Sterling and Webster that was furnished to KBW by Sterling and Webster or that KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of Sterling and Webster;
•	the assets and liabilities of Sterling and Webster;
•	a comparison of certain financial and stock market information for Sterling and Webster with similar information for certain other companies the securities of which were publicly traded;
•
financial and operating forecasts and projections of Sterling that were prepared by, and provided to and discussed with KBW by, Sterling management, and that were used and relied upon by KBW at the direction of such management and with the consent of the Sterling board of directors;

•
financial and operating forecasts and projections of Webster that were prepared by, and provided to and discussed with KBW by, Webster management, and that were used and relied upon by KBW based on such discussions, at the direction of Sterling management and with the consent of the Sterling board of directors; and

•
estimates regarding certain pro forma financial effects of the merger on Webster (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were provided to and discussed with KBW by the respective managements of Sterling and Webster and that were used and relied upon by KBW based on such discussions, at the direction of Sterling management and with the consent of the Sterling board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Sterling and Webster regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist Sterling with soliciting indications of interest from third parties regarding a potential transaction with Sterling.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Sterling as to the reasonableness and achievability of the financial and operating forecasts and projections of Sterling referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management. KBW further relied, with the consent of Sterling, upon Webster management as to the reasonableness and achievability of the financial and operating forecasts and projections of Webster referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management. In addition, KBW relied, with the consent of Sterling, upon the respective managements of Sterling and Webster as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on Webster (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that such information was reasonably prepared and represented the best currently available estimates and judgments of such managements. KBW assumed that such forecasts and projections of Sterling and Webster and such estimates regarding certain pro forma financial effects of the merger on Webster would be realized in the amounts and in the time periods estimated.
It is understood that the forecasts, projections and estimates of Sterling and Webster that were provided to KBW were not prepared with the expectation of public disclosure and that all such forecasts, projections and estimates were based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Sterling and Webster and with the consent of the Sterling board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information assumed that the ongoing COVID-19 pandemic could have an adverse impact, which was assumed to be limited, on Sterling and Webster. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Sterling or Webster since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Sterling’s consent, that the aggregate allowances for loan and lease losses for Sterling and Webster are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Sterling or Webster, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Sterling or Webster under any state or federal laws, including those relating to bankruptcy, insolvency or other matters.

Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•
that the merger and any related transactions (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of Sterling common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Sterling, Webster or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Sterling that Sterling relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Sterling, Webster, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of Sterling common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including, without limitation, the form or structure of the merger or any such related transaction, the treatment of outstanding preferred stock and other securities of Sterling in the merger, any consequences of the merger or any such related transaction to Sterling, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There has been widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of Sterling to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Sterling or the Sterling board of directors;

•
the fairness of the amount or nature of any compensation to any of Sterling’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Sterling common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Sterling (other than the holders of Sterling common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Webster or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Webster common stock to be issued in the merger;
•
the prices, trading range or volume at which Sterling common stock or Webster common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Webster common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to Sterling, Webster, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Sterling and Webster. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Sterling board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Sterling board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Sterling and Webster and the decision of Sterling to enter into the merger agreement was solely that of the Sterling board of directors.
The following is a summary of the material financial analyses presented by KBW to the Sterling board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Sterling board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Implied Transaction Multiples. In connection with the financial analyses described below, KBW utilized an implied transaction value for the merger of $26.56 per outstanding share of Sterling common stock, or $5,119.0 million in the aggregate (inclusive of the indicative value of Sterling stock options), based on the 0.4630x exchange ratio in the proposed merger and the closing price of Webster common stock on April 16, 2021. KBW reviewed with the Sterling board for informational purposes, among other things, the following implied transaction multiples for the proposed merger (based on the implied transaction value for the merger of $26.56 per outstanding share of Sterling common stock) using financial and operating forecasts and projections of Sterling provided by Sterling management relating to 2021 and 2022 operating EPS and historical financial information for Sterling as of December 31, 2020 and March 31, 2021 relating to tangible book value per share:
Implied Transaction Price / Sterling 2021 Operating EPS Estimate	13.5x
Implied Transaction Price / Sterling 2022 Operating EPS Estimate	11.9x
Implied Transaction Price / Sterling December 31, 2020 Tangible Book Value per Share	1.91x
Implied Transaction Price / Sterling March 31, 2021 Tangible Book Value per Share	1.89x
Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Sterling and Webster to 24 selected major exchange-traded U.S. banks with total assets between $25 billion and $75 billion. Merger targets as well as East West Bancorp, Inc., First Citizens BancShares, Inc., Flagstar Bancorp, Inc., and Popular, Inc. were excluded from the selected companies.
The selected companies were as follows:
Associated Banc-Corp	Pinnacle Financial Partners, Inc.
Bank OZK	Prosperity Bancshares, Inc.
BankUnited, Inc.	Signature Bank
BOK Financial Corporation	South State Corporation
Commerce Bancshares, Inc.	Synovus Financial Corp.
Cullen/Frost Bankers, Inc.	Texas Capital Bancshares, Inc.
F.N.B. Corporation	UMB Financial Corporation
Fulton Financial Corporation	Umpqua Holdings Corporation
Hancock Whitney Corporation	United Bankshares, Inc.
Investors Bancorp, Inc.	Valley National Bancorp
New York Community Bancorp, Inc.	Western Alliance Bancorporation
PacWest Bancorp	Wintrust Financial Corporation
To perform this analysis, KBW used profitability and other financial information for the most recent fiscal quarter (“MRQ”) or the latest twelve (12) months (“LTM”) available or as of the end of such periods and market price information as of April 16, 2021. KBW also used 2021 and 2022 operating EPS estimates taken from financial and operating forecasts and projections of Webster provided by Webster management, financial and operating forecasts and projections of Sterling provided by Sterling management and publicly available consensus “street estimates” for the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Sterling and Webster’s historical financial statements, or the data presented under the section “The Merger—Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors—Opinion of Citigroup Global Markets Inc. to the Sterling Board of Directors” or by Webster’s financial advisors presented under the section “The Merger—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.
This analysis showed the following concerning the financial performance of Webster, Sterling and the selected companies:
			Selected Companies
	Webster	Sterling	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%)(1)	1.11(3)	1.20	0.93	1.25	1.26	1.49
MRQ Core Return on Average Tangible Common Equity (%)(1)	14.03(3)	13.51	12.76	15.00	15.26	17.53
MRQ Pre-Tax, Pre-Provision Return on Average Assets (%)	1.38(3)	1.81	1.23	1.53	1.60	1.90
MRQ Net Interest Margin (%)	2.83	3.38	2.68	2.92	2.97	3.25

			Selected Companies
	Webster	Sterling	25th Percentile	Median	Average	75th Percentile
MRQ Fee Income / Revenue Ratio (%)(2)	26.1	13.3	12.6	25.6	22.3	30.2
MRQ Efficiency Ratio (%)	60.5(3)	44.6	58.5	55.5	53.0	46.1
(1)	Core income excluded extraordinary items, non-recurring items, gains / losses on sales of securities and amortization of intangibles as calculated by S&P Global Market Intelligence.
(2)	Excluded gains/losses on sale of securities.
(3)	Adjusted to exclude strategic initiatives expense reported in Webster’s public filings.
This analysis also showed the following concerning the financial condition of Webster, Sterling and the selected companies:
			Selected Companies
	Webster	Sterling	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	7.90	9.55	7.50	8.34	8.50	9.06
Common Equity Tier 1 (CET1) Ratio (%)	11.35	11.39	9.86	10.57	11.21	12.64
Total Capital Ratio (%)	13.59	15.20	13.16	14.13	13.95	14.50
Loans / Deposits (%)	79.2	94.5	77.0	83.3	83.1	88.7
Loan Loss Reserve / Gross Loans (%)	1.66	1.49	1.07	1.39	1.36	1.55
Nonperforming Assets / Loans + OREO (%)	1.43	0.96	0.85	0.58	0.68	0.47
MRQ Net Charge-Offs / Average Loans (%)	0.17	0.49	0.31	0.17	0.22	0.06
In addition, KBW’s analysis showed the following concerning the market performance of Webster, Sterling and the selected companies (excluding the impact of the LTM dividend payout ratio for three of the selected companies, which ratios were considered to be not meaningful because the LTM earnings of the three selected companies were negative):
			Selected Companies
	Webster	Sterling	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change (%)	158.5	154.3	77.5	107.5	119.5	155.9
Year-To-Date Stock Price Change (%)	36.1	32.5	21.4	30.5	33.1	42.3
Price / Tangible Book Value per Share (x)	2.05(1)	1.72(2)	1.48	1.63	1.84	2.06
Price / 2021 EPS Estimate (x)	14.6(3)	12.1(4)	12.5	13.8	14.3	15.7
Price / 2022 EPS Estimate (x)	13.6(3)	10.7(4)	12.1	13.8	14.1	15.3
Dividend Yield (%)	2.8	1.2	1.5	2.5	2.5	3.3
LTM Dividend Payout (%)	68.1	25.0	26.5	44.7	42.2	56.5
(1)	Multiple in table based on tangible book value per share as of December 31, 2020. Price / Tangible Book Value per Share as of March 31, 2021 (provided by Webster) was 2.02x for Webster.
(2)	Multiple in table based on tangible book value per share as of December 31, 2020. Price / Tangible Book Value per Share as of March 31, 2021 (provided by Sterling) was 1.69x for Sterling.
(3)	Webster EPS multiples were based on operating EPS estimates taken from financial and operating forecasts and projections of Webster provided by Webster management.
(4)	Sterling EPS multiples were based on operating EPS estimates taken from financial and operating forecasts and projections of Sterling provided by Sterling management.
No company used as a comparison in the above selected companies analysis is identical to Sterling or Webster. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Sterling and Webster to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or synergies. To perform this analysis, KBW used (i) historical balance sheet data for Sterling and Webster as of December 31, 2020, (ii) financial and operating forecasts and projections of Sterling and Webster provided by Sterling management and Webster management, respectively, and (iii) market price information as of April 16, 2021. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Sterling and Webster stockholders in the combined company based on the 0.4630x exchange ratio in the proposed merger:
	Webster % of Total	Sterling % of Total
Ownership at 0.4630x merger exchange ratio:	50.4%	49.6%
Balance Sheet:
Assets	52.2%	47.8%
Gross Loans Held for Investment	49.8%	50.2%
Deposits	54.2%	45.8%
Tangible Common Equity	48.6%	51.4%
Income Statement:
2021 GAAP Net Income Estimate	47.3%	52.7%
2022 GAAP Net Income Estimate	48.3%	51.7%
Market Information:
Pre-Transaction Market Capitalization	53.0%	47.0%
Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Sterling and Webster. Using (i) closing balance sheet estimates as of December 31, 2021 for Sterling and Webster provided by Sterling management and Webster management, respectively, (ii) financial and operating forecasts and projections of Sterling provided by Sterling management, (iii) financial and operating forecasts and projections of Webster provided by Webster management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Sterling and Webster managements, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Webster’s 2022 and 2023 estimated EPS and dilutive to Webster’s estimated tangible book value per share at closing as of December 31, 2021. Furthermore, this analysis indicated that, pro forma for the merger, each of Webster’s tangible common equity to tangible assets ratio, Leverage Ratio and Total Risk-Based Capital Ratio could be higher at closing as of December 31, 2021 and each of Webster’s Common Equity Tier 1 Ratio and Tier 1 Capital Ratio could be lower at closing as of December 31, 2021. For all of the above analysis, the actual results achieved by Webster following the merger may vary from the projected results, and the variations may be material.
Sterling Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of Sterling. In this analysis, KBW utilized financial and operating forecasts and projections relating to the net income and assets of Sterling provided by Sterling management, and KBW assumed discount rates ranging from 12.5% to 14.5%. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that Sterling could generate over the period from December 31, 2021 through December 31, 2025 as a standalone company and (ii) the present value of Sterling’s implied terminal value at the end of such period. KBW assumed that Sterling would maintain a common equity tier 1 ratio of 10.0% and Sterling would retain sufficient earnings to maintain that level. In calculating the terminal value of Sterling, KBW applied a range of 10.0x to 14.0x Sterling’s estimated 2026 earnings. This dividend discount model analysis resulted in a range of implied values per share of Sterling common stock of $22.47 per share to $30.07 per share.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including assets and earnings growth rates, terminal values, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of Sterling.
Webster Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of Webster. In this analysis, KBW utilized financial and operating forecasts and projections relating to the net income and assets of Webster provided by Webster management, and KBW assumed discount rates ranging from 12.5% to 14.5%. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that Webster could generate over the period from December 31, 2021 through December 31, 2025 as a standalone company and (ii) the present value of Webster’s implied terminal value at the end of such period. KBW assumed that Webster would maintain a common equity tier 1 ratio of 10.0% and Webster would retain sufficient earnings to maintain that level. In calculating the terminal value of Webster, KBW applied a range of 12.0x to 16.0x Webster’s estimated 2026 earnings. This dividend discount model analysis resulted in a range of implied values per share of Webster common stock of $47.89 per share to $63.10 per share.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including assets and earnings growth rates, terminal values, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of Webster or the pro forma combined entity.
Pro Forma Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of the pro forma combined entity. In this analysis, KBW utilized financial and operating forecasts and projections relating to net income and assets for Sterling and Webster provided by Sterling management and Webster management, respectively, and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Sterling and Webster managements, and KBW assumed discount rates ranging from 12.5% to 14.5%. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that the pro forma combined entity could generate over the period from December 31, 2021 through December 31, 2025, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a common equity tier 1 ratio of 10.0% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for the pro forma combined entity, KBW applied a range of 11.0x to 15.0x to the pro forma combined entity’s estimated 2026 earnings. This dividend discount model analysis resulted in a range of implied values for the 0.4630 of a share of Webster common stock to be received in the proposed merger for each share of Sterling common stock of $24.36 to $32.53.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.
Miscellaneous. KBW was retained by Sterling solely to render its opinion to the Sterling board of directors and did not act as a financial or other advisor to, or as an agent of, Sterling or any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between Sterling and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Sterling and Webster. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Sterling or Webster for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, Sterling agreed to pay KBW a cash fee of $1,500,000 upon the rendering of the opinion by KBW. Sterling also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two (2) years preceding the date of its opinion, KBW provided investment banking and financial advisory services to Sterling and received compensation for such services. KBW acted as an underwriter in connection with Sterling’s December 2019 offering of fixed-to-floating rate subordinated notes. In connection with the offering, KBW received an aggregate fee (including underwriting discounts) of approximately $860,000 from Sterling. In the two (2) years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Webster. KBW may in the future provide investment banking and financial advisory services to Sterling or Webster and receive compensation for such services.
Certain Unaudited Prospective Financial Information
Webster and Sterling do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.
However, Webster and Sterling are including in this joint proxy statement/prospectus certain unaudited prospective financial information for Webster and Sterling that was made available as described below. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of Webster common stock and holders of Sterling common stock access to certain nonpublic information made available to Webster and Sterling and their respective boards of directors and the respective outside financial advisory firms engaged by Webster and Sterling.
Neither Webster nor Sterling endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Webster senior management or Sterling senior management, as applicable, at the time such prospective financial information was prepared or approved for the outside financial advisory firms to use and represents Webster senior management’s or Sterling senior management’s respective evaluation of Webster’s and Sterling’s expected future financial performance on a standalone basis, without reference to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Webster and Sterling operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in the reports that Webster and Sterling file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Webster and Sterling and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Webster or Sterling could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Webster, Sterling or their respective boards of directors or the outside financial advisory firms considered, or now consider, this prospective financial information to be material information to any holders of Webster common stock or holders of Sterling common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Webster or Sterling of the merger, and does not attempt to predict or suggest actual future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”), the effect on Webster or Sterling of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decision or action which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company may operate after the merger.
The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. None of KPMG LLP (Webster’s independent registered public accounting firm), Crowe LLP (Sterling’s independent registered public accounting firm), or any other independent accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP and Crowe LLP do not express an opinion or any other form of assurance with respect thereto. The KPMG LLP and Crowe LLP reports incorporated by reference herein relate to Webster’s and Sterling’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
Sterling Prospective Financial Information
The following table presents Sterling’s management projections for Sterling’s 2021 and 2022 adjusted net income available to Sterling common stockholders, adjusted diluted EPS, total assets and risk-weighted assets, which we refer to collectively as the Sterling management estimates. The Sterling management estimates, among other estimates, were prepared and provided by Sterling management and used by Citi and KBW at the direction of Sterling management, and used by J.P. Morgan and Piper Sandler (in the case of Piper Sandler, other than risk-weighted assets) at the direction of Webster management, in the financial analyses performed in connection with each such financial advisory firm’s opinion:
($ in millions, except per share)	2021E	2022E
Net Income to Common(1)	$373	$406
Diluted EPS(2)	$1.96	$2.22
Total Assets	$30,917	$33,339
Risk-Weighted Assets(3)	$24,452	$26,281
(1)	Reflects net income available to common stockholders adjusted for certain non-recurring costs.
(2)	Reflects adjusted diluted EPS.
(3)
J.P. Morgan used, at the direction of Webster management, preliminary Risk-Weighted Asset figures for 2021E and 2022E prepared and provided by Sterling management of approximately $24.22 billion and $26.23 billion, respectively.

For purposes of extrapolating Sterling’s financial results, Sterling management provided Citi and KBW with (and Sterling management directed Citi and KBW to use), among other things, estimated long-term annual net income growth rates of 5.0% from 2023 through 2026 and estimated long-term annual asset growth rates of 3.0% from 2023 through 2026.
For purposes of extrapolating Sterling’s financial results, Webster management provided J.P. Morgan and Piper Sandler with (and Webster management directed J.P. Morgan and Piper Sandler to use), among other things, estimated long-term annual net income growth rates of 5.0% from 2023 through 2025 and of 3.0% in 2026 and estimated long-term annual asset growth rates of 3.0% from 2023 through 2026.
Webster Prospective Financial Information
The following table presents Webster’s management projections for Webster’s 2021 and 2022 adjusted net income available to Webster common stockholders, adjusted diluted EPS, total assets and risk-weighted assets, which we refer to collectively as the Webster management estimates. The Webster management estimates, among other estimates, were prepared and provided by Webster management and used by J.P. Morgan and Piper Sandler (in the case of Piper Sandler, other than risk-weighted assets) at the direction of Webster management, and by Citi and KBW at the direction of Sterling management, in the financial analyses performed in connection with each such financial advisory firm’s opinion:
($ in millions, except per share)	2021E	2022E
Net Income to Common(1)	$353	$379
Diluted EPS(2)	$3.93	$4.21
Total Assets	$33,198	$35,512
Risk-Weighted Assets	$23,370	$25,808
(1)	Reflects net income available to common stockholders adjusted for certain non-recurring costs.
(2)	Reflects adjusted diluted EPS.
For purposes of extrapolating Webster’s financial results, Webster management provided J.P. Morgan and Piper Sandler with (and Webster management directed J.P. Morgan and Piper Sandler to use), among other things, estimated long-term annual net income growth rates of 5.0% from 2023 through 2025 and of 3.0% in 2026 and estimated long-term annual asset growth rates of 3.0% from 2023 through 2026.
For purposes of extrapolating Webster’s financial results, Sterling management directed Citi and KBW to use, as provided by Webster management, estimated long-term annual net income growth rates of 5.0% from 2023 through 2025 and of 3.0% in 2026 and estimated long-term annual asset growth rates of 3.0% from 2023 through 2026.
Certain Estimated Synergies Attributable to the Merger
Sterling management and Webster management jointly developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated cost synergies to be realized by the combined company beginning in 2022. Such prospective financial information was (i) provided to Citi and KBW and approved by Sterling for each of Citi’s and KBW’s use and reliance, and (ii) provided to J.P. Morgan and Piper Sandler and approved by Webster for each of J.P. Morgan’s and Piper Sandler’s use and reliance, in each case in connection with such financial advisory firms’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under “—Opinions of Citigroup Global Markets Inc. and Keefe, Bruyette & Woods, Inc. to the Sterling Board of Directors” and “—Opinions of J.P. Morgan Securities LLC and Piper Sandler & Co. to the Webster Board of Directors.”
For purposes of their analyses, J.P. Morgan and Piper Sandler were directed by Webster management to assume cost synergies consisting of estimated pre-tax annual cost savings equal to $123 million (representing estimated cost savings in 2022, illustrative for 100% of the cost savings being achieved), in the case of J.P. Morgan, and $126 million (representing estimated cost savings in 2023, the first year of fully-realized cost savings), in the case of Piper Sandler, and Citi and KBW were directed by Sterling management to assume cost synergies consisting of estimated pre-tax annual cost savings equal to $123 million, in each case phased in approximately 75% during 2022 and 100% during 2023, with a 3.0% annual growth in annual cost savings for 2023 (resulting in estimated pre-tax annual cost savings equal to $126 million in 2023) and thereafter, assuming an illustrative closing date of December 31, 2021.
See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
General
The prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Webster nor Sterling nor any of their respective representatives nor any of the outside financial advisory firms has made or makes any representation to any person regarding the ultimate performance of Webster or Sterling compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither Webster, Sterling, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. The prospective financial information included above is provided because it was made available to and considered by Webster and Sterling and their respective boards of directors and outside financial advisory firms in connection with the merger.
In light of the foregoing, and considering that the Webster and Sterling special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Webster stockholders and Sterling stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review Webster’s and Sterling’s most recent SEC filings for a description of their reported financial results and the financial statements of Webster and Sterling incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of Webster common stock to vote in favor of the Webster merger proposal or any of the other proposals to be voted on at the Webster special meeting or to induce any holder of Sterling common stock to vote in favor of the Sterling merger proposal or any of the other proposals to be voted on at the Sterling special meeting.
Interests of Webster’s Directors and Executive Officers in the Merger
In considering the recommendation of the Webster board of directors to vote for the Webster merger proposal, holders of Webster common stock should be aware that the directors and executive officers of Webster may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of holders of Webster common stock generally and that may create potential conflicts of interest. The Webster board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to holders of Webster common stock that they vote for the Webster merger proposal. For more information, see the sections entitled “The Merger—Background of the Merger” and “The Merger—Webster’s Reasons for the Merger; Recommendation of the Webster Board of Directors.” Such interests are described in more detail below.
Treatment of Outstanding Webster Equity Awards
The restricted shares of Webster common stock, Webster performance shares and Webster stock options (collectively, the “Webster equity awards”) held by Webster’s directors and executive officers immediately prior to the effective time will not be impacted by the merger and will continue to be awards in respect of Webster common stock following the effective time, subject to the same terms and conditions that were applicable to such awards before the effective time. The closing of the merger will not constitute a change in control for purposes of the Webster equity awards held by Webster’s employees, including those held by Webster executive officers. As such, the merger will generally not result in Webster’s directors or executive officers receiving any enhanced, accelerated or additional vesting or other entitlements with respect to their Webster equity awards, though Webster may elect to accelerate the vesting of any unvested equity awards held by any Webster directors who are not chosen to continue on the board of directors of the combined company and the combined bank after the effective time, as described below in the section entitled “—Membership on the Board of Directors.” In connection with the merger, Webster is permitted to determine the level of achievement of the performance goals applicable to Webster performance shares as described below in the section entitled “—Other Actions.”
Retention Agreements with John R. Ciulla and Glenn I. MacInnes
In connection with the execution of the merger agreement, Webster entered into retention agreements with each of Mr. Ciulla and Mr. MacInnes setting forth the terms of their employment with Webster for the two (2) year period immediately following the effective time (the “term”). Mr. Ciulla’s retention agreement incorporates the terms of the succession plan described below under “The Merger—Governance of the Combined Company After the Merger—Board of Directors and Management” and provides that he will serve as the President and Chief Executive Officer, as well as a member of the board of directors, of the combined company and of the combined bank, and will succeed Mr. Kopnisky as Chairman of the board of directors of the combined company and of the board of directors of the combined bank, and Mr. MacInnes’ retention agreement provides that he will serve as the Executive Vice President and Chief Financial Officer of the combined company and of the combined bank. If either Mr. Ciulla’s or Mr. MacInnes’s employment with Webster terminates before closing or the merger agreement terminates before closing in accordance with its terms, Mr. Ciulla’s or Mr. MacInnes’s retention agreement, as applicable, will automatically terminate.
In consideration for their services, (a) Mr. Ciulla will receive an annual base salary of $1,100,000, a target annual cash incentive award of 125% of his annual base salary and annual long-term incentive awards with a target grant date fair value of not less than 300% of his base salary, and (b) Mr. MacInnes will receive an annual base salary of $600,000, a target annual cash incentive award of 100% of his annual base salary and annual long-term incentive awards with a target grant date fair value of not less than 150% of his base salary.
If the executive officer’s employment is terminated by Webster without cause or by the executive officer for good reason during the term, in consideration for his execution of a release of claims in favor of Webster and in compliance with the restrictive covenants described below, the executive officer would be entitled to the following severance benefits: (A) a prorated bonus based on actual achievement for the year in which his termination occurs, (B) a cash severance payment equal to the product of (a) a severance multiple (three (3) for Mr. Ciulla and two (2) for Mr. MacInnes) and (b) the sum of his base salary and his target annual bonus, (C) a payment equal to the cost of continued health and life insurance for three (3) years (for Mr. Ciulla) or two (2) years (for Mr. MacInnes), (D) an amount equal to the additional amounts that would have been contributed to the executive officer’s qualified and supplemental defined contribution accounts as if the executive officer’s employment continued for an additional three (3) years (for Mr. Ciulla) or two (2) years (for Mr. MacInnes), and (E) full vesting of his unvested long-term incentive awards, with any performance-vesting awards to remain outstanding and eligible to be earned based on the level of performance achieved, without proration and without regard to any applicable one year holding period. If, in connection with a severance qualifying termination following a change in control transaction that occurs after the merger, Mr. Ciulla or Mr. MacInnes becomes entitled to payments or benefits under his existing change in control agreement with Webster (as described below in the section entitled “—Webster Change in Control Agreements”), in no event will he have a right to duplicative payments or benefits under his retention agreement.
The retention agreements provide that, if the compensation and benefits payable thereunder or any other arrangement would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place the executive officer in a better after-tax position.
The retention agreements contain certain restrictive covenants, including a perpetual nondisclosure covenant, a non-solicitation covenant (of clients and employees) which applies during the executive officer’s employment and for one (1) year following a termination for any reason, and a non-competition covenant which applies during the executive officer’s employment and for two (2) years following a termination for any reason. During the term, Mr. Ciulla’s and Mr. MacInnes’ existing non-competition agreements with Webster (including the existing severance entitlements contained therein) will not apply and will be of no force and effect, but will automatically again become effective upon expiration of the term.
Webster Change in Control Agreements
Each of Messrs. Ciulla, MacInnes, Motl, Wilkins and Bley and five (5) Webster executive officers who are not named executive officers is party to a change in control agreement with Webster (the “Webster change in control agreements”) which, among other things, sets forth the terms of the Webster executive officer’s employment and compensation, including the eligibility for severance in the event of certain terminations of employment, for the two (2) year period following a change in control (or, if earlier, the date on which the executive officer can demonstrate that his or her employment was terminated at the request of a third party that took steps reasonably calculated to effect a change in control, or otherwise arose in connection with or anticipation of a change in control). The closing of the merger will not constitute a change in control for purposes of the Webster change in control agreements, and as such, the merger will not, by the terms of the agreements, result in the Webster executive officers receiving any severance benefits under such agreements that are otherwise payable in connection with a qualifying termination upon or within the two (2) year period following a change in control. In connection with the merger, Webster may enter into agreements with the executive officers of Webster (other than Messrs. Ciulla and MacInnes) regarding their continued employment with or termination of employment from Webster or one or more of its affiliates following the effective time and the compensation and benefits that they would be eligible to receive with respect to such service or termination, as described below in the section entitled “—Other Actions.”
Webster Non-Competition Agreements
Messrs. Ciulla, MacInnes, Motl, Wilkins and Bley and one Webster executive officer who is not a named executive officer are each party to a non-competition agreement with Webster (the “Webster non-competition agreements”). The Webster non-competition agreements provide that if Webster terminates the executive officer’s employment other than for cause or the executive officer resigns due to a material adverse change in the executive officer’s title or position or a material reduction in the executive officer’s annual target compensation opportunity (in each case, not during the period in which the Webster change in control agreements would be effective), the executive officer would be eligible to receive (a) a lump sum payment equal to the executive officer’s then current annual base salary, (b) a prorated target bonus in respect of the then current fiscal year, based on the number of full months elapsed in the year prior to the executive officer’s date of termination, and (c) continued medical and dental coverage at active employee rates for up to twelve (12) months. The foregoing severance payments and benefits are conditioned upon the executive officer’s execution and non-revocation of a release of claims in favor of Webster. If a change in control occurs under the Webster change in control agreements, such agreement will supersede the Webster non-competition agreements such that no executive officer would be entitled to duplicative benefits under both agreements.
As described above in the section entitled “—Retention Agreements with John R. Ciulla and Glenn I. MacInnes,” Mr. Ciulla’s and Mr. MacInnes’ Webster non-competition agreements will not apply and will be of no force and effect during the term of their Webster retention agreements, but will automatically become effective upon expiration of the term.
Other Actions
In connection with the merger, certain of Webster’s executive officers may be eligible to receive equity-based retention or synergy awards to incentivize efforts to effectuate the integration and conversion. Any such equity awards are expected to be contingent upon the recipient’s continued employment with the combined company and performance-based vesting criteria with respect to the period following the closing of the merger. As of the date of this joint proxy statement/prospectus, retention award participants, the terms of such awards and the award values, if any, have not yet been finalized.
In connection with the merger, Webster may discuss or enter into agreements with some or all of the executive officers of Webster (other than Messrs. Ciulla and MacInnes) regarding their continued employment with Webster or one or more of its affiliates and the compensation and benefits that they would be eligible to receive with respect to such service or their termination of service, which agreements may provide for severance, termination benefits and/or equity vesting benefits upon a termination by Webster other than for “cause” or resignation for “good reason” following the effective time, comparable to that which would be applicable upon such a termination of employment following a change in control of Webster. As of the date of this joint proxy statement/prospectus, it has not been determined if any such agreements will be entered into or, if they will, the applicable terms. In addition, under the merger agreement, Webster is permitted to take action to provide that the performance goals applicable to Webster performance equity awards will be deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time.
In addition, Webster is permitted to accelerate the vesting of any unvested equity awards held by Webster’s directors who do not continue as members of the board of directors of the combined company and the combined bank as of the effective time. As of the date of this joint proxy statement/prospectus, no such action has been taken.
Membership on the Board of Directors
The board of directors of the combined company and the combined bank as of the effective time will each consist of fifteen (15) members, including William L. Atwell (or another independent member of the Webster board of directors), Mr. Ciulla and six (6) other members of the Webster board of directors as of immediately prior to the effective time, who have been designated by Webster. Mr. Atwell (or another independent member of the Webster board of directors, designated by Webster) will serve as the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank until the Chairman succession date. As of the date of this joint proxy statement/prospectus, other than Mr. Atwell and Mr. Ciulla, no decisions have been made with respect to which current Webster directors will be appointed to the board of directors of the combined company and the board of directors of the combined bank.
Interests of Sterling’s Directors and Executive Officers in the Merger
In considering the recommendation of the Sterling board of directors to vote for the Sterling merger proposal, Sterling stockholders should be aware that certain of Sterling’s directors and executive officers may have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of Sterling generally. The Sterling board of directors was aware of and considered these interests, among other matters, during its deliberations on the merits of the merger and in determining to recommend to Sterling stockholders that they vote for the Sterling merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. For more information, see the sections entitled “The Merger—Background of the Merger” and “The Merger—Sterling’s Reasons for the Merger; Recommendation of the Sterling Board of Directors.” Such interests are described in more detail below, and certain of them are quantified in the narrative and table below.
Treatment of Outstanding Sterling Equity Awards
The outstanding Sterling equity awards held by Sterling’s executive officers immediately prior to the effective time will be generally treated in the same manner as those Sterling equity awards held by other employees of Sterling, and in each case, except as described below, will be treated in accordance with the terms and conditions that were applicable to such awards before the effective time. As further described in “The Merger Agreement—Treatment of Sterling Equity Awards,” at the effective time of the merger, each outstanding Sterling equity award granted under Sterling’s equity compensation plans, other than unvested Sterling restricted stock awards held by non-employee directors, will be converted into a corresponding award with respect to Webster common stock, with the number of shares underlying such award (and, in the case of Sterling stock options, the applicable exercise price) adjusted based on the exchange ratio in the merger. Each such award will continue to be subject to the same terms and conditions as applied to the award immediately prior to the effective time of the merger, except that, in the case of Sterling restricted stock awards subject to performance-based vesting conditions, the number of shares underlying the award will be determined with any performance goals deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time of the merger as reasonably determined by the compensation committee of the Sterling board of directors consistent with past practice in consultation with Webster. At the effective time of the merger, each outstanding unvested Sterling restricted stock award that is held by a non-employee director will vest and be converted into the right to receive the merger consideration in respect of each share of Sterling common stock subject to such Sterling restricted stock award immediately prior to the effective time of the merger.
Each Sterling equity award agreement governing the treatment of such awards provides for “double-trigger” vesting if the executive officer is terminated by Sterling without cause, or if the executive officer terminates his or her employment for good reason (each, a “qualifying termination”), in each case upon or within the two (2) years following a change in control. The closing of the merger will constitute a change in control for purposes of the Sterling equity awards. Accordingly, if the executive officer experiences a qualifying termination within the two (2)-year period following the closing of the merger, all unvested Sterling stock options and Sterling restricted stock awards, including those subject to performance-based vesting conditions (which will be considered earned upon the closing at the greater of target and actual level of performance through the latest practicable date prior to the effective time of the merger) will fully vest.
For an estimate of the amounts that would be realized by each of Sterling’s named executive officers upon a qualifying termination event in settlement of his or her unvested Sterling equity awards, see the section entitled “—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation” below. The estimated aggregate amount that would be realized by the three (3) executive officers who are not named executive officers in settlement of their unvested Sterling equity awards that were outstanding on June 4, 2021 (including associated dividend equivalent rights and cash dividends accrued thereon) if the merger was completed on June 4, 2021 and each executive officer experienced a qualifying termination on that date is $3,455,643. In addition, the estimated aggregate amount that would be realized by the eleven (11) Sterling non-employee directors in settlement of their Sterling equity awards that are outstanding as of June 4, 2021 if the effective time occurred on June 4, 2021 is $850,730. These amounts are calculated using a price per share of Sterling common stock of $23.79 (the average closing price of Sterling common stock on the first five (5) business days following the announcement of the merger) and, in the case of Sterling restricted stock awards with performance-based vesting conditions, assumed target performance. These amounts do not attempt to forecast any additional equity grants, issuances or forfeitures that may occur prior to the closing of the merger and do not include the cash dividend that is expected to accrue as of June 9, 2021. As a result of the foregoing assumptions, which may or may not be accurate on the relevant date, the actual amounts, if any, to be realized by Sterling’s executive officers who are not named executive officers and directors may materially differ from the amounts set forth above.
Sterling Employment Agreements
Sterling is party to employment agreements with the following named executive officers: Messrs. Jack Kopnisky, Luis Massiani, Michael Finn, Rodney Whitwell and Thomas Geisel and Ms. Beatrice Ordonez, all of which were entered into prior to the execution of the merger agreement.
Employment Agreement of Jack Kopnisky
Mr. Kopnisky is party to an employment agreement with Sterling and Sterling Bank (the “Kopnisky employment agreement”), which generally sets forth the compensation and benefits he is eligible to receive while employed and upon certain terminations of employment. The Kopnisky employment agreement will terminate and be of no force or effect on the closing date pursuant to the letter agreement, dated April 18, 2021, between Webster and Mr. Kopnisky. See the section entitled “—Webster Letter Agreement with Mr. Kopnisky” below for a further description of such letter agreement.
The Kopnisky employment agreement provides that if Mr. Kopnisky is terminated without “cause” or resigns for “good reason” on or within twenty-four (24) months following a “change in control” (each, a “change in control termination”), then he will, subject to his execution, delivery, and non-revocation of a release of claims, be entitled to (i) a lump sum cash payment in an amount equal to three (3) times the sum of his annual base salary in effect immediately prior to termination of employment and the amount of his target bonus for the year of termination, (ii) the pro-rata amount of Mr. Kopnisky’s target bonus for the fiscal year of termination, (iii) monthly payments equal to his monthly premiums for post-employment group health plan continuation coverage under Sterling’s group health plan for a period of eighteen (18) months following termination of employment (the “COBRA payments”), and (iv) full vesting of all then-outstanding stock options and other equity-based awards, with any stock options and other equity-based awards tied to the achievement of one or more performance goals deemed to be fully achieved at target as of the date of Mr. Kopnisky’s termination of employment and such vesting calculated on a pro rata basis.
Under the Kopnisky employment agreement, payments and benefits payable in connection with a “change in control” of Sterling will be reduced to the extent necessary to avoid the application of any “golden parachute” excise tax pursuant to Section 4999 of the Code, but only if such reduction would result in Mr. Kopnisky receiving greater compensation and benefits on an after-tax basis.
The Kopnisky employment agreement also provides that, for a period of twelve (12) months following the termination of Mr. Kopnisky’s employment for any reason, he will be restricted from competing with Sterling and its affiliates and from soliciting Sterling’s and its affiliates’ respective clients or employees. However, in the event of Mr. Kopnisky’s termination of employment following a change in control, the non-compete provision would not apply. In addition, Mr. Kopnisky is subject to perpetual confidentiality covenants.
For an estimate of the amounts that would be payable to Mr. Kopnisky in connection with a change in control termination under the Kopnisky employment agreement, see the section entitled “—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation” below.
Employment Agreement of Luis Massiani
Mr. Massiani is party to an employment agreement with Sterling and Sterling Bank, as amended and restated as of April 3, 2019 and effective as of January 1, 2019 (the “Massiani employment agreement”). The

Massiani employment agreement will terminate and be of no force or effect on the closing date pursuant to the retention agreement, dated April 18, 2021, between Webster and Mr. Massiani. See the section entitled “—Webster Retention Agreement with Mr. Massiani” below for a further description of such retention agreement.
The Massiani employment agreement provides that if Mr. Massiani experiences a change in control termination, then he will, subject to his execution, delivery, and non-revocation of a release of claims, be entitled to (i) a lump sum cash amount equal to three (3) times the sum of his annual base salary in effect immediately prior to his termination of employment plus three (3) times the amount of his target bonus for the year of termination, (ii) the pro-rata amount of Mr. Massiani’s target bonus for the fiscal year of termination, (iii) any accrued vacation pay due under the terms of Sterling Bank’s vacation policy, (iv) the COBRA payments and (v) any unvested long-term incentive award will vest in accordance with the applicable grant or award agreement.
Under the Massiani employment agreement, payments and benefits payable in connection with a “change in control” of Sterling will be reduced to the extent necessary to avoid the application of any “golden parachute” excise tax pursuant to Section 4999 of the Code, but only if such reduction would result in Mr. Massiani receiving greater compensation and benefits on an after-tax basis.
The Massiani employment agreement also provides that, for a period of twelve (12) months following the termination of his employment for any reason, other than a resignation by Mr. Massiani for good reason prior to a change in control, Mr. Massiani will be restricted from competing with Sterling and its affiliates and, while employed for a period of eighteen (18) months following the termination of his employment for any reason, he will be restricted from soliciting Sterling’s and its affiliates’ respective clients or employees. In addition, Mr. Massiani is subject to perpetual confidentiality covenants.
For an estimate of the amounts that would be payable to Mr. Massiani in connection with a change in control termination under the Massiani employment agreement, see the section entitled “—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation” below.
Employment Agreement of Beatrice Ordonez
Ms. Ordonez is party to an employment agreement with Sterling and Sterling Bank, dated as of November 9, 2020 (the “Ordonez employment agreement”). The Ordonez employment agreement provides for a term beginning on January 11, 2021 and ending on December 31, 2023 unless a change in control of Sterling occurs, in which case the Ordonez employment agreement will terminate upon the later of December 31, 2023 and the second anniversary date of the change in control. The merger will constitute a change in control under the Ordonez employment agreement.
The Ordonez employment agreement provides that if Ms. Ordonez experiences a change in control termination, she will, subject to her execution, delivery, and non-revocation of a release of claims, be entitled to (i) a lump sum cash amount equal to two (2) times the sum of her annual base salary in effect immediately prior to her termination of employment plus two (2) times the amount of her target bonus for the year of termination, (ii) the pro-rata amount of Ms. Ordonez’s target bonus for the fiscal year of termination, (iii) any accrued vacation pay due under the terms of Sterling Bank’s vacation policy, (iv) the COBRA payments, and (v) any unvested long-term incentive award will vest in accordance with the applicable grant or award agreement.
Under the Ordonez employment agreement, payments and benefits payable in connection with a “change in control” of Sterling will be reduced to the extent necessary to avoid the application of any “golden parachute” excise tax pursuant to Section 4999 of the Code, but only if such reduction would result in Ms. Ordonez receiving greater compensation and benefits on an after-tax basis.
The Ordonez employment agreement also provides that, for a period of twelve (12) months following the termination of her employment for any reason, other than a resignation by Ms. Ordonez for “good reason” prior to a change in control, Ms. Ordonez will be restricted from competing with Sterling and its affiliates and, while employed and for a period of eighteen (18) months following the termination of her employment for any reason, she will be restricted from soliciting Sterling’s and its affiliates’ respective clients or employees. In addition, Ms. Ordonez is subject to perpetual confidentiality covenants.

For an estimate of the amounts that would be payable to Ms. Ordonez in connection with a change in control termination under the Ordonez employment agreement, see the section entitled “—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation” below.
Employment Agreements of Michael Finn, Rodney Whitwell and Thomas Geisel
Messrs. Finn, Whitwell and Geisel are each party to an amended and restated employment agreement with Sterling and Sterling Bank, effective as of January 1, 2019 (the “other named executive officers’ employment agreements”). The other named executive officers’ employment agreements provide for a term ending on December 31, 2021 unless in a change in control of Sterling occurs, in which case the other named executive officers’ employment agreements will terminate on the later of December 31, 2021 and the second anniversary date of the change in control. The effective time of the merger will constitute a change in control under the other named executive officers’ employment agreements.
The other named executive officers’ employment agreements provide that if the executive officer experiences a change in control termination, then the named executive officer will, subject to his execution, delivery, and non-revocation of a release of claims, be entitled to (i) a lump sum cash payment in an amount equal to two (2) times the sum of the named executive officer’s annual base salary in effect immediately prior to termination of employment, plus two (2) times the amount of his target bonus for the fiscal year of termination, (ii) the pro-rata amount of the named executive officer’s target bonus for the fiscal year of termination, (iii) any accrued vacation pay due under the terms of Sterling Bank’s vacation policy, (iv) the COBRA payments and (v) any unvested long-term incentive awards will vest in accordance with the applicable grant or award agreement.
Under the other named executive officers’ employment agreements, payments and benefits payable in connection with a “change in control” of Sterling will be reduced to the extent necessary to avoid the application of any “golden parachute” excise tax pursuant to Section 4999 of the Code, but only if such reduction would result in Messrs. Finn, Whitwell or Geisel receiving greater compensation and benefits on an after-tax basis.
Each of Messrs. Finn, Whitwell and Geisel are subject to an eighteen (18) month employee and client non-solicitation period post-employment, and, for Messrs. Finn and Whitwell, a twelve (12) month non-competition period post-employment, during which he shall not compete with Sterling and Sterling Bank. In addition, Messrs. Finn, Whitwell and Geisel are subject to perpetual confidentiality covenants.
For an estimate of the amounts that would be payable to Messrs. Finn, Whitwell and Geisel upon a change in control termination under their respective employment agreements, see the section entitled “—Merger-Related Compensation for Sterling’s Named Executive Officers—Golden Parachute Compensation” below.
Employment Agreements with Other Sterling Executive Officers
Sterling is also party to employment agreements with the following executive officers who are not named executive officers: Messrs. James P. Blose and Javier Evans, and Ms. Marissa Weidner. Under each of these employment agreements, if the executive officer experiences a change in control termination, subject to their execution, delivery, and non-revocation of a release of claims, they will be entitled to (i) a lump sum cash payment in an amount equal to two (2) times the sum of the executives’ annual base salary in effect immediately prior to termination of employment, plus two (2) times the amount of his or her target bonus for the fiscal year of termination, (ii) the pro-rata amount of the executive officer’s target bonus for the fiscal year of termination, (iii) any accrued vacation pay due under the terms of Sterling Bank’s vacation policy, (iv) the COBRA payments and (v) any unvested long-term incentive awards will vest in accordance with the applicable grant or award agreement.
Each executive officer is subject to covenants of confidentiality, non-competition and non-solicitation under his or her employment agreement. Under each employment agreement, if any payments would be subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent necessary so that no portion of the payments are subject to excise taxes, but only if reducing the payments provides the executive officer with a net after-tax benefit that is greater than if the reduction is not made.
The estimated aggregate value of the severance and other benefits described above (other than the equity award vesting, which is quantified above in “—Treatment of Outstanding Sterling Equity Awards”) that would be payable to Sterling’s three (3) executive officers who are not named executive officers under their employment agreements with Sterling if the merger were to be completed on June 4, 2021 and each executive officer experienced a change in control termination on June 4, 2021 is $7,662,295.
Webster Letter Agreement with Mr. Kopnisky
On April 18, 2021, Webster entered into a letter agreement (the “Kopnisky letter agreement”) with Mr. Kopnisky with respect to the terms of his employment with and service to the combined company and combined bank following the closing. The Kopnisky letter agreement provides that Mr. Kopnisky will serve as the Executive Chairman of the Webster board of directors and the board of directors of Webster Bank through no later than the second anniversary of the closing date, and will be employed by the combined company and combined bank through such time (the “employment period”). If Mr. Kopnisky’s employment with Sterling and Sterling Bank terminates before closing or the merger agreement terminates before closing in accordance with its terms, the Kopnisky letter agreement will automatically terminate.
During the employment period, Mr. Kopnisky will receive an annual base salary of $1,100,000 (reviewed annually by the compensation committee of the board of directors of the combined company for potential increases, but not decreases), an annual cash incentive award with a target opportunity of 125% of annual base salary and annual long-term incentive awards with a target grant date fair value of 300% of his annual base salary (commencing with the 2022 grant cycle). In addition, on the closing date, Mr. Kopnisky will become a party to a Webster change in control agreement providing for severance benefits with a multiple of three (3) in the event of a change in control of Webster occurring during the employment period; however, if Mr. Kopnisky becomes entitled to payments or benefits under the Webster change in control agreement, he will have no right to payments or benefits under such agreement that are duplicative of any payments or benefits under the Kopnisky letter agreement.
At the conclusion of the employment period, Mr. Kopnisky will be eligible to receive the prorated bonus and the LTI benefits (each as defined below). For the one (1) year period immediately following the employment period (the “consulting period”), Mr. Kopnisky will serve as a consultant to the combined company and receive a consulting fee equal to $2,500,000, payable in monthly installments in arrears. In addition, during the consulting period, he will be provided with an executive office, access to administrative support and business expense reimbursement in accordance with Webster’s policies applicable to other senior executives.
On the closing date, in lieu of any severance and other benefits under the Kopnisky employment agreement, Mr. Kopnisky will be entitled to receive a cash payment of $1,000,000 as consideration for his services during the employment period and the restrictive covenants described below, which will be paid within thirty (30) days after the closing date. Mr. Kopnisky is also eligible to earn a cash-based award in the aggregate amount of $6,462,500 in consideration of his services in support of a swift and comprehensive integration (the “synergy integration award”). The synergy integration award will vest as follows: $2,000,000 will vest on each of the first and second anniversaries of the closing date, and the remaining $2,462,500 will vest on the third anniversary of the closing date, in each case subject to Mr. Kopnisky’s continued service to the combined company and compliance with the restrictive covenants described below.
If Mr. Kopnisky’s employment during the employment period is terminated by Webster other than for “cause” or by Mr. Kopnisky for “good reason,” subject to his execution and non-revocation of a release of claims, Mr. Kopnisky will be eligible to receive: (i) a lump sum cash payment equal to the product of (x) the sum of his annual base salary and annual target incentive payment and (y) the quotient of (A) the number of full and partial months remaining in the employment period following his date of termination divided by (B) twelve (12), (ii) a prorated bonus based on actual achievement for the year in which his termination occurs (the “prorated bonus”), (iii) the COBRA payments and (iv) full vesting of his unvested long-term incentive awards, with any performance-vesting awards to remain outstanding and eligible to be earned based on the level of performance achieved, without proration and without regard to any applicable one year holding period (the “LTI benefits”). In addition, the consulting period and remuneration will commence and the synergy integration award will continue to be eligible to vest based on Mr. Kopnisky’s service as a consultant and compliance with restrictive covenants.
If Mr. Kopnisky dies or becomes disabled during the employment period, he (or his estate) will receive the prorated bonus, the consulting fee and the unvested portion of the synergy integration award. In addition, his outstanding long-term incentive awards will vest and be paid in accordance with the applicable awards. If Mr. Kopnisky dies or becomes disabled during the consulting period, he (or his estate) will receive any remaining portion of the consulting fee and any unvested portion of the synergy integration award.

The Kopnisky letter agreement provides that, if the compensation and benefits payable thereunder or any other arrangement would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place Mr. Kopnisky in a better after-tax position.
Under the Kopnisky letter agreement, Mr. Kopnisky has agreed to be bound by certain restrictive covenants, including non-competition and non-solicitation covenants, from the closing date until the later of the fourth anniversary of the closing date and the one (1)-year anniversary of his date of termination from service for any reason. Mr. Kopnisky will also be subject to perpetual confidentiality covenants.
Webster Retention Agreement with Mr. Massiani
On April 18, 2021, Webster entered into a retention agreement (the “Massiani retention agreement”) with Mr. Massiani with respect to the terms of his service as the Executive Vice President and Chief Operating Officer of Webster and Webster Bank for the two (2)-year period immediately following the effective time (the “term”). If Mr. Massiani’s employment with Sterling and Sterling Bank terminates before closing or the merger agreement terminates before closing in accordance with its terms, the Massiani retention agreement will automatically terminate.
In consideration for his services, Mr. Massiani will be entitled to an annual base salary of $750,000, a target annual cash award of 100% of his annual base salary and annual long-term incentive awards with a target grant date fair value of 200% of his annual base salary. After the expiration of the term, Mr. Massiani will also enter into a change in control agreement providing for severance benefits with a multiple of two (2) in the event of a change in control of Webster occurring after the expiration of the term and a non-competition agreement with Webster providing for severance benefits with a multiple of one (1) in the event of a termination not in connection with a change in control of Webster occurring after the expiration of the term.
If Mr. Massiani’s employment is terminated by Webster without cause or by him for good reason during the term, in consideration for his execution of a release of claims in favor of Webster and in compliance with the restrictive covenants described below, Mr. Massiani would be entitled to the following severance benefits: (1) a prorated bonus based on actual achievement for the year in which his termination occurs, (2) a cash severance payment equal to the product of (a) three (3) and (b) the sum of his base salary and his target annual bonus, (3) a payment equal to the cost of continued health and life insurance for three (3) years, (4) an amount equal to the additional amounts that would have been contributed to his qualified and supplemental defined contribution accounts as if Mr. Massiani’s employment continued for an additional three (3) years, and (5) full vesting of his unvested long-term incentive awards, with any performance-vesting awards to remain outstanding and eligible to be earned based on the level of performance achieved, without proration and without regard to any applicable one year holding period.
The Massiani retention agreement provides that, if the compensation and benefits payable thereunder or any other arrangement would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place Mr. Massiani in a better after-tax position.
The Massiani retention agreement contains certain restrictive covenants, including a perpetual nondisclosure covenant, a non-solicitation covenant (of clients and employees) which applies during his employment and for one (1) year following a termination for any reason, and a non-competition covenant which applies during his employment and for two (2) years following a termination for any reason.
Other Actions
In connection with the merger, certain of Sterling’s executive officers may be eligible to receive equity-based retention or synergy awards to incentivize efforts to effectuate the integration and conversion. Any such equity awards are expected to be contingent upon the recipient’s continued employment with the combined company and performance-based vesting criteria with respect to the period following the closing of the merger. As of the date of this joint proxy statement/prospectus, retention program participants, the terms of such awards and the award values, if any, have not yet been finalized.
In addition, Webster may discuss or enter into new retention or employment agreements with some or all of the executive officers of Sterling (other than Messrs. Kopnisky and Massiani) regarding their continued employment with Webster or one or more of its affiliates and the compensation and benefits that they would be eligible to receive with respect to such service. As of the date of this joint proxy statement/prospectus, it has not been determined if any such agreements will be entered into or, if they will, the applicable terms.

Membership of the Board of Directors of Webster and Webster Bank
The Webster board of directors following the merger will consist of fifteen (15) directors, eight (8) of whom will be current members of the Webster board of directors and seven (7) of whom will be current members of the Sterling board of directors. For additional information, see the section entitled “The Merger—Governance of the Combined Company After the Merger.” Non-employee members of the Webster board of directors will be compensated for such service. As of the date of this joint proxy statement/prospectus, other than Mr. Kopnisky, no decisions have been made with respect to which current members of the Sterling board of directors will be appointed to the board of directors of the combined company and the board of directors of the combined bank.
As of the effective time of the merger, Mr. Kopnisky will be appointed as Executive Chairman of the board of directors of Webster and Webster Bank. Mr. Kopnisky will not be eligible to receive any additional compensation for such service other than the compensation pursuant to the Kopnisky letter agreement described above under “—Webster Letter Agreement with Mr. Kopnisky.”
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the merger agreement, each present and former director and officer of Sterling or any of its subsidiaries is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring at or prior to the effective time of the merger. For additional information, see the section entitled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance.”
Merger-Related Compensation for Sterling’s Named Executive Officers
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Sterling’s named executive officers that is based on or that otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of Sterling’s stockholders, as described above in “Sterling Proposals—Proposals 2: Sterling Compensation Proposal.” The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each Sterling named executive officer would receive, using the following assumptions:
•	The merger is consummated on June 4, 2021 (which is an assumed date solely for the purposes of calculations in this section);
•
Each of Messrs. Kopnisky, Massiani, Finn, Whitwell, and Geisel and Ms. Ordonez experiences a severance qualifying termination of employment under his or her employment agreement with Sterling immediately following the effective time;

•	Each of Messrs. Kopnisky, Massiani, Finn, Whitwell and Geisel’s and Ms. Ordonez’s base salary rate and annual target bonus remain unchanged from those in place as of June 4, 2021;
•	Sterling equity awards that are outstanding as of June 4, 2021;
•	Performance under all performance-based Sterling restricted stock awards is satisfied at the target performance level;
•	Accrued cash dividends have been included in the estimates; and
•	A price per share of Sterling common stock of $23.79, the average closing price per share over the first five (5) business days following the announcement of the merger agreement.
The calculations in the table do not include amounts that Sterling’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, for each of Messrs. Kopnisky and Massiani, the calculations in the table do not include any amounts that may become payable under the Kopnisky letter agreement or Massiani retention agreement, as, in each case, those amounts are contingent upon, and will be paid as compensation for, services provided to Webster following the closing. However, as described above, the Kopnisky employment agreement and the Massiani employment agreement will each terminate and be of no force or effect following the closing of the merger, and will be superseded by the Kopnisky letter agreement and the Massiani retention agreement, respectively. For additional information, please see the sections entitled “—Webster Letter Agreement with Mr. Kopnisky” and “—Webster Retention Agreement with Mr. Massiani.” These amounts also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time, including any additional equity grants, issuances or forfeitures that may occur prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Jack Kopnisky	$8,092,212	$12,094,610	$38,014	$20,224,836
Luis Massiani	$3,853,151	$4,941,918	$37,324	$8,832,393
Beatrice Ordonez	$1,662,904	$629,031	$43,945	$2,335,880
Michael Finn	$2,003,630	$2,906,805	$163	$4,910,598
Rodney Whitwell	$1,755,288	$2,558,894	$49,650	$4,363,832
Thomas Geisel	$2,165,644	$3,088,308	$50,986	$5,304,938
(1)	Cash.The cash amount payable to the named executive officers represents the following:
•
Pursuant to Mr. Kopnisky’s employment agreement described in the section entitled “—Employment Agreement of Jack Kopnisky,” cash severance is calculated as follows: the sum of (i) a lump sum cash payment in an amount equal to the product of three (3) and the sum of Mr. Kopnisky’s annual base salary in effect immediately prior to termination of employment plus the amount of his target bonus for the fiscal year of termination and (ii) the pro-rata amount of the his target bonus for the fiscal year of termination.

•
Pursuant to the employment agreements with each of Messrs. Massiani, Finn, Whitwell and Geisel and Ms. Ordonez described in the sections entitled “—Employment Agreement of Luis Massiani,” “—Employment Agreement of Beatrice Ordonez” and “—Employment Agreements of Michael Finn, Rodney Whitwell and Thomas Geisel,” cash severance is calculated as follows: the sum of (i) a lump sum cash payment in an amount equal to two (2) times the sum of the executive officer’s annual base salary in effect immediately prior to termination of employment, plus two (2) times the amount of his or her target bonus for the fiscal year of termination (with a multiplier of three (3) as relates to Mr. Massiani), (ii) the pro-rata amount of the executive’s target bonus for the fiscal year of termination and (iii) any accrued vacation pay due under the terms of Sterling Bank’s vacation policy.

•	The cash amounts payable to each named executive officer are “double-trigger,” or are payable only upon a qualifying termination in connection with the merger.
•
Each of the named executive officer’s employment agreements provide that the change in control benefits payable are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code in the event such reduction would result in a better after-tax result for the named executive officer. The amounts above do not reflect any possible reductions under that provision.

(2)
Equity. As described in “—Treatment of Outstanding Sterling Equity Awards,” at the effective time, each outstanding Sterling equity award held by the named executive officers (except as described below) will be converted into a corresponding award with respect to Webster common stock, with the number of shares underlying such award (and, in the case of Sterling stock options, the applicable exercise price) adjusted based on the exchange ratio. In the case of Sterling restricted stock awards subject to performance vesting conditions, the number of shares underlying the converted award will be determined with any performance goals deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time. Any such converted equity awards will vest upon a qualifying termination in connection with the merger (i.e., “double-trigger”).

(3)
Perquisites/Benefits. Represents the monthly payments equal to the named executive officer’s monthly premiums for post-employment group health plan continuation coverage under Sterling’s group health plan for a period of eighteen (18) months following termination of employment (e.g., the COBRA payments).

The components of the amounts shown under the “Equity” in the table above are set forth below:
Name	Accelerated Sterling Restricted Stock Awards ($)	Accelerated Sterling Performance Awards ($)(a)	Accrued Cash Dividends ($)	Total ($)
Jack Kopnisky	$2,399,007	$9,528,228	$167,375	$12,094,610
Luis Massiani	$1,171,919	$3,700,487	$69,512	$4,941,918
Beatrice Ordonez	$629,031	$—	$—	$629,031
Michael Finn	$508,297	$2,354,139	$44,369	$2,906,805
Rodney Whitwell	$326,090	$2,189,846	$42,958	$2,558,894
Thomas Geisel	$563,966	$2,477,871	$46,471	$3,088,308
(a)	As described above, the table assumes that performance under any Sterling restricted stock awards subject to performance vesting conditions is met at the target performance level.

Governance of the Combined Company After the Merger
Charter Amendment
In connection with the merger, the Webster certificate will be amended to increase the number of authorized shares of Webster common stock from two hundred million (200,000,000) shares to four hundred million (400,000,000) shares. A copy of the Webster certificate amendment is attached to this joint proxy statement/prospectus as Annex B.
At the effective time, the Webster certificate, as in effect immediately prior to the effective time, as amended as described above, will be the certificate of incorporation of the combined company until thereafter amended in accordance with applicable law.
Bylaws
Prior to the closing, the Webster board of directors will take all actions necessary to cause the bylaws of Webster to be amended as set forth in Exhibit B to the merger agreement (such amendment, the “Webster bylaw amendment”), and as so amended as of the effective time, will be the bylaws of the combined company. The Webster bylaw amendment implements certain governance matters for the combined company following completion of the merger.
From and after the effective time and until the date of Webster’s 2024 annual meeting of shareholders (the “expiration date”), the provisions of the Webster bylaw amendment implementing the governance arrangements for the combined company may be modified, amended or repealed, and any bylaw provision or other resolution inconsistent with such provisions may be adopted, only by (and any such modification, amendment, repeal or inconsistent bylaw provision or other resolution may be proposed or recommended by the board of directors of the combined company for adoption by the stockholders of Webster only by) the affirmative vote of at least 75% of the full board of directors of the combined company.
Board of Directors and Management
As of the effective time, in accordance with the Webster bylaw amendment, the number of directors that will comprise the full board of directors of the combined company and the full board of directors of the combined bank will each be fifteen (15). Of the members of the initial board of directors of the combined company and of the initial board of directors of the combined bank as of the effective time, seven (7) will be members of the Sterling board of directors as of immediately prior to the effective time, designated by Sterling, which will include Jack L. Kopnisky, and eight (8) will be members of the Webster board of directors as of immediately prior to the effective time, designated by Webster, which will include John R. Ciulla.
No vacancy on the Webster board of directors or the board of directors of Webster Bank created by the cessation of service of a director will be filled by the applicable board and the applicable board may not nominate any individual to fill such vacancy, unless (x) such individual would be an independent directors of Webster or Webster Bank, as applicable (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service as a continuing Sterling director (as defined below), not less than a majority of the continuing Sterling directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a continuing Webster director, not less than a majority of the continuing Webster directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy; provided that any such appointment pursuant to (y) and (z) must be made in accordance with applicable law and the rules of the NYSE (or other national securities exchange on which Webster’s securities are listed). The terms “continuing Sterling directors” and “continuing Webster directors” mean, respectively, the directors of Sterling and Webster who are selected to be directors of Webster and of Webster Bank by Sterling or Webster, as applicable, as of the effective time, pursuant to the merger agreement, and any directors of Webster or Webster Bank (as applicable) who are subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to the Webster bylaw amendment.
Effective as of the effective time, Mr. Kopnisky will serve as the Executive Chairman of the board of directors of the combined company and of the board of directors of the combined bank, Mr. Ciulla will serve as the President and Chief Executive Officer of the combined company and of the combined bank and as a member of the board of directors of the combined company and of the board of directors of the combined bank, and William L. Atwell (or another independent member of the Webster board of directors, designated by Webster) will serve as the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank.
Effective as of the Chairman succession date, (i) Mr. Ciulla will be the successor to Mr. Kopnisky as the Chairman of the board of directors of the combined company and of the board of directors of the combined bank, and will continue as the President and Chief Executive Officer of the combined company and of the combined bank and (ii) Mr. Kopnisky will cease to serve as a member of the board of directors of the combined company and of the board of directors of the combined bank and will serve as a strategic consultant to the combined company and the combined bank until the thirty-six (36) month anniversary of the effective time or until such earlier time as of which Mr. Kopnisky ceases for any reason to serve as a consultant.
From the effective time until the Chairman succession date, the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank will be an independent director chosen from among the continuing Webster directors. From and after the Chairman succession date until the expiration date, the Lead Independent Director of the board of directors of the combined company and of the board of directors of the combined bank will be an independent director chosen from among the continuing Sterling directors.
Headquarters and Name
Effective as of the effective time, the headquarters and main office of the combined company and the combined bank will be located in Stamford, Connecticut, the name of the combined company will be “Webster Financial Corporation” and the name of the combined bank will be “Webster Bank, National Association.”
Regulatory Approvals
To complete the merger and bank merger, Webster and Sterling need to obtain approvals or consents from, or make filings with, a number of U.S. federal bank and other regulatory authorities. Subject to the terms of the merger agreement, Webster and Sterling have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) business days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the merger and bank merger by the Federal Reserve Board and the OCC, respectively. Nothing in the merger agreement will be deemed to require Webster or Sterling or any of their respective subsidiaries, and neither Webster nor Sterling nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any permits, consents, approvals and authorizations of governmental entities that would reasonably be likely to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of Sterling common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
Webster and Sterling believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
The term “requisite regulatory approvals” refers to all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the OCC or as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving corporation.
Federal Reserve Board
The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act. These factors include the financial and managerial resources of the companies and banks involved (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined company. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of Webster and Sterling in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. In their most recent CRA performance evaluations, Webster’s wholly owned subsidiary, Webster Bank, received an overall regulatory rating of “outstanding” and Sterling’s wholly owned subsidiary, Sterling Bank, received an overall regulatory rating of “satisfactory.”
In addition, in connection with an interstate merger transaction, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company, relevant state law regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.
The filing of the application to the Federal Reserve Board occurred on May 28, 2021.
Office of the Comptroller of the Currency
The merger of Sterling Bank with and into Webster Bank requires the prior approval of the OCC under the National Bank Act, the Bank Merger Act, and the Riegle-Neal Act. In evaluating the application, the OCC will consider: (i) the financial and managerial resources of the banks party to the bank merger and the future prospects of the combined company, (ii) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (iii) the banks’ effectiveness in combating money-laundering activities, and (iv) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.
Additionally, the OCC considers the capital level of the resulting bank, the conformity of the transaction to applicable law, the purpose of the merger, the impact of the merger on the safety and soundness of the bank, and the effect on the bank’s shareholders, depositors, other creditors and customers. In addition, in connection with an interstate bank merger transaction, such as the bank merger, the OCC considers certain additional factors under the Riegle-Neal Act, including the capital position of the acquiring bank, relevant state law regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the

OCC may approve an interstate merger transaction only if each constituent bank is adequately capitalized at the time the application for such transaction is filed with the OCC, and the OCC determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
The filing of the application to the OCC occurred on May 28, 2021.
Public Notice and Comments
The BHC Act, the Bank Merger Act and Federal Reserve Board and OCC regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve and the OCC. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. As part of the review process in merger transactions, the Federal Reserve Board and OCC frequently receive protests from community groups and others. These agencies are also authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by these agencies.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve Board, the DOJ conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise.
In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.
Accounting Treatment
Webster prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Sterling by Webster under the acquisition method of accounting in accordance with GAAP. Webster will be treated as the acquirer for accounting purposes.
Appraisal or Dissenters’ Rights in the Merger
Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.
Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because Webster common stock is listed on the NYSE, a national securities exchange, and because Sterling stockholders will receive in the merger only shares of Webster common stock, which will be publicly listed on the NYSE upon the effective time, and cash in lieu of fractional shares, neither Webster stockholders nor Sterling stockholders will be entitled to appraisal rights in connection with the merger.
Stock Exchange Listings
Webster common stock is listed for trading on the NYSE under the symbol “WBS.” Sterling common stock is listed on the NYSE under the symbol “STL” and Sterling depositary shares are listed for trading on the NYSE under the symbol “STLPRA.” In the merger, the Sterling common stock and Sterling depositary shares currently listed on the NYSE will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, Webster will cause the shares of Webster common stock and new Webster preferred stock (or depositary shares in respect thereof) to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time. The merger agreement provides that neither Webster nor Sterling will be required to complete the merger if such shares are not authorized for listing on the NYSE, subject to official notice of issuance. Following the merger, shares of Webster common stock will continue to be listed on the NYSE.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Webster or Sterling. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Webster and Sterling make with the SEC, as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Webster and Sterling contained in this joint proxy statement/prospectus or in the public reports of Webster or Sterling filed with the SEC may supplement, update or modify the factual disclosures about Webster and Sterling contained in the merger agreement. The merger agreement contains representations and warranties by Webster, on the one hand, and by Sterling, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Webster and Sterling were qualified and subject to important limitations agreed to by Webster and Sterling in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Webster and Sterling each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Webster and Sterling at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
Structure of the Merger
Each of Webster’s and Sterling’s respective boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides for the merger of Sterling with and into Webster, with Webster continuing as the surviving corporation in the merger. Following the merger, Sterling Bank will merge with and into Webster Bank, with Webster Bank as the surviving entity in the bank merger.
At any time prior to the effective time, Sterling and Webster may, upon their mutual agreement, change the method or structure of effecting the combination of Sterling and Webster, if and to the extent they both deem such change to be necessary, appropriate or desirable. However, no such change may (i) alter or change the exchange ratio or the number of shares of Webster common stock received by holders of Sterling common stock in exchange for each share of Sterling common stock, (ii) adversely affect the tax treatment of holders of Sterling common stock or Webster common stock pursuant to the merger agreement, (iii) adversely affect the tax treatment of Sterling or Webster pursuant to the merger agreement or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
Each share of Sterling common stock issued and outstanding immediately prior to the effective time, except for shares of Sterling common stock held by Sterling as treasury stock or owned by Sterling or Webster (in each case other than shares of Sterling common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Sterling or Webster in respect of debts previously contracted), will be converted at the effective time into the right to receive 0.4630 of a share of Webster common stock.
All of the shares of Sterling common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time, and each certificate (each, an “old certificate,” which also refers to book-entry account statements relating to the ownership of shares of Sterling common stock) previously representing any such shares of Sterling common stock will thereafter represent only the right to receive (i) a new certificate representing the number of whole shares of Webster common stock which such shares of Sterling common stock have been converted into the right to receive pursuant to the merger agreement, (ii) cash in lieu of fractional shares which the shares of Sterling common stock represented by such old certificate have been converted into the right to receive pursuant to the merger agreement, without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the merger agreement, without any interest thereon.
If, prior to the effective time, the outstanding shares of Webster common stock or Sterling common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there has been any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Webster and the holders of Sterling common stock the same economic effect as contemplated by the merger agreement prior to such event.
At the effective time, all shares of Sterling common stock that are owned by Sterling or Webster (in each case other than shares of Sterling common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Sterling or Webster in respect of debts previously contracted) will be cancelled and will cease to exist and no Webster common stock or other consideration will be delivered in exchange therefor.
At the effective time, by virtue of the merger and without any action on the part of Webster, Sterling or the holder of any of the following securities, each share of the Sterling series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Webster preferred stock having substantially the same terms (and taking into account that Sterling will not be the surviving corporation) as the Sterling series A preferred stock and, upon such conversion, the Sterling series A preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time.
Also, at and after the effective time, each share of Webster common stock and each share of Webster series F preferred stock issued and outstanding immediately prior to the effective time will remain an issued and outstanding share of common stock or preferred stock, as applicable, of the surviving corporation and will not be affected by the merger.
Fractional Shares
No new certificates or scrip representing fractional shares of Webster common stock will be issued upon the surrender for exchange of old certificates, no dividend or distribution with respect to Webster common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Webster. In lieu of the issuance of any such fractional share, Webster will pay to each former holder of Sterling common stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Webster common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the closing date by (ii) the fraction of a share (after taking into account all shares of Sterling common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of Webster common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Governing Documents
At the effective time, the Webster certificate, as amended by the Webster certificate amendment, will be the certificate of incorporation of the combined company until thereafter amended in accordance with applicable law, and the Webster bylaws, as amended by the Webster bylaw amendment, will be the bylaws of the combined company until thereafter amended in accordance with applicable law. For a more detailed description of the governing documents of the combined company, see the section entitled “The Merger—Governance of the Combined Company After the Merger.”
Treatment of Sterling Equity Awards
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Sterling Stock Options: At the effective time, each Sterling stock option that is outstanding and unexercised immediately prior to the effective time will be assumed and converted automatically into an adjusted stock option to purchase, on the same terms and conditions as were applicable under such Sterling stock option immediately prior to the effective time (including vesting terms), the number of shares of Webster common stock (rounded down to the nearest whole number of shares of Webster common stock) equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling stock option immediately prior to the effective time, multiplied by (B) the exchange ratio, which adjusted stock option will have an exercise price per share of Webster common stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Sterling common stock subject to such Sterling stock option immediately prior to the effective time, by (2) the exchange ratio.

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Sterling Restricted Stock Awards: At the effective time, each Sterling restricted stock award that is outstanding immediately prior to the effective time and that is not a Sterling performance award (as defined in the next bullet) will (i) if granted to a non-employee member of the Sterling board of directors, fully vest and be cancelled and converted automatically into the right to receive (without interest) the merger consideration in respect of each share of Sterling common stock subject to such Sterling restricted stock award immediately prior to the effective time, which will be delivered as soon as reasonably practicable following the closing date and in no event later than five (5) business days following the closing date (or on such later date if required to comply with Section 409A of the Code) and (ii) if not granted to an individual described in clause (i), be assumed and converted into a restricted stock award in respect of Webster common stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such Sterling restricted stock award immediately prior to the effective time (including vesting terms), and relating to the number of shares of Webster common stock equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling restricted stock award immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Webster common stock.

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Sterling Performance Awards: At the effective time, each Sterling performance award that is outstanding immediately prior to the effective time will be assumed and converted into an adjusted performance award relating to the number of shares of Webster common stock equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling performance award immediately prior to the effective time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the effective time based on the higher of target performance and actual performance through the latest practicable date prior to the effective time as reasonably determined by the Sterling compensation committee consistent with past practice in consultation with Webster, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Webster common stock. Except as specifically provided in the merger agreement, each such adjusted performance award will be subject to service-based vesting only as applicable immediately prior to the effective time and will no longer be subject to any performance conditions.

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Sterling Phantom Stock Units: At the effective time, each Sterling phantom stock unit that is unsettled immediately prior to the effective time will be assumed and converted into a hypothetical Webster common stock investment with the same terms and conditions as were applicable under such Sterling phantom stock unit immediately prior to the effective time (including vesting terms) and relating to the number of shares of Webster common stock equal to the product of (A) the number of shares of Sterling common stock subject to such Sterling phantom stock unit immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Webster common stock.

At or prior to the effective time, Sterling, the Sterling board of directors or the Sterling compensation committee, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Sterling equity awards consistent with the merger agreement.
Closing and Effective Time of the Merger
Subject to the terms and conditions of the merger agreement, the closing will take place by electronic exchange of documents at 10:00 a.m. New York City time, on a date which will be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by the parties (the date on which the closing actually occurs, the “closing date”).
The merger will become effective as set forth in the certificate of merger (the “certificate of merger”) to be filed with the Secretary of State of the State of Delaware on the closing date (the date and time when the merger becomes effective, as set forth in the certificate of merger, the “effective time”).
Conversion of Shares; Exchange of Sterling Stock Certificates
Letter of Transmittal
As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, Webster and Sterling will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of Sterling common stock or Sterling series A preferred stock immediately prior to the effective time that have been converted at the effective time into the right to receive the merger consideration or shares of new Webster preferred stock, as applicable, pursuant to the merger agreement, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates will pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for new certificates representing the number of whole shares of Webster common stock and any cash in lieu of fractional shares or shares of new Webster preferred stock, as applicable, which the shares of Sterling common stock or Sterling series A preferred stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the merger agreement. Upon proper surrender of an old certificate or old certificates for exchange and cancellation to the exchange agent, together with such properly completed and duly executed letter of transmittal, the holder of such old certificate or old certificates will be entitled to receive in exchange therefor, as applicable, (1) in the case of a holder of Sterling common stock, (A) a new certificate representing that number of whole shares of Webster common stock to which such holder of Sterling common stock is entitled pursuant to the merger agreement and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the old certificate or old certificates surrendered pursuant to the merger agreement and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to the merger agreement, or (2) in the case of a holder of Sterling series A preferred stock, (A) a new certificate representing the number of shares of new Webster preferred stock to which such holder of Sterling series A preferred stock is entitled pursuant to the merger agreement and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to the merger agreement. Thereafter, the old certificate or old certificates so surrendered will be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of old certificates. Until surrendered as contemplated by the merger agreement, each old certificate will be deemed at any time after the effective time to represent only the right to receive, upon surrender, the number of whole shares of Webster common stock or shares of new Webster preferred stock which the shares of Sterling common stock or Sterling series A preferred stock, as applicable, represented by such old certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by the merger agreement.
After the effective time, there will be no transfers on the stock transfer books of Sterling of the shares of Sterling common stock or Sterling series A preferred stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of Webster common stock or new Webster preferred stock, as applicable, as provided in the merger agreement.

None of Webster, Sterling, the surviving corporation, the exchange agent or any other person will be liable to any former holder of shares of Sterling common stock or Sterling series A preferred stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Withholding
Webster will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of Webster common stock, any dividends or distributions payable pursuant to the merger agreement or any other consideration otherwise payable pursuant to the merger agreement to any holder of Sterling common stock, Sterling series A preferred stock or Sterling equity awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of tax law. To the extent that amounts are so withheld by Webster or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Sterling common stock, Sterling series A preferred stock or Sterling equity awards in respect of which the deduction and withholding was made by Webster or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to Webster common stock or new Webster preferred stock will be paid to the holder of any unsurrendered old certificate until the holder thereof has surrendered such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to the whole shares of Webster common stock or shares of new Webster preferred stock which the shares of Sterling common stock or Sterling series A preferred stock, as applicable, represented by such old certificate have been converted into the right to receive.
Representations and Warranties
The merger agreement contains representations and warranties made by each of Webster and Sterling relating to a number of matters, including the following:
•	corporate matters, including due organization, qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;
•	required governmental and other regulatory filings and consents and approvals in connection with the merger;
•	reports to regulatory agencies;
•	SEC reports;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;
•	the absence of certain changes or events;
•	legal and regulatory proceedings;
•	tax matters;
•	employee benefit matters;
•	compliance with applicable laws;
•	certain material contracts;
•	absence of agreements with regulatory agencies;

•	risk management instruments;
•	environmental matters;
•	investment securities and commodities;
•	real property;
•	intellectual property;
•	related party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that could reasonably be expected to prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code;
•	the receipt of opinions of each party’s respective financial advisors;
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;
•	loan portfolio matters;
•	insurance matters; and
•	information security.
The merger agreement contains additional representations and warranties by Webster with respect to its health savings accounts business.
Certain representations and warranties of Webster and Sterling are qualified as to “materiality” or “material adverse effect.” As used in the merger agreement, a “material adverse effect” means, with respect to Webster, Sterling or the surviving corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements;
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changes, after the date of the merger agreement, in laws, rules or regulations (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any governmental entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case (the “pandemic measures”), in connection with or in response to any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto (the “pandemic”)) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the pandemic or any pandemic measures);

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changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the pandemic);

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public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) (other than for purposes of certain representations of Webster and Sterling) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred, except to the extent otherwise excepted by this bullet); or

•	the expenses incurred by Sterling or Webster in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement, except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Merger
During the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Sterling and Webster will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Sterling or Webster to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis. A party and its subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the pandemic or the pandemic measures. However, such party will provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under the merger agreement.
In addition, during the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules) or as required by law, neither Sterling nor Webster will, and neither Sterling nor Webster will permit any of their respective subsidiaries to, without the prior written consent of the other party to the merger agreement (such consent not to be unreasonably withheld, conditioned or delayed):
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other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Sterling or any of its wholly owned subsidiaries to Sterling or any of its wholly owned subsidiaries, on the one hand, or of Webster or any of its wholly owned subsidiaries to Webster or any of its wholly owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except (A) regular quarterly cash dividends by Sterling at a rate not in excess of $0.07 per share of Sterling common stock, (B) regular quarterly cash dividends by Webster at a rate not in excess of $0.40 per share of Webster common stock, (C) dividends paid by any of the subsidiaries of each of Sterling and Webster to Sterling or Webster or any of their wholly owned subsidiaries, respectively, (D) in the case of Sterling, dividends provided for and paid on shares of Sterling series A preferred stock in accordance with the terms of such Sterling series A preferred stock, (E) in the case of Webster, dividends provided for and paid on shares of Webster preferred stock in accordance with the terms of such Webster preferred stock, (F) in the case of Webster, regular distributions on outstanding trust preferred securities in accordance with their terms or (G) the acceptance of shares of Sterling common stock or Webster common stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

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grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Sterling or Webster or any of their respective subsidiaries, other than in the case of Webster, grants of options to purchase under the Webster Employee Stock Purchase Plan, as amended and restated effective April 1, 2019;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Sterling or Webster or their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Sterling or Webster or their respective subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly owned subsidiary of Sterling or Webster, as applicable;

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except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material contracts, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Sterling or Webster, or enter into certain material contracts;

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except as required under applicable law or the terms of any Sterling benefit plan or Webster benefit plan existing as of the date of the merger agreement, as applicable, (i) enter into, establish, adopt, amend or terminate any Sterling benefit plan or Webster benefit plan, or any arrangement that would be a Sterling benefit plan or a Webster benefit plan if in effect on the date of the merger agreement, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such Sterling benefit plan or Webster benefit plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $300,000 in connection with a promotion (permitted under the merger agreement) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new commercial banking hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any Sterling benefit plan or Webster benefit plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $300,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $300,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;
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settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $1,000,000 individually or $2,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its certificate of incorporation, its bylaws or comparable governing documents of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);
•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
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enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

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merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing actions prohibited by the merger agreement.

Regulatory Matters
Webster and Sterling have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) business days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Each of Webster and Sterling has the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Sterling or Webster, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. In exercising the foregoing right, each of the parties has agreed to act reasonably and as promptly as practicable. Each of Webster and Sterling has agreed to consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the transactions contemplated by the merger agreement and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law.
Each of Webster and Sterling has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. Notwithstanding the foregoing, nothing contained in the merger agreement will be deemed to require Webster or Sterling or any of their respective subsidiaries, and neither Webster nor Sterling nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).
To the extent permitted by applicable law, Webster and Sterling have agreed to, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of Webster, Sterling or any of their respective subsidiaries to any governmental entity in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement.
To the extent permitted by applicable law, Webster and Sterling have agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.
Employee Matters
Webster, as the surviving corporation, has agreed to provide the employees of Sterling and its subsidiaries as of the effective time (the “continuing employees”) during the period commencing at the effective time and ending on the first anniversary thereof (the “continuation period”), for so long as they are employed following the effective time, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such continuing employee immediately prior to the effective time; (ii) target cash incentive opportunities that are no less favorable than those provided to similarly situated employees of Webster and its subsidiaries (provided that if the effective time occurs in calendar year 2021, the continuing employees’ target cash incentive opportunities for such year will be no less favorable than those provided to each such continuing employee immediately prior to the effective time); and (iii) (x) all employee statutory entitlements and (y) all employee benefits (other than severance which will be provided as set forth in the last sentence of this paragraph) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Webster and its subsidiaries (provided that with respect to clause (iii), until such time as Webster fully integrates the continuing employees into its plans, participation in the Sterling benefit plans (other than severance) will be deemed to satisfy the foregoing standards). During the continuation period, each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be provided severance benefits under the applicable Sterling benefit plan, subject to such employee’s execution (and non-revocation) of a release of claims.
With respect to any employee benefit plans of Webster or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), Webster, as the surviving corporation, and its subsidiaries will (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Sterling benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a Sterling benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous Sterling benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plans, and (iii) recognize all service of such employees with Sterling and its subsidiaries for all purposes in any new plan to the same extent that such service was taken into account under the analogous Sterling benefit plan prior to the effective time. However, the foregoing service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
Upon at least twenty (20) business days’ notice prior to the effective time, Webster may request that Sterling terminate its 401(k) plan effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing, in which case, continuing employees will be eligible to participate in and make rollover contributions to the Webster 401(k) plan.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, the surviving corporation will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by Sterling pursuant to the certificate of incorporation of Sterling (the “Sterling certificate”), the bylaws of Sterling (the “Sterling bylaws”), the governing or organizational documents of any subsidiary of Sterling or any indemnification agreements in existence as of the date of the merger agreement that have been disclosed to Webster, each present and former director, officer or employee of Sterling and its subsidiaries (in each case, when acting in such capacity) (collectively, the “Sterling indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of Sterling or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement (provided that in the case of advancement of expenses, the Sterling indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Sterling indemnified party is not entitled to indemnification).
The merger agreement provides that for a period of six (6) years after the effective time, the surviving corporation will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Sterling (provided that the surviving corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Sterling or any of its subsidiaries arising from facts or events which occurred at or before the effective time. However, the surviving corporation will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by

Sterling for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the surviving corporation will cause to be maintained policies of insurance which, in the surviving corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Sterling, in consultation with, but only upon the consent of Webster, may (and at the request of Webster, Sterling will use its reasonable best efforts to) obtain at or prior to the effective time a six (6) year “tail” policy under Sterling’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.
The above obligations relating to indemnification and directors’ and officers’ insurance will survive the effective time and are intended to be for the benefit of, and will be enforceable by, each Sterling indemnified party and his or her heirs and representatives. If the surviving corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the surviving corporation will cause proper provision to be made so that the successors and assigns of the surviving corporation will expressly assume the above obligations relating to indemnification and directors’ and officers’ insurance.
Restructuring Efforts
The merger agreement provides that if either Sterling or Webster fails to obtain the requisite Sterling vote or the requisite Webster vote at the duly convened Sterling special meeting or Webster special meeting, as applicable, or any adjournment or postponement thereof, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided that neither party will have any obligation to alter or change any material terms, including the exchange ratio or the amount or kind of the consideration to be issued to holders of the capital stock of Sterling as provided for in the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement and/or the transactions contemplated by the merger agreement (or as restructured pursuant to the merger agreement) to its stockholders for adoption or approval.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Webster common stock and new Webster preferred stock (or depositary shares in respect thereof) to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, stockholder litigation relating to the transactions contemplated by the merger agreement, the assumption by Webster or Webster Bank of Sterling and Sterling Bank indebtedness and public announcements with respect to the transactions contemplated by the merger agreement.
Combined Company Governance and Headquarters Matters
Under the merger agreement, Webster and Sterling have agreed to certain provisions relating to the governance and headquarters of the combined company and combined bank, including with respect to the composition of the board of directors and management team of the combined company and the combined bank and the headquarters and main office of the combined company and the combined bank.
For a more detailed description of the governance matters relating to the combined company, see the section entitled “The Merger—Governance of the Combined Company After the Merger.”
Stockholder Meetings and Recommendation of the Webster Board of Directors and the Sterling Board of Directors
Each of Sterling and Webster have agreed to call a meeting of their respective stockholders to be held as soon as reasonably practicable after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective, for the purpose of obtaining (a) the requisite Sterling vote and the requisite Webster vote and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated by the merger agreement, and each of Sterling and Webster has agreed to use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of Webster and Sterling and their respective boards of directors will use its reasonable best efforts to obtain from the stockholders of Webster and Sterling, as applicable, the requisite Webster vote and the requisite Sterling vote, as applicable, including by communicating to the respective stockholders of Webster and Sterling its recommendation that the stockholders of Webster and Sterling, respectively, adopt the merger agreement (the “Webster board recommendation” and the “Sterling board recommendation,” respectively). Each of Webster and Sterling and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Webster board recommendation, in the case of Webster, or the Sterling board recommendation, in the case of Sterling, or fail to make such board recommendation in this joint proxy statement/prospectus, (ii) adopt, approve, recommend or endorse an acquisition proposal or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iii) fail to publicly and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the Webster board recommendation, in the case of Webster, or the Sterling board recommendation, in the case of Sterling, in each case within ten (10) business days (or such fewer number of days as remains prior to the Webster special meeting or the Sterling special meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (iv) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”). However, subject to the merger agreement, if the Webster board of directors or the Sterling board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Webster board recommendation or the Sterling board recommendation, as applicable, such board of directors may, in the case of Webster, prior to the receipt of the requisite Webster vote, and in the case of Sterling, prior to the receipt of the requisite Sterling vote, submit the merger agreement to its stockholders without recommendation (although the resolutions approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its stockholders in an appropriate amendment or supplement to this joint proxy statement/prospectus, to the extent required by law. However, such board of directors may not take any such actions unless it (1) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making, any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (2) at the end of such notice period, takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Webster board recommendation or the Sterling board recommendation, as the case may be. Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for purposes of the merger agreement and will require a new notice period as referred to in the merger agreement.
Each of Webster or Sterling has agreed to adjourn or postpone the Webster special meeting or the Sterling special meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Webster common stock or Sterling common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Sterling or Webster, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Sterling vote or the requisite Webster vote. Unless the merger agreement has been terminated in accordance with its terms, (x) the Webster special meeting must be convened and the merger agreement submitted to the stockholders of Webster at the Webster special meeting and (y) the Sterling special meeting must be convened and the merger agreement submitted to the stockholders of Sterling at the Sterling special meeting.
Agreement Not to Solicit Other Offers
Each of Webster and Sterling has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal. Notwithstanding the foregoing, in the event that after the date of the merger agreement and prior to the receipt of the requisite Sterling vote, in the case of Sterling, or the requisite Webster vote, in the case of Webster, a party receives an unsolicited bona fide written acquisition proposal, such party may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the acquisition proposal if the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. Prior to furnishing any such confidential or nonpublic information, such party must have entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement, dated March 22, 2021, between Webster and Sterling (the “confidentiality agreement”), which confidentiality agreement may not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than the other party with respect to any acquisition proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. Each party has agreed to use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to Webster or Sterling, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.
Conditions to Completion of the Merger
Webster’s and Sterling respective obligations to complete the merger are subject to the satisfaction (or waiver, as applicable) at or prior to the effective time of the following conditions:
•
adoption of the merger agreement and approval of the Webster certificate amendment by the stockholders of Webster by the requisite Webster vote and adoption of the merger agreement by the stockholders of Sterling by the requisite Sterling vote;

•
the shares of Webster common stock and new Webster preferred stock (or depositary shares in respect thereof) issuable pursuant to the merger agreement having been authorized for listing on the NYSE, in each case subject to official notice of issuance;

•
all requisite regulatory approvals (as defined in “The Merger—Regulatory Approvals”) having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired or been terminated, and no such requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition (as defined in “The Merger—Regulatory Approvals”);

•
the effectiveness under the Securities Act of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for that purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement, and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect;

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the effective time, and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect; and

•
receipt by such party of an opinion of Wachtell, Lipton, Rosen & Katz (in the case of Webster) and Squire Patton Boggs (US) LLP (in the case of Sterling), in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Webster and Sterling, reasonably satisfactory in form and substance to such counsel.

Neither Webster nor Sterling can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Webster vote or the requisite Sterling vote, in the following circumstances:
•	by mutual written consent of Webster and Sterling;
•
by either Webster or Sterling if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•
by either Webster or Sterling if the merger has not been consummated on or before April 18, 2022 (the “termination date”), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•
by either Webster or Sterling (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Sterling, in the case of a termination by Webster, or Webster, in the case of a termination by Sterling, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party, and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by Sterling prior to such time as the requisite Webster vote is obtained, if (i) Webster or the Webster board of directors has made a recommendation change or (ii) Webster or the Webster board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect; or

•
by Webster prior to such time as the requisite Sterling vote is obtained, if (i) Sterling or the Sterling board of directors has made a recommendation change or (ii) Sterling or the Sterling board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect.

Effect of Termination
In the event of termination of the merger agreement by either Webster or Sterling as provided under “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of Webster, Sterling, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee described below, and certain general provisions, and (ii) neither Webster nor Sterling will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement.
Termination Fee
Sterling will pay Webster a termination fee equal to $185.0 million by wire transfer of same-day funds (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Sterling board of directors or senior management of Sterling or has been made directly to the stockholders of Sterling generally or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Sterling special meeting) an acquisition proposal, in each case with respect to Sterling and (A) (x) thereafter the merger agreement is terminated by either Webster or Sterling pursuant to the third bullet under “—Termination of the Merger Agreement” above without the requisite Sterling vote having been obtained (and all other closing conditions set forth in the merger agreement and applicable to Sterling were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter the merger agreement is terminated by Webster pursuant to the fourth bullet under “—Termination of the Merger Agreement” above as a result of a willful breach by Sterling, and (B) prior to the date that is twelve (12) months after the date of such termination, Sterling enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Sterling will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Webster, the termination fee (provided that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•
in the event that the merger agreement is terminated by Webster pursuant to the last bullet under “—Termination of the Merger Agreement” above, then Sterling will pay Webster the termination fee within two (2) business days of the date of termination.

Webster will pay Sterling the termination fee if the merger agreement is terminated in the following circumstances:
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Webster board of directors or senior management of Webster or has been made directly to the stockholders of Webster generally or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Webster special meeting) an acquisition proposal, in each case with respect to Webster, and (A) (x) thereafter the merger agreement is terminated by either Webster or Sterling pursuant to the third bullet under “—Termination of the Merger Agreement” above without the requisite Webster vote having been obtained (and all other closing conditions set forth in the merger agreement and applicable to Webster were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter the merger agreement is terminated by Sterling pursuant to the fourth bullet under “—Termination of the Merger Agreement” above as a result of a willful breach by Webster, and (B) prior to the date that is twelve (12) months after the date of such termination, Webster enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Webster will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Sterling the termination fee (provided that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•
in the event that the merger agreement is terminated by Sterling pursuant to the second to last bullet under “—Termination of the Merger Agreement” above, then Webster will pay Sterling, by wire transfer of same day funds, the termination fee within two (2) business days of the date of termination.

Expenses
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger will be borne equally by Webster and Sterling.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Webster vote or the requisite Sterling vote, except that after adoption of the merger agreement by the respective stockholders of Webster or Sterling, there may not be, without further approval of the stockholders of Webster or Sterling, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement. However, after the receipt of the requisite Webster vote or the requisite Sterling vote, there may not be, without further approval of the stockholders of Webster or Sterling, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

Specific Performance
Webster and Sterling will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of Webster and Sterling waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined in this section) of Sterling common stock. This discussion does not address the tax consequences to U.S. holders of Sterling series A preferred stock. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to income taxes. This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this section.
For purposes of this section, the term “U.S. holder” means:
•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.
If a partnership holds Sterling common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Sterling common stock, you should consult your tax advisors.
This discussion is applicable to you only if you hold your shares of Sterling common stock as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity (or investor therein);
•	an insurance company;
•	a mutual fund;
•	a retirement plan, individual retirement account or other tax-deferred account;
•	a dealer in securities or foreign currencies;
•	a trader in securities who elects the mark-to-market method of accounting for your securities;
•	a holder of Sterling common stock subject to the alternative minimum tax provisions of the Code;
•	a holder of Sterling common stock who received Sterling common stock through the exercise of employee stock options or through a tax- qualified retirement plan or otherwise as compensation;
•	a person who is not a U.S. holder;
•	a real estate investment trust;
•	a regulated investment company;
•	a person who has a functional currency other than the U.S. dollar;
•	an expatriate of the United States;

•
a holder that holds (or that held, directly or constructively, at any time during the five (5) year period ending on the date of the disposition of your Sterling common stock pursuant to the merger) 5% or more of the outstanding Sterling common stock;

•	a holder of options granted under any Sterling benefit plan; or
•	a holder of Sterling common stock who holds Sterling common stock as part of a hedge, straddle or a constructive sale or conversion transaction.
In addition, this section does not address any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any consequences under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Sterling or Webster. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
Tax Consequences of the Merger Generally
Webster and Sterling intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the merger that Webster and Sterling each receive a legal opinion that the merger will so qualify. Assuming the merger does so qualify, the material U.S. federal income tax consequences of the merger are as follows:
•
you will not recognize gain or loss when you exchange your Sterling common stock solely for Webster common stock, except with respect to any cash received instead of a fractional share of Webster common stock;

•
your aggregate tax basis in the Webster common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the Sterling common stock you surrender; and

•
your holding period for the Webster common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will include your holding period for the shares of Sterling common stock that you surrender in the exchange.

If you acquired different blocks of Sterling common stock at different times and at different prices, your tax basis and holding period in your Webster common stock may be determined with reference to each block of Sterling common stock.
Cash Instead of Fractional Shares
If you receive cash instead of a fractional share of Webster common stock, you will be treated as having received the fractional share of Webster common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by Webster. You will generally recognize capital gain or loss on any cash received instead of a fractional share of Webster common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will generally constitute long-term capital gain or loss if your holding period in Sterling common stock surrendered in the merger is greater than one (1) year as of the effective time.
Closing Condition Tax Opinions
It is a condition to the closing of the merger that Webster and Sterling will receive opinions from Wachtell, Lipton, Rosen & Katz and Squire Patton Boggs (US) LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code. These opinions will be based on representation letters provided by Webster and Sterling to be delivered at closing of the merger, and on certain customary factual assumptions.

Neither of these tax opinions will be binding on the Internal Revenue Service (the “IRS”). Webster and Sterling have not and do not intend to seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
Information Reporting and Backup Withholding
If you are a non-corporate holder of Sterling common stock you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in Webster common stock. You will not be subject to backup withholding, however, if you:
•
furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the Form W-9 (or a suitable substitute or successor form) included in the letter of transmittal to be delivered to you following the completion of the merger and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.
This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

DESCRIPTION OF WEBSTER CAPITAL STOCK
As a result of the merger, Sterling stockholders will receive shares of Webster common stock in the merger and will become Webster stockholders. The following description summarizes the terms of the Webster capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Delaware law and the Webster certificate and Webster bylaws. The Webster certificate and the Webster bylaws are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.
Webster’s authorized capital stock consists of two hundred million (200,000,000) shares of common stock, par value $0.01 per share, and three million (3,000,000) shares of serial preferred stock, par value $0.01 per share. If the Webster authorized share count proposal is approved, the authorized capital stock of Webster will consist of four hundred million (400,000,000) shares of common stock, par value $0.01 per share, and three million (3,000,000) shares of serial preferred stock, par value $0.01 per share. As of the date of this joint proxy statement/prospectus, there were [  ] shares of Webster common stock issued and outstanding and 6,000 shares of Webster preferred stock issued and outstanding, all of which shares of Webster preferred stock are designated as Webster series F preferred stock. All outstanding shares of Webster capital stock are fully paid and non-assessable.
See the section entitled “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with Webster common stock and Sterling common stock.
The terms defined in this section shall only be used as such for the purposes of this section.
Webster Common Stock
Voting Rights
Holders of Webster common stock are entitled to one (1) vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Holders of Webster common stock do not have the right to cumulate their votes for the election of directors, which means that the holders of more than 50% of the shares of common stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so. In that event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Webster board of directors at that meeting.
Dividend Rights
The holders of Webster common stock and any class or series of stock entitled to participate with the holders of Webster common stock are entitled to receive dividends declared by the Webster board of directors out of any assets legally available for distribution. The Webster board of directors may not declare, and Webster may not pay, dividends or other distributions, unless Webster has paid or the Webster board of directors has declared or set aside all accumulated dividends and any sinking fund, retirement fund or other retirement payments on any class of stock having preference as to payments of dividends over Webster common stock. As a holding company, Webster’s ability to pay distributions is affected by the ability of Webster’s subsidiaries to pay dividends. The ability of each of Webster Bank and Webster to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.
Liquidation Rights
The holders of Webster common stock and the holders of any class or series of stock entitled to participate with the holders of Webster common stock as to the distribution of assets in the event of any liquidation, dissolution or winding up of Webster, whether voluntary or involuntary, will become entitled to participate equally in the distribution of any of Webster’s assets remaining after Webster has paid, or provided for the payment of, all of Webster’s debts and liabilities and after Webster has paid, or set aside for payment, to the holders of any class of stock having preference over Webster common stock in the event of liquidation, dissolution or winding up, the full preferential amounts, if any, to which they are entitled.
Miscellaneous
The holders of Webster common stock have no preemptive or conversion rights for any shares that may be issued. Webster common stock is not subject to additional calls or assessments. All shares of Webster common stock offered pursuant to a prospectus supplement, or issuable upon conversion, exchange or exercise of the Webster preferred stock or other convertible securities, will, when issued, be fully paid and non-assessable, which means that the full purchase price of the shares will have been paid and the holders of the shares will not be assessed any additional monies for the shares.
Transfer Agent and Registrar
The transfer agent and registrar for Webster common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
Webster common stock is listed on the NYSE under the symbol “WBS.”
For more information regarding the rights of holders of Webster common stock, see the section entitled “Comparison of Stockholders’ Rights.”
Webster Preferred Stock
The Webster board of directors is authorized without further stockholder action to cause the issuance of additional shares of Webster preferred stock. Any additional Webster preferred stock may be issued in one or more series, each with preferences, limitations, designations, conversion or exchange rights, voting rights, dividend rights, redemption provisions, voluntary and involuntary liquidation rights and other rights as the Webster board of directors may determine at the time of issuance.
This could have an anti-takeover effect and discourage a transaction that some or a majority of Webster’s stockholders might believe to be in their best interests or in which Webster’s stockholders might receive a premium for their shares of Webster common stock over the then market price of Webster common stock.
At the effective time, by virtue of the merger and without any action on the part of Webster, Sterling or any holder of securities thereof, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Webster preferred stock and, upon such conversion, the Sterling series A preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time. Webster anticipates that the new Webster preferred stock will be Webster’s series G preferred stock. For more information, see the section entitled “Description of New Webster Preferred Stock.”
Description of Webster Series F Preferred Stock
General
The Webster series F preferred stock is a single series of Webster preferred stock. Webster has issued 6,000,000 depositary shares, representing 6,000 shares of issued and outstanding Webster series F preferred stock. Broadridge Corporate Issuer Solutions, Inc. (the “Webster series F depositary”) is the sole holder of shares of Webster series F preferred stock. The holders of Webster series F depositary shares are required to exercise their proportional rights in the Webster series F preferred stock through the Webster series F depositary.
With respect to the payment of dividends and distributions upon liquidation, dissolution or winding up of Webster’s business and affairs, the Webster series F preferred stock ranks (i) senior to Webster common stock and each other series of Webster preferred stock Webster may issue (unless expressly provided otherwise in the certificate of designations creating such preferred stock), (ii) pari passu with each other series of Webster preferred stock which expressly provides in the certificate of designations creating such preferred stock that it will rank pari passu with the Webster preferred stock, and (iii) junior to all existing and future indebtedness and other non-equity claims on Webster and to each other series of Webster preferred stock which expressly provides in the certificate of designations creating such preferred stock that it will rank senior to the Webster series F preferred stock. The new Webster preferred stock to be issued as a result of the conversion of the Sterling series A preferred stock will rank pari passu with the Webster series F preferred stock.
The Webster series F preferred stock is not convertible into, or exchangeable for, shares of any other class or series of Webster capital stock or other securities. The Webster series F preferred stock is perpetual and has no maturity date.

Webster reserves the right to re-open the Webster series F preferred stock and issue additional shares of the Webster series F preferred stock either through public or private sales at any time and from time to time, without notice to or the consent of holders of the Webster series F preferred stock. In the event Webster issues additional shares of Webster series F preferred stock, Webster will cause a corresponding number of additional Webster series F depositary shares to be issued. The additional shares would form a single series with all previously issued shares of Webster series F preferred stock. In addition, Webster may from time to time, without notice to or consent of holders of the Webster series F preferred stock, issue additional shares of Webster preferred stock that rank equally with or junior to the Webster series F preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and distributions upon Webster’s liquidation, dissolution or winding up.
Dividends and Other Distributions
Dividends on the Webster series F preferred stock are not cumulative and are not mandatory. If the Webster board of directors (or a duly authorized committee thereof) does not declare a dividend on the Webster series F preferred stock in respect of a dividend period, then no dividend will be deemed to have accrued for such dividend period, no dividend will be payable on the applicable dividend payment date (as defined below), and Webster will have no obligation to pay any dividend for that dividend period, whether or not the Webster board of directors (or a duly authorized committee thereof) declares a dividend for any future dividend period with respect to the Webster series F preferred stock or at any future time with respect to any other class or series of Webster capital stock.
Holders of the Webster series F preferred stock are entitled to receive, when, as and if declared by the Webster board of directors (or a duly authorized committee thereof), out of assets legally available for the payment of dividends under the DGCL, non-cumulative cash dividends at a rate equal to 5.25% of the $25,000 per share liquidation amount of the Webster series F preferred stock (equivalent to $25 per depositary share) per annum, payable in arrears on each dividend payment date with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.
If declared by the Webster board of directors (or a duly authorized committee thereof), Webster pays dividends on the Webster series F preferred stock quarterly on March 15, June 15, September 15 and December 15 of each year that began on March 15, 2018 (each such date, a “dividend payment date”). If any dividend payment date falls on a day other than a business day, then any dividend declared and otherwise payable on that dividend payment date is paid on the next business day without any adjustment to the amount of dividends paid. A business day means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.
A dividend period for the Webster series F preferred stock is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period for shares of the Webster series F preferred stock commenced on and included the date Webster first issued such shares of the Webster series F preferred stock. Dividends payable on the Webster series F preferred stock are computed on the basis of a 360-day year consisting of twelve (12) thirty (30) day months. Dollar amounts resulting from that calculation are rounded to the nearest cent, with one-half cent being rounded upward. Webster does not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Webster series F preferred stock.
Dividends are payable to holders of record of the Webster series F preferred stock as they appear on Webster’s stock register on the applicable record date, which is the fifteenth (15th) day before the applicable dividend payment date, or such other record date, no more than sixty (60) days nor less than ten (10) days before the applicable dividend payment date, as is fixed by the Webster board of directors (or a duly authorized committee thereof) (the “dividend record date”). A dividend record date established for the Webster series F preferred stock need not be a business day. The corresponding record dates for the Webster series F depositary shares are the same as the record dates for the Webster series F preferred stock.
Dividends on the Webster series F preferred stock will cease to accrue on the redemption date, if any, as described below under “—Redemption.”
So long as any share of the Webster series F preferred stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of the Webster series F preferred stock and (ii) Webster is not in default on its obligation to redeem any shares of Webster series F preferred stock that have been called for redemption:
•
no dividend may be declared, paid or set aside for payment and no distribution may be declared, made or set aside for payment on any junior stock (as defined below) (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•
no shares of junior stock may be repurchased, redeemed or otherwise acquired for consideration by Webster, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor may any monies be paid to or made available for a sinking fund for the redemption of any such securities by Webster; and

•
no shares of dividend parity stock (as defined below) may be repurchased, redeemed or otherwise acquired for consideration by Webster, directly or indirectly, during a dividend period, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Webster series F preferred stock and such dividend parity stock, (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor may any monies be paid to or made available for a sinking fund for the redemption of any such securities by Webster.

When dividends are not paid in full upon the shares of the Webster series F preferred stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the Webster series F preferred stock and the dividend parity stock are shared based on the ratio between the then-current dividends due on shares of the Webster series F preferred stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.
Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or otherwise) as may be determined by the Webster board of directors (or a duly authorized committee thereof) may be declared and paid on any class or series of junior stock or any dividend parity stock from time to time out of assets legally available for such payment, and the holders of Webster series F preferred stock will not be entitled to participate in any such dividend. Holders of the Webster series F preferred stock are not entitled to receive any dividends not declared by the Webster board of directors (or a duly authorized committee thereof) and no interest, or sum of money in lieu of interest, is payable in respect of any dividend not so declared.

As used in this section entitled “—Description of Webster Series F Preferred Stock”:
•
“junior stock” refers to Webster common stock and any other class or series of Webster capital stock now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Webster series F preferred stock as to (i) payment of dividends and (ii) distributions upon Webster’s liquidation, dissolution or winding up; and

•
“dividend parity stock” refers to any other class or series of Webster capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Webster series F preferred stock as to the payment of dividends (regardless whether such capital stock bears dividends on a non-cumulative or cumulative basis).

The new Webster preferred stock to be issued as a result of the conversion of the Sterling series A preferred stock will be a dividend parity stock with the Webster series F preferred stock.
The payment of dividends on the Webster series F preferred stock is subject to the priority provisions and other restrictions described under “—Dividends” above. Webster’s ability to pay dividends on the Webster series F preferred stock is also dependent on Webster’s ability to receive dividends from its subsidiaries.
Further, dividends on the Webster series F preferred stock may not be declared, paid or set aside for payment if Webster fails to comply, or if and to the extent such act would cause Webster to fail to comply, with applicable laws and regulations, including any capital adequacy guidelines or regulations of the Federal Reserve Board or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency (as defined in Section 3(q) of the Federal Deposit Insurance Act (the “FDI Act”)).
Redemption
The Webster series F preferred stock is perpetual and has no maturity date. The Webster series F preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions.
Neither the holders of Webster series F preferred stock nor holders of Webster series F depositary shares have the right to require the redemption or repurchase of the Webster series F preferred stock.
Webster may redeem the Webster series F preferred stock at its option, through a resolution duly adopted by the Webster board of directors (or a duly authorized committee thereof), in whole or in part, from time to time, subject to the approval of the appropriate federal banking agency, on December 15, 2022 or any dividend payment date occurring thereafter, at a price equal to $25,000 per share (equivalent to $25 per depositary share), plus (except as otherwise provided) the per share amount of any declared and unpaid dividends (without accumulation of any undeclared dividends) on the Webster series F preferred stock prior to the date fixed for redemption (the “redemption date”).
Notwithstanding the foregoing, following Webster’s good faith determination that an event has occurred that would constitute a regulatory capital treatment event (as defined below), Webster may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem the Webster series F preferred stock in accordance with the procedures described below, and subsequently redeem, in whole but not in part, the Webster series F preferred stock at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
As used in this section entitled “—Description of Webster Series F Preferred Stock,” “regulatory capital treatment event” refers to Webster’s good faith determination that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of the Webster series F preferred stock, (ii) any proposed change in those laws or regulations that is announced or becomes effective (or will become effective) after the initial issuance of any share of the Webster series F preferred stock or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Webster series F preferred stock, there is more than an insubstantial risk that Webster will not be entitled to treat the full liquidation value of the shares of Webster series F preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations promulgated by the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Webster series F preferred stock is outstanding.
If any shares of Webster series F preferred stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable redemption date against the surrender to Webster or its agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a redemption date but occurring after the dividend record date for any dividend period will not be paid to the holder of Webster series F preferred stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.
If any shares of Webster series F preferred stock are to be redeemed, a notice of redemption will be given by first class mail to the holders of record of the Webster series F preferred stock to be redeemed at their respective last addresses appearing on the books of Webster (provided that if the Webster series F preferred stock is held in book-entry form through the Depository Trust Company (“DTC”), Webster may give such notice in any manner permitted by DTC). Any notice of redemption will be mailed at least thirty (30) days and no more than sixty (60) days before the redemption date, and each notice of redemption will include a statement setting forth:
•	the redemption date;
•
the number of shares of the Webster series F preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of Webster series F preferred stock to be redeemed from the holder;

•	the redemption price; and
•	the place or places where the certificates evidencing shares of Webster series F preferred stock are to be surrendered for payment of the redemption price.
Any notice of redemption mailed or otherwise delivered as described above will be conclusively presumed to have been duly given, whether or not any holder of the Webster series F preferred stock receives such notice. Failure to duly give notice of redemption, or any defect in such notice, to any holder of shares of Webster series F preferred stock designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Webster series F preferred stock.
In case of any redemption of only part of the shares of the Webster series F preferred stock at the time outstanding, the shares to be redeemed will be selected either pro rata or by lot.
If notice of redemption has been duly given and, if on or before the redemption date specified in such notice, Webster has set aside all funds necessary for the redemption, separate and apart from Webster’s other assets, in trust for the pro rata benefit of the holders of the shares of Webster series F preferred stock called for redemption, so as to be and continue to be available therefor, or deposited with a bank or trust company selected by the Webster board of directors (or any duly authorized committee thereof) (the “redemption depository”) in trust for the pro rata benefit of the holders of the shares of Webster series F preferred stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares of Webster series F preferred stock called for redemption will cease to be outstanding, all dividends with respect to such shares of Webster series F preferred stock will cease to accrue after the redemption date, and all rights with respect to such shares will forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the redemption date from the funds so deposited, without interest. Webster will be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption will have no claim to any such interest. Any funds so deposited and unclaimed at the end of three (3) years from the redemption date will, to the extent permitted by law, be released or repaid to Webster, and in the event of such repayment, the holders of record of the shares of Webster series F preferred stock called for redemption will be determined to be Webster’s unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to Webster, but will in no event be entitled to any interest.

Under the Federal Reserve Board’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Webster series F preferred stock is subject to prior approval by the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve Board applicable to redemption of the Webster series F preferred stock.
See the section entitled “—Description of Webster Series F Depositary Shares—Redemption of Depositary Shares” for information about redemption of the depositary shares relating to the Webster series F preferred stock.
Liquidation Rights
In the event Webster liquidates, dissolves or winds up its business and affairs, either voluntarily or involuntarily, holders of the Webster series F preferred stock are entitled to receive a liquidating distribution of $25,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends prior to the date of payment of such liquidating distribution (but without any amount in respect of dividends that have not been declared prior to such payment date), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to Webster series F preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution or winding up of Webster’s business and affairs, and before Webster makes any distribution of assets to the holders of Webster common stock or any other class or series of Webster capital stock ranking junior to the Webster series F preferred stock with respect to distributions upon Webster’s liquidation, dissolution or winding up. After payment of the full amount of the liquidating distribution described above, the holders of the Webster series F preferred stock will not be entitled to any further participation in any distribution of Webster’s assets.
In any such distribution, if Webster’s assets or the proceeds thereof are not sufficient to pay the full liquidation preferences (as defined below) to all holders of the Webster series F preferred stock and all holders of liquidation parity stock (as defined below), if any, as to such distribution with the Webster series F preferred stock, the amounts paid to the holders of Webster series F preferred stock and liquidation parity stock, if any, will be paid pro rata in accordance with the respective aggregate liquidation preferences of the Webster series F preferred stock and such liquidation parity stock.
As used in this section entitled “—Description of Webster Series F Preferred Stock,” “liquidation preference” refers to, with respect to any class or series of Webster capital stock, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon Webster’s liquidation, dissolution or winding up (assuming no limitation on Webster’s assets available for such distribution), including an amount equal to any declared but unpaid dividends (and in the case of any holder of capital stock on which dividends cumulate, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).
If the liquidation preference has been paid in full to all holders of Webster series F preferred stock and liquidation parity stock, if any, the holders of Webster common stock or any other class or series of shares ranking junior to the Webster series F preferred stock with respect to distributions upon Webster’s liquidation, dissolution or winding up will be entitled to receive all Webster’s remaining assets or the proceeds thereof according to their respective rights and preferences.
Webster’s merger or consolidation with any other entity, including a merger or consolidation in which the holders of Webster series F preferred stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of Webster’s assets (for cash, securities or other property), will not constitute a liquidation, dissolution or winding up of Webster’s business or affairs.
As used in this section entitled “—Description of Webster Series F Preferred Stock,” “liquidation parity stock” refers to any other class or series of Webster capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Webster series F preferred stock as to the payment of distributions upon Webster’s liquidation, dissolution or winding up, including the new Webster preferred stock to be issued as a result of the conversion of the Sterling series A preferred stock.
Voting Rights
Except as provided below or as may be required by law, the holders of the Webster series F preferred stock have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of Webster capital stock, and are not entitled to participate in meetings of holders of Webster common stock or to call a meeting of the holders of any one or more classes or series of Webster capital stock for any purpose. Each holder of Webster series F preferred stock has one (1) vote per share (except as otherwise indicated below) on any matter on which holders of Webster series F preferred stock are entitled to vote, including when acting by written consent.
All voting rights conferred on the Webster series F preferred stock do not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required will be effected, all outstanding shares of Webster series F preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds for the redemption have been set aside.
If and when dividends on the Webster series F preferred stock have not been declared and paid in an aggregate amount in full for at least six (6) quarterly dividend periods (whether or not consecutive) (a “non-payment event”), the authorized number of directors then constituting the Webster board of directors will automatically be increased by two (2). Holders of the Webster series F preferred stock, together with the holders of all other affected classes and series of voting parity stock (as defined below), voting as a single class, will be entitled to elect the two (2) additional members of the Webster board of directors (the “preferred stock directors”) at any annual or special meeting of stockholders at which directors are to be elected or any special meeting of the holders of the Webster series F preferred stock and any voting parity stock for which dividends have not been paid, called as provided below; provided that the election of any such directors will not cause Webster to violate the corporate governance requirements of the NYSE (or any other exchange or other trading facility on which Webster’s securities may be listed or traded) that listed or quoted companies must have a majority of independent directors; and provided, further, that the Webster board of directors will, at no time, include more than two (2) preferred stock directors.
At any time after this voting power has vested as described above, Webster’s Corporate Secretary may, and upon the written request of holders of record of at least 20% of the aggregate number of outstanding shares of Webster series F preferred stock and voting parity stock, will call a special meeting for the election of the preferred stock directors. Notice for a special meeting will be given in a similar manner to that provided in the Webster bylaws for a special meeting of the stockholders, or as required by law. If Webster’s Corporate Secretary is required to call a meeting but does not do so within twenty (20) days after receipt of any such request, then any holder of shares of the Webster series F preferred stock may (at Webster’s expense) call such meeting, upon notice as provided in this section, and for that purpose only such holder of Webster series F preferred stock will have access to Webster’s stock books. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of Webster’s stockholders unless they have been previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by the Webster board of directors to serve until the next annual meeting of the stockholders upon the nomination of the then remaining preferred stock director or if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of the Webster series F preferred stock and all voting parity stock for which dividends have not been paid, voting as a single class. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Webster series F preferred stock and all voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors are entitled to one (1) vote per director on any matter.
Whenever full dividends have been paid on the Webster series F preferred stock for four (4) consecutive dividend periods after a non-payment event, then the right of the holders of the Webster series F preferred stock to elect the preferred stock directors ceases (but subject always to the same provisions for the vesting of these voting rights in the case of any non-payment event in respect of future dividend periods). When the rights of the Webster series F preferred stock and any voting parity stock to elect preferred stock directors have all ceased, the terms of office of all preferred stock directors will immediately terminate and the number of directors constituting the Webster board of directors will be reduced accordingly.
As used in this section entitled “—Description of Webster Series F Preferred Stock,” “voting parity stock” refers to the Webster series F preferred stock and any and all series of dividend parity stock having voting rights to elect directors upon the non-payment of dividends equivalent to those described above.
Under regulations adopted by the Federal Reserve, if the holders of any series of Webster preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 5% or more if it otherwise is deemed by the Federal

Reserve to exercise a “controlling influence” over Webster, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series of voting securities.
So long as any shares of Webster Series F preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Webster certificate, the affirmative vote or consent of the holders of at least two-thirds (2/3) of all of the then-outstanding shares of Webster series F preferred stock entitled to vote thereon, voting separately as a single class, will be required to:
•
authorize or increase the authorized amount of, or issue shares of, any class or series of Webster capital stock ranking senior to the Webster series F preferred stock with respect to payment of dividends or as to distributions upon Webster’s liquidation, dissolution or winding up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of Webster capital stock; or

•
amend the provisions of the Webster certificate, including the certificate of designations creating the Webster series F preferred stock or any other series of Webster preferred stock, so as to materially and adversely affect the special powers, preferences, privileges or rights of the Webster series F preferred stock, taken as a whole.

When determining the application of the supermajority voting rights described in this section, the authorization, creation and issuance, or an increase in the authorized or issued amount of, junior stock or any series of preferred stock, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock, that ranks equally with the Webster series F preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon Webster’s liquidation, dissolution or winding up will not be deemed to adversely affect the powers, preferences, privileges or rights, and will not require the affirmative vote or consent of, the holders of any outstanding shares of Webster series F preferred stock.
Description of Webster Series F Depositary Shares
Webster has issued 6,000,000 depositary shares representing proportional fractional interests in 6,000 shares of the Webster series F preferred stock. Each Webster series F depositary share represents a 1/1,000th interest in a share of Webster series F preferred stock, and is evidenced by depositary receipts. Webster has deposited the underlying shares of the Webster series F preferred stock with a depositary pursuant to a deposit agreement among Webster, Broadridge Corporate Issuer Solutions, Inc. (the “Webster series F depositary”), and the holders from time to time of the depositary receipts evidencing the depositary shares (the “Webster series F deposit agreement”). Subject to the terms of the Webster series F deposit agreement, each holder of a Webster series F depositary share is entitled, through the Webster series F depositary, in proportion to the applicable fraction of a share of Webster series F preferred stock represented by such Webster series F depositary share, to all the rights and preferences of the Webster series F preferred stock represented thereby (including dividend, voting, redemption and liquidation rights).
As used in this section entitled “—Description of Webster Series F Depositary Shares,” references to “holders” of depositary shares mean those who own Webster series F depositary shares registered in their own names on the books that Webster or the Webster series F depositary maintain for this purpose. DTC is the only registered holder of the depositary receipts representing the depositary shares. References to “holders” of depositary shares do not include indirect holders who own beneficial interests in Webster series F depositary shares registered in street name or issued in book-entry form through DTC.
Dividends and Other Distributions
Each dividend payable on a Webster series F depositary share is in an amount equal to 1/1,000th of the dividend declared and payable on the related share of the Webster series F preferred stock.
The Webster series F depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Webster series F preferred stock to the record holders of Webster series F depositary shares in proportion to the number of depositary shares held by the holders. If Webster makes a distribution other than in cash, the Webster series F depositary will distribute any such amounts of the securities or property received by it to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the Webster series F depositary may, with Webster’s approval, sell the property and distribute the net proceeds from the sale to the holders of the Webster series F depositary shares.
Record dates for the payment of dividends and other matters relating to the Webster series F depositary shares are the same as the corresponding record dates for the Webster series F preferred stock.
The amounts distributed to holders of Webster series F depositary shares will be reduced by any amounts required to be withheld by the Webster series F depositary or by Webster on account of taxes or other governmental charges. The Webster series F depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Webster series F depositary shares or the shares of the Webster series F preferred stock until such taxes or other governmental charges are paid.
Redemption
If Webster redeems the Webster series F preferred stock represented by the Webster series F depositary shares, the Webster series F depositary shares will be redeemed from the proceeds received by the Webster series F depositary resulting from the redemption of the Webster series F preferred stock held by the Webster series F depositary. The redemption price per Webster series F depositary share is expected to be equal to 1/1,000th of the redemption price per share payable with respect to the Webster series F preferred stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
Whenever Webster redeems shares of Webster series F preferred stock held by the Webster series F depositary, the Webster series F depositary will redeem, as of the same redemption date, the number of Webster series F depositary shares so redeemed. If fewer than all of the outstanding Webster series F depositary shares are redeemed, the Webster series F depositary will select the Webster series F depositary shares to be redeemed pro rata, by lot or by any other equitable manner as Webster may decide. The Webster series F depositary will mail notice of redemption to record holders of the depositary receipts not less than thirty (30) days and not more than sixty (60) days prior to the date fixed for redemption of the Webster series F preferred stock and the related Webster series F depositary shares.
Voting Rights
Because each Webster series F depositary share represents a 1/1,000th interest in a share of the Webster series F preferred stock, holders of depositary receipts are entitled to 1/1,000th of a vote per Webster series F depositary share under those limited circumstances in which holders of the Webster series F preferred stock are entitled to a vote.
When the Webster series F depositary receives notice of any meeting at which the holders of the Webster series F preferred stock are entitled to vote, the Webster series F depositary will mail or transmit by such other method approved by the Webster series F depositary, in its reasonable discretion, the information contained in the notice to the record holders of the Webster series F depositary shares relating to the Webster series F preferred stock. Each record holder of the Webster series F depositary shares on the record date, which will be the same date as the record date for the Webster series F preferred stock, may instruct the Webster series F depositary to vote the amount of the Webster series F preferred stock represented by the holder’s Webster series F depositary shares. To the extent possible, the Webster series F depositary will vote the amount of the Webster series F preferred stock represented by Webster series F depositary shares in accordance with the instructions it receives. Webster has agreed to take all reasonable actions that the Webster series F depositary determines are necessary to enable the Webster series F depositary to vote as instructed. If the Webster series F depositary does not receive specific instructions from the holders of any Webster series F depositary shares, it will not vote the amount of the Webster series F preferred stock represented by such Webster series F depositary shares.
Preemptive and Conversion Rights
The holders of the Webster series F depositary shares do not have any preemptive or conversion rights.

Depositary, Transfer Agent and Registrar
The Webster series F depositary is the depositary, transfer agent and registrar for the Webster series F preferred stock and the Webster series F depositary shares. Webster may, in its sole discretion, remove the Webster series F depositary in accordance with the Webster series F deposit agreement; provided that Webster will appoint a successor depositary who will accept such appointment prior to the effectiveness of the Webster series F depositary’s removal.
Form
The Webster series F depositary shares are issued in book-entry form through DTC. The Webster series F preferred stock are issued in registered form to the Webster series F depositary.
Listing
The Webster series F depositary shares are listed on the NYSE under the symbol “WBS PrF.”
Anti-Takeover Provisions
A number of provisions of the DGCL and the Webster certificate and the Webster bylaws could have an anti-takeover effect and make the acquisition of Webster more difficult by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Webster to negotiate first with the Webster board of directors.
DGCL
Webster is subject to Section 203 of the DGCL, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits Webster from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:
•	the Webster board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;
•
upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of Webster’s voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date the person became an interested stockholder, the Webster board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:
•	any merger or consolidation involving Webster and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of Webster’s assets;
•	in general, any transaction that results in the issuance or transfer by Webster of any of Webster’s stock to the interested stockholder;
•	any transaction involving Webster that has the effect of increasing the proportionate share of Webster’s stock owned by the interested stockholders; and
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through Webster.
In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Certain Provisions of the Webster Certificate and Webster Bylaws
The Webster certificate and Webster bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for Webster’s stockholders to change management or receive a premium for their shares. These provisions include:
•
the requirement under the Webster certificate that certain actions involving an “interested shareholder” (generally defined in the Webster certificate as a holder of 10% or more of the voting power of Webster) are approved by the affirmative vote of 80% of Webster stockholders;

•	authorization for the Webster board of directors to issue shares of one or more series of preferred stock without stockholder approval;
•	a requirement that stockholder action without a meeting requires unanimous written consent;
•	the inability of stockholders to generally call special meetings;
•	the inability of stockholders to fill vacancies on the Webster board of directors;
•
the requirement that any stockholders that wish to bring business before Webster’s annual meeting of stockholders or nominate candidates for election as directors at Webster’s annual meeting of stockholders must provide timely notice of their intent in writing and comply with the other requirements set forth in the Webster bylaws; and

•	a prohibition on cumulative voting in the election of directors.

DESCRIPTION OF NEW WEBSTER PREFERRED STOCK
At the effective time, by virtue of the merger and without any action on the part of Webster, Sterling or any holder of the Sterling series A preferred stock or the new Webster preferred stock, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive a share of new Webster preferred stock. The following briefly summarizes the terms and provisions of the new Webster preferred stock. This summary contains a description of the material terms of the new Webster preferred stock, and it is qualified in its entirety by reference to the Webster certificate, including the Webster certificate amendment to be adopted in connection with the merger attached to this joint proxy statement/prospectus as Annex B, the certificate of designations creating the new Webster preferred stock, and the applicable provisions of Delaware law and federal law governing bank holding companies. The terms defined in this section shall only be used as such for the purposes of this section.
General
The Webster certificate currently authorizes the Webster board of directors, without further stockholder action, to cause Webster to issue up to 3,000,000 shares of Webster preferred stock, par value $0.01 per share, and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights of the shares of each series of Webster preferred stock and the qualifications, limitations and restrictions thereof. The Webster certificate may be amended from time to time to increase the number of authorized shares of Webster preferred stock. Any such amendment would require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting. As of the date of this joint proxy statement/prospectus, there are 6,000 shares of Webster series F preferred stock issued and outstanding.
In connection with the merger, each share of Sterling series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Webster preferred stock. Webster will file a certificate of designations classifying and designating 135,000 shares of authorized but unissued Webster preferred stock, as new Webster preferred stock, with the preferences and rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as described below. Webster anticipates that the new Webster preferred stock will be Webster’s series G preferred stock.
New Webster Preferred Stock
Rank
With respect to the payment of dividends and distributions upon liquidation, dissolution, or winding up of Webster’s business and affairs, the new Webster preferred stock will rank (i) senior to Webster common stock, (ii) pari passu with the Webster series F preferred stock and each other series of Webster preferred stock which expressly provides in the certificate of designations creating such preferred stock that it ranks pari passu with the new Webster preferred stock, and (iii) junior to all existing and future indebtedness and other non-equity claims on Webster, and to each other series of Webster preferred stock which expressly provides in the certificate of designations creating such preferred stock that it ranks senior to the new Webster preferred stock.
The new Webster preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of Webster capital stock or other securities. The new Webster preferred stock will be perpetual and have no maturity date.
Dividends and Other Distributions
Dividends on the new Webster preferred stock will not be cumulative or mandatory. If the Webster board of directors (or a duly authorized committee thereof) does not declare a dividend on the new Webster preferred stock in respect of a dividend period, then no dividend will be deemed to have accrued for such dividend period, no dividend will be payable on the applicable dividend payment date (as defined below), and Webster will have no obligation to pay any dividend for that dividend period, whether or not the Webster board of directors (or a duly authorized committee thereof) declares a dividend for any future dividend period with respect to the new Webster preferred stock or at any future time with respect to any other class or series of Webster capital stock.
Holders of new Webster preferred stock will be entitled to receive, when, as and if declared by the Webster board of directors (or a duly authorized committee thereof), out of assets legally available for the payment of dividends under the DGCL, non-cumulative cash dividends at a rate equal to 6.50% of the $1,000 per share liquidation amount of the new Webster preferred stock (equivalent to $25 per depositary share) per annum, payable in arrears on each dividend payment date with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.
When declared by the Webster board of directors (or a duly authorized committee thereof), Webster will pay dividends on the new Webster preferred stock quarterly on January 15, April 15, July 15 and October 15 of each year (a “dividend payment date”). If any dividend payment date falls on a day other than a business day, then any dividend declared and otherwise payable on that dividend payment date will be paid on the next business day without any adjustment to the amount of dividends paid. A business day means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close. Prior to closing the merger before the Sterling series A preferred stock is converted into the new Webster preferred stock, Sterling will continue paying dividends on the Sterling series A preferred stock in accordance with the terms of the applicable certificate of designations.
A dividend period for the new Webster preferred stock will be the period from, and including, a dividend payment date to, but excluding, the next dividend payment date. Dividends payable on the new Webster preferred stock will be computed on the basis of a three hundred and sixty (360) day year consisting of twelve (12) thirty (30) day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Webster will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the new Webster preferred stock.
Dividends will be payable to holders of record of new Webster preferred stock as they appear on the Webster stock register on the applicable dividend record date, which is the fifteenth (15th) day before the applicable dividend payment date, or such other record date, no more than sixty (60) days nor less than ten (10) days before the applicable dividend payment date, as will be fixed by the Webster board of directors (or a duly authorized committee thereof). A dividend record date established for the new Webster preferred stock need not be a business day. The corresponding record dates for the new Webster depositary shares will be the same as the record dates for the new Webster preferred stock.
Dividends on the new Webster preferred stock will cease to accrue on the redemption date, if any, as described below under “—Redemption.”
So long as any share of new Webster preferred stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of new Webster preferred stock, and (ii) Webster is not in default on its obligation to redeem any shares of new Webster preferred stock that have been called for redemption:
•
no dividend will be declared, paid or set aside for payment, and no distribution will be declared, made or set aside for payment on any junior stock (as defined below) (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•
no shares of junior stock will be repurchased, redeemed or otherwise acquired for consideration by Webster, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the issuance of the shares, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by Webster; and

•
no shares of dividend parity stock (as defined below) will be repurchased, redeemed, or otherwise acquired for consideration by Webster, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Webster preferred stock and such dividend parity stock, (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the issuance of the shares, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by Webster.
When dividends are not paid in full upon the shares of new Webster preferred stock and any dividend parity stock (including the Webster series F preferred stock), all dividends paid or declared for payment on a dividend payment date with respect to the new Webster preferred stock and the dividend parity stock will be shared based on the ratio between the then-current dividends due on shares of new Webster preferred stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock, and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.
Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or otherwise) as may be determined by the Webster board of directors (or a duly authorized committee thereof) may be declared and paid on any class or series of junior stock or any dividend parity stock from time to time out of assets legally available for such payment, and the holders of new Webster preferred stock would not be entitled to participate in any such dividend. Holders of the new Webster preferred stock will not be entitled to receive any dividends not declared by the Webster board of directors (or a duly authorized committee thereof) and no interest, or sum of money in lieu of interest, will be payable in respect of any dividend not so declared.
As used in this section entitled “—New Webster Preferred Stock,” (a) the term “junior stock” refers to Webster common stock and any other class or series of Webster capital stock now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the new Webster preferred stock as to (i) payment of dividends and (ii) distributions upon Webster’s liquidation, dissolution, or winding up; and (b) the term “dividend parity stock” refers to the Webster series F preferred stock and any other class or series of Webster capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the new Webster preferred stock as to the payment of dividends (regardless whether such capital stock bears dividends on a non-cumulative or cumulative basis).
The payment of dividends on the new Webster preferred stock is subject to the priority provisions and other restrictions described under “—Dividends” above. Webster’s ability to pay dividends on the new Webster preferred stock is also dependent on Webster’s ability to receive dividends from its subsidiaries.
Further, dividends on the new Webster preferred stock will not be declared, paid or set aside for payment if Webster fails to comply, or if and to the extent such act would cause Webster to fail to comply, with applicable laws and regulations, including any capital adequacy guidelines or regulations of the Federal Reserve Board or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency (as defined in Section 3(q) of the FDI Act).
Redemption
The new Webster preferred stock will be perpetual and have no maturity date. The new Webster preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.
Neither the holders of new Webster preferred stock nor holders of new Webster depositary shares will have the right to require the redemption or repurchase of the new Webster preferred stock.
Webster will be able to redeem the new Webster preferred stock at its option, subject to approval from the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), through a resolution duly adopted by the Webster board of directors (or a duly authorized committee thereof), in whole or in part, from time to time, on October 15, 2022 or any dividend payment date occurring thereafter, subject to the approval of the appropriate federal banking agency, at a price equal to $1,000 per share (equivalent to $25 per depositary share), plus (except as otherwise provided) the per share amount of any declared and unpaid dividends (without accumulation of any undeclared dividends) on the new Webster preferred stock prior to the date fixed for redemption, defined as the redemption date.
Notwithstanding the foregoing, following a Webster good faith determination that an event has occurred that would constitute a regulatory capital treatment event (as defined below), Webster may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem in accordance with the procedures described below, and subsequently redeem new Webster preferred stock, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
A “regulatory capital treatment event” refers to a Webster good faith determination that, as a result of  (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of new Webster preferred stock; (ii) any proposed change in those laws or regulations that is announced or becomes effective (or will become effective) after the initial issuance of any share of new Webster preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of new Webster preferred stock, there is more than an insubstantial risk that Webster will not be entitled to treat the full liquidation value of the shares of new Webster preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations promulgated by the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), as then in effect and applicable, for as long as any share of new Webster preferred stock is outstanding.
If any shares of new Webster preferred stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable redemption date against the surrender to Webster or its agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a redemption date but occurring after the dividend record date for any dividend period will not be paid to the holder of new Webster preferred stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.
If any shares of new Webster preferred stock are to be redeemed, a notice of redemption will be given by first class mail to the holders of record of the new Webster preferred stock to be redeemed at their respective last addresses appearing on the Webster books (provided that if the new Webster preferred stock is held in book-entry form through DTC, Webster may give such notice in any manner permitted by DTC). Any notice of redemption must be mailed at least thirty (30) days and no more than sixty (60) days before the redemption date, and each notice of redemption will include a statement setting forth:
•	the redemption date;
•
the number of shares of the new Webster preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of new Webster preferred stock to be redeemed from the holder;

•	the redemption price; and
•	the place or places where the certificates evidencing shares of new Webster preferred stock are to be surrendered for payment of the redemption price.
Any notice of redemption mailed or otherwise delivered as described above will be conclusively presumed to have been duly given, whether or not any holder of the new Webster preferred stock receives such notice. Failure to duly give notice of redemption, or any defect in such notice, to any holder of shares of new Webster preferred stock designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of new Webster preferred stock.

In case of any redemption of only part of the shares of the new Webster preferred stock at the time outstanding, the shares to be redeemed will be selected either pro rata, by lot or in such other manner as Webster (pursuant to a resolution adopted by the Webster board of directors or a duly authorized committee thereof) may determine to be fair and equitable.
If notice of redemption has been duly given and, if on or before the redemption date specified in such notice, Webster has set aside all funds necessary for the redemption, separate and apart from Webster’s other assets, in trust for the pro rata benefit of the holders of the shares of new Webster preferred stock called for redemption, so as to be and continue to be available therefor, or deposited with a bank or trust company doing business in the Borough of Manhattan in the City of New York, and having a capital and surplus of at least $500 million and selected by the Webster board of directors (or any duly authorized committee thereof) (the “redemption depository”), in trust for the pro rata benefit of the holders of the shares of new Webster preferred stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date, all shares of new Webster preferred stock called for redemption will cease to be outstanding, all dividends with respect to such shares of new Webster preferred stock will cease to accrue on and after the redemption date, and all rights with respect to such shares will forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the redemption date from the funds so deposited, without interest. Webster will be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption will have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date will, to the extent permitted by law, be released or repaid to Webster, and in the event of such repayment, the holders of record of the shares of new Webster preferred stock called for redemption will be determined to be Webster unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to Webster, but will in no event be entitled to any interest.
Under the Federal Reserve Board’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the new Webster preferred stock is subject to prior approval by the Federal Reserve Board. The certificate of designations creating the new Webster preferred stock will explicitly provide that any redemption of the new Webster preferred stock will be subject to Webster’s receipt of any required prior approval by the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve Board applicable to redemption of the new Webster preferred stock.
See the section entitled “—Redemption of Depositary Shares” for information about redemption of new Webster depositary shares relating to the new Webster preferred stock.
Liquidation Rights
In the event Webster liquidates, dissolves, or winds up its business and affairs, either voluntarily or involuntarily, holders of the new Webster preferred stock will be entitled to receive a liquidating distribution of $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends prior to the date of payment of such liquidating distribution (but without any amount in respect of dividends that have not been declared prior to such payment date), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to new Webster preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding up of Webster’s business and affairs, and before Webster makes any distribution of assets to the holders of Webster common stock or any other class or series of Webster capital stock ranking junior to the new Webster preferred stock with respect to distributions upon Webster’s liquidation, dissolution, or winding up. After payment of the full amount of the liquidating distribution described above, the holders of the new Webster preferred stock will not be entitled to any further participation in any distribution of Webster assets.
In any such distribution, if Webster assets or the proceeds thereof are not sufficient to pay the full liquidation preferences (as defined below) to all holders of the new Webster preferred stock and all holders of liquidation parity stock (as defined below), if any, as to such distribution with the new Webster preferred stock, the amounts paid to the holders of new Webster preferred stock and liquidation parity stock, if any, will be paid pro rata in accordance with the respective aggregate liquidation preferences of the new Webster preferred stock and such liquidation parity stock. “Liquidation preference” refers to, with respect to any class or series of

Webster capital stock, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon Webster’s liquidation, dissolution, or winding up (assuming there is no limitation on Webster assets available for such distribution), including an amount equal to any declared but unpaid dividends (and in the case of any holder of capital stock on which dividends cumulate, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).
If the liquidation preference has been paid in full to all holders of new Webster preferred stock and liquidation parity stock, if any, the holders of Webster common stock or any other class or series of shares ranking junior to the new Webster preferred stock with respect to distributions upon Webster’s liquidation, dissolution, or winding up will be entitled to receive all remaining Webster assets or the proceeds thereof according to their respective rights and preferences.
Webster’s merger or consolidation with any other entity, including a merger or consolidation in which the holders of new Webster preferred stock receive cash, securities, or property for their shares, or the sale, lease, or exchange of all or substantially all of Webster’s assets (for cash, securities, or other property), will not constitute a liquidation, dissolution, or winding up of Webster’s business or affairs.
“Liquidation parity stock” refers to the Webster series F preferred stock and any other class or series of Webster capital stock now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that it ranks pari passu with the new Webster preferred stock as to the payment of distributions upon Webster’s liquidation, dissolution, or winding-up, including the Webster series F preferred stock.
Voting Rights
Except as provided below or as may be required by law, the holders of the new Webster preferred stock will have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of Webster capital stock, and will not be entitled to participate in meetings of holders of Webster common stock or to call a meeting of the holders of any one or more classes or series of Webster capital stock for any purpose. Each holder of new Webster preferred stock will have one (1) vote per share (except as otherwise indicated below) on any matter on which holders of new Webster preferred stock are entitled to vote, including when acting by written consent.
All voting rights conferred on the new Webster preferred stock will not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required will be effected, all outstanding shares of new Webster preferred stock have been redeemed or called for redemption upon proper notice, and sufficient funds for the redemption have been set aside.
If and when dividends on the new Webster preferred stock have not been declared and paid in an aggregate amount in full for at least six (6) quarterly dividend periods (whether or not consecutive) (such occurrence, a “non-payment event”), the authorized number of directors then constituting the Webster board of directors will automatically be increased by two (2). Holders of the new Webster preferred stock, together with the holders of all other affected classes and series of voting parity stock (as defined below), voting as a single class, will be entitled to elect the two (2) additional members of the Webster board of directors, known as the “preferred stock directors,” at any annual or special meeting of stockholders at which directors are to be elected or any special meeting of the holders of the new Webster preferred stock and any voting parity stock for which dividends have not been paid, called as provided below; provided that the election of any such directors will not cause Webster to violate the corporate governance requirements of the NYSE (or any other exchange or other trading facility on which Webster securities may be listed or traded) that listed or traded companies must have a majority of independent directors; and provided, further, that the Webster board of directors will, at no time, include more than two (2) preferred stock directors.
At any time after this voting power has vested as described above, the Webster Corporate Secretary may and, upon the written request of holders of record of at least 20% of the aggregate number of outstanding shares of the new Webster preferred stock and voting parity stock which then have the right to exercise voting rights similar to those described above (addressed to the Webster Corporate Secretary) must, call a special meeting of the holders of the new Webster preferred stock and voting parity stock for the election of the preferred stock directors. Notice for a special meeting will be given in a similar manner to that provided in the Webster bylaws for a special meeting of the stockholders, or as required by law. If the Webster Corporate Secretary is required to call a meeting but does not do so within twenty (20) days after receipt of any such request, then any holder of shares of the new Webster preferred stock may (at Webster’s expense) call such meeting, upon notice as provided in this section, and for that purpose only such holder of new Webster preferred stock will have access to Webster’s stock books. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of Webster stockholders, unless they have been previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by the Webster board of directors to serve until the next annual meeting of the stockholders upon the nomination of the then-remaining preferred stock directors or if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of the new Webster preferred stock and all voting parity stock for which dividends have not been paid, voting as a single class. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of new Webster preferred stock and all voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors will each be entitled to one (1) vote per director on any matter.
Whenever full dividends have been paid on the new Webster preferred stock for four consecutive dividend periods after a non-payment event, then the right of the holders of the new Webster preferred stock to elect the preferred stock directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any non-payment event in respect of future dividend periods). When the rights of the new Webster preferred stock and any voting parity stock to elect preferred stock directors have all ceased, the terms of office of all preferred stock directors will immediately terminate and the number of directors constituting the Webster board of directors will be reduced accordingly.
“Voting parity stock” refers to outstanding new Webster preferred stock, and any and all series of dividend parity stock having voting rights to elect directors upon the non-payment of dividends equivalent to those described above.
Under regulations adopted by the Federal Reserve Board, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 5% or more if it otherwise is deemed by the Federal Reserve Board to exercise a “controlling influence” over Webster, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series of voting securities.
So long as any shares of new Webster preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Webster certificate, the affirmative vote or consent of the holders of at least two-thirds (2/3) of all of the then-outstanding shares of new Webster preferred stock entitled to vote thereon, voting separately as a single class, will be required to:
•
authorize or increase the authorized amount of, or issue shares of, any class or series of Webster capital stock ranking senior to the new Webster preferred stock with respect to payment of dividends or as to distributions upon Webster’s liquidation, dissolution, or winding up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of Webster capital stock; or

•
amend the provisions of the Webster certificate, including the certificate of designations creating the new Webster preferred stock or any other series of preferred stock, or the Webster bylaws so as to materially and adversely affect the special powers, preferences, privileges, or rights of the new Webster preferred stock, taken as a whole.

When determining the application of the supermajority voting rights described above, the authorization, creation, and issuance of, or an increase in the authorized or issued amount of, junior stock, or any series of preferred stock, that ranks equally with the new Webster preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon Webster’s liquidation, dissolution, or winding up, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock that ranks equally with the new Webster preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon Webster’s liquidation, dissolution, or winding up, will not be deemed to adversely affect the powers, preferences, privileges, or rights, and will not require the affirmative vote or consent, of the holders of any outstanding shares of new Webster preferred stock.
Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to the Webster certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any such proposed amendment would alter or change the powers, preferences, or special rights of one or more series of preferred stock so as to affect them adversely, but would not so affect the entire class of preferred stock, only the shares of the series so affected will be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that are provided for in the Webster certificate or the certificate of designations creating the new Webster preferred stock.
Webster may, without the consent of the holders of new Webster preferred stock, amend, alter, supplement, or repeal any terms of the new Webster preferred stock, so long as such action does not adversely affect the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, in order to (i) cure any ambiguity, or to cure, correct, or supplement any provision contained in the certificate of designations creating the new Webster preferred stock that may be defective or inconsistent or (ii) make any provision with respect to matters or questions arising with respect to the new Webster preferred stock that is not inconsistent with the provisions of the certificate of designations creating the new Webster preferred stock.
Depositary, Transfer Agent, and Registrar
Computershare Shareholder Services, LLC will serve as the depositary, transfer agent, and registrar for the new Webster preferred stock (the “new Webster depositary”). Webster may, in its sole and absolute discretion, remove the new Webster depositary in accordance with the agreement between Webster and the depositary; provided that Webster will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.
New Webster Depositary Shares
Each new Webster depositary share represents a 1/40th interest in one (1) share of new Webster preferred stock, and is evidenced by depositary receipts.
Dividends and Other Distributions
Each dividend payable on a new Webster depositary share is in an amount equal to 1/40th of the dividend declared and payable on the related share of the new Webster preferred stock.
The new Webster depositary distributes any cash dividends or other cash distributions received in respect of the new Webster depositary shares to the record holders of new Webster depositary shares in proportion to the number of new Webster depositary shares held by the holders. If Webster makes a distribution other than in cash, the new Webster depositary will distribute any such amounts of the securities or property received by it to the record holders of new Webster depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the new Webster depositary may, with Webster’s approval, sell the property and distribute the net proceeds from the sale to the holders of the new Webster depositary shares.
Record dates for the payment of dividends and other matters relating to the new Webster depositary shares will be the same as the corresponding record dates for the new Webster preferred stock.
The amounts distributed to holders of new Webster depositary shares will be reduced by any amounts required to be withheld by the new Webster depositary or by Webster on account of taxes or other governmental charges. The new Webster depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any new Webster depositary shares or the shares of the new Webster preferred stock until such taxes or other governmental charges are paid.

Redemption
If Webster redeems the new Webster preferred stock represented by the new Webster depositary shares, the new Webster depositary shares will be redeemed from the proceeds received by the new Webster depositary resulting from the redemption of the new Webster preferred stock held by the new Webster depositary. The redemption price per new Webster depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the new Webster preferred stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
Whenever Webster redeems shares of new Webster preferred stock held by the new Webster depositary, the new Webster depositary will redeem, as of the same redemption date, the number of new Webster depositary shares representing shares of new Webster preferred stock so redeemed. If fewer than all of the outstanding new Webster depositary shares are redeemed, the new Webster depositary will select the new Webster depositary shares to be redeemed pro rata, by lot or by any other equitable manner as Webster may decide. The new Webster depositary will mail notice of redemption to record holders of the new Webster depositary receipts not less than thirty (30) days and not more than sixty (60) days prior to the date fixed for redemption of the new Webster preferred stock and the related new Webster depositary shares.
Voting Rights
Because each new Webster depositary share represents a 1/40th interest in a share of the new Webster preferred stock, holders of depositary receipts will be entitled to 1/40th of a vote per new Webster depositary share under those limited circumstances in which holders of the new Webster preferred stock are entitled to vote.
When the new Webster depositary receives notice of any meeting at which the holders of the new Webster preferred stock are entitled to vote, the new Webster depositary will mail or transmit by such other method approved by the new Webster depositary, in its reasonable discretion, the information contained in the notice to the record holders of the new Webster depositary shares relating to the new Webster preferred stock. Each record holder of the new Webster depositary shares on the record date, which will be the same date as the record date for the new Webster preferred stock, may instruct the new Webster depositary to vote the amount of the new Webster preferred stock represented by the holder’s new Webster depositary shares. To the extent possible, the new Webster depositary will vote the amount of the new Webster preferred stock represented by new Webster depositary shares in accordance with the instructions it receives. Webster will agree to take all reasonable actions that the new Webster depositary determines are necessary to enable the new Webster depositary to vote as instructed. If the new Webster depositary does not receive specific instructions from the holders of any new Webster depositary shares representing the new Webster preferred stock, it will not vote the amount of the new Webster preferred stock represented by such new Webster depositary shares.
Preemptive and Conversion Rights
The holders of the new Webster depositary shares do not have any preemptive or conversion rights.
Depositary, Transfer Agent, and Registrar
Computershare Shareholder Services, LLC will serve as the depositary, transfer agent, and registrar for the new Webster depositary shares.
Form
The new Webster depositary shares will be issued in book-entry form through DTC. The new Webster preferred stock will be issued in registered form to the new Webster depositary.
Listing
The depositary shares representing a 1/40th interest in a share of Sterling series A preferred stock are currently listed on the NYSE under the symbol “STLPRA.” The new Webster depositary shares are expected to be listed on the NYSE upon completion of the merger. There is not expected to be any separate public trading market for the shares of the new Webster preferred stock except as represented by the new Webster depositary shares.

COMPARISON OF STOCKHOLDERS’ RIGHTS
If the merger is completed, holders of Sterling common stock will receive shares of Webster common stock in the merger and holders of Sterling series A preferred stock will receive shares of new Webster preferred stock, and in both cases, they will cease to be stockholders of Sterling. Both Webster and Sterling are organized under the laws of the State of Delaware. The following is a summary of the material differences between (1) the current rights of holders of Sterling common stock under Delaware law and the Sterling certificate and Sterling bylaws and (2) the current rights of holders of Webster common stock under Delaware law and the Webster certificate, as amended by the Webster certificate amendment, and the Webster bylaws, as amended by the Webster bylaw amendment.
Webster and Sterling believe that this summary describes the material differences between the rights of holders of Webster common stock as of the date of this joint proxy statement/prospectus and the rights of holders of Sterling common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to Webster’s and Sterling’s governing documents, which we urge you to read carefully and in their entirety. Copies of Webster’s and Sterling’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”
For more information on the new Webster preferred stock and the depositary shares issued in respect of the new Webster preferred stock, see the sections entitled “The Merger—Treatment of Sterling Series A Preferred Stock and Sterling Depositary Shares” and “Description of New Webster Preferred Stock.”
	Webster	Sterling
Authorized and Outstanding Capital Stock:
The Webster certificate currently authorizes Webster to issue up to two hundred million (200,000,000) shares of common stock, par value $0.01 per share, and three million (3,000,000) shares of serial preferred stock, par value $0.01 per share. If the Webster authorized share count proposal is approved and the merger is completed, the authorized capital stock of Webster will consist of four hundred million (400,000,000) shares of common stock, par value $0.01 per share, and three million (3,000,000) shares of serial preferred stock, par value $0.01 per share. As of the record date for the Webster special meeting, there were [ ] shares of Webster common stock outstanding and [ ] shares of Webster preferred stock outstanding.

Sterling’s certificate currently authorizes Sterling to issue up to three hundred and ten million (310,000,000) shares of common stock, par value $0.01 per share, and ten million (10,000,000) shares of preferred stock, par value $0.01 per share, of which 135,000 shares have been designated as Sterling series A preferred stock. As of the record date for the Sterling special meeting, there were [ ] shares of Sterling common stock outstanding and [ ] shares of Sterling series A preferred stock outstanding.

Preferred Stock:
The Webster certificate provides that the Webster board of directors is authorized, by resolution or resolutions from time to time adopted and by filing a certificate pursuant to the applicable law of the State of Delaware, to provide for the issuance of serial preferred stock in series and to fix and state the voting powers, full or limited,

The Sterling certificate provides that the Sterling board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be

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or no voting powers, and such designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Each share of each series of serial preferred stock will have the same relative rights as and be identical in all respects with all the other shares of the same series.

As of the record date for the Webster special meeting, [ ] shares of Webster preferred stock were outstanding. Upon completion of the merger, Webster’s issued and outstanding preferred stock will also include 135,000 shares of new Webster preferred stock issued in respect of Sterling series A preferred stock.

included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Sterling common stock, without a vote of the holders of the Sterling preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designations.

As of the record date for the Sterling special meeting, Sterling’s issued and outstanding preferred capital stock consisted of 135,000 shares of Sterling series A preferred stock.

Voting Rights:
Under the Webster certificate and the Webster bylaws, each Webster stockholder represented at a meeting of Webster stockholders is entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder.

Under the Sterling certificate and the Sterling bylaws, each share of Sterling common stock is entitled to one (1) vote.

The Sterling bylaws provide that in no event may a record owner of any outstanding Sterling common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of ten percent (10%) of the then-outstanding shares of Sterling common stock, be entitled, or permitted to any vote in respect of the shares held in excess of such ten percent (10%) limit. The number of votes which may be cast by any record owner in respect of Sterling common stock beneficially owned by such person owning shares in excess of the ten percent (10%) limit will be a number equal to the total number of votes which

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a single record owner of all Sterling common stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Sterling common stock beneficially owned by such person owning shares in excess of the ten percent (10%) limit.

Size of Board of Directors:
The current size of the Webster board of directors is nine (9) directors. The Webster certificate and Webster bylaws provide that the number of directors that constitute the whole board of directors must not be fewer than seven (7) nor more than fifteen (15).

As of the effective time, in accordance with the Webster bylaw amendment, the number of directors that will comprise the full board of directors of the combined company and the full board of directors of the combined bank will each be fifteen (15). Of the members of the initial board of directors of the combined company and of the initial board of directors of the combined bank as of the effective time, seven (7) will be members of the Sterling board of directors as of immediately prior to the effective time, designated by Sterling, which will include Jack L. Kopnisky, and eight (8) will be members of the Webster board of directors as of immediately prior to the effective time, designated by Webster, which will include John R. Ciulla.

The current size of the Sterling board of directors is twelve (12) directors.

The Sterling certificate provides that the number of directors will be fixed from time to time exclusively by the Sterling board of directors pursuant to a resolution adopted by the whole board. The Sterling bylaws provide that the size of the Sterling board of directors will be such number as the Sterling board of directors has from time to time designated.

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Classes of Directors:
The Webster certificate does not separate the directors into classes with staggered, multi-year terms of office. Instead, the directors are elected to terms of office that expire at the next succeeding annual meeting of stockholders and when their respective successors are elected and qualified.

Sterling’s certificate does not separate the directors into classes with staggered, multi-year terms of office. Instead, directors are elected to serve one (1) year terms expiring at the next annual meeting of stockholders and until their respective successors are elected.

Election of Directors:
The Webster bylaws provide that each director will be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person, by remote communication (if applicable) or by proxy at any such meeting and entitled to vote on the election of directors. A majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director.
The Sterling bylaws provide that all elections of directors will be determined by a plurality of the votes cast.

Vacancies on the Board of Directors:
Under the Webster bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled, for the unexpired term, by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen will hold office until the next annual meeting and until such director’s successor has been elected and qualified.

Under the Sterling bylaws, subject to the rights of the holders of any class or series of Sterling preferred stock, and unless the Sterling board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Sterling board of directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled only by a majority vote of the directors then in office (and not by stockholders), though less than a quorum, and each director so chosen will have the same remaining term as that of his or her predecessor and until such director’s successor has been duly elected and qualified. No decrease

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in the number of authorized directors constituting the Sterling board of directors will shorten the term of any incumbent director.

Removal of Directors:
The Webster certificate provides that no director may be removed except by an affirmative vote of at least two-thirds (2/3) of the total votes eligible to be voted by stockholders at a duly constituted meeting of stockholders called for such purpose. At least thirty (30) days prior to such meeting of stockholders, written notice must be sent to the director or directors whose removal will be considered at such meeting.

The Sterling certificate provides that subject to the rights of the holders of any series of Sterling preferred stock then outstanding, any director, or the entire Sterling board of directors, may be removed from office at any time, but only by the affirmative vote of the holders of at least 50% of the voting power of all of the then-outstanding shares of capital stock of Sterling entitled to vote generally in the election of directors, voting together as a single class.

Amendments to Organizational Documents:
Except as otherwise specifically required by law, the Webster certificate may not be amended unless such amendment has been first proposed by the Webster board of directors upon the affirmative vote of at least two-thirds (2/3) of the directors then in office at a duly constituted meeting of the board of directors called for such purpose and thereafter approved by the stockholders by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that if such amendment is to the provisions set forth in the articles entitled “Amendment of Certificate of Incorporation,” “Directors,” “Bylaws,” “Special Meetings,” “Approval for Acquisitions of Control and Offers to Acquire Control,” “Criteria for Evaluating Certain Officers,” “Anti-Greenmail” or “Shareholder Action,” such amendment must be approved by the affirmative vote of the holders of at least two-thirds (2/3) of the shares entitled to vote thereon rather than a majority; provided, further, that if such

Sterling reserves the right to amend or repeal any provision contained in the Sterling certificate in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, in addition to any vote of the holders of any class or series of the stock of Sterling required by law or by the Sterling certificate, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Sterling entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the following articles/sections: Article Twelfth, Section C of Article Fourth, Sections C or D of Article Fifth, Article Sixth, Article Seventh, Article Eighth or Article Tenth.

The Sterling board of directors is expressly empowered to amend or repeal the Sterling bylaws. Any adoption, amendment or repeal of the Sterling bylaws by the Sterling board of directors requires the

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amendment is to the provisions set forth in “Amendment of Certificate of Incorporation” or “Certain Business Combinations,” such amendment must be approved by the affirmative vote of the holders of at least 80% of the shares entitled to vote thereon rather than a majority.

The Webster board of directors or the stockholders may from time to time amend the Webster bylaws. Such action by the Webster board of directors requires the affirmative vote of at least two-thirds (2/3) of the directors then in office at a duly constituted meeting of the Webster board of directors called for such purpose. Such action by the stockholders requires the affirmative vote of at least two-thirds (2/3) of the total votes eligible to be voted at a duly constituted meeting of stockholders called for such purpose.

approval of the majority of the Sterling board of directors. The stockholders also have power to adopt, amend or repeal the Sterling bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Sterling required by law or by Sterling’s certificate, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Sterling entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal any provisions of the Sterling bylaws.

Stockholder Action by Written Consent:
Under the Webster certificate, any action required or permitted to be taken by Webster stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

Under the Sterling certificate, any action required or permitted to be taken by Sterling stockholders must be effected at a duly called annual or special meeting of Sterling stockholders and may not be effected by any consent in writing by such stockholders.

Special Meetings of Stockholders:
Under the Webster certificate, special meetings of Webster stockholders may be called at any time but only by the Chairman of the Webster board of directors or the president of Webster or by the Webster board of directors.

Under the Sterling bylaws, special meetings of the stockholders, other than those required by statute, may be called at any time by the Sterling board of directors acting pursuant to a resolution adopted by a majority of the whole Sterling board of directors.

Record Date:
Under the Webster bylaws, the Webster board of directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted by the Webster board of directors, and which record date may not be more than sixty (60) days nor less than

Under the Sterling bylaws, the Sterling board of directors may fix a record date, which record date may not precede the date on which the resolution fixing the record date is adopted and which record date may not be more than sixty (60) or less than ten (10) days before the date of any meeting of

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ten (10) days before the date of such meeting.
stockholders, nor more than sixty (60) days prior to the time for such other action. If no record date is fixed by the Sterling board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the next day preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment or rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date will be at the close of business on the day on which the Sterling board of directors adopts a resolution relating thereto.

Quorum:
Under the Webster bylaws, the holders of one-third (1/3) of the Webster capital stock issued and outstanding and entitled to vote thereat, present in person, by remote communication (if applicable), or represented by proxy, constitutes a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person, by remote communication or represented by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the

Under the Sterling bylaws, at any meeting of the stockholders, the holders of a majority of all of the shares of the Sterling stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, a majority of those represented in person or by proxy constitutes a quorum entitled to take action with respect to that vote on that matter. If a quorum fails to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time. If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present in person or by

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adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder entitled to vote at the meeting.
proxy constituting a quorum, then except as otherwise required by law, those present in person or by proxy at such adjourned meeting will constitute a quorum, and all matters will be determined by a majority of the votes cast at such meeting.

Notice of Stockholder Actions/Meetings:
The Webster bylaws provide that except as may otherwise be specifically provided by law, written notice of any annual or special meeting stating the place (if any), date and hour of the meeting, and the means of remote communication (if any) must be given to each stockholder entitled to vote at such meeting not less than ten (10) days nor more than sixty (60) days before the date of the meeting. The notice must also set forth the purpose or purposes for which the meeting is called.

The Sterling bylaws provide that written notice of the place, date, and time of all meetings of the stockholders will be given, not less than ten (10) days nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting must be given in conformity with the Sterling bylaws. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Advance Notice Requirements for Stockholder Nominations and Other Proposals:
The Webster bylaws provide that at an annual meeting of the stockholders, only such business may be conducted as has been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought

The Sterling bylaws provide that nominations of persons for election to the Sterling board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to Sterling’s notice with respect to such meeting, (b) by or at the direction of the Sterling board of directors or (c) by any stockholder of record of Sterling who was a

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before the meeting by or at the direction of the Webster board of directors, or (c) otherwise properly brought before the meeting by a stockholder.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Webster. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Webster not less than thirty (30) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than forty-five (45) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice to the Secretary of Webster must set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on Webster’s books, of the stockholder proposing such business, (c) the class and number of shares of Webster which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business.

The chairman of an annual meeting may, if the facts warrant, determine and declare to the annual meeting that a matter of business was not stockholder of record at the time of the giving of the notice provided below, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in the Sterling bylaws.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the above, (1) the stockholder must have given timely notice thereof in writing to the Secretary of Sterling, (2) such business must be a proper matter for stockholder action under the DGCL, (3) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided Sterling with a solicitation notice (as defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of Sterling’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of Sterling’s voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the solicitation notice and (4) if no solicitation notice relating thereto has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice.

To be timely, a stockholder’s notice will be delivered to the Secretary at

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properly brought before the meeting in accordance with the Webster bylaws, and if he should so determine, he may declare to the meeting and any such business not properly brought before the meeting may not be transacted.

In addition, the Webster bylaws establish advance notice procedures as to nominations of persons for election to the Webster board of directors. Nominations other than those made by or at the direction of the Webster board of directors must be made pursuant to timely notice in writing to the Webster Secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Webster not less than thirty (30) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than forty-five (45) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder’s notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of Webster which are beneficially owned by such person, and (iv) any other information relating to such person that is required to be disclosed in solicitations or proxies for election of directors, or is otherwise the principal executive offices of Sterling not less than ninety (90) days prior to the date of Sterling’s proxy materials for the preceding year’s annual meeting of stockholders (“proxy statement date”); provided, however, that if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the elections of such nominees as directors pursuant to Regulation 14A under the Exchange Act, and such person’s written consent to serve as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Sterling’s books, and of such beneficial owner, (ii) the class and number of shares of Sterling that are owned beneficially and of record by such stockholder and such beneficial owner and

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required, in each case pursuant to Regulation 14A under the Exchange Act; and (b) as to the stockholder giving notice, (i) the name and address, as they appear on Webster’s books, of such stockholder and (ii) the class and number of shares of Webster which are beneficially owned by such stockholder. At the request of the Webster board of directors, any person nominated by the Webster board of directors for election as a director must furnish to Webster’s Secretary that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.

The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with procedures prescribed by the Webster bylaws, and if he should so determine, he may so declare to the meeting and the defective nomination will be disregarded.

A stockholder’s notice must comply with all procedural, informational and other requirements outlined in the Webster bylaws or applicable law.

(iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of Sterling’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Sterling’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “solicitation notice”).

In the event that the number of directors to be elected to the Sterling board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Sterling board of directors made by Sterling at least eighty-five (85) days prior to the proxy statement date, a stockholder’s notice required will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of Sterling not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by Sterling.

Only persons nominated in accordance with these procedures are eligible to serve as directors and only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting in accordance with these procedures. The chairman of the meeting has the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with these procedures and, if any proposed nomination or business is not in

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compliance with these procedures, to declare that such defectively proposed business or nomination will not be presented for stockholder action at the meeting and will be disregarded.

Limitation of Liability of Directors and Officers:
The Webster certificate provides that no director will be personally liable to Webster or its stockholders for monetary damages for breach of a fiduciary duty as a director other than liability (i) for any breach of the director’s duty of loyalty to Webster or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Sterling certificates provides that no director will be personally liable to Sterling or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Sterling or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers:
Under the Webster bylaws, subject to certain exceptions provided below, Webster must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and any appeal therein, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of Webster) by reason of the fact that he is or was a director, officer, trustee, employee or agent of Webster, or is or was serving at the request of Webster as a director, officer, trustee, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, and any appeal therein, if he acted in

Under the Sterling certificate, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or an officer Sterling or is or was serving at the request of Sterling as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by Sterling to the fullest extent authorized by the DGCL, as the same exists or may hereafter be

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good faith (as defined in the Webster bylaws) and in a manner he reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, and any appeals therein, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Further, subject to certain exceptions provided below, Webster must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Webster to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of Webster, or is or was serving at the request of Webster as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against amounts paid in settlement and expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which such person will amended (but, in the case of any such amendment, only to the extent that such amendment permits Sterling to provide broader indemnification rights than such law permitted Sterling to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided below with respect to proceedings to enforce rights to indemnification, Sterling will indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Sterling board of directors.

The right to indemnification includes the right to be paid by Sterling the expenses incurred in defending any such proceeding in advance of its final disposition (an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to Sterling of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses.

If a claim is not paid in full by

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have been adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination (as set forth below) that despite the adjudication of liability or the settlement, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement.

Any indemnification under the Webster bylaws (unless ordered by a court) may be made by Webster only as authorized in the specific case upon a determination that indemnification of the director, officer, trustee, employee or agent is proper in the circumstances because such director, officer, trustee, employee or agent has met the applicable standard of conduct set forth in the Webster bylaws and, if applicable, is fairly and reasonably entitled to indemnity as set forth in the proviso in the Webster bylaws, as the case may be. Such determination must be made (i) by the Webster board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director, officer, trustee, employee or agent of Webster has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, without the necessity of

Sterling within sixty (60) days after a written claim has been received by Sterling, except in the case of a claim for an advancement of expenses, in which case the applicable period will be twenty (20) days, the indemnitee may at any time thereafter bring suit against Sterling to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by Sterling to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee will be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it will be a defense that, and (ii) in any suit by Sterling to recover an advancement of expenses pursuant to the terms of an undertaking Sterling will be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of Sterling (including the Sterling board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including the Sterling board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, will create a presumption that the indemnitee has not met the applicable standard

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authorization in the specific case. No director, officer, trustee, employee or agent of Webster may be entitled to indemnification in connection with any action, suit or proceeding voluntarily initiated by such person unless the action, suit or proceeding was authorized by a majority of the entire Webster board of directors.

Notwithstanding any contrary determination, any director, officer, trustee, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the Webster bylaws. The basis of such indemnification by a court will be a determination by such court that indemnification of the director, officer, trustee, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in the two immediately preceding paragraphs above. Notwithstanding any of the foregoing, unless otherwise required by law, no director, officer, trustee, employee or agent of Webster will be entitled to indemnification in connection with any action, suit or proceeding voluntarily initiated by such person unless the action, suit or proceeding was authorized by a majority of the entire Webster board of directors.

Expenses incurred in connection with a threatened or pending action, suit or proceeding may be paid by Webster in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, trustee, employee or agent to repay such amount if it is determined that he is not entitled to be indemnified by Webster as authorized in the Webster bylaws.

of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by Sterling to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, will be on Sterling.

Sterling may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Sterling or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Sterling would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Sterling may, to the extent authorized from time to time by the Sterling board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of Sterling to the fullest extent of the provisions of the Sterling certificate with respect to the indemnification and advancement of expenses of directors and officers of Sterling.

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Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of Webster, or is or was serving at the request of Webster as a director, officer, trustee, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Webster would have the power or the obligation to indemnify him against such liability under the provisions of the Webster bylaws.

Notwithstanding anything else to the contrary, no indemnification may be paid by Webster if it violates the applicable restrictions on indemnification set forth in Section 18(k) of the FDI Act.

Anti-Takeover Provisions:
Webster has not opted out of Section 203 of the DGCL, which provides that a corporation may not engage in certain business combinations, including mergers, sales and leases of assets, issuances of securities and other similar transactions, with any stockholder that owns 15% or more of the outstanding voting stock of a corporation (for purposes of this paragraph, an “interested stockholder”) for three years following the date such stockholder became an interested stockholder unless one of the following exceptions applies: (i) the Webster board of directors approved the business combination or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder

Sterling has not opted out of Section 203 of the DGCL.

In addition, subject to certain exceptions set forth in the Sterling certificate, the Sterling certificate requires the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then-outstanding shares of stock of Sterling entitled to vote in the election of directors for certain business combinations with any person who is the beneficial owner, directly or indirectly, of more than ten percent (10%) of the voting power of the outstanding voting stock, or is an affiliate of Sterling and at any time within the two-year period immediately prior to the date in question was the beneficial owners, directly or indirectly, of ten percent (10%) or more of the voting power of the then-outstanding voting stock, or is an assignee of or has otherwise succeeded to any shares of voting

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such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans or (iii) the transaction is approved by the Webster board of directors and by the affirmative vote of two-thirds (2/3) of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the preceding three (3) year period (subject to certain exceptions).

In addition, subject to certain exceptions set forth in the Webster certificate, the Webster certificate requires the affirmative vote of the holders of at least eighty percent (80%) of the total number of outstanding shares of voting stock for certain business combinations with any stockholder that is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then-outstanding voting stock of Webster, or is an affiliate of Webster and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then-outstanding voting stock of Webster.

stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an interested stockholder, if such assignment or succession has occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Stockholder Rights Plan:	Webster does not currently have a stockholder rights plan in effect.	Sterling does not currently have a stockholder rights plan in effect.

LEGAL MATTERS
The validity of the shares of Webster common stock, new Webster preferred stock and new Webster depositary shares to be issued by Webster in connection with the merger will be passed upon by Wachtell, Lipton, Rosen & Katz, New York, New York.
Certain federal income tax consequences of the merger will be passed upon for Webster by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel for Webster, and for Sterling by Squire Patton Boggs (US) LLP, Washington, D.C., counsel for Sterling.

EXPERTS
Webster
The consolidated financial statements of Webster Financial Corporation as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, which reports appear in Webster Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020 incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
Sterling
The consolidated financial statements of Sterling Bancorp as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 incorporated by reference into this joint proxy statement/prospectus have been so incorporated in reliance upon the report of Crowe LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
Webster
If a Webster stockholder wishes to submit a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in Webster’s proxy statement for its 2022 annual meeting of shareholders, such proposal and supporting statements, if any, must be received by Webster’s Secretary by November 19, 2021, unless the date of Webster’s 2022 annual meeting of stockholders is changed by more than thirty (30) days from April 22, 2022, the one (1)-year anniversary of Webster’s 2021 annual meeting of stockholders, in which case the proposal must be received a reasonable time before Webster begins to print and send its proxy materials.
In addition, the Webster bylaws establish advance notice procedures as to (a) business to be properly brought before an annual meeting by a stockholder and (b) nominations of persons for election to the Webster board of directors other than those made by or at the direction of the Webster board of directors. For business to be properly brought before an annual meeting by a stockholder or nominations to be properly made, the stockholder must have given timely notice thereof in writing to Webster’s Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Webster not less than thirty (30) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than forty-five (45) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifteenth (15th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.
Sterling
Sterling does not anticipate holding a 2022 annual meeting of Sterling stockholders if the merger is completed as currently expected. However, in the event that the merger is not completed within the expected time frame or at all, Sterling may hold an annual meeting in 2022. Any stockholder nominations or proposals for other business intended to be presented at Sterling’s next annual meeting must be submitted to Sterling as set forth below.
If a Sterling stockholder wishes to submit a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in Sterling’s proxy statement for its 2022 annual meeting of stockholders, Sterling must have received notice of such stockholder proposal and supporting statements at its principal executive office on or before the close of business on December 15, 2021, unless the date of Sterling’s 2022 annual meeting of stockholders is changed by more than thirty (30) days from May 26, 2022, the one (1)-year anniversary of Sterling’s 2021 annual meeting of stockholders, in which case the proposal must be received a reasonable time before Sterling begins to print and send its proxy materials.
Pursuant to the Sterling bylaws, a stockholder seeking to present a proposal at Sterling’s annual meeting of stockholders must submit a notice to the Sterling Corporate Secretary in accordance with the Sterling bylaws not less than ninety (90) days prior to the date corresponding to the date of Sterling’s proxy statement or notice of meeting released to stockholders in connection with the last preceding annual meeting of stockholders (unless Sterling did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than thirty (30) days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made).

WHERE YOU CAN FIND MORE INFORMATION
Webster and Sterling file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Webster and Sterling, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Webster, including the registration statement of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations section of Webster’s website at https://webster.gcs-web.com/, under the heading “Financials” or, alternatively, by directing a request to Kristen Manginelli, Director of Investor Relations, Webster Financial Corporation, 145 Bank Street, Waterbury, Connecticut 06702, (203) 578-2202, and documents filed with the SEC by Sterling will be available free of charge by accessing Sterling’s website, https://sterlingbancorp.com/, under the heading “Financial Information—SEC Filings” or, alternatively, by directing a request to Emlen Harmon, Senior Managing Director, Investor Relations, Sterling Bancorp, Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, (845) 369-8040. The web addresses of the SEC, Webster and Sterling are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.
Webster has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Webster’s securities to be issued in the merger. This document constitutes the prospectus of Webster filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Webster and Sterling to incorporate by reference into this joint proxy statement/prospectus other documents filed with the SEC by Webster and Sterling. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, and later information that we file with the SEC will update and supersede that information. Webster and Sterling incorporate by reference the documents listed below and any documents filed by Webster or Sterling under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated:
Webster Filings (SEC File No. 001-31486)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2020, filed February 26, 2021
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2021, filed May 6, 2021
Current Reports on Form 8-K	Filed February 12, 2021, April 19, 2021 (first filing) and April 23, 2021 (two filings) (other than the portions of those documents not deemed to be filed)
Definitive Proxy Statement on Schedule 14A	Filed March 19, 2021
The description of Webster common stock contained in Webster’s registration statement on Form 8-A filed under Section 12 of the Exchange Act and any amendment or report filed for purpose of updating that description
Filed October 11, 2002, as updated by Exhibit 4.1 to Webster’s Annual Report on Form 10-K for the year ended December 31, 2019, filed February 28, 2020
The description of Webster’s depositary shares each representing 1/1,000th interest in a share of Webster’s	Filed December 12, 2017, as updated by Exhibit 4.1 to Webster’s Annual Report on Form 10-K for the year

Webster Filings (SEC File No. 001-31486)	Periods Covered and/or Date of Filing with the SEC
5.25% Series F Non-Cumulative Perpetual Preferred Stock contained in Webster’s registration statement on Form 8-A filed under Section 12 of the Exchange Act and any amendment or report filed for purpose of updating that description ended December 31, 2019, filed February 28, 2020
Sterling (SEC File No. 001-35385)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2020, filed February 26, 2021
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2021, filed April 30, 2021
Current Reports on Form 8-K	Filed January 12, 2021, January 20, 2021, April 19, 2021 (first filing), April 22, 2021 and May 28, 2021 (other than the portions of those documents not deemed to be filed)
Definitive Proxy Statement on Schedule 14A	Filed April 14, 2021
Notwithstanding the foregoing, information furnished by Webster or Sterling on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this joint proxy statement/prospectus. Requests for documents should be directed to:
•	if you are a Webster stockholder:	•	if you are a Sterling stockholder:

	Webster Financial Corporation 145 Bank Street Waterbury, Connecticut 06702 (203) 578-2202 Attn: Kristen Manginelli, Director of Investor Relations		Sterling Bancorp Two Blue Hill Plaza, Second Floor Pearl River, New York 10965 (845) 369-8040 Attn: Emlen Harmon, Senior Managing Director, Investor Relations
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus will, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to Webster was provided by Webster and the information contained in this joint proxy statement/prospectus with respect to Sterling was provided by Sterling.

Annex A
AGREEMENT AND PLAN OF MERGER
by and between
STERLING BANCORP
and
WEBSTER FINANCIAL CORPORATION
Dated as of April 18, 2021

A-i

A-ii

Exhibit A – Form of Webster Certificate Amendment
Exhibit B – Form of Webster Bylaw Amendment
Exhibit C – Form of Bank Merger Agreement
A-iii

INDEX OF DEFINED TERMS
Page
Accounts	A-33
Acquisition Proposal	A-44
Adjusted Performance Award	A-3
Adjusted Stock Option	A-2
affiliate	A-51
Agreement	A-1
Bank Merger	A-4
Bank Merger Agreement	A-4
Bank Merger Certificates	A-4
BHC Act	A-7
business day	A-51
CARES Act	A-16
Certificate of Merger	A-1
Chosen Courts	A-51
Citigroup	A-12
Closing	A-1
Closing Date	A-1
Code	A-1
Confidentiality Agreement	A-38
Continuation Period	A-40
Continuing Employees	A-40
Controlled Group Liability	A-14
Delaware Secretary	A-1
DGCL	A-1
Effective Time	A-1
Enforceability Exceptions	A-9
Environmental Laws	A-18
ERISA	A-13
ERISA Affiliate	A-14
Exchange Act	A-11
Exchange Agent	A-4
Exchange Fund	A-4
Exchange Ratio	A-2
FDIC	A-8
Federal Reserve Board	A-9
GAAP	A-7
Governmental Entity	A-10
HSAs	A-33
Intellectual Property	A-19
IRS	A-12
J.P. Morgan	A-25
Joint Proxy Statement	A-10
KBW	A-12
knowledge	A-51
Liens	A-9
Loans	A-20
Material Adverse Effect	A-7
Material Network Partner	A-33
Materially Burdensome Regulatory Condition	A-38
A-iv

Page
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-14
Multiple Employer Plan	A-14
New Certificates	A-4
New Plans	A-40
New Webster Preferred Stock	A-2
NYSE	A-6
OCC	A-10
Old Certificate	A-2
Pandemic	A-7
Pandemic Measures	A-7
PBGC	A-14
Permitted Encumbrances	A-18
person	A-51
Personal Data	A-15
Piper Sandler	A-25
Premium Cap	A-42
Recommendation Change	A-39
Regulatory Agencies	A-10
Representatives	A-43
Requisite Regulatory Approvals	A-37
Requisite Sterling Vote	A-9
Requisite Webster Vote	A-23
S-4	A-10
Sarbanes-Oxley Act	A-11
SEC	A-10
Securities Act	A-10
Security Breach	A-16
Significant Subsidiaries	A-8
SRO	A-10
Sterling	A-1
Sterling 401(k) Plan	A-40
Sterling Bank	A-4
Sterling Benefit Plans	A-13
Sterling Board Recommendation	A-39
Sterling Bylaws	A-8
Sterling Certificate	A-8
Sterling Common Stock	A-1
Sterling Compensation Committee	A-3
Sterling Contract	A-17
Sterling Disclosure Schedule	A-6
Sterling Indemnified Parties	A-41
Sterling Insiders	A-45
Sterling Meeting	A-38
Sterling Owned Properties	A-18
Sterling Performance Award	A-3
Sterling Phantom Stock Unit	A-3
Sterling Qualified Plans	A-13
Sterling Real Property	A-18
A-v

Page
Sterling Regulatory Agreement	A-17
Sterling Reports	A-10
Sterling Restricted Stock Award	A-3
Sterling Series A Preferred Stock	A-2
Sterling Stock Option	A-2
Sterling Subsidiary	A-8
Subsidiary	A-8
Surviving Bank	A-4
Surviving Corporation	A-1
Takeover Statutes	A-19
Tax	A-13
Tax Return	A-13
Taxes	A-13
Termination Date	A-47
Termination Fee	A-48
Webster	A-1
Webster 401(k) Plan	A-41
Webster Bank	A-4
Webster Benefit Plans	A-26
Webster Board Recommendation	A-39
Webster Bylaw Amendment	A-4
Webster Bylaws	A-4
Webster Certificate	A-4
Webster Certificate Amendment	A-4
Webster Common Stock	A-2
Webster Contract	A-30
Webster Disclosure Schedule	A-21
Webster Equity Awards	A-22
Webster ESPP	A-22
Webster Insider	A-28
Webster Meeting	A-38
Webster Owned Properties	A-31
Webster Performance Award	A-22
Webster Preferred Stock	A-22
Webster Qualified Plans	A-27
Webster Real Property	A-31
Webster Regulatory Agreement	A-31
Webster Reports	A-24
Webster Restricted Stock Award	A-22
Webster Stock Options	A-22
Webster Stock Plan	A-22
Webster Subsidiary	A-21
A-vi

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of April 18, 2021 (this “Agreement”), by and between Sterling Bancorp, a Delaware corporation (“Sterling”), and Webster Financial Corporation, a Delaware corporation (“Webster”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of Webster and Sterling have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which Sterling will, subject to the terms and conditions set forth herein, merge with and into Webster (the “Merger”), so that Webster is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;
WHEREAS, in furtherance thereof, the respective Boards of Directors of Sterling and Webster have approved the Merger and this Agreement;
WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Sterling shall merge with and into Webster. Webster shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Sterling shall terminate.
1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m. New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by the parties (such date on which the Closing actually occurs being hereinafter referred to as the “Closing Date”).
1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date (the “Certificate of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.
1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL.
1.5 Conversion of Sterling Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Webster, Sterling or the holder of any of the following securities:
(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of Sterling (the “Sterling Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Sterling Common Stock owned by Sterling as treasury stock or owned by Sterling or Webster (in each case other than shares of Sterling Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Sterling or Webster in respect of debts previously contracted), shall be converted into the right to receive 0.4630 of a share (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of Webster (the “Webster Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.7, the Webster Common Stock, including the shares issued to former holders of Sterling Common Stock, shall be the common stock of the Surviving Corporation.
(b) All of the shares of Sterling Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Sterling Common Stock) previously representing any such shares of Sterling Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Webster Common Stock which such shares of Sterling Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Sterling Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Webster Common Stock or Sterling Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Webster and the holders of Sterling Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Sterling or Webster to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Sterling Common Stock that are owned by Sterling or Webster (in each case other than shares of Sterling Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Sterling or Webster in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Webster Common Stock or other consideration shall be delivered in exchange therefor.
1.6 Sterling Series A Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Webster, Sterling or the holder of any of the following securities, each share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of Sterling (the “Sterling Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of Webster having substantially the same terms (and taking into account that Sterling will not be the surviving corporation in the Merger) as the Sterling Series A Preferred Stock (all shares of such newly created series, collectively, the “New Webster Preferred Stock”) and, upon such conversion, the Sterling Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.
1.7 Webster Stock. At and after the Effective Time, each share of Webster Common Stock and each share of Webster Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as applicable, of the Surviving Corporation and shall not be affected by the Merger.
1.8 Treatment of Sterling Equity Awards.
(a) At the Effective Time, each option granted by Sterling to purchase shares of Sterling Common Stock under a Sterling Stock Plan (a “Sterling Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall be assumed and converted automatically into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions as were applicable under such Sterling Stock Option immediately prior to the Effective Time (including vesting terms), the number of shares of Webster Common Stock (rounded down to the nearest whole number of shares of Webster

Common Stock) equal to the product of (A) the number of shares of Sterling Common Stock subject to such Sterling Stock Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which Adjusted Stock Option shall have an exercise price per share of Webster Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Sterling Common Stock subject to such Sterling Stock Option immediately prior to the Effective Time, by (2) the Exchange Ratio.
(b) At the Effective Time, each award in respect of a share of Sterling Common Stock subject to vesting, repurchase or other lapse restriction granted under a Sterling Stock Plan (a “Sterling Restricted Stock Award”) that is outstanding immediately prior to the Effective Time that is not a Sterling Performance Award shall (i) if granted to a non-employee member of the Board of Directors of Sterling, fully vest and be cancelled and converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of Sterling Common Stock subject to such Sterling Restricted Stock Award immediately prior to the Effective Time, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date if required to comply with Section 409A of the Code) and (ii) if not granted to an individual described in clause (i), be assumed and converted into a restricted stock award in respect of Webster Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such Sterling Restricted Stock Award immediately prior to the Effective Time (including vesting terms), and relating to the number of shares of Webster Common Stock equal to the product of (A) the number of shares of Sterling Common Stock subject to such Sterling Restricted Stock Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Webster Common Stock.
(c) At the Effective Time, each performance share award in respect of shares of Sterling Common Stock granted under a Sterling Stock Plan that is outstanding immediately prior to the Effective Time (a “Sterling Performance Award”) shall be assumed and converted into a restricted stock award in respect of Webster Common Stock (an “Adjusted Performance Award”) relating to the number of shares of Webster Common Stock equal to the product of (A) the number of shares of Sterling Common Stock subject to such Sterling Performance Award immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on the higher of target performance and actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of Sterling (the “Sterling Compensation Committee”) consistent with past practice in consultation with Webster, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Webster Common Stock. Except as specifically provided in this Section 1.8(c), each such Adjusted Performance Award shall be subject to the same terms and conditions (including service-based vesting terms) as applied to the Sterling Performance Award immediately prior to the Effective Time; provided, that each such Adjusted Performance Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.
(d) At the Effective Time, each hypothetical Sterling Common Stock investment credited under the Sterling Deferred Fee Plan or the Sterling Directors Deferred Fee Plan (a “Sterling Phantom Stock Unit”) that is unsettled immediately prior to the Effective Time shall be assumed and converted into a hypothetical Webster Common Stock investment with the same terms and conditions as were applicable under such Sterling Phantom Stock Unit immediately prior to the Effective Time (including vesting terms) and relating to the number of shares of Webster Common Stock equal to the product of (A) the number of shares of Sterling Common Stock subject to such Sterling Phantom Stock Unit immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Webster Common Stock.
(e) Promptly following the Effective Time, Webster shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Webster Common Stock subject to the applicable adjusted Sterling Equity Awards, as required.
(f) At or prior to the Effective Time, Sterling, the Board of Directors of Sterling or the Sterling Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Sterling Equity Awards consistent with the provisions of this Section 1.8.

(g) For purposes of this Agreement, the following terms shall have the following meanings:
(i) “Sterling Equity Awards” means the Sterling Stock Options, the Sterling Restricted Stock Awards, the Sterling Performance Awards and the Sterling Phantom Stock Units.
(ii) “Sterling Stock Plans” means the Provident Bancorp, Inc. 2004 Stock Incentive Plan, the Provident New York Bancorp 2012 Stock Incentive Plan, the Sterling 2014 Stock Incentive Plan and the Sterling Amended and Restated 2015 Omnibus Equity and Incentive Plan.
1.9 Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Fourth Amended and Restated Certificate of Incorporation of Webster (the “Webster Certificate”), as amended as set forth in Exhibit A (such amendment, the “Webster Certificate Amendment”), shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.10 Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Webster (the “Webster Bylaws”), as amended as set forth in Exhibit B (such amendment, the “Webster Bylaw Amendment”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.11 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.12 Bank Merger. Following the Merger, Sterling National Bank (“Sterling Bank”), a national banking association and a wholly-owned Subsidiary of Sterling, will merge (the “Bank Merger”) with and into Webster Bank, a national banking association and a wholly-owned Subsidiary of Webster (“Webster Bank”). Webster Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Sterling Bank shall cease. Promptly after the date of this Agreement, Webster Bank and Sterling Bank will enter into an agreement and plan of merger in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). Each of Webster and Sterling shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Webster Bank and Sterling Bank, respectively, and Webster and Sterling shall, and shall cause Webster Bank and Sterling Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.
ARTICLE II
EXCHANGE OF SHARES
2.1 Webster to Make Merger Consideration Available. At or prior to the Effective Time, Webster shall deposit, or shall cause to be deposited, with an exchange agent designated by Webster and mutually acceptable to Sterling (the “Exchange Agent”), for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of Sterling Series A Preferred Stock), for exchange in accordance with this Article II, (a) certificates or, at Webster’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of Webster Common Stock and New Webster Preferred Stock to be issued to holders of Sterling Common Stock and Sterling Series A Preferred Stock, and (b) cash in lieu of any fractional shares (such cash and New Certificates for shares of Webster Common Stock and New Webster Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and Section 1.6 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Sterling Common Stock.
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Webster and Sterling shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Sterling Common Stock or Sterling Series A Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration or shares of New Webster Preferred Stock, as applicable, pursuant to

Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Webster Common Stock and any cash in lieu of fractional shares or shares of New Webster Preferred Stock, as applicable, which the shares of Sterling Common Stock or Sterling Series A Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of Webster Common Stock to which such holder of Sterling Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing the number of shares of New Webster Preferred Stock to which such holder of Sterling Series A Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Webster Common Stock or shares of New Webster Preferred Stock which the shares of Sterling Common Stock or Sterling Series A Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to Webster Common Stock or New Webster Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Webster Common Stock or shares of New Webster Preferred Stock which the shares of Sterling Common Stock or Sterling Series A Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of Webster Common Stock or New Webster Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Webster Common Stock or New Webster Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of Sterling of the shares of Sterling Common Stock or Sterling Series A Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Webster Common Stock or New Webster Preferred Stock, as applicable, as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Webster Common Stock shall be issued upon the surrender for exchange of

Old Certificates, no dividend or distribution with respect to Webster Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Webster. In lieu of the issuance of any such fractional share, Webster shall pay to each former holder of Sterling Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Webster Common Stock on The New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Sterling Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Webster Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Sterling Common stock and Sterling Series A Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Sterling Common Stock and Sterling Series A Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Webster Common Stock and cash in lieu of any fractional shares or shares of New Webster Preferred Stock, as applicable, and any unpaid dividends and distributions on the Webster Common Stock or New Webster Preferred Stock deliverable in respect of each former share of Sterling Common Stock or Sterling Series A Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Webster, Sterling, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Sterling Common Stock or Sterling Series A Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g) Webster shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Webster Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of Sterling Common Stock, Sterling Series A Preferred Stock or Sterling Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by Webster or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Sterling Common Stock, Sterling Series A Preferred Stock or Sterling Equity Awards in respect of which the deduction and withholding was made by Webster or the Exchange Agent, as the case may be.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Webster or the Exchange Agent, the posting by such person of a bond in such amount as Webster or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Webster Common Stock and any cash in lieu of fractional shares, or the shares of New Webster Preferred Stock deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF STERLING
Except (a) as disclosed in the disclosure schedule delivered by Sterling to Webster concurrently herewith (the “Sterling Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Sterling Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Sterling that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material

Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Sterling Reports filed by Sterling after January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Sterling hereby represents and warrants to Webster as follows:
3.1 Corporate Organization.
(a) Sterling is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Sterling has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Sterling is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sterling. As used in this Agreement, “Material Adverse Effect” means, with respect to Webster, Sterling or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(j), 4.3(b), 4.4 or 4.11(j)) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by Sterling or Webster in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any

Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act. True and complete copies of the Amended and Restated Certificate of Incorporation of Sterling (the “Sterling Certificate”) and the Amended and Restated Bylaws of Sterling (the “Sterling Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Sterling to Webster.
(b) Each Subsidiary of Sterling (a “Sterling Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Sterling and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Sterling to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Sterling that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Sterling Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Sterling as of the date hereof.
3.2 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of Sterling consists of 310,000,000 shares of Sterling Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of April 18, 2021, there are (i) 193,160,313 shares of Sterling Common Stock outstanding, including 3,850,200 shares of Sterling Common Stock granted in respect of outstanding Sterling Restricted Stock Awards (assuming performance goals applicable to Sterling Performance Awards are satisfied at the maximum level), (ii) 37,305,440 shares of Sterling Common Stock held in treasury, (iii) 261,675 shares of Sterling Common Stock reserved for issuance upon the exercise of outstanding Sterling Stock Options, (iv) 726,056 shares of Sterling Common Stock reserved for issuance pursuant to future grants under the Sterling Stock Plans, and (v) 135,000 shares of Sterling Series A Preferred Stock outstanding. All hypothetical Sterling Common Stock investments with respect to Sterling Phantom Stock Units represent only the right to receive a payment in cash based on the fair market value of a share of Sterling Common Stock, and zero shares of Sterling Common Stock are reserved for issuance in respect of outstanding Sterling Phantom Stock Units upon the settlement thereof. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since April 18, 2021 resulting from the exercise, vesting or settlement of any Sterling Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of Sterling issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Sterling Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Sterling may vote. Except as set forth on Section 3.2(a) of the Sterling Disclosure Schedule, no trust preferred or subordinated debt securities of Sterling are issued or outstanding. Other than Sterling Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Sterling, or contracts, commitments, understandings or arrangements by which Sterling may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Sterling, or that otherwise obligate Sterling to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Sterling is a party or is bound with respect to the voting or transfer of Sterling Common Stock or other equity interests of Sterling.
(b) Sterling owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Sterling Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Sterling Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3 Authority; No Violation.
(a) Sterling has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of Sterling. The Board of Directors of Sterling has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Sterling and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Sterling’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Sterling Common Stock entitled to vote on this Agreement (the “Requisite Sterling Vote”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Sterling Bank and Sterling as Sterling Bank’s sole stockholder, no other corporate proceedings on the part of Sterling are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sterling and (assuming due authorization, execution and delivery by Webster) constitutes a valid and binding obligation of Sterling, enforceable against Sterling in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) Neither the execution and delivery of this Agreement by Sterling nor the consummation by Sterling of the transactions contemplated hereby, including the Bank Merger, nor compliance by Sterling with any of the terms or provisions hereof, will (i) violate any provision of the Sterling Certificate or the Sterling Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sterling or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Sterling or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sterling or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sterling.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the Sterling Disclosure Schedule or Section 4.4 of the Webster Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of Sterling’s and Webster’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Webster in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (f) the filing of the Webster Certificate Amendment, the Certificate of Merger and the Certificate of Designations for the New Webster Preferred Stock with the Delaware Secretary pursuant to the DGCL and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Webster Common Stock and New Webster Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Webster Common Stock and New Webster Preferred Stock (or depositary shares in respect thereof) on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Sterling of this Agreement or (ii) the consummation by Sterling of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Sterling is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
3.5 Reports.
(a) Sterling and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sterling. Subject to Section 9.14, except as set forth on Section 3.5(a) of the Sterling Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Sterling and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Sterling, investigation into the business or operations of Sterling or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Sterling or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Sterling or any of its Subsidiaries since January 1, 2019; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Sterling.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Sterling to the SEC since December 31, 2018 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Sterling Reports”) is publicly available. No such Sterling Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Sterling Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Sterling has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Sterling Reports.
3.6 Financial Statements.
(a) The financial statements of Sterling and its Subsidiaries included (or incorporated by reference) in the Sterling Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Sterling and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Sterling and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Sterling and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2017, no independent public accounting firm of Sterling has resigned (or informed Sterling that it intends to resign) or been dismissed as independent public accountants of Sterling as a result of, or in connection with, any disagreements with Sterling on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Sterling, neither Sterling nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Sterling included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Sterling and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Sterling or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling. Sterling (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Sterling, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Sterling by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Sterling’s outside auditors and the audit committee of Sterling’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Sterling’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Sterling, any fraud, whether or not material, that involves management or other employees who have a significant role in Sterling’s internal controls over financial reporting. To the knowledge of Sterling, there is no reason to believe that Sterling’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2019, (i) neither Sterling nor any of its Subsidiaries, nor, to the knowledge of Sterling, any director, officer, auditor, accountant or representative of Sterling or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Sterling or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Sterling or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Sterling or any of its Subsidiaries, whether or not employed by Sterling or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Sterling or any of its officers, directors, employees or agents to the Board of Directors of Sterling or any committee thereof or, to the knowledge of Sterling, to any director or officer of Sterling.
3.7 Broker’s Fees. With the exception of the engagement of Citigroup Global Markets Inc. (“Citigroup”) and Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”), neither Sterling nor any Sterling Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Sterling has disclosed to Webster as of the date hereof the aggregate fees provided for in connection with the engagement by Sterling of Citigroup and KBW, related to the Merger and the other transactions contemplated hereby.
3.8 Absence of Certain Changes or Events.
(a) Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Sterling.
(b) Except as set forth on Section 3.8(b) of the Sterling Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2020, Sterling and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9 Legal Proceedings.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Sterling, neither Sterling nor any of its Subsidiaries is a party to any, and there are no pending or, to Sterling’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Sterling or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Sterling, any of its Subsidiaries or the assets of Sterling or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Sterling and its Subsidiaries, taken as a whole.
3.10 Taxes and Tax Returns.
(a) Each of Sterling and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Sterling nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Sterling and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Sterling and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Sterling nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Sterling and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Sterling nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Sterling and its Subsidiaries or the assets of Sterling and its Subsidiaries. Sterling has made available to Webster true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Sterling nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Sterling and its Subsidiaries). Neither Sterling nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Sterling) or (b) has any liability for the Taxes of any person (other than Sterling or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Sterling nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Sterling nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Sterling been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(b) As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c) As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employees and Employee Benefit Plans.
(a) Section 3.11(a) of the Sterling Disclosure Schedule lists all material Sterling Benefit Plans. For purposes of this Agreement, “Sterling Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Sterling or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Sterling or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b) Sterling has heretofore made available to Webster true and complete copies of (i) each material Sterling Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Sterling Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Sterling Benefit Plan, (D) the most recently prepared actuarial report for each Sterling Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Sterling Benefit Plan.
(c) Each Sterling Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.
(d) Section 3.11(d) of the Sterling Disclosure Schedule identifies each Sterling Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Sterling Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Sterling Qualified Plan and the related trust, and, to the knowledge of Sterling, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Sterling Qualified Plan or the related trust.

(e) With respect to each Sterling Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Sterling Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Sterling or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Sterling Benefit Plan. No Controlled Group Liability has been incurred by Sterling or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Sterling, no condition exists that presents a material risk to Sterling or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Sterling and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.
(f) None of Sterling, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Sterling, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(g) Except as set forth on Section 3.11(g) of the Sterling Disclosure Schedule, neither Sterling nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any Sterling Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Sterling Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Sterling, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Sterling and its Subsidiaries.
(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Sterling’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Sterling Benefit Plans, any fiduciaries thereof with respect to their duties to the Sterling Benefit Plans or the assets of any of the trusts under any of the Sterling Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Sterling and its Subsidiaries.
(j) Except as set forth on Section 3.11(j) of the Sterling Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of Sterling or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Sterling or any of its Subsidiaries, (iii) accelerate the timing of or cause Sterling or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Sterling Benefit Plan, or (iv) result in any limitation on the right of Sterling or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Sterling Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Sterling or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) Neither Sterling nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).
(l) There are no pending or, to the knowledge of Sterling, threatened material labor grievances or material unfair labor practice claims or charges against Sterling or any of its Subsidiaries, or any strikes or other material labor disputes against Sterling or any of its Subsidiaries. Neither Sterling nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Sterling or any of its Subsidiaries and, to the knowledge of Sterling, there are no organizing efforts by any union or other group seeking to represent any employees of Sterling and its Subsidiaries.
(m) Sterling and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(n) (i) To the knowledge of Sterling, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2018 against any Sterling Insider, (ii) since December 31, 2018, neither Sterling nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Sterling Insider, and (iii) there are no proceedings currently pending or, to the knowledge of Sterling, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Sterling Insider.
3.12 Compliance with Applicable Law. Sterling and each of its Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sterling, and, to the knowledge of Sterling, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Sterling and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Sterling or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations,

Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Sterling’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Sterling, none of Sterling, or any of its Subsidiaries or, to the knowledge of Sterling, any director, officer, employee, agent or other person acting on behalf of Sterling or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Sterling or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Sterling or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Sterling or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Sterling or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Sterling or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Sterling or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Sterling maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Sterling, Sterling has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sterling. To the knowledge of Sterling, there are no data security or other technological vulnerabilities with respect to Sterling’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sterling. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sterling: (i) Sterling Bank has complied in all material respects with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) Sterling and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Sterling, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.13 Certain Contracts.
(a) Except as set forth in Section 3.13(a) of the Sterling Disclosure Schedule or as filed with or incorporated into any Sterling Report filed prior to the date hereof, as of the date hereof, neither Sterling nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Sterling Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by Sterling or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Sterling Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sterling; (v) (A) that relates to the incurrence of indebtedness by Sterling or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by Sterling or any of its Subsidiaries of, or any similar commitment by Sterling or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $15,000,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of Sterling or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Sterling or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $5,000,000 per annum other than any such contracts which are terminable by Sterling or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by Sterling or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Sterling or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which Sterling or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any Sterling Benefit Plan), whether or not set forth in the Sterling Disclosure Schedule, is referred to herein as a “Sterling Contract.” Sterling has made available to Webster true, correct and complete copies of each Sterling Contract in effect as of the date hereof.
(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sterling, (i) each Sterling Contract is valid and binding on Sterling or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Sterling and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each Sterling Contract, (iii) to the knowledge of Sterling, each third-party counterparty to each Sterling Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such Sterling Contract, (iv) Sterling does not have knowledge of, and has not received notice of, any violation of any Sterling Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Sterling or any of its Subsidiaries, or to the knowledge of Sterling, any other party thereto, of or under any such Sterling Contract and (vi) no third-party counterparty to any Sterling Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Sterling Contract as a result of the Pandemic or the Pandemic Measures.
3.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither Sterling nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Sterling Disclosure Schedule, a “Sterling Regulatory Agreement”), nor has Sterling or any of its Subsidiaries been advised in writing since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Sterling Regulatory Agreement.
3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Sterling, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Sterling, any of its Subsidiaries or for the account of a customer of Sterling or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Sterling or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Sterling and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Sterling’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Sterling, Sterling and its Subsidiaries are in compliance, and have complied since January 1, 2019, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Sterling, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Sterling or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Sterling, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Sterling. To the knowledge of Sterling, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Sterling.
3.17 Investment Securities and Commodities.
(a) Each of Sterling and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Sterling Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Sterling or its Subsidiaries. Such securities and commodities are valued on the books of Sterling in accordance with GAAP in all material respects.
(b) Sterling and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Sterling believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Sterling has made available to Webster the material terms of such policies, practices and procedures.
3.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling, (a) Sterling or a Sterling Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Sterling Reports as being owned by Sterling or a Sterling Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Sterling Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Sterling Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with Sterling Owned Properties, the “Sterling Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Sterling, the lessor. There are no pending or, to the knowledge of Sterling, threatened condemnation proceedings against Sterling Real Property.

3.19 Intellectual Property. Sterling and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling, (a) (i) to the knowledge of Sterling, the use of any Intellectual Property by Sterling and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Sterling or any Sterling Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Sterling, no person has asserted in writing to Sterling that Sterling or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Sterling, infringing on or otherwise violating, any right of Sterling or any of its Subsidiaries with respect to any Intellectual Property owned by Sterling or its Subsidiaries, and (c) neither Sterling nor any Sterling Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Sterling or any Sterling Subsidiary, and Sterling and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Sterling and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.
3.20 Related Party Transactions. Except as set forth in Section 3.20 of the Sterling Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Sterling or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Sterling or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Sterling Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Sterling) on the other hand, of the type required to be reported in any Sterling Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
3.21 State Takeover Laws. The Board of Directors of Sterling has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).
3.22 Reorganization. Sterling has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23 Opinions. Prior to the execution of this Agreement, the Board of Directors of Sterling has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of each of Citigroup and KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Sterling Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.
3.24 Sterling Information. The information relating to Sterling and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Sterling and its Subsidiaries that is provided by Sterling or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Webster or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Webster or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.25(a) of the Sterling Disclosure Schedule, neither Sterling nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Sterling or any Subsidiary of Sterling is a creditor which as of December 31, 2020, had an outstanding balance of $10,000,000 or more and under the terms of which the obligor was, as of December 31, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the Sterling Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Sterling and its Subsidiaries that, as of December 31, 2020, had an outstanding balance of $10,000,000 or more and were classified by Sterling as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Sterling or any of its Subsidiaries that, as of December 31, 2020, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling, each Loan of Sterling and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Sterling and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling, each outstanding Loan of Sterling or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Sterling and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
3.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling, Sterling and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Sterling reasonably has determined to be prudent and consistent with industry practice, and Sterling and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Sterling and its Subsidiaries, Sterling or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
3.27 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Sterling, to the knowledge of Sterling, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Sterling and its Subsidiaries.
3.28 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Sterling in this Article III, neither Sterling nor any other person makes any express or implied representation or warranty with respect to Sterling, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Sterling hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Sterling nor any other person makes or has made any representation or warranty to Webster or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Sterling, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Sterling in this Article III, any oral or written information presented to Webster or any of its affiliates or representatives in the course of their due diligence investigation of Sterling, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Sterling acknowledges and agrees that neither Webster nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WEBSTER
Except (a) as disclosed in the disclosure schedule delivered by Webster to Sterling concurrently herewith (the “Webster Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Webster Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Webster that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Webster Reports filed by Webster after January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Webster hereby represents and warrants to Sterling as follows:
4.1 Corporate Organization.
(a) Webster is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the BHC Act. Webster has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Webster is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Webster. True and complete copies of the Webster Certificate and Webster Bylaws, as in effect as of the date of this Agreement, have previously been made available by Webster to Sterling.
(b) Each Subsidiary of Webster (a “Webster Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Webster, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Webster to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Webster that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Webster Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Webster as of the date hereof.

4.2 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of Webster consists of 200,000,000 shares of Webster Common Stock and 3,000,000 shares of preferred stock, par value $0.01 per share (the “Webster Preferred Stock”). As of April 14, 2021, there are (i) 90,411,341 shares of Webster Common Stock outstanding, including 405,024 shares of Webster Common Stock granted in respect of outstanding awards of restricted Webster Common Stock under the Webster Stock Plan (a “Webster Restricted Stock Award”), (ii) 182,733 shares of Webster Common Stock underlying performance share awards (a “Webster Performance Award”) (assuming performance goals are satisfied at target levels), (iii) 3,274,970 shares of Webster Common Stock held in treasury, (iv) 114,101 shares of Webster Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Webster Common Stock granted under a Webster Stock Plan (“Webster Stock Options” and, together with the Webster Restricted Stock Awards and the Webster Performance Awards, the “Webster Equity Awards”), (v) 867,241 shares of Webster Common Stock reserved for issuance pursuant to future grants under the Webster Stock Plan, (vi) 422,885 shares of Webster Common Stock reserved for issuance pursuant to future grants under the Webster Employee Stock Purchase Plan, as amended and restated effective April 1, 2019 (the “Webster ESPP”) and (vii) 6,000 shares of 5.25% Series F Non-Cumulative Perpetual Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since April 14, 2021 resulting from the exercise, vesting or settlement of any Webster Equity Awards described in the immediately preceding sentence or shares issued in respect of the Webster ESPP, there are no other shares of capital stock or other equity or voting securities of Webster issued, reserved for issuance or outstanding. As used herein, the “Webster Stock Plan” means the Webster Financial Corporation 2021 Stock Incentive Plan (which amends and restates the Webster Financial Corporation 1992 Stock Option Plan, as amended). All of the issued and outstanding shares of Webster Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Webster may vote. Except as set forth on Section 4.2(a) of the Webster Disclosure Schedule, no trust preferred or subordinated debt securities of Webster are issued or outstanding. Other than Webster Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of the Webster ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Webster, or contracts, commitments, understandings or arrangements by which Webster may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Webster, or that otherwise obligate Webster to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Webster is a party or is bound with respect to the voting or transfer of Webster Common Stock or other equity interests of Webster.
(b) Webster owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Webster Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Webster Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.3 Authority; No Violation.
(a) Webster has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby.

The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Merger and the Webster Certificate Amendment) have been duly and validly approved by the Board of Directors of Webster. The Board of Directors of Webster has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Webster and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Webster’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Webster Common Stock entitled to vote on this Agreement, (ii) the adoption and approval of the Webster Certificate Amendment by the affirmative vote of the holders of a majority of the outstanding shares of Webster Common Stock entitled to vote thereon (the foregoing clauses (i) and (ii) collectively, the “Requisite Webster Vote”), (iii) the adoption, approval and filing of a Certificate of Designation with respect to the New Webster Preferred Stock with the Delaware Secretary, (iv) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Webster Bank and Webster as Webster Bank’s sole stockholder and (v) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of Webster are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Webster and (assuming due authorization, execution and delivery by Sterling) constitutes a valid and binding obligation of Webster, enforceable against Webster in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Webster Common Stock and New Webster Preferred Stock to be issued in the Merger have been validly authorized (subject to receipt of the Requisite Webster Vote), when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Webster will have any preemptive right or similar rights in respect thereof.
(b) Neither the execution and delivery of this Agreement by Webster, nor the consummation by Webster of the transactions contemplated hereby, including the Bank Merger, nor compliance by Webster with any of the terms or provisions hereof, will (i) violate any provision of the Webster Certificate or the Webster Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Webster, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Webster or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Webster or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Webster.
4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC, in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the Sterling Disclosure Schedule or Section 4.4 of the Webster Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Webster Certificate Amendment, the Certificate of Merger and the Certificate of Designations for the New Webster Preferred Stock with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Webster Common Stock and New Webster Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Webster Common Stock and New Webster Preferred Stock (or depositary shares in respect thereof) on the

NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Webster of this Agreement or (ii) the consummation by Webster of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Webster is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
4.5 Reports.
(a) Webster and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Webster. Subject to Section 9.14, except as set forth on Section 4.5(a) of the Webster Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Webster and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Webster, investigation into the business or operations of Webster or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Webster or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Webster or any of its Subsidiaries since January 1, 2019; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Webster.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Webster to the SEC since December 31, 2018 pursuant to the Securities Act or the Exchange Act (the “Webster Reports”) is publicly available. No such Webster Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Webster Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Webster has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Webster Reports.
4.6 Financial Statements.
(a) The financial statements of Webster and its Subsidiaries included (or incorporated by reference) in the Webster Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Webster and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Webster and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Webster and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2017, no independent public accounting firm of Webster has resigned (or informed Webster that it intends to resign) or been dismissed as independent public accountants of Webster as a result of, or in connection with, any disagreements with Webster on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Webster, neither Webster nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Webster included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Webster and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Webster or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster. Webster (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Webster, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Webster by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Webster’s outside auditors and the audit committee of Webster’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Webster’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Webster, any fraud, whether or not material, that involves management or other employees who have a significant role in Webster’s internal controls over financial reporting. To the knowledge of Webster, there is no reason to believe that Webster’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2019, (i) neither Webster nor any of its Subsidiaries, nor, to the knowledge of Webster, any director, officer, auditor, accountant or representative of Webster or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Webster or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Webster or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Webster or any of its Subsidiaries, whether or not employed by Webster or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Webster or any of its officers, directors, employees or agents to the Board of Directors of Webster or any committee thereof or, to the knowledge of Webster, to any director or officer of Webster.
4.7 Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”) and Piper Sandler & Co. (“Piper Sandler”), neither Webster nor any Webster Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Webster has disclosed to Sterling as of the date hereof the aggregate fees provided for in connection with the engagement by Webster of J.P. Morgan and Piper Sandler related to the Merger and the other transactions contemplated hereby.

4.8 Absence of Certain Changes or Events.
(a) Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Webster.
(b) Except as set forth on Section 4.8(b) of the Webster Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2020, Webster and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9 Legal Proceedings.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Webster, neither Webster nor any of its Subsidiaries is a party to any, and there are no pending or, to Webster’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Webster or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Webster, any of its Subsidiaries or the assets of Webster or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Webster and its Subsidiaries, taken as a whole.
4.10 Taxes and Tax Returns. Each of Webster and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Webster nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Webster and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Webster and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Webster nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Webster and its Subsidiaries for all years to and including 2019 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Webster nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Webster and its Subsidiaries or the assets of Webster and its Subsidiaries. Webster has made available to Sterling true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Webster nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Webster and its Subsidiaries). Neither Webster nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Webster) or (b) has any liability for the Taxes of any person (other than Webster or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Webster nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Webster nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Webster been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
4.11 Employees and Employee Benefit Plans.
(a) Section 4.11(a) of the Webster Disclosure Schedule lists all material Webster Benefit Plans. For purposes of this Agreement, “Webster Benefit Plans” means all employee benefit plans (as defined in

Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Webster or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Webster or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b) Webster has heretofore made available to Sterling true and complete copies of (i) each material Webster Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Webster Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Webster Benefit Plan, (D) the most recently prepared actuarial report for each Webster Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Webster Benefit Plan.
(c) Each Webster Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.
(d) Section 4.11(d) of the Webster Disclosure Schedule identifies each Webster Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Webster Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Webster Qualified Plan and the related trust, and, to the knowledge of Webster, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Webster Qualified Plan or the related trust.
(e) With respect to each Webster Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Webster Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Webster or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Webster Benefit Plan. No Controlled Group Liability has been incurred by Webster or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Webster, no condition exists that presents a material risk to Webster or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Webster and its Subsidiaries.
(f) None of the Webster, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Webster, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.
(g) Neither Webster nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any Webster Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Webster Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Webster, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Webster and its Subsidiaries.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Webster’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Webster Benefit Plans, any fiduciaries thereof with respect to their duties to the Webster Benefit Plans or the assets of any of the trusts under any of the Webster Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Webster and its Subsidiaries.
(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of Webster or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Webster or any of its Subsidiaries, (iii) accelerate the timing of or cause Webster or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Webster Benefit Plan, or (iv) result in any limitation on the right of Webster or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Webster Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Webster or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) Neither Webster nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).
(l) There are no pending or, to the knowledge of Webster, threatened material labor grievances or material unfair labor practice claims or charges against Webster or any of its Subsidiaries, or any strikes or other material labor disputes against Webster or any of its Subsidiaries. Neither Webster nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Webster or any of its Subsidiaries and, to the knowledge of Webster, there are no organizing efforts by any union or other group seeking to represent any employees of Webster and its Subsidiaries.
(m) Webster and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(n) (i) To the knowledge of Webster, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2018 against any officer or director of Webster subject to the reporting requirements of Section 16(a) of the Exchange Act (a “Webster Insider”), (ii) since December 31, 2018, neither Webster nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Webster Insider, and (iii) there are no proceedings currently pending or, to the knowledge of Webster, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Webster Insider.
4.12 Compliance with Applicable Law. Webster and each of its Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Webster, and, to the knowledge of Webster, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Webster and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Webster or any of its Subsidiaries, including all laws relating to Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Webster’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Webster, none of Webster, or any of its Subsidiaries, or, to the knowledge of Webster, any director, officer, employee, agent or other person acting on behalf of Webster or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Webster or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Webster or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Webster or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Webster or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Webster or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Webster or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Webster maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Webster, Webster has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Webster. To the knowledge of Webster, there are no data security or other technological vulnerabilities with respect to Webster’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Webster. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect Webster: (i) Webster Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) Webster and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Webster, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.13 Certain Contracts.
(a) Except as set forth in Section 4.13(a) of the Webster Disclosure Schedule or as filed with or incorporated into any Webster Report filed prior to the date hereof, as of the date hereof, neither Webster nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral but excluding any Webster Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by Webster or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Webster Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Webster; (v) (A) that relates to the incurrence of indebtedness by Webster or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by Webster or any of its Subsidiaries of, or any similar commitment by Webster or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $15,000,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of Webster or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Webster or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $5,000,000 per annum other than any such contracts which are terminable by Webster or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by Webster or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Webster or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which Webster or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a) (excluding any Webster Benefit Plan), whether or not set forth in the Webster Disclosure Schedule, is referred to herein as a “Webster Contract”. Webster has made available to Sterling true, correct and complete copies of each Webster Contract in effect as of the date hereof.
(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Webster, (i) each Webster Contract is valid and binding on Webster or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Webster and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each Webster Contract, (iii) to the knowledge of Webster, each third-party counterparty to each Webster Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such Webster Contract, (iv) Webster does not have knowledge of, and has not received notice of, any violation of any Webster Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Webster or any of its Subsidiaries, or to the knowledge of Webster, any other party thereto, of or under any such Webster Contract and (vi) no third-party counterparty to any Webster Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Webster Contract as a result of the Pandemic or the Pandemic Measures.
4.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither Webster nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any

Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Webster Disclosure Schedule, a “Webster Regulatory Agreement”), nor has Webster or any of its Subsidiaries been advised in writing since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Webster Regulatory Agreement.
4.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Webster, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Webster, any of its Subsidiaries or for the account of a customer of Webster or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Webster or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Webster and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Webster’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Webster, Webster and its Subsidiaries are in compliance, and have complied since January 1, 2019, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Webster any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Webster or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Webster, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Webster. To the knowledge of Webster, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Webster.
4.17 Investment Securities and Commodities.
(a) Each of Webster and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Webster Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Webster or its Subsidiaries. Such securities and commodities are valued on the books of Webster in accordance with GAAP in all material respects.
(b) Webster and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Webster believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Webster has made available to Sterling the material terms of such policies, practices and procedures.
4.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster, (a) Webster or a Webster Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Webster Reports as being owned by Webster or a Webster Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Webster Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Webster Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with Webster Owned Properties, the “Webster Real Property”), free and clear of all Liens of any nature whatsoever, except for

Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Webster, the lessor. There are no pending or, to the knowledge of Webster, threatened condemnation proceedings against Webster Real Property.
4.19 Intellectual Property. Webster and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster, (a) (i) to the knowledge of Webster, the use of any Intellectual Property by Webster and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Webster or any Webster Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Webster, no person has asserted in writing to Webster that Webster or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Webster, infringing on or otherwise violating, any right of Webster or any of its Subsidiaries with respect to any Intellectual Property owned by Webster or its Subsidiaries, and (c) neither Webster nor any Webster Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Webster or any Webster Subsidiary, and Webster and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Webster and its Subsidiaries.
4.20 Related Party Transactions. Except as set forth in Section 4.20 of the Webster Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Webster or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Webster or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Webster Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Webster) on the other hand, of the type required to be reported in any Webster Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
4.21 State Takeover Laws. The Board of Directors of Webster has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any other Takeover Statutes.
4.22 Reorganization. Webster has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.23 Opinions. Prior to the execution of this Agreement, the Board of Directors of Webster has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of each of J.P. Morgan and Piper Sandler to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to Webster. Such opinions have not been amended or rescinded as of the date of this Agreement.
4.24 Webster Information. The information relating to Webster and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Webster and its Subsidiaries that is provided by Webster or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Sterling or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Sterling or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 4.25(a) of the Webster Disclosure Schedule, neither Webster nor any of its Subsidiaries is a party to any Loan in which Webster or any Subsidiary of

Webster is a creditor which as of December 31, 2020, had an outstanding balance of $10,000,000 or more and under the terms of which the obligor was, as of December 31, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the Webster Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Webster and its Subsidiaries that, as of December 31, 2020, had an outstanding balance of $10,000,000 or more and were classified by Webster as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Webster or any of its Subsidiaries that, as of December 31, 2020, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster, each Loan of Webster and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Webster and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster, each outstanding Loan of Webster or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Webster and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
4.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster, Webster and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Webster reasonably has determined to be prudent and consistent with industry practice, and Webster and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Webster and its Subsidiaries, Webster or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
4.27 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Webster, to the knowledge of Webster, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Webster and its Subsidiaries.
4.28 HSA Business. Webster Bank is duly qualified to act as a custodian or trustee for health savings accounts (“HSAs”) under Section 223 of the Code and any other applicable law (or is partnered with a person so qualified). To the knowledge of Webster, as of the date of this Agreement, no Material Network Partner intends to (a) terminate its relationship with Webster Bank, (b) transfer from such Material Network Partner’s related HSAs administered by Webster Bank for which Webster Bank serves as trustee or custodian (the “Accounts”) all or a material portion of the assets held in such Accounts or (c) encourage the holders of Accounts of such Material Network Partner’s related Accounts to transfer to a competitor of the business all or a material portion of the assets held in such Accounts. For purposes of this Agreement, “Material Network Partner” shall mean any person with whom Webster Bank is partnered through contract to conduct its HSA business where such person’s related HSAs constitute at least five percent (5%) of Webster Bank’s total number of HSAs or the dollar amount of the related HSA deposits as of the date of this Agreement.

4.29 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Webster in this Article IV, neither Webster nor any other person makes any express or implied representation or warranty with respect to Webster, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Webster hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Webster nor any other person makes or has made any representation or warranty to Sterling or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Webster, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Webster in this Article IV, any oral or written information presented to Sterling or any of its affiliates or representatives in the course of their due diligence investigation of Webster, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Webster acknowledges and agrees that neither Sterling nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Sterling Disclosure Schedule or the Webster Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Sterling and Webster shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Sterling or Webster to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in Section 5.1 or Section 5.2 (other than Sections 5.2(b) and 5.2(f), to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2.
5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Sterling Disclosure Schedule or the Webster Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, neither Sterling nor Webster shall, and neither Sterling nor Webster shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Sterling or any of its wholly-owned Subsidiaries to Sterling or any of its wholly-owned Subsidiaries, on the one hand, or of Webster or any of its wholly-owned Subsidiaries to Webster or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by Sterling at a rate not in excess of $0.07 per share of Sterling Common Stock, (B) regular quarterly cash dividends by Webster at a rate not in excess of $0.40 per share of Webster Common Stock, (C) dividends paid by any of the Subsidiaries of each of Sterling and Webster to Sterling or Webster or any of their wholly-owned Subsidiaries, respectively, (D) in the case of Sterling, dividends provided for and paid on shares of Sterling Series A Preferred Stock in accordance with the terms of such Sterling Series A Preferred Stock, (E) in the case of Webster, dividends provided for and paid on shares of Webster Preferred Stock in accordance with the terms of such Webster Preferred Stock, (F) in the case of Webster, regular distributions on outstanding trust preferred securities in accordance with their terms or (G) the acceptance of shares of Sterling Common Stock or Webster Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Sterling or Webster or any of their respective Subsidiaries, other than in the case of Webster, grants of options to purchase under the Webster ESPP; or
(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Sterling or Webster or their respective Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Sterling or Webster or their respective Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of Sterling or Webster, as applicable;
(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Sterling Contract or Webster Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Sterling or Webster, or enter into any contract that would constitute a Sterling Contract or Webster Contract, if it were in effect on the date of this Agreement;
(f) except as required under applicable law or the terms of any Sterling Benefit Plan or Webster Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend or terminate any Sterling Benefit Plan or Webster Benefit Plan, or any arrangement that would be a Sterling Benefit Plan or a Webster Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such Sterling Benefit Plan or Webster Benefit Plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $300,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new commercial banking hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any Sterling Benefit Plan or Webster Benefit Plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $300,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $300,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;
(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $1,000,000 individually or $2,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;
(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i) amend its certificate of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;
(j) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(l) enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(m) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;
(n) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or
(o) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, Webster and Sterling shall prepare and file with the SEC the Joint Proxy Statement and Webster shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within thirty (30) business days of the date of this Agreement. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Webster Preferred Stock (or depositary shares in lieu thereof) that will be issued in the transaction. Each of Webster and Sterling shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Webster and Sterling shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Webster shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Sterling shall furnish all information concerning Sterling and the holders of Sterling Common Stock and Sterling Series A Preferred Stock as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) business days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Webster and Sterling shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Sterling or Webster, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board and the OCC and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.
(c) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Webster or Sterling or any of their respective Subsidiaries, and neither Webster nor Sterling nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).
(d) To the extent permitted by applicable law, Webster and Sterling shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Webster, Sterling or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e) To the extent permitted by applicable law, Webster and Sterling shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.
6.2 Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of Webster and Sterling, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Webster and Sterling shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Webster or Sterling, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Webster nor Sterling nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Webster’s or Sterling’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)  Each of Webster and Sterling shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated September 13, 2019, as amended by the amendment to confidentiality agreement, dated March 22, 2021, between Webster and Sterling (the “Confidentiality Agreement”).
(c)  No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3  Stockholder Approvals. Each of Sterling and Webster shall call a meeting of its stockholders (the “Sterling Meeting” and the “Webster Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Sterling Vote and the Requisite

Webster Vote required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Sterling and Webster shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of Webster and Sterling and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Webster and Sterling, as applicable, the Requisite Webster Vote and the Requisite Sterling Vote, as applicable, including by communicating to the respective stockholders of Webster and Sterling its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of Webster and Sterling, respectively, adopt this Agreement (the “Webster Board Recommendation” and the “Sterling Board Recommendation,” respectively). Each of Webster and Sterling and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Webster Board Recommendation, in the case of Webster, or the Sterling Board Recommendation, in the case of Sterling, (ii) fail to make the Webster Board Recommendation, in the case of Webster, or the Sterling Board Recommendation, in the case of Sterling, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Webster Board Recommendation, in the case of Webster, or the Sterling Board Recommendation, in the case of Sterling, in each case within ten (10) business days (or such fewer number of days as remains prior to the Webster Meeting or the Sterling Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Webster or Sterling, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Webster Board Recommendation or the Sterling Board Recommendation, as applicable, such Board of Directors may, in the case of Webster, prior to the receipt of the Requisite Webster Vote, and in the case of Sterling, prior to the receipt of the Requisite Sterling Vote, submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Webster Board Recommendation or Sterling Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Webster or Sterling shall adjourn or postpone the Webster Meeting or the Sterling Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Webster Common Stock or Sterling Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Sterling or Webster, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Sterling Vote or the Requisite Webster Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Webster Meeting shall be convened and this Agreement shall be submitted to the stockholders of Webster at the Webster Meeting and (y) the Sterling Meeting shall be convened and this Agreement shall be submitted to the stockholders of Sterling at the Sterling Meeting, and nothing contained herein shall be deemed to relieve either Webster or Sterling of such obligation.
6.4  Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Webster and Sterling shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Sterling or Webster or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
6.5  Stock Exchange Listing. Webster shall cause the shares of Webster Common Stock and New Webster Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.
6.6  Employee Matters.
(a)  Webster, as the Surviving Corporation, shall provide the employees of Sterling and its Subsidiaries as of the Effective Time (the “Continuing Employees”), during the period commencing at the Effective Time and ending on the first anniversary thereof (the “Continuation Period”), for so long as they are employed following the Effective Time, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) target cash incentive opportunities that are no less favorable than those provided to similarly situated employees of Webster and its Subsidiaries; provided, that, if the Effective Time occurs in calendar year 2021, the Continuing Employees’ target cash incentive opportunities for such year shall be no less favorable than those provided to each such Continuing Employee immediately prior to the Effective Time; and (iii) (x) all employee statutory entitlements; and (y) all employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 6.6(a)) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Webster and its Subsidiaries; provided, that, with respect to clause (iii), until such time as Webster fully integrates the Continuing Employees into its plans, participation in the Sterling Benefit Plans (other than severance) shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Webster and its Subsidiaries on different dates following the Effective Time with respect to different plans. During the Continuation Period, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be provided severance benefits under the applicable Sterling Benefit Plan set forth in Section 6.6(a) of the Sterling Disclosure Schedule, subject to such employee’s execution (and non-revocation) of a release of claims.
(b)  With respect to any employee benefit plans of Webster or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Webster, as the Surviving Corporation, and its Subsidiaries shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Sterling Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a Sterling Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous Sterling Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with Sterling and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Sterling Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c)  If requested by Webster in writing at least twenty (20) business days prior to the Effective Time, Sterling shall cause any 401(k) plan sponsored or maintained by Sterling (each, a “Sterling 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Webster requests that any Sterling 401(k) Plan be terminated, (i) Sterling shall provide Webster with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Webster) not later than two (2) business days immediately preceding the Effective Time, and (ii) the Continuing Employees of Sterling shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Webster or one of its Subsidiaries (a “Webster 401(k) Plan”). Webster and Sterling shall take any and all actions as may be required, including amendments to any Sterling 401(k) Plan and/or Webster 401(k) Plan, to permit the Continuing Employees of Sterling who are then actively employed to make rollover contributions to the Webster 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.
(d)  Webster, as the Surviving Corporation, shall assume and honor all Sterling Benefit Plans in accordance with their terms.
(e)  The parties shall perform the actions set forth on Section 6.6(e) of both the Webster Disclosure Schedule and the Sterling Disclosure Schedule.
(f)  Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Sterling, Webster or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Sterling, Webster or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Sterling, Webster or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, Sterling, Webster or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Sterling Benefit Plan, Webster Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Sterling Benefit Plan, Webster Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of Sterling, Webster or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7  Indemnification; Directors’ and Officers’ Insurance.
(a)  From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by Sterling pursuant to the Sterling Certificate, Sterling Bylaws, the governing or organizational documents of any Subsidiary of Sterling or any indemnification agreements in existence as of the date hereof that have been disclosed to Webster, each present and former director, officer or employee of Sterling and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Sterling Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Sterling or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the Sterling Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Sterling Indemnified Party is not entitled to indemnification.
(b)  For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Sterling (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Sterling or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the

Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Sterling for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Sterling, in consultation with, but only upon the consent of Webster, may (and at the request of Webster, Sterling shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under Sterling’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c)  The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Sterling Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.
6.8  Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Webster, on the one hand, and a Subsidiary of Sterling, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Webster.
6.9  Advice of Changes. Webster and Sterling shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10  Dividends. After the date of this Agreement, each of Webster and Sterling shall coordinate with the other the declaration of any dividends in respect of Webster Common Stock and Sterling Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Sterling Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Sterling Common Stock and any shares of Webster Common Stock any such holder receives in exchange therefor in the Merger.
6.11  Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. No party shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.12  Corporate Governance.
(a)  Prior to the Effective Time, the Board of Directors of Webster shall take all actions necessary to adopt the Webster Bylaw Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the Webster Bylaw Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Corporation and the full Board of Directors of the Surviving Bank shall each be fifteen (15). Of the members of the initial Board of Directors of the Surviving Corporation and of the initial Board of Directors of the Surviving Bank as of the Effective Time, seven (7) shall be members of the Board of Directors of Sterling as of immediately prior to the Effective Time, designated by Sterling, which shall include Mr. Jack L. Kopnisky, and eight (8) shall be members of the Board of Directors of Webster as of immediately prior to the Effective Time, designated by Webster, which shall include Mr. John R. Ciulla.
(b)  Effective as of the Effective Time, (i) Mr. Jack L. Kopnisky shall serve as the Executive Chairman of the Board of Directors of the Surviving Corporation and of the Board of Directors of the Surviving Bank, (ii) Mr. John R. Ciulla shall serve as the President and Chief Executive Officer of the Surviving Corporation and of the Surviving Bank and as a member of the Board of Directors of the Surviving Corporation and of the Board of Directors of the Surviving Bank and (iii) Mr. William L. Atwell (or another independent member of the Board of Directors of Webster, designated by Webster) shall serve as the Lead Independent Director of the Board of Directors of the Surviving Corporation and of the Board of Directors of the Surviving Bank.
(c)  Effective as of the Effective Time, (i) the headquarters and main office of the Surviving Corporation and the Surviving Bank will be located in Stamford, Connecticut and (ii) the name of the Surviving Corporation will be “Webster Financial Corporation” and the name of the Surviving Bank will be “Webster Bank, National Association”.
(d)  The bylaws of Webster Bank in effect as the effective time of the Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.12.
6.13  Acquisition Proposals.
(a)  Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Sterling Vote, in the case of Sterling, or the Requisite Webster Vote, in the case of Webster, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an

Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to Webster or Sterling, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.
(b)  Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.14  Public Announcements. Sterling and Webster agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.
6.15  Change of Method. Sterling and Webster shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Sterling and Webster (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of Webster Common Stock received by holders of Sterling Common Stock in exchange for each share of Sterling Common Stock, (b) adversely affect the Tax treatment of holders of Sterling Common Stock or Webster Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of Sterling or Webster pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.16  Restructuring Efforts. If either Sterling or Webster shall have failed to obtain the Requisite Sterling Vote or the Requisite Webster Vote at the duly convened Sterling Meeting or Webster Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of Sterling as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its stockholders for adoption or approval.
6.17  Takeover Statutes. None of Sterling, Webster or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.18  Treatment of Sterling Debt. Upon the Effective Time (or at the effective time of the Bank Merger for any debt of Sterling Bank), Webster, or Webster Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by Sterling or Sterling Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.18 of the Sterling Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) Webster shall, and shall cause Webster Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) Sterling shall, and shall cause Sterling Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.
6.19  Exemption from Liability under Section 16(b). Webster and Sterling agree that, in order to most effectively compensate and retain Sterling Insiders, both prior to and after the Effective Time, it is desirable that Sterling Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Sterling Common Stock, Sterling Series A Preferred Stock and Sterling Equity Awards into Webster Common Stock, New Webster Preferred Stock or Webster Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.19. Sterling shall deliver to Webster in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Sterling subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Sterling Insiders”), and the Board of Directors of Webster and of Sterling, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Sterling) any dispositions of Sterling Common Stock, Sterling Series A Preferred Stock or Sterling Equity Awards by the Sterling Insiders, and (in the case of Webster) any acquisitions of Webster Common Stock, New Webster Preferred Stock, or Webster Equity Awards by any Sterling Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
ARTICLE VII

CONDITIONS PRECEDENT
7.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)  Stockholder Approvals. (i) This Agreement and the Webster Certificate Amendment shall have been adopted and approved by the stockholders of Webster by the Requisite Webster Vote and (ii) this Agreement shall have been adopted by the stockholders of Sterling by the Requisite Sterling Vote.
(b)  NYSE Listing. The shares of Webster Common Stock and New Webster Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
(c)  Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)  S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)  No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.
7.2  Conditions to Obligations of Webster. The obligation of Webster to effect the Merger is also subject to the satisfaction or waiver by Webster at or prior to the Effective Time of the following conditions:
(a)  Representations and Warranties. The representations and warranties of Sterling set forth in Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Sterling set forth in Sections 3.1(a), 3.1(b) (with respect to Significant Subsidiaries only), 3.2(b) (with respect to Significant Subsidiaries only), 3.3(a) and 3.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Sterling set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Sterling or the Surviving Corporation. Webster shall have received a certificate signed on behalf of Sterling by the Chief Executive Officer or the Chief Financial Officer of Sterling to the foregoing effect.
(b)  Performance of Obligations of Sterling. Sterling shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Webster shall have received a certificate signed on behalf of Sterling by the Chief Executive Officer or the Chief Financial Officer of Sterling to such effect.
(c)  Federal Tax Opinion. Webster shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Webster, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Webster and Sterling, reasonably satisfactory in form and substance to such counsel.
7.3  Conditions to Obligations of Sterling. The obligation of Sterling to effect the Merger is also subject to the satisfaction or waiver by Sterling at or prior to the Effective Time of the following conditions:
(a)  Representations and Warranties. The representations and warranties of Webster set forth in Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Webster set forth in Sections 4.1(a), 4.1(b) (with respect to Significant Subsidiaries only), 4.2(b) (with respect to Significant Subsidiaries only), 4.3(a) and 4.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Webster set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Webster. Sterling shall have received a certificate signed on behalf of Webster by the Chief Executive Officer or the Chief Financial Officer of Webster to the foregoing effect.
(b)  Performance of Obligations of Webster. Webster shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, including, but not limited to, the covenant to take all actions necessary to adopt the Webster Bylaw Amendment and the resolutions referenced therein and to effect the requirements referenced therein that are to be effected as of the Effective Time, and Sterling shall have received a certificate signed on behalf of Webster by the Chief Executive Officer or the Chief Financial Officer of Webster to such effect.
(c)  Federal Tax Opinion. Sterling shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to Sterling, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Webster and Sterling, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1  Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Sterling Vote or the Requisite Webster Vote:
(a)  by mutual written consent of Webster and Sterling;
(b)  by either Webster or Sterling if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c)  by either Webster or Sterling if the Merger shall not have been consummated on or before April 18, 2022 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d)  by either Webster or Sterling (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties

(or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Sterling, in the case of a termination by Webster, or Webster, in the case of a termination by Sterling, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Webster, or Section 7.3, in the case of a termination by Sterling, and which is not cured within forty-five (45) days following written notice to Sterling, in the case of a termination by Webster, or Webster, in the case of a termination by Sterling, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e)  by Sterling prior to such time as the Requisite Webster Vote is obtained, if (i) Webster or the Board of Directors of Webster shall have made a Recommendation Change or (ii) Webster or the Board of Directors of Webster shall have breached its obligations under Section 6.3 or 6.13 in any material respect; or
(f)  by Webster prior to such time as the Requisite Sterling Vote is obtained, if (i) Sterling or the Board of Directors of Sterling shall have made a Recommendation Change or (ii) Sterling or the Board of Directors of Sterling shall have breached its obligations under Section 6.3 or 6.13 in any material respect.
8.2  Effect of Termination.
(a)  In the event of termination of this Agreement by either Webster or Sterling as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Webster, Sterling, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14 and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Webster nor Sterling shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
(b)
(i)  In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Sterling or shall have been made directly to the stockholders of Sterling generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Sterling Meeting) an Acquisition Proposal, in each case with respect to Sterling and (A) (x) thereafter this Agreement is terminated by either Webster or Sterling pursuant to Section 8.1(c) without the Requisite Sterling Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Webster pursuant to Section 8.1(d) as a result of a willful breach by Sterling, and (B) prior to the date that is twelve (12) months after the date of such termination, Sterling enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Sterling shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Webster, by wire transfer of same day funds, a fee equal to $185,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.
(ii)  In the event that this Agreement is terminated by Webster pursuant to Section 8.1(f), then Sterling shall pay Webster, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(c)
(i)  In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Webster or shall have been made directly to the stockholders of Webster generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Webster Meeting) an Acquisition Proposal, in each case with respect to Webster, and (A) (x) thereafter this Agreement is terminated by either Webster or Sterling pursuant to Section 8.1(c) without the Requisite Webster Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Sterling pursuant to Section 8.1(d) as a result of a willful breach by Webster, and (B) prior to the date that is twelve (12) months after the date of such termination, Webster enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Webster shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Sterling, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.
(ii)  In the event that this Agreement is terminated by Sterling pursuant to Section 8.1(e), then Webster shall pay Sterling, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(d)  Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.
(e)  Each of Webster and Sterling acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Webster or Sterling, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Webster or Sterling, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX

GENERAL PROVISIONS
9.1  Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2  Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Webster Vote or the Requisite Sterling Vote; provided, that after adoption of this Agreement by the respective stockholders of Webster or Sterling, there may not be, without further approval of the stockholders of Webster or Sterling, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
9.3  Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite Webster Vote or the Requisite Sterling Vote, there may not be, without further approval of the stockholders of Webster or Sterling, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4  Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Webster and Sterling.
9.5  Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to Webster, to:

Webster Financial Corporation
145 Bank Street
Waterbury, Connecticut 06702
	Attention:	Harriet Munrett Wolfe
	Email:	hwolfe@websterbank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Edward D. Herlihy
Jacob A. Kling
	Email:	EDHerlihy@wlrk.com
JAKling@wlrk.com

and

(b)	if to Sterling, to:

Sterling Bancorp
360 Hamilton Avenue, 7th Floor
White Plains, New York 10601
	Attention:	James P. Blose
	Email:	JBlose@snb.com

With a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
2550 M Street, NW
Washington, D.C. 20037
	Attention:	James J. Barresi
Abby E. Brown
	Email:	James.Barresi@squirepb.com
Abby.Brown@squirepb.com

9.6  Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Sterling means the actual knowledge of any of the officers of Sterling listed on Section 9.6 of the Sterling Disclosure Schedule, and the “knowledge” of Webster means the actual knowledge of any of the officers of Webster listed on Section 9.6 of the Webster Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Stamford, Connecticut are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (f) “ordinary course” and “ordinary course of business” with respect to either party shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures. The Sterling Disclosure Schedule and the Webster Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law (which shall include for purposes of this Agreement any Pandemic Measures).
9.7  Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8  Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9  Governing Law; Jurisdiction.
(a)  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.
(b)  Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10  Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11  Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12  Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13  Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14  Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.15  Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, Sterling and Webster have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
STERLING BANCORP

By:	/s/ Jack L. Kopnisky
	Name:	Jack L. Kopnisky
	Title:	President and Chief Executive Officer

WEBSTER FINANCIAL CORPORATION

By:	/s/ John R. Ciulla
	Name:	John R. Ciulla
	Title:	Chairman, President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Exhibit A
[Form of Webster Certificate Amendment]

FORM OF WEBSTER CERTIFICATE AMENDMENT
The Fourth Amended and Restated Certificate of Incorporation of Webster Financial Corporation (the “Certificate of Incorporation”) shall be amended as follows:
1.	The first sentence of Article 4 of the Certificate of Incorporation shall be amended and restated in its entirety to state:
The total number of shares of all classes of the capital stock which the Corporation has authority to issue is four hundred three million (403,000,000), of which four hundred million (400,000,000) shall be common stock, par value $.01 per share, amounting in the aggregate to four million dollars ($4,000,000), and three million (3,000,000) shall be serial preferred stock, par value $.01 per share, amounting in the aggregate to thirty thousand dollars ($30,000).

Exhibit B
[Form of Webster Bylaw Amendment]

FORM OF WEBSTER BYLAW AMENDMENT
The Bylaws of Webster Financial Corporation (the “Corporation”), as amended effective March 15, 2020 (the “Bylaws”), having received the requisite approval from the Board of Directors under Article X of the Bylaws, shall be amended as follows, effective as of and subject to the occurrence of the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of April 18, 2021, by and between the Corporation and Sterling Bancorp):
A new Article XI shall be added to the Bylaws, as follows:
ARTICLE XI
CERTAIN CORPORATE GOVERNANCE MATTERS
SECTION 1. Executive Chairman; President and CEO. Effective as of the Effective Time (for all purposes of this Article XI, as defined in the Agreement and Plan of Merger, dated as of April 18, 2021, by and between the Corporation and Sterling Bancorp (“Sterling”), as the same may be amended from time to time (the “Merger Agreement”)), (a) Mr. Jack L. Kopnisky shall serve as the Executive Chairman of the board of directors of the Corporation (the “Board”) and of the board of directors of the Corporation’s wholly-owned subsidiary, Webster Bank, National Association (the “Bank”) (the “Bank Board”) and (b) Mr. John R. Ciulla shall serve as the President and Chief Executive Officer of the Corporation and of the Bank and as a member of the Board and of the Bank Board. Effective as of the twenty-four (24) month anniversary of the Effective Time or any earlier date as of which Mr. Kopnisky ceases for any reason to serve in the position of Executive Chairman of the Board and of the Bank Board (such date, the “Chairman Succession Date”), (i) Mr. Ciulla shall be the successor to Mr. Kopnisky as the Chairman of the Board and of the Bank Board, and shall continue as the President and Chief Executive Officer of the Corporation and of the Bank and (ii) Mr. Kopnisky shall cease to serve as a member of the Board and of the Bank Board and shall serve as a strategic consultant to the Corporation and the Bank until the thirty-six (36) month anniversary of the Effective Time or until such earlier time as of which Mr. Kopnisky ceases for any reason to serve as a consultant (the “Consultant Term”). The Corporation may enter into or amend appropriate agreements or arrangements with the individuals referenced herein in connection with the subject matter of this Article XI, Section 1.
The following actions shall require the affirmative vote of at least 75% of the full Board: (A) prior to the twenty-four (24) month anniversary of the Effective Time, the removal of Mr. Kopnisky from, or the failure to appoint, re-elect or re-nominate Mr. Kopnisky to, as applicable, his position as the Executive Chairman of the Board and of the Bank Board; (B) prior to the Chairman Succession Date, the removal of Mr. Ciulla from, or the failure to appoint, re-elect or re-nominate Mr. Ciulla to, as applicable, his positions as the President and Chief Executive Officer of the Corporation and of the Bank and as a member of the Board and of the Bank Board; (C) from and after the Chairman Succession Date until the Expiration Date, the removal of Mr. Ciulla from, or the failure to appoint, re-elect or re-nominate Mr. Ciulla to, as applicable, his positions as the Chairman of the Board and of the Bank Board and as the President and Chief Executive Officer of the Corporation and of the Bank; and (D) during the Consultant Term, the removal or termination of Mr. Kopnisky as a strategic consultant to the Corporation and the Bank.
SECTION 2. Board Size and Composition. Effective as of the Effective Time, the Board and the Bank Board shall each be comprised of seven (7) Continuing Sterling Directors, including Mr. Kopnisky, and eight (8) Continuing Webster Directors, including Mr. Ciulla. From and after the Effective Time until the Expiration Date: (A) the number of directors that comprises the full Board and the full Bank Board shall each be fifteen (15) and (B) no vacancy on the Board or the Bank Board created by the cessation of service of a director shall be filled by the applicable board and the applicable board shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Corporation or the Bank, as applicable (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a Continuing Sterling Director, not less than a majority of the Continuing Sterling Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a Continuing Webster Director, not less than a majority of the Continuing Webster Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy; provided that any such appointment or nomination pursuant to clause (y) or (z) shall be made in accordance with applicable law and the rules of the New York Stock Exchange (or other national securities exchange on which the Corporation’s securities are listed). For purposes of this Article XI, the terms “Continuing Sterling Directors”

and “Continuing Webster Directors” shall mean, respectively, the initial directors of Sterling and the Corporation who were selected to be directors of the Corporation and of the Bank by Sterling or the Corporation, as applicable, as of the Effective Time, pursuant to Section 6.12(a) of the Merger Agreement, and any directors of the Corporation or the Bank (as applicable) who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to this Article XI, Section 2.
SECTION 3. Lead Independent Director. Effective as of the Effective Time, Mr. William L. Atwell (or another independent member of the Board, designated by the Corporation prior to the Effective Time) shall serve as the Lead Independent Director of the Board and of the Bank Board. From the Effective Time until the Chairman Succession Date, the Lead Independent Director of the Board and of the Bank Board shall be an independent director chosen from among the Continuing Webster Directors. From and after the Chairman Succession Date until the Expiration Date, the Lead Independent Director of the Board and of the Bank Board shall be an independent director chosen from among the Continuing Sterling Directors.
SECTION 4. Headquarters; Name. Effective as of and from the Effective Time, (i) the headquarters and main office of the Corporation and the Bank will be located in Stamford, Connecticut and (ii) the name of the Corporation will be “Webster Financial Corporation” and the name of the Bank will be “Webster Bank, National Association”.
SECTION 5. Amendments; Interpretation. Effective as of the Effective Time until the date of the Corporation’s 2024 annual meeting of shareholders (the “Expiration Date”), the provisions of this Article XI may be modified, amended or repealed, and any bylaw provision or other resolution (including any proposed corresponding modification, amendment or repeal of any provision of the Corporation’s other constituent documents) inconsistent with this Article XI may be adopted, only by (and any such modification, amendment, repeal or inconsistent bylaw provision or other resolution may be proposed or recommended by the Board for adoption by the shareholders of the Corporation only by) the affirmative vote of at least 75% of the full Board. In the event of any inconsistency between any provision of this Article XI and any other provision of these bylaws or the Corporation’s other constituent documents, the provisions of this Article XI shall control to the fullest extent permitted by law.

Exhibit C
[Form of Bank Merger Agreement]

FORM OF AGREEMENT AND PLAN OF MERGER OF
STERLING NATIONAL BANK
WITH AND INTO
WEBSTER BANK, NATIONAL ASSOCIATION
This Agreement and Plan of Merger (this “Agreement”), dated as of [•], 2021, is made by and between Webster Bank, National Association, a national bank (“Webster Bank”), and Sterling National Bank, a national bank (“Sterling Bank”).
W I T N E S S E T H:
WHEREAS, Webster Bank is a national banking association duly organized and existing under the laws of the United States, with its main office located in Waterbury, Connecticut, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Webster Financial Corporation, a Delaware corporation (“Webster”);
WHEREAS, Sterling Bank is a national banking association duly organized and existing under the laws of the United States, with its main office located in Pearl River, New York, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Sterling Bancorp, a Delaware corporation (“Sterling”);
WHEREAS, Webster and Sterling have entered into an Agreement and Plan of Merger, dated as of April 18, 2021 (as amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Sterling will merge with and into Webster (the “Merger”), with Webster continuing as the surviving corporation in the Merger;
WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Sterling Bank with and into Webster Bank (the “Bank Merger”), with Webster Bank continuing as the surviving entity in the Bank Merger; and
WHEREAS, the board of directors of Webster Bank and the board of directors of Sterling Bank deem the Bank Merger advisable and in the best interests of their respective banks, and have each adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE I

BANK MERGER
Section 1.01  The Bank Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Sterling Bank shall be merged with and into Webster Bank in accordance with the provisions of, and with the effects provided in, applicable law (including 12 U.S.C. § 215a-1, 12 U.S.C. § 1831u and 12 U.S.C. § 1828(c)). At the Effective Time, the separate existence of Sterling Bank shall cease, and Webster Bank, as the surviving entity in the Bank Merger (the “Surviving Bank”), shall continue its existence under the laws of the United States as a national banking association. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of Sterling Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time, in each case without limiting the authority under applicable law of Webster Bank or of the Surviving Bank (as applicable) to close, relocate or otherwise make any change regarding any such branch.
Section 1.02  Closing. The closing of the Bank Merger will take place immediately following the Merger, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party or parties entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

Section 1.03  Effective Time. On the terms and subject to the conditions of this Agreement and subject to applicable law, the Bank Merger shall become effective as set forth in the certification of merger issued by the Office of the Comptroller of the Currency (the “OCC”) (the date and time of such effectiveness being herein referred to as the “Effective Time”).
Section 1.04  Articles of Association and Bylaws. The national bank charter, articles of association and bylaws of Webster Bank in effect immediately prior to the Effective Time, as amended to give effect to the Webster Bylaw Amendment that is attached as Exhibit B to the Merger Agreement and Section 6.12 of the Merger Agreement, shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.
Section 1.05  Name and Main Office. The name of the Surviving Bank shall be “Webster Bank, National Association” and the main office of the Surviving Bank shall be located in Stamford, Connecticut.
Section 1.06  Board of Directors. Effective as of the Effective Time, the number of directors that will comprise the full board of directors of the Surviving Bank shall be fifteen (15). Of the members of the initial board of directors of the Surviving Bank as of the Effective Time, seven (7) shall be members of the board of directors of Sterling as of immediately prior to the Effective Time, designated by Sterling, which shall include Mr. Jack L. Kopnisky, and eight (8) shall be members of the board of directors of Webster as of immediately prior to the Effective Time, designated by Webster, which shall include Mr. John R. Ciulla. In addition, effective as of the Effective Time, Mr. William L. Atwell (or another independent member of the board of directors of Webster, designated by Webster) shall serve as the Lead Independent Director of the board of directors of the Surviving Bank.
Section 1.07  Tax Treatment. It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.
ARTICLE II

TREATMENT OF SHARES
Section 2.01  Effect on Sterling Bank Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Sterling Bank, all shares of Sterling Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of capital stock or other property shall be delivered in exchange therefor.
Section 2.02  Effect on Webster Bank Capital Stock. Each share of Webster Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger. As of the date hereof, [•] shares of Webster Bank common stock are issued and outstanding; such shares will constitute all of the issued and outstanding capital stock of the Surviving Bank immediately after the Effective Time.
ARTICLE III

COVENANTS
Section 3.01  If at any time the Surviving Bank shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Sterling Bank as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of Sterling Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of Sterling Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

ARTICLE IV

CONDITIONS PRECEDENT
Section 4.01  The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:
a.
The approval of the OCC under 12 U.S.C. § 215a-1, 12 U.S.C. § 1831u and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

b.	The Merger shall have been consummated in accordance with the terms of the Merger Agreement.
c.
No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.

d.	This Agreement and the Bank Merger shall have been approved, or ratified and confirmed, as applicable, by the sole stockholder of each of Webster Bank and Sterling Bank.
ARTICLE V

TERMINATION AND AMENDMENT
Section 5.01  Termination. This Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement as therein provided.
Section 5.02  Effect of Termination. In the event of termination of this Agreement as provided in Section 5.01, this Agreement shall forthwith become void and have no effect, and none of Webster Bank, Sterling Bank or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that neither Webster Bank nor Sterling Bank shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
Section 5.03  Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
ARTICLE VI

GENERAL PROVISIONS
Section 6.01  Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.
Section 6.02  Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement in accordance with Section 5.01.
Section 6.03  Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to Webster Bank, to:

Webster Financial Corporation
145 Bank Street
Waterbury, Connecticut 06702
Attention:	Harriet Munrett Wolfe
E-mail:	hwolfe@websterbank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Edward D. Herlihy
Jacob A. Kling
E-mail:	EDHerlihy@wlrk.com
JAKling@wlrk.com
If to Sterling Bank, to:

Sterling Bancorp
360 Hamilton Avenue, 7th Floor
White Plains, New York 10601
Attention:	James P. Blose
E-mail:	JBlose@snb.com

With a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
2550 M Street, NW
Washington, D.C. 20037
Attention:	James J. Barresi
Abby E. Brown
Email:	James.Barresi@squirepb.com
Abby.Brown@squirepb.com
Section 6.04  Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used herein, “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Stamford, Connecticut are authorized by law or executive order to be closed.
Section 6.05  Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.06  Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Merger Agreement.
Section 6.07  Governing Law; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles, except to the extent that the federal laws of the United States shall be applicable hereto. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.
Section 6.08  Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 6.09  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
Section 6.10  Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Bank Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 6.11  Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
STERLING NATIONAL BANK

By:
Title:
[Signature Page to Bank Merger Agreement]

WEBSTER BANK, NATIONAL ASSOCIATION

By:
Title:
[Signature Page to Bank Merger Agreement]

Annex B
AMENDMENT TO THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WEBSTER FINANCIAL CORPORATION
Webster Financial Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1. The name of the Corporation is Webster Financial Corporation and the name under which the Corporation was originally incorporated is Webster Financial Corp. The date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was September 10, 1986. A Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on December 17, 1986. A Second Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on July 1, 1999. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on April 26, 2012. A Fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on April 28, 2016.
2. This Amendment to the Corporation’s Fourth Amended and Restated Certificate of Incorporation was duly adopted and approved by the directors and stockholders of the Corporation in accordance with Section 242 of the Delaware General Corporation Law.
3. The first sentence of Article 4 of the Fourth Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:
“The total number of shares of all classes of the capital stock which the Corporation has authority to issue is four hundred three million (403,000,000), of which four hundred million (400,000,000) shall be common stock, par value $.01 per share, amounting in the aggregate to four million dollars ($4,000,000), and three million (3,000,000) shall be serial preferred stock, par value $.01 per share, amounting in the aggregate to thirty thousand dollars ($30,000).”
IN WITNESS WHEREOF, said Webster Financial Corporation has caused this certificate to be signed by its Chairman and Chief Executive Officer and attested by its [duly authorized officer] this [•]th day of [•], [•].
WEBSTER FINANCIAL CORPORATION
By:
Name:	John R. Ciulla
Title:	Chairman and Chief Executive Officer
ATTEST:
By:
Name:
Title:
B-1

Annex C

April 18, 2021
The Board of Directors
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to Webster Financial Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Sterling Bancorp (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”) by and between the Company and the Merger Partner, the Merger Partner will merge with and into the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Merger Partner or the Company (in each case other than shares of Merger Partner Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by the Merger Partner or the Company in respect of debts previously contracted), will be converted into the right to receive 0.4630 of a share (the “Exchange Ratio”) of the Company's common stock, par value $0.01 per share (the “Company Common Stock”).
In connection with preparing our opinion, we have (i) reviewed a draft dated April 18, 2021 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have
C-1

also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Merger Partner. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC
C-2

Annex D

April 18, 2021
Board of Directors
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702
Ladies and Gentlemen:
Webster Financial Corporation (“Webster”) and Sterling Bancorp (“Sterling”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Sterling shall merge with and into Webster with Webster being the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of common stock, $0.01 par value per share, of Sterling (“Sterling Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of Sterling Common Stock as specified in the Agreement, will be converted into the right to receive 0.4630 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Webster (“Webster Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Webster.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the Agreement; (ii) certain publicly available financial statements and other historical financial information of Webster that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Sterling that we deemed relevant; (iv) certain internal financial projections for Webster for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Webster; (v) certain financial projections, estimated dividends per share and estimated share repurchases for Sterling for the years ending December 31, 2021 and December 31, 2022, as provided by the senior management of Sterling and authorized for our use by the senior management of Webster, as well as certain financial projections for Sterling for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Webster; (vi) the pro forma financial impact of the Merger on Webster based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards and the repurchase of a certain number of shares of Webster Common Stock in the year ending December 31, 2022, as provided by the senior management of Webster; (vii) the relative contribution of assets, equity and earnings of Webster and Sterling to the combined entity; (viii) the publicly reported historical price and trading activity for Webster Common Stock and Sterling Common Stock, including a comparison of certain stock trading information for Webster Common Stock and Sterling Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for Webster and Sterling with similar financial institutions for which information is publicly available; (x) certain financial and non-financial terms of recent merger of equals transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Webster and its representatives the business, financial condition, results of operations and prospects of Webster and held similar discussions with certain members of the senior management of Sterling and its representatives regarding the business, financial condition, results of operations and prospects of Sterling.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Webster, Sterling or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Webster and Sterling that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Webster or Sterling. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Webster or Sterling. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Webster or Sterling, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Webster or Sterling. We have assumed, with your consent, that the respective allowances for loan losses for both Webster and Sterling are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Webster for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Webster. In addition, Piper Sandler used certain financial projections, estimated dividends per share and estimated share repurchases for Sterling for the years ending December 31, 2021 and December 31, 2022, as provided by the senior management of Sterling and authorized for our use by the senior management of Webster, as well as certain financial projections for Sterling for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Webster. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards and the repurchase of a certain number of shares of Webster Common Stock in the year ending December 31, 2022, as provided by the senior management of Webster. With respect to the foregoing information, the respective senior managements of Webster and Sterling confirmed to us that such information reflected the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Webster and Sterling, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Webster’s or Sterling’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Webster and Sterling will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent and to the extent material to our analyses, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect that would be material to our analyses of Webster, Sterling or the Merger, or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Webster Common Stock or Sterling Common Stock at any time or what the value of Webster Common Stock will be once it is actually received by the holders of Sterling Common Stock.
We will receive a fee for rendering this opinion. Webster has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler has provided certain other investment banking services to Webster. In summary, Piper Sandler acted as book manager in connection with the offer and sale of Webster senior debt, which transaction occurred in March 2019 and for which Piper Sandler received approximately $585,000 in compensation. In addition, Piper Sandler Loan Strategies, LLC (“PSLS”), an affiliate of Piper Sandler, is currently engaged by Webster’s banking subsidiary, Webster Bank, National Association (“Webster Bank”), to act as introducing broker to Webster Bank in connection with the sale of certain assets and/or loans, which transactions may occur during the pendency of the Merger and for which PSLS would be due a fee. As you are aware, in the two years preceding the date hereof Piper Sandler has provided certain investment banking services to Sterling. In summary, Piper Sandler acted as book manager in connection with the offer and sale of Sterling subordinated debt, which transactions occurred in December 2019 and October 2020 and for which Piper Sandler received approximately $1.7 million and $1.4 million in compensation, respectively. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Webster, Sterling and their respective affiliates. We may also actively trade the equity and debt securities of Webster, Sterling and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Webster in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Webster as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to Webster and does not address the underlying business decision of Webster to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Webster or the effect of any other transaction in which Webster might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Webster or Sterling officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Webster from a financial point of view.
Very truly yours,

Annex E

April 18, 2021
The Board of Directors
Sterling Bancorp
Two Blue Hill Plaza, Second Floor
Pearl River, New York
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Sterling Bancorp (“Sterling”) of the Exchange Ratio (defined below) set forth in the Agreement and Plan of Merger, dated as of April 18, 2021 (the “Merger Agreement”) between Sterling and Webster Financial Corporation (“Webster”). As more fully described in the Merger Agreement, (i) Sterling will be merged with and into Webster (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of Sterling (“Sterling Common Stock”), except for shares of Sterling Common Stock owned by Sterling as treasury stock or owned by Sterling or Webster (in each case other than shares of Sterling Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Sterling or Webster in respect of debts previously contracted), will be converted into the right to receive 0.4630 of a share (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of Webster (“Webster Common Stock”). The Merger Agreement further provides that, following the Merger, Sterling National Bank, a wholly owned subsidiary of Sterling, will be merged with and into Webster Bank, a wholly owned subsidiary of Webster (the “Bank Merger” and, together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Sterling and certain senior officers and other representatives and advisors of Webster concerning the businesses, operations and prospects of Sterling and Webster. We examined certain publicly available business and financial information relating to Sterling and Webster as well as certain financial forecasts and other information and data relating to Sterling and Webster which were provided to or discussed with us by the respective managements of Sterling and Webster, including information relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Sterling and Webster to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices of Sterling Common Stock and Webster Common Stock; the historical and projected earnings and other operating data of Sterling and Webster; and the capitalization and financial condition of Sterling and Webster. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Sterling and Webster. We also evaluated certain potential pro forma financial effects of the Transaction on Sterling and Webster. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Sterling and Webster that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to Sterling and Webster, we have been advised by the respective managements of Sterling and Webster that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Sterling and Webster as to the future financial performance of Sterling and Webster, the potential strategic

The Board of Directors
Sterling Bancorp
April 18, 2021

implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated to result from, and other potential pro forma financial effects of, the Transaction and the other matters covered thereby and have assumed, with your consent, that the financial results (including the potential strategic implications and financial and operational benefits anticipated to result from the Transaction) reflected in such forecasts, pro forma financial effects and other information and data will be realized in the amounts and at the times projected. We have relied, at your direction, upon the assessments of the management of Sterling as to, among other things, (i) the potential impact on Sterling and Webster of market, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the financial services and banking industries, and the views of such management regarding prevailing and future interest rates and capital requirements, (ii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees and other commercial relationships of Sterling and Webster and (iii) the ability of Webster to integrate the businesses of Sterling and Webster. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Sterling, Webster or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms (including, without limitation, with respect to all outstanding preferred stock of Sterling), and in compliance with all applicable laws, organizational documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on Sterling, Webster or the contemplated benefits of the Transaction or that would otherwise be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Transaction will qualify for the intended tax treatment contemplated by the Merger Agreement. Our opinion, as set forth herein, relates to the relative values of Sterling and Webster. We are not expressing any opinion as to what the value of the Webster Common Stock actually will be when issued pursuant to the Merger or the price at which the Sterling Common Stock, the Webster Common Stock or any other securities will trade at any time, including following the announcement or consummation of the Transaction. We also are not expressing any opinion with respect to any accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of Sterling and Webster as to such matters. Our opinion does not address any terms (other than the Exchange Ratio to the extent expressly specified herein), aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any alternative transaction method or structure for effecting the Transaction or any terms, aspects or implications of the conversion of the outstanding preferred stock of Sterling, the Bank Merger or any related agreement or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We have not made or been provided with an independent evaluation or appraisal of the assets (or related collateral) or liabilities (contingent, derivative, off-balance sheet or otherwise) of Sterling, Webster or any other entity nor have we made any physical inspection of the properties or assets of Sterling, Webster or any other entity. We are not experts in the evaluation of liabilities, deposit accounts or loan or security portfolios or allowances for losses with respect thereto and we assume no responsibility for conducting a review of individual credit files or loan or security portfolios. We express no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of Sterling and Webster has, and the pro forma combined company will have, appropriate reserves to cover any such losses. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Sterling, nor were we requested to consider, and our opinion does not address, the underlying business decision of Sterling to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction in which Sterling might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other payments to any officers, directors or employees of any parties to the Transaction, or any

The Board of Directors
Sterling Bancorp
April 18, 2021

class of such persons, relative to the Exchange Ratio or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industries in which Sterling and Webster operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Sterling or Webster (or their respective businesses) or the Transaction (including the contemplated benefits thereof).
Citigroup Global Markets Inc. has acted as financial advisor to Sterling in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. In addition, Sterling has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and our affiliates in the past have provided, and currently provide, services to Sterling unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, providing investor products services to Sterling. We and our affiliates in the past have provided, and currently provide, services to Webster unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, providing investor products and global securitized markets services to Webster. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Sterling, Webster and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Sterling, Webster and their respective affiliates.
Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Sterling in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction or otherwise.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Sterling Common Stock.
Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex F

April 18, 2021
The Board of Directors
Sterling Bancorp
Two Blue Hill Plaza
Second Floor
Pearl River, NY 10965
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Sterling Bancorp (“Sterling”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Sterling with and into Webster Financial Corporation (“Webster”) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Sterling and Webster. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Sterling, Webster or any holder of the securities thereof, each share of the common stock, $0.01 par value per share, of Sterling (“Sterling Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Sterling Common Stock owned by Sterling as treasury stock or owned by Sterling or Webster (in each case other than shares of Sterling Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Sterling or Webster in respect debts previously contracted), shall be converted into the right to receive 0.4630 of a share of common stock, par value $0.01 per share, of Webster ( “Webster Common Stock”). The ratio of 0.4630 of a share of Webster Common Stock for one share of Sterling Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, following the Merger, Sterling National Bank, a wholly-owned subsidiary of Sterling, will merge with and into Webster Bank, National Association, a wholly-owned subsidiary of Webster(“Webster Bank”), with Webster Bank as the surviving entity (such transaction, the “Bank Merger”), pursuant to a separate bank merger agreement.
KBW has been retained by Sterling solely to render this opinion to the board of directors of Sterling (the “Board”), and KBW has not acted as a financial advisor or other advisor to, or as an agent of, Sterling or any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between Sterling and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Sterling and Webster. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Sterling or Webster for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the Board in rendering this opinion and will receive a fee from Sterling for our services. A portion of our fee is payable upon the rendering of this opinion, and a portion is contingent upon the successful completion of the Merger. In addition, Sterling has agreed to indemnify us for certain liabilities arising out of our engagement.
In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Sterling and received compensation for such services. KBW acted as an
Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors — Sterling Bancorp
April 18, 2021

underwriter in connection with Sterling’s December 2019 offering of fixed-to-floating rate subordinated notes. In the past two years, KBW has not provided investment banking or financial advisory services to Webster. We may in the future provide investment banking and financial advisory services to Sterling or Webster and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Sterling and Webster and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement, dated as of April 18, 2021; (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Sterling; (iii) certain preliminary and unaudited quarterly financial results for the quarter ended March 31, 2021 of Sterling (provided by Sterling); (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Webster; (v) certain preliminary and unaudited quarterly financial results for the quarter ended March 31, 2021 of Webster (provided by Webster); (vi) certain regulatory filings of Sterling and Webster and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2020; (vii) certain other interim reports and other communications of Sterling and Webster to their respective stockholders; and (viii) other financial information concerning the businesses and operations of Sterling and Webster that was furnished to us by Sterling and Webster or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Sterling and Webster; (ii) the assets and liabilities of Sterling and Webster; (iii) a comparison of certain financial and stock market information for Sterling and Webster with similar information for certain other companies the securities of which are publicly traded; (iv) financial and operating forecasts and projections of Sterling that were prepared by, and provided to and discussed with us by, Sterling management, and that were used and relied upon by us at the direction of such management and with the consent of the Board; (v) financial and operating forecasts and projections of Webster that were prepared by, and provided to and discussed with us by, Webster management, and that were used and relied upon by us based on such discussions, at the direction of Sterling management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Webster (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were provided to and discussed with us by the respective managements of Sterling and Webster and that were used and relied upon by us based on such discussions, at the direction of Sterling management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Sterling and Webster regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, Sterling with soliciting indications of interest from third parties regarding a potential transaction with Sterling.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Sterling as to the reasonableness and achievability of the financial and operating forecasts and projections of Sterling referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management. We have further relied, with the consent of Sterling, upon Webster management as to the reasonableness and achievability of the financial and operating forecasts and projections of Webster referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management. In addition, we have relied, with the consent of Sterling, upon the respective managements of Sterling and Webster as to the reasonableness and achievability of the estimates regarding certain pro forma

The Board of Directors — Sterling Bancorp
April 18, 2021

financial effects of the Merger on Webster (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that such information has been reasonably prepared and represents the best currently available estimates and judgments of such managements. We have assumed that such forecasts and projections of Sterling and Webster and such estimates regarding certain pro forma financial effects of the Merger on Webster will be realized in the amounts and in the time periods currently estimated.
It is understood that the forecasts, projections and estimates of Sterling and Webster that were provided to us were not prepared with the expectation of public disclosure and that all such forecasts, projections and estimates are based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Sterling and Webster and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which has been assumed to be limited, on Sterling and Webster. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Sterling or Webster since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Sterling and Webster are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Sterling or Webster, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Sterling or Webster under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Sterling Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Sterling, Webster or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Sterling that Sterling has relied upon

The Board of Directors — Sterling Bancorp
April 18, 2021

advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Sterling, Webster, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Sterling Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including, without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding preferred stock and other securities of Sterling in the Merger, any consequences of the Merger or any such related transaction to Sterling, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Sterling to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Sterling or the Board; (iii) the fairness of the amount or nature of any compensation to any of Sterling’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Sterling Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Sterling (other than the holders of Sterling Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Webster or any other party to any transaction contemplated by the Agreement; (v) the actual value of Webster Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which Sterling Common Stock or Webster Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Webster Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Sterling, Webster, their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Sterling Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

The Board of Directors — Sterling Bancorp
April 18, 2021

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Sterling Common Stock.
Very truly yours,

Keefe, Bruyette & Woods, Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Section 145 of the DGCL provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Webster, or are or were serving at the request of Webster in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person’s service in any such capacity if the indemnitee acted in good faith and in a manner they reasonably believed to be in or not opposed to Webster’s best interests, and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. In the case of actions brought by or in the right of Webster, Section 145 of the DGCL provides for indemnification only of expenses if the indemnitee acted in good faith and in a manner they reasonably believed to be in or nor opposed to Webster’s best interest and no indemnification may be paid if the indemnitee is judged liable unless, and only upon a determination by the Delaware Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.
Under the Webster bylaws, subject to the following paragraphs in this Item 20, Webster must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and any appeal therein, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of Webster) by reason of the fact that he is or was a director, officer, trustee, employee or agent of Webster, or is or was serving at the request of Webster as a director, officer, trustee, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, and any appeal therein, if he acted in good faith (as defined in the Webster bylaws) and in a manner he reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, and any appeals therein, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
Further, subject to the following paragraphs in this Item 20, Webster must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Webster to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of Webster, or is or was serving at the request of Webster as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against amounts paid in settlement and expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination (as set forth below) that despite the adjudication of liability or the settlement, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement.
Any indemnification under the Webster bylaws (unless ordered by a court) may be made by Webster only as authorized in the specific case upon a determination that indemnification of the director, officer, trustee, employee or agent is proper in the circumstances because such director, officer, trustee, employee or agent has met the applicable standard of conduct set forth in the Webster bylaws and, if applicable, is fairly and reasonably entitled to indemnity as set forth in the proviso in the Webster bylaws, as the case may be. Such determination must be made (i) by the Webster board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director, officer, trustee, employee or agent of Webster has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case. No director, officer, trustee, employee or agent of Webster may be entitled to indemnification in connection with any action, suit or proceeding voluntarily initiated by such person unless the action, suit or proceeding was authorized by a majority of the entire Webster board of directors.
Notwithstanding any contrary determination in the specific case, and notwithstanding the absence of any determination thereunder, any director, officer, trustee, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the Webster bylaws as described above in this Item 20. The basis of such indemnification by a court will be a determination by such court that indemnification of the director, officer, trustee, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth under the Webster bylaws as described above in this Item 20, as the case may be. Notice of any application for indemnification pursuant to this paragraph must be given to Webster promptly upon the filing of such application. Notwithstanding any of the foregoing, unless otherwise required by law, no director, officer, trustee, employee or agent of Webster will be entitled to indemnification in connection with any action, suit or proceeding voluntarily initiated by such person unless the action, suit or proceeding was authorized by a majority of the entire Webster board of directors.
Expenses incurred in connection with a threatened or pending action, suit or proceeding may be paid by Webster in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, trustee, employee or agent to repay such amount if it is determined that he is not entitled to be indemnified by Webster as authorized in the Webster bylaws.
Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of Webster, or is or was serving at the request of Webster as a director, officer, trustee, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Webster would have the power or the obligation to indemnify him against such liability under the provisions of the Webster bylaws.
Notwithstanding anything else to the contrary, no indemnification may be paid by Webster if it violates the applicable restrictions on indemnification set forth in Section 18(k) of the FDI Act.

Item 21.	Exhibits and Financial Statement Schedules
(a)	The following exhibits are filed herewith or incorporated by reference herein:
Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of April 18, 2021, by and between Webster Financial Corporation and Sterling Bancorp (attached as Annex A to the joint proxy statement/prospectus forming a part of this registration statement).*

3.1
Fourth Amended and Restated Certificate of Incorporation of Webster Financial Corporation (incorporated by reference to Exhibit 3.1 to Webster Financial Corporation’s Form 10-Q filed with the SEC on August 9, 2016).

3.2
Certificate of Designations of 5.25% Series F Non-Cumulative Perpetual Preferred Stock of Webster Financial Corporation (incorporated by reference to Exhibit 3.3 to Webster Financial Corporation’s Form 8-A12B filed with the SEC on December 12, 2017).

3.3
Form of Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of Webster Financial Corporation (attached as Annex B to the joint proxy statement/prospectus forming a part of this registration statement).

3.4	Form of Certificate of Designations of 6.50% Series G Non-Cumulative Perpetual Preferred Stock of Webster Financial Corporation.**

3.5	Bylaws of Webster Financial Corporation (incorporated by reference to Exhibit 3.1 to Webster Financial Corporation’s Form 8-K filed with the SEC on March 17, 2020).

3.6	Form of Bylaw Amendment to Bylaws of Webster Financial Corporation (attached as Exhibit B of Exhibit 2.1).

4.1	Form of Specimen Common Stock Certificate of Webster Financial Corporation (incorporated by reference to Exhibit 4.1 to Webster Financial Corporation’s Form 10-K filed with the SEC on March 10, 2006).

4.2
Deposit Agreement, dated as of March 19, 2013, by and among Astoria Financial Corporation, Computershare Shareholder Services, LLC, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.3 to Sterling Bancorp’s Form S-4 filed with the SEC on April 5, 2017 (Commission File No. 333-217153)).

4.3
First Amendment to the Deposit Agreement, effective as of October 2, 2017, by and among Astoria Financial Corporation, predecessor-in-interest to Sterling Bancorp and Computershare Shareowner Services LLC, predecessor-in-interest to Computershare, Inc. (incorporated by reference to Exhibit 4.4 to Sterling Bancorp’s Form 10-Q filed with the SEC on November 3, 2017 (Commission File No. 001-35385)).

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the securities being registered.**

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. income tax aspects of the merger.**

8.2	Opinion of Squire Patton Boggs (US) LLP regarding certain U.S. income tax aspects of the merger.**

23.1	Consent of KPMG LLP.

23.2	Consent of Crowe LLP.

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 5.1).**

Exhibit No.	Description
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.1).**

23.5	Consent of Squire Patton Boggs (US) LLP (included as part of its opinion filed as Exhibit 8.2).**

24.1	Powers of Attorney of Directors and Officers of Webster Financial Corporation (included on the signature page of this registration statement and incorporated herein by reference).

99.1	Form of Proxy of Webster Financial Corporation.**

99.2	Form of Proxy of Sterling Bancorp.**

99.3	Consent of J.P. Morgan Securities LLC.

99.4	Consent of Piper Sandler & Co.

99.5	Consent of Citigroup Global Markets Inc.

99.6	Consent of Keefe, Bruyette & Woods, Inc.

99.7	Consent of Jack L. Kopnisky to be named as director.
*
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

**	To be filed by amendment.
Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on June 11, 2021.
WEBSTER FINANCIAL CORPORATION

By:	/s/ John R. Ciulla
Name:	John R. Ciulla
Title:	Chairman, President and Chief Executive Officer
BE IT KNOWN BY THESE PRESENT: Each of the undersigned directors and officers has made, constituted, and appointed, and does hereby make, constitute, and appoint John R. Ciulla, Glenn I. MacInnes and Harriet Munrett Wolfe, and each of them, with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, relating to the registration under the Securities Act of 1933 of the shares of common stock, par value $0.01 per share, and preferred stock, par value $0.01 per share, and depositary shares in respect thereof, of Webster Financial Corporation issuable in connection with the merger of Webster Financial Corporation and Sterling Bancorp, and to file with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 11, 2021.
Signature	Title
/s/ John R. Ciulla	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
(John R. Ciulla)

/s/ Glenn I. MacInnes	Chief Financial Officer (Principal Financial Officer)
(Glenn I. MacInnes)

/s/ Albert J. Wang	Chief Accounting Officer (Principal Accounting Officer)
(Albert J. Wang)

/s/ William L. Atwell	Director
(William L. Atwell)

/s/ Elizabeth E. Flynn	Director
(Elizabeth E. Flynn)

/s/ E. Carol Hayles	Director
(E. Carol Hayles)

/s/ Linda H. Ianieri	Director
(Linda H. Ianieri)

/s/ Laurence C. Morse	Director
(Laurence C. Morse)

Signature	Title

/s/ Karen R. Osar	Director
(Karen R. Osar)

/s/ Mark Pettie	Director
(Mark Pettie)

/s/ Lauren C. States	Director
(Lauren C. States)